Form 40-F/A
C21 Investments Inc.
filed 2019-06-28
CIK 831609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 40-F
(AMENDMENT NO. 1)

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2019

Commission File Number 000-55982

________________________________

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

________________________________

CT Corporation System
15th Street N.W., Suite 1000, Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

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
[X] Yes            [   ] No

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

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

C21 Investments Inc. (“C21”) is filing this Amendment No. 1 (the “Form 40-F/A”) to its Annual Report on Form 40-F for the year ended January 31, 2019 (the “Fiscal Year”), filed on June 3, 2019 (the “Original Filing”), solely to furnish its financial statements for the Fiscal Year formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, C21 is filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F Annual Report, as filed with the Commission in the Original Filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.

By:	/s/Robert Cheney
Name: Robert Cheney
Title: Chief Executive Officer

Date: June 28, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated May 30, 2019*

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended January 31, 2019 and January 31, 2018, together with the report thereon of the independent auditor*

99.3	Management’s Discussion and Analysis for the years ended January 31, 2019 and January 31, 2018*

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act*

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

99.8	Consent of Davidson & Company LLP*

99.9	Code of Business Conduct and Ethics*

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Previously filed in the Original Filing.