Form 20-F
period 2020-01-31
C21 Investments Inc.
filed 2020-07-14
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended January 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number 000-55982

C21 Investments Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6E 3H4

Canada
(Address of principal executive offices)

Michael Kidd

C21 Investments Inc.

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6E 3H4

Canada

Tel: 833-289-2994

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered pursuant to Section 12(g) of the Act:  common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at January 31, 2020, 89,388,640 common shares of the Registrant were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "C21" refers to C21 Investments Inc.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3233.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws collectively, "forward-looking information"). All information, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired and markets to be entered into by the Company as a result of completing such proposed acquisitions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed acquisitions, such as the growth to be experienced by such new markets, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information is not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient and effective manner; expectations regarding the Company's consolidation, integration and optimization of its Oregon assets; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all;  and the ability of the Company's operations to perform and continue in the ordinary course in light of the COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate the proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the industry, risks associated to cannabis products manufactured for human consumption including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cybersecurity risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effect service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may have on the global economy and retail sector, particularly the cannabis retail sector in the states in which the Company operates, risks and uncertainties relating to the Company's President and CEO, Sonny Newman, being the Company's major lender holding security over the Company's principal operating assets in Nevada, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information.

The Company may elect to update such forward-looking information at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

The forward-looking statements or information contained in this Form 20-F are made as of the date of this filing.

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

This Report includes audited consolidated financial statements of the Company for the years ended January 31, 2020, 2019 and 2018. These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB) and interpreted by the International Financial Reporting Interpretations Committee ("IFRIC").

The following is selected financial data for the Company for each of the last five fiscal years ended 2016 through 2020 on a consolidated basis. The data is extracted from the audited consolidated financial statements of the Company for each of the aforementioned years.  The selected financial data below should be read in conjunction with our audited consolidated financial statements, the notes thereto and the information appearing in the section of this Annual Report entitled "Item 5 - Operating and Financial Review and Prospects". Our historical results do not necessarily indicate results expected for any future period.

		Twelve months ended Jan 31,
		2020		2019		2018		2017		2016
		-$-		-$-		-$-		-$-		-$-

Revenue		37,705,095		2,585,511		-		-		-
Inventory expensed to cost of sales		25,625,734		2,681,864		-		-		-
Gross margin before the undernoted		12,079,361		(96,353)		-		-		-

Realized fair value adjustment on biological assets		(5,292,763)		405,170		-		-		-
Unrealized fair value adjustment on biological assets		6,536,103		(126,250)		-		-		-
Gross Profit		13,322,701		182,567		-		-		-

Expenses
General and administration		9,485,132		6,326,591		340,575		52,779		75,078
Sales, marketing, and promotion		1,120,929		2,306,357		-		-		-
Depreciation and amortization		3,405,116		579,757		-		-		-
Share based compensation		492,631		2,996,710		258,896		-		-
Total expenses		14,503,808		12,209,415		599,471		52,779		75,078

Income (loss) before undernoted items		(1,181,107)		(12,026,848)		(599,471)		(52,779)		(75,078)

Interest expense		(3,866,420)		(391,961)		-		-		-
Accretion expense		(434,331)		(992,202)		-		-		-
Transaction costs		(331,973)		(10,134,732)		-		-		-
Impairment of Capital Assets		(4,139,522)		-		-		-		-
Other Income (loss)		241,825		(673,226)		-		-		3,663
Impairment loss		(23,911,485)		-		-		-		-
Loss on Disposal of Assets		-		(90,100)		-		-		-
Interest and other income		2,353		337,986		-		-		-
Gain on change in fair value of derivative liabilities		4,779,693		369,913		-		-		-
Loss before income taxes		(28,840,967)		(23,601,170)		(599,471)		(52,779)		(71,415)
Current income tax expense		(3,714,666)		-		-		-		-
NET LOSS		(32,555,633)		(23,601,170)		(599,471)		(52,779)		(71,415)
Other comprehensive loss
Cumulative translation adjustment		(684,336)		(370,903)		32,048		(21,298)		-
LOSS AND COMPREHENSIVE LOSS		(33,239,969)		(23,972,073)		(567,423)		(74,077)		(71,415)

Basic and diluted loss per share	-$	0.42	-$	0.77	-$	0.11	-$	0.03	-$	0.04

Weighted average number of common shares outstanding - basic and diluted		76,683,895		31,001,645		5,004,353		1,979,695		1,873,531

	2020	2019	2018	2017	2016
	- $ -	- $ -	- $ -	- $ -	- $ -
ASSETS
Current assets
Cash	3,076,493	9,067,095	209,235	65	74
Biological assets	1,408,271	1,870,540	-	-	-
Inventory	6,191,843	6,859,034	-	-	-
Prepaid expenses and deposits	543,482	608,002	9,762	-	-
Receivables	443,122	79,953	12,138	4,358	2,913
Total current assets	11,663,211	18,484,624	231,135	4,423	2,987
Property and equipment	3,834,131	2,082,010	-	-	-
Right-of-use assets	4,660,688	7,744,611	-	-	-
Intangible assets	12,704,626	13,368,580	-	-	-
Goodwill	28,541,323	29,230,651	-	-	-
Notes receivable and deposits	-	6,476,515	-	-	-
Restricted cash	46,106	46,035	48,417	45,278	41,862
TOTAL ASSETS	61,450,085	77,433,026	279,552	49,701	44,849
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,488,274	4,981,116	152,168	351,356	276,796
Promissory note payable - current portion	21,200,000	21,000,000	-	-	-
Convertible promissory note - current portion	1,244,041	-		-	-
Convertible debentures - current portion	6,867,255	-		-	-
Income taxes payable	3,714,666	-		-	-
Consideration payable - current portion	846,256	1,375,268	-	-	-
Short-term debt	126,119	-		-	-
Derivative liability- current portion	-	23,097	-	-	-
Lease liabilities - current portion	1,131,149	4,421,265	-	-	-
Total current liabilities	38,617,760	31,800,746	152,168	351,356	276,796
Lease liabilities	3,870,211	3,486,700	-	-	-
Long-term debt	494,217	-	-	-	-
Convertible promissory note	1,136,065	1,845,830	-	-	-
Convertible debentures	-	10,159,653	-	-	-
Promissory note payable	-	9,000,000	-	-	-
Derivative liability	3,699,152	-		-	-
Reclamation obligation	53,126	53,484	57,189	53,955	50,261
TOTAL LIABILITIES	47,870,531	56,346,413	209,357	405,311	327,057
SHAREHOLDERS’ EQUITY
Share capital	76,028,268	52,923,983	13,554,610	12,820,278	11,336,479
Commitment to issue shares	1,100,881	1,044,881	-	-	-
Reserves	8,008,176	5,435,551	861,314	602,418	476,775
Accumulated other comprehensive loss	(1,047,387)	(363,051)	7,852	(24,196)	(2,898)
Deficit	(70,510,384)	(37,954,751)	(14,353,581)	(13,754,110)	(12,092,564)
TOTAL SHAREHOLDERS’ EQUITY	13,579,554	21,086,613	70,195	(355,610)	(282,208)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	61,450,085	77,433,026	279,552	49,701	44,849

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following are certain factors relating to the business and securities of the Company. The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected.  The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

Risks Associated With The Securities Of The Company

The Company may not be able to meet its obligations as they become due, and the Company will require additional funding to continue as a going concern.

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  While the Company experiences positive cash flow from operations, such cash flow will not be sufficient on its own to fund payments on the short-term debt obligations owing to the Company's President and CEO, and other unsecured creditors, which are due on January 1, 2021.  These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

The Company will require additional financing, which may not be available.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Investors in the Common Shares may experience dilution from future financings.

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of common shares, and the Company's shareholders will have no pre-emptive rights in connection with such further issuances. C21's Board has discretion to determine the price and the terms of further issuances. Moreover, additional common shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company in accordance with their terms. The Company may also issue common shares to finance future acquisitions. The Company cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares or other securities will have on the market price of its common shares. Issuances of a substantial number of additional common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the common shares. With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its revenue per share.

Company indebtedness could have a number of adverse impacts on the Company, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Company could have significant consequences on the Company, including: increase the Company's vulnerability to general adverse economic and industry conditions; require the Company to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Company's cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Company's flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Company's ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

There is a limited market for resale of the Company’s common shares.

Notwithstanding that the Company's common shares are listed on the CSE, there can be no assurance that an active and liquid market for such securities will develop or be maintained and securityholders may find it difficult to resell any securities of the Company.

There can be no assurance that the publicly traded price of the Company's common shares will be high enough to create a positive return for investors. Further, there can be no assurance that the common shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the common shares would be diminished.

As well, the continued operations of the Company will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Company is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their common shares and any investment in the Company may be lost.

The price of the Common Shares has been and may continue to be volatile.

The market price of C21's common shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of shareholders or holders of other securities to sell their securities at an advantageous price. Market price fluctuations in the securities may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company's executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Company's securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of C21's common shares and other securities may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company's operations may be adversely impacted, and the trading price of the common shares and other securities may be materially adversely affected.

Maintaining a public listing is costly and will add to the Company's legal and financial compliance costs.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company's legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

The Company has not paid dividends and does not anticipate paying dividends for the foreseeable future.

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance growth, and where appropriate, to pay down debt.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult- use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 ("CSA"), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

The Company could face a number of operational risk and may not be adequately insured for such risks.

The Company will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws or regulations, natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company's properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company's operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings and financial condition.

Proceeds from the Company's financings could be considered proceeds of crime which may restrict the Company's ability to pay dividends or effect other distributions to its shareholders.

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the Drug Enforcement Agency (“DEA”) reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Oregon and the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

The Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Company in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. Given the conflict of laws and regulations, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. The Company regularly monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, forfeiture, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its title (directly or indirectly) to cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested and degree of enforcement by the applicable authorities involved, and such time or resources could be substantial.

As a company listed on the CSE, the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, the SAFE Banking Act of 2019 would be a positive development for the industry and access to more affordable banking and lending.

Changes to current laws and regulation may impose substantial costs on the Company.

Local, state and federal cannabis laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of the Company’s planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company’s cannabis business. The Company cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company’s business.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company's business, results of operations, financial condition and prospects would be materially adversely affected.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants, including the Company.

The Company operates in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Company incurs ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct its business.

Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on the Company's financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings on investments and could make future capital investments or the Company's operations uneconomic.

The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry, such as the Company, which cannot be readily predicted.

Regulatory scrutiny of the Company's industry may negatively impact its ability to raise additional capital.

The Company's business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company's industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Company.

The Company's operations in the U.S. are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of the Company's operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on C21's common shares in the foreseeable future, in the event that a determination was made that the Company's proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company's operations and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time in response to factors outside of the Company's control.

Losing access to traditional banking could have a significant effect on our ability to conclude financings and achieve returns.

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain traditional bank accounts may make it difficult to operate the Company’s cannabis business. Currently in the states of Oregon and Nevada, private credit union banks are being used by the Company for all its banking needs. Through these private credit union banks, the Company can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers. However, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company’s U.S. business on a cash-only basis. The inability, onerous limitations or restrictions on the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned.

The Company's operations in the United States may be subject to heightened scrutiny

The Company's existing operations in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. ("CDS"), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017, reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the "TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the common shares would become highly illiquid and until an alternative was implemented investors would have no ability to affect a trade of common shares through the facilities of a stock exchange.

Unfavorable publicity or consumer perception of cannabis may have an adverse effect on the demand for our products.

The Company believes the adult-use and medical cannabis industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cananbis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical cannabis and on the business, results of operations, financial condition, cash flows or prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or associating the consumption of adult-use and medical cannabis with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports, findings or other media attention will not arise.

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public's perception of cannabis in the United States, or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any limits on future expansion may have a material adverse effect on the Company's business, financial condition, and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Company’s current and proposed brands and products will remain or be approved for sale and distribution in any state.

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Company will continue to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such future products will be approved to the extent necessary. For the products that are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

The business premises of the Company are a target for theft, which may have an adverse impact on its financial condition and results of operations.

The business premises of the Company are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing, distribution and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cannabis products, cultivation and processing equipment, and cash could have a material adverse impact on the business, financials condition, results of operation and property of the Company.

As the Company's business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company engages security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

The Company has historically relied on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely on the capital markets to finance its business.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based issuers involved in the U.S. state-legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

As consumer perceptions of cannabis evolve, the Company may face unfavorable publicity or consumer perception.

The state-legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the nature of legalization (for example, support for legalization of medical versus recreational cannabis). The Company’s ability to maintain and increase market acceptance of its company and products may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful, and their failure may have an adverse effect on the Company.

Product liability claims or regulatory actions against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business.

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cananabis involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical cannabis, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical cannabis, the Company may be subject to various product liability claims, including, among others, that the cannabis product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the state-legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.  If a single source supplier were to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, the Company.

Operational and General Business Risks

The impact of the COVID-19 global pandemic may have a negative impact on the Company's operations and performance.

On March 11, 2020, the World Health Organization ("WHO") declared the coronavirus contagious disease outbreak and related adverse public health developments ("COVID-19") a global pandemic, and recommended containment and mitigation measures worldwide. While the ultimate severity of the outbreak and its impact on the economic environment is uncertain, the Company is monitoring this closely. While the precise impact of COVID-19 on the Company remains unknown and not possible to predict, rapid spread of COVID-19 may have a material adverse effect economic activity in the United States and global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.  The Company's priority during the COVID-19 pandemic is protecting the safety of its employees and customers and it is following the recommended guidelines of applicable government and health authorities. Despite being deemed as an essential retailer in its core markets, the Company has experienced a negative impact on sales in certain markets. Certain markets, such as Nevada, experienced a greater impact on sales due to reduced foot traffic in certain locations. Other markets, such as Oregon, have not been significantly impacted by COVID-19.  To date, the Company has modified store operations in certain locations, with an increased focus on direct-to-consumer delivery and enabling a curbside pickup option for its customers.

The Company may pursue strategic acquisitions in the future, which may be unsuccessful or result in other costs to the Company.

As part of the Company's overall business strategy, the Company may pursue select strategic acquisitions which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company's financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company's revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of C21's common shares.

The Company may be ordered to pay a judgement in existing or future litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company is or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for its common shares. Even if the Company wins current or future litigation, such litigation can redirect significant resources.

The Company may face further litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

The Company's participation in the cannabis industry may lead to further litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates, which may adversely affect the Company's operations.

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company is dependent on governmental approvals, licenses and permits to operate, and failure to obtain or maintain such approvals, licenses and permits may adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations or future operations. To the extent such approvals are required and not obtained or maintained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing, processing, distribution or sale of cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

Further, should any state in which the Company considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses to the Company’s competition, the Company could be materially adversely affected.

The Company's limited operating history makes evaluating its business and prospects difficult.

The Company has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Company is in an early stage and is introducing new products, the Company's revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Company has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the cannabis industry. There can be no assurance that the Company will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The Company is dependent upon existing management, its key research and development personnel and its growing and extraction personnel, and its business may be severely disrupted if it loses their service.

The Company's future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key growing and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

The Company will need to hire additional personnel in order to grow its business.

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company's business may suffer.

The Company may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Company, could subject the Company to significant liabilities and other costs.

The Company's success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

The Company may need to incur significant expenses to enforce its proprietary rights, and if the Company is unable to protect such rights, its competitive position could be harmed.

The Company regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Company's ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Company has taken certain measures to protect its intellectual property rights. However, the Company cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Company has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the cannabis industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

The Company may face increased competition in the marketplace for cannabis.

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company’s business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of cannabis, illicit or “black market” operations remain abundant and present substantial competition to the Company. In particular, illicit operations are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operation.

The success of the Company will be dependent on its ability to manage growth.

The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

The Company faces significant costs in order to gain and increase market acceptance of its products.

The Company's ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its cannabis products. It also requires the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Company's operations.

The Company may not have adequate insurance coverage, which may adversely impact the Company’s business, results of operations and profitability.

The Company requires insurance coverage for a number of risks, including business interruption, environmental matters and contamination, product liability, personal injury and property damage. Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. Further, because the Company is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely impact the Company’s business, results of operations and profitability.

Results of future clinical research may negatively impact demand for the Company's products.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Although the Company believes that the articles, reports and studies to date support its beliefs regarding the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company faces risks inherent in an agricultural business, including rising energy costs.

Adult-use and medical cannabis are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

Adult-use and medical cannabis growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

The Company relies on third-party contractors to maintain its information technology systems.

We rely on information technology ("IT") systems and networks in our operations which are provided and maintained by third-party contractors. The availability, capacity, reliability and security of these IT systems could be subject to network disruptions caused by a variety of malicious sources, including computer viruses, security breaches, cyber-attacks and theft, as well as network and/or hardware disruptions resulting from unexpected failures such as human error, software or hardware defects, natural disasters, fire, flood or power loss. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support our business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, our response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting our head office, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of our IT systems or a component thereof could, depending on the nature, materially impact our financial condition, results of operations, reputation and share price.

Unauthorized access to our IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to our communications, operations, business activities or our competitive position. Further, disruption of critical IT services, or breaches of information security, could expose us to financial losses and regulatory or legal action. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber- security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

We apply technical and process controls in line with industry-accepted standards to protect information, assets and systems. Although these measures are robust, they cannot possibly prevent all types of cyber-threat. There is no assurance that we will not suffer losses associated with cyber-security breaches in the future, and we may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber-threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The size of the Company's target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) (“BCBCA”) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The success of the Company may depend, in part, on the ability of an operator to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

Each operator may also be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the operator. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company may experience difficulty implementing its business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest involving the Company's directors and officers may arise and may be resolved in a manner that is unfavorable to the Company.

Certain of the Company's directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with or diverge from the Company's interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and  officers are required to act honestly and in good faith with a view to the Company's best interests. However, in conflict of interest situations, the Company's directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company

Currency fluctuations may have a material adverse effect on the Company’s business, financial condition and operating results.

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. All or substantially all of the Company’s revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. The Company does not have currency hedging arrangements in place, and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Item 4. Information on the Company

A. History and Development of the Company

History

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc.

On June 15, 2018, the common shares of the Company were delisted from the Toronto Stock Exchange ("TSX") Venture Exchange and on June 18, 2018 the common shares commenced trading on the Canadian Stock Exchange ("CSE") under the symbol "CXXI". The Company registered its common shares in the United States and on May 6, 2019, its common shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol "CXXIF".

The Company's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this Form 20-F.

Development

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has aggressively grown its business, completing five acquisitions in Nevada and Oregon in 2018 and 2019, and thereafter thoughtfully improved upon its Nevada operations and optimized its operations in Oregon.

As of January 31, 2020, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale) located in Oregon.

In the current phase of C21's acquisition plan, the Company is focused primarily on improving and expanding its retail footprint in Nevada and continuing to integrate and optimize its Oregon assets.  The Company may also entertain strategic opportunities in other jurisdictions, as such opportunities may arise.

The Company funded the acquisitions through private placement financings and convertible debentures.

Completed Acquisitions

Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), which are Nevada limited liability companies. The acquisition was made effective January 1, 2019. Silver State operates indoor cannabis cultivation and processing in a licensed facility in Sparks, Nevada, and owns two retail licenses that operate cannabis dispensaries in Sparks and Fernley, Nevada.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048, which included a secured promissory note to the vendor, Sonny Newman, for $30,000,000 (the "Newman Note").

Mr. Newman was subsequently engaged by the Company to act as its President and Chief Executive Officer.

Promissory Note to Silver State Vendor

Effective November 21, 2019, Mr. Newman and the Company agreed to amend the terms of the Newman Note, with a remaining principal balance of $21,800,000.  The December 1, 2019 principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note was then due and payable on July 1, 2020.

Effective June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining principal balance of $18,200,000.  The maturity date of the Note was extended from July 1, 2020 to January 1, 2021, and all other terms of the Newman Note remained the same, including the monthly payment obligations of principal and interest.

Following the July 1, 2020 payment, the principal balance owing under the Newman Note is $17,600,000.

Silver State buildings

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 158,000 square-foot building ("Stanford Way") located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 7,400 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 30,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"), servicing more than 15,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3,300,000, payable in cash. The option price for Fernley, extended on June 30,  2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

Megawood Enterprises Inc - Oregon, USA

On January 23, 2019, the Company completed the acquisition of 100% of the common shares of Megawood Enterprises Inc ("Pure Green"), an Oregon corporation, which includes its retail location at 3738 Sandy Blvd. NE, Portland, OR.  In consideration for 100% of the common shares of Pure Green, the Company paid total consideration of $794,888.

At January 31, 2020, it was determined that the goodwill amounts for Pure Green were impaired and should be written off.  The Company has written off all the goodwill in relation to Pure Green ($689,328) for the year ended January 31, 2020.

On February 28, 2020, the Company restructured the final payment due to the vendors of Pure Green.  The final payment consisted of a cash payment of $130,000 and the issuance of 95,849 common shares of the Company at a deemed price of C$0.6225/share.

The Pure Green operations were temporarily shut down in March 2020 due to the COVID-19 pandemic.  The operations are in the process of reopening under new third-party management pursuant to a management agreement dated June 1, 2020, whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

Phantom Venture Group, LLC and Phantom Brands, LLC - Oregon, USA

On February 4, 2019, the Company completed its acquisition of 100% of the membership interests of Phantom, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom"). Phantom operates two outdoor cannabis cultivation facilities totaling 80,000 square feet in southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In consideration for 100% of the membership interests of Phantom, the Company paid total consideration of $10,539,260 as follows:

(i) cash deposits on closing of $3,200,000

(ii) a promissory note for $290,000;

(iii) issuance of 2,670,000 common shares of the Company valued at C$1.23/common share;

(iv) issuance of 1,700,000 share purchase warrants of C21, each warrant exercisable for one common share at a price of C$1.50/common share; and,

(v) issuance of earnout shares of up to a maximum of 4,500,000 common shares of C21, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21 or change of control of C21 at certain stock price valuation targets (50% of the earnout shares issuable upon change of control of the Company at a valuation of C$3.00/common share or more; 100% of the earnout shares issuable upon change of control of the Company at a valuation of at least C$5.00/common share).

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of $3.00 per common share.  Subsequently, the Company and SDP agreed to modify the terms of the SDP agreement as well as modify the leases subject to Phantom Farms' operations.  On February 12, 2020, the parties agreed to the following modified terms: the Company purchased two Southern Oregon farms, constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon to 7% of the assessed value (a reduction of the Company's total forward lease obligations in Phantom Farms locations by $370,000 per year), and a release from the obligation to purchase the sixth property in Southern Oregon.  In exchange, the SDP vendors received 7,132,041 common shares of the Company at a deemed issue price of C$0.804 per share.

Two former owners of Phantom are among the members of SDP and were subsequently hired by the Company.  Skyler Pinnick, Chief Marketing Officer and Board member, and Russell Rotondi, the Company's general counsel.

At January 31, 2020, it was determined that the goodwill amounts for Phantom were impaired and should be written off.  The Company has written off $8,009,248 of goodwill in relation to Phantom for the year ended January 31, 2020.

Swell Companies Limited - Oregon, USA

On May 24, 2019, the Company completed its acquisition of 100% of the common shares of Swell Companies Limited ("Swell"), an Oregon corporation. Swell is a processor and wholesaler of THC and CBD products. Swell is recognized as a leader in the extraction and manufacturing of THC and CBD derived products. Swell's commitment to quality, innovation, and execution has established Swell as an early and dominant player in the competitive Oregon market. Raw oil, encapsulates and vape pens are distributed under its in-house brands: Dab Society Extracts and Hood Oil. The capacity of Swell's processing facility is 350,000 grams of high-quality raw oil per month.

In consideration for 100% of the common shares of Swell, the Company paid or agreed to pay total consideration of $18,812,683 as follows:

(i) cash deposits on closing of $5,050,000;

(ii) liabilities assumed of $1,070,907;

(iii) $1,000,000 in the form of a 2-year convertible note at 10% interest, upon close;

(iv) 1,266,667 common shares of C21 on closing;

(v) 1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50/common share;

(vi) 456,862 common shares issuable on November 24, 2020;

(vii) 2,450,000 common shares issuable on May 24, 2021. Upon the vendors' election, up to $5 million in cash to be received 24 months from the closing date if the average closing price of the Company's shares over the 15 trading days immediately preceding the payment date is less than C$3.75 per share. If the vendors elect to take cash, common shares issuable would be reduced to 783,333; and,

(viii) issuance of up to a maximum of 6,000,000 earn out common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares issuable upon change of control of C21 and 100% of the earnout shares issuable upon change of control of C21 at a C21 valuation of at least C$5.00/common share.

During the year, the Company finalized an agreement with the former owners of Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors.  Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, would be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement (vii above), including the Swell Vendors' option to receive $5m of such sum in cash, was satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share.  The shares were issued into escrow December 27, 2019 to be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.  Effective November 15, 2019, the parties executed an amendment with respect to the cash payment of $850,000, by which the maturity date was extended from November 15, 2019 to on or before July 1, 2020 with interest accruing from November 15, 2019 at 9.5%.  Effective June 30, 2020, the parties executed a further amendment with respect to the cash payment of $850,000, by which the maturity date was extended from July 1, 2020 to on or before January 1, 2021, with all other terms to remain unchanged.

The Swell facility is currently under third-party management pursuant to a management agreement dated June 1, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

At January 31, 2020, it was determined that the goodwill amounts for Swell were impaired and should be written off.  The Company has written off $13,676,649 of goodwill in relation to Swell for the year ended January 31, 2020.

Eco Firma Farms LLC - Oregon, USA

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC ("EFF"), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owned and operated a cannabis production facility, and related assets, in Oregon. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of EFF. In consideration for 100% of the membership interests of EFF, the Company paid total consideration of $7,849,684.

The vendors of Eco Firma Farms LLC can also earn up to 6,500,000 common shares of C21, at a deemed issue price of $1.00/common share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to EFF satisfies certain agreed upon amounts ("EFF Earn Out"). Management has determined that the EFF Earn Out has no value.

On December 28, 2018, the Company restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, for a $3,800,000 purchase price, the Company formally acquired the real estate assets housing EFF's cultivation operations under a vendor finance arrangement that converted rental payments into mortgage interest payments. As part of the restructuring, two of the vendors of EFF agreed, among other things, to assign the rights to their 39.25% share of the EFF Earn Out to a wholly owned subsidiary of the Company.

At January 31, 2019, it was determined that the goodwill amounts for EFF were impaired and the Company wrote off $5,160,741 of goodwill in relation to EFF.

On May 10, 2019, the Company issued 3,983,886 common shares (the common shares were issued subject to escrow release in four consecutive monthly installments of 25% each commencing on September 14, 2019), at a deemed price of $0.825/common share, to settle the $3,800,000 purchase price for the real property used in EFF's operations, in addition to assuming the $513,294 balance under the first mortgage for the property.

At October 31, 2019 the Company has determined that the EFF real estate assets were impaired and the Company wrote off $4,139,522 of value from these assets.

Cultivation activities at the EFF facility were temporarily shuttered in October 2019. The EFF facility is currently under third-party management pursuant to a management agreement dated June 15, 2020, whereby the management company has assumed all costs at the facility including real property taxes and costs.

Restructure of Oregon Operations

With the closing of the final two Oregon acquisitions early in the fiscal year, the Company was able to move forward in the second half of 2019 with the integration, restructuring and optimization of the Oregon operations.  By November 2019, the  Company had reduced its aggregate annual run-rate through cost reductions in excess of $6 million. The Company centralized its processing and distribution business in Central Oregon at the Phantom Farms facilities.  The indoor and outdoor cultivation, processing and wholesale distribution operations of Phantom Farms have been expanded and streamlined.  The production of Hood Oil branded consumer packaged goods has been moved to the Phantom facilities with the shuttering of the processing operation in Portland in March 2020.  The Pure Green dispensary was closed in March 2020 due to the COVID-19 pandemic.  The Company has signed management agreements at the EFF, Swell and Pure Green facilities to further drive down costs, limit liability and seek to monetize redundant assets.  Staffing levels in Oregon have been reduced from 86 in June 2019 to 22 in June 2020.

Employees

With the closing of the latest acquisition in May 2019, and the lack of availability of financing at that time in the public markets, the Company commenced a restructuring and integration of its operations, at which time the employee count was two-hundred and ten (210).  As of the date of this report, the Company employs one-hundred and sixteen (116) FTE's, including seven (7) in corporate positions.

The Company's employees are highly talented individuals who have educational achievements ranging from Ph.D., Masters, and undergraduate degrees in a wide range of disciplines, as well as staff who have been trained on the job to uphold the highest standards as set by the Company. The Company hires and promotes individuals who are best qualified for each position, priding itself on using a process that identifies people who are trainable, cooperative and share the Company's core values.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement, especially during these difficult times for public health and safety due to the COVID-19 pandemic.  Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control ("CDC") and all orders from relevant provincial, state and local jurisdictions and authorities.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. While the ultimate severity of the outbreak and its impact on the economic environment is uncertain, the Company is monitoring this closely. The Company's priority during the COVID-19 pandemic is protecting the safety of its employees and customers and it is following the recommended guidelines of applicable government and health authorities. Despite being deemed as an essential retailer in its core markets, the Company has experienced a negative impact on sales in certain markets. Certain markets, such as Nevada, experienced a greater impact on sales due to reduced foot traffic in certain locations. Other markets, such as Oregon, have not been significantly impacted by COVID-19.  To date, the Company has modified store operations in certain locations, with an increased focus on direct-to-consumer delivery and enabling a curbside pickup option for its customers.

B. Business Overview

The Company is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multimarket branded consumer packaged goods.

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and ii) branded CPG expansion through both captive retail and developing wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Oregon and Nevada that span the entire cannabis supply chain within each market.  The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles.  Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has been aggressively growing its business, having completed a number of acquisitions in the States of Oregon and Nevada in 2018 and 2019.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, healthcare, and venture capital. The Company's management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

On July 9, 2019, the Company announced that Sonny Newman had been appointed President and Chief Executive Officer ("CEO"), succeeding Robert Cheney, who remains on the Company's Board of Directors.  On June 29, 2020, the Company announced that Mr. Newman had agreed to extend his term of employment for an additional three (3) years.

Cultivation and Processing

The Company currently owns and operates four cultivation facilities, totaling 105,000 square feet of active canopy yielding over 12,500 pounds of quality cannabis flower annually. The Company also currently owns and operates two (2) processing facilities, with approximately 365,000 grams per month of raw oil extraction capability.

Through Silver State in Nevada, the Company operates indoor cultivation and processing out of a 155,000 square foot facility with 11,104 square feet of active canopy and 1,200 square feet dedicated to volatile extraction.  Silver State produces approximately 5,100 pounds of flower (2700 pounds) and trim (2400 pounds) annually which is primarily sold within the Company's Silver State dispensaries, with plans to expand production for future captive retail and wholesale distribution under the Silver State and partner brands. The Company has expanded Silver State's extraction capacity to support branded CPG expansion in both captive retail and wholesale channels.  Hood Oil cartridges were released to the Nevada market in June 2019.  For the quarter ending January 30, 2020, Silver State sold over 100,000 units generating $2,900,000 in revenue with a 54% gross margin.  In January 2020, Hood Oil sold over 15,000 units, generating $445,000 in revenue. In fact, 11 of the top 25 SKUs sold at Silver State Relief were Hood Oil in January 2020. Phantom Farms pre-rolls were released to the wholesale market in September 2019 and are being carried in multiple dispensaries in the State.  New Phantom flower strains and a new Phantom Farms CBD product line were released at Silver State Relief dispensaries in January.

Through Phantom in Southern Oregon, the Company operates outdoor and greenhouse active canopy totaling 80,000 square feet.  Phantom also operates a 7,700 square foot state-of-the-art indoor grow facility in central Oregon, with 5,000 square feet of active canopy.  Phantom cultivates cannabis using sustainable practices and volcanic filtered water in both its indoor and outdoor facilities and produces over 24 strains of cannabis, including some with award winning genetics.  Phantom operates a 5,600 square foot facility which includes an extraction laboratory with a 90-liter supercritical CO2 system and a wholesale distribution warehouse in central Oregon.

Through EFF in Oregon, the Company owns an indoor cannabis cultivation facility with 3,000 square feet of available canopy. In October 2019, the Company temporarily halted operations at the EFF facility to streamline Oregon operations due to both economic and regulatory factors. The EFF facility is currently under third-party management pursuant to a management agreement dated June 15, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility, and the Company is evaluating the potential sale of the cultivation license, the building and the fixtures contained therein.

Through Swell in Oregon, the Company has a 10,000 square foot volatile and non-volatile extraction facility together with expansion rights for an additional adjacent 12,000 square feet.  In April 2020, the Company temporarily shuttered the Swell facility and consolidated its processing and wholesale operations with the Phantom processing and wholesale operations in Central Oregon.  The Swell facility is currently under third-party management pursuant to a management agreement dated June 1, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility, and the Company is evaluating the potential sale of the processing and wholesale licenses.

Retail

Through Silver State in Nevada, the Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing a total of more than 638,000 recreational and medical cannabis customers during the year ending January 30, 2020, with over 700 SKUs in each store and averaging more than $56.00 per transaction.  Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($1,572/sq. ft. in Q4). Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state. The Sparks dispensary captured 24% of Washoe County, Nevada sales during the year ending January 30, 2020, and sales from Silver State represented approximately 5% of the entire Nevada market, with more than 1,750 customer transactions per day.

On March 17, 2020 Nevada State Governor, Steve Sisolak announced the closure of all non-essential business starting at noon on March 18, 2020 for 30 days as part of the State's response to curb the threat of the spread of COVID-19. This shutdown was extended until June 1, 2020. On April 30, 2020 all retail cannabis dispensaries in Nevada were allowed to offer online ordering with curbside pick-up in addition to delivery and on May 7, 2020, as part of the State of Nevada's COVID-19 reopening plan, all dispensaries were allowed to reopen to the general public at significantly reduced number of customers allowed in the facility at the same time. All dispensaries are allowed to have a maximum of 50% of the dispensary location's fire rated occupancy level or 10 customers, whichever is less. The Company anticipates that the ongoing COVID-19 pandemic will continue to pose a potential material impact on its business in Q2 2020 from reduction in tourism in Wasatch County, the continued reduction in allowed customer traffic and potential additional business closures or shutdowns.

2021 fiscal year update

Despite the ongoing pandemic and COVID-19 business disruptions, Q1 2021 Nevada dispensary revenues were approximately 88% of Q4 levels and 98% of Q1 2019. This strong performance is attributed to a loyal customer base, which has enabled the Company and its Silver State dispensaries to fare better than many in-state peers who are more reliant on tourist traffic.  In fact, the dispensaries experienced a record run rate for June 2020, which eclipsed its previous record month of August 2019. The run rate for June 2020 was 26% higher than the monthly average of that of Q1 2021. The Silver State Relief dispensaries also saw an increase in Nevada market share to 6% of the State, as well as 36% of Washoe County for the most recent monthly Nevada State data for Q1 2021 of this year.

Through Pure Green in Oregon, the Company has a 3,000 square foot retail dispensary located in Portland's vibrant Hollywood District.  In March 2020, the Company temporarily shuttered the dispensary due to the COVID-19 pandemic.  As of the date of this report, the dispensary is scheduled to re-open imminently pursuant to the aforementioned management agreement.  As such, the Company is evaluating the potential sale of the retail license and assignment of the leasehold liabilities at the Pure Green dispensary.

Branding and Marketing

The Company utilizes consistent branding and messaging across its retail and wholesale channels under Phantom Farms, Hood Oil, Silver State Relief, Dab Society Extracts and Pure Green. The Company currently sells over 800 distinct SKUs, including the following product categories: CO2 vaporizer pens, live resin vaporizer pens, distillate vaporizer pens, live resin extract, cured resin extract, bulk flower, packaged flower, pre-rolls, CBD cured resin vaporizer pens, CBD CO2 vaporizer pens, and CBD cured resin extracts.

Banking and Processing

In Oregon, the Company deposits funds from its operations into its credit union accounts at Salal Credit Union (Washington State) and Maps Credit Union (Oregon).  In Nevada, the Company deposits funds from its operations into its credit union accounts held at Partner Colorado Credit Union through Safe Harbor Private Banking services.  The Company is fully transparent with its credit union partners regarding the nature of its business and the credit unions remain supportive of the Company's growth plans.

Product Selection and Offerings

Product selection decisions are currently made by the Company's buyers, who negotiate with potential vendors across all product categories including packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls.  The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company's branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Oregon and Nevada.  The Company's retail locations in Oregon and Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products, including vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

In-Store Pickup, Curbside Delivery and Delivery

In addition to traditional point-of-sale retail as modified due to COVID-19, the Company's Nevada retail locations offer in-store pickup, curbside delivery and delivery utilizing the leading third-party service providers, a leading cannabis sales and fulfillment web-based application. The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and is well poised to utilize strategic third-party service providers during the ongoing pandemic.

Inventory Management

The Company has comprehensive inventory management procedures, which are compliant with all applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict controls over the Company's cannabis flower and CPG inventory from its production, processing and distribution licensees through to ultimate sale to end consumers (or rare cases disposal as cannabis waste). Such inventory management procedures also include strong quality control and quality assurance measures to prevent in-process contamination and maintain the safety and quality of the products. The Company is committed to supplying safe, consistent, and high-quality cannabis flower and CPG products at a value-oriented price.

Competition

Across a modified and strategic cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Oregon and Nevada. Because Oregon is an "open" license state (arguably one of the more free-market states with respect to both barriers to entry and regulation), the competitive landscape has been challenging since the inception of recreational cannabis.  Nevada is a "limited" license state, therefore competition to date has been less challenging and the broader market dynamics are more favorable.  While many of the Company's direct competitors continue to be small-scale local operators, market rationalization through consolidation is increasingly a trend.  Of note is the increased participation of multi-state operators with national growth aspirations in both the Oregon and Nevada marketplaces.  As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets.  These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

Intellectual Property

The Company has developed numerous proprietary genetics, processes, technologies and products. These assets include genetics, ERP and other software applications, cultivation and extraction technologies, as well as consumer brands. Whenever available and appropriate, the Company undertakes reasonable intellectual property protections to secure these assets.

To date, absent the availability of customary federal patent, trademark, and copyright protections for cannabis applications, the Company has relied on non-disclosure/confidentiality arrangements, common law trade secrets, and state-based trademark protections. The Company actively monitors and responds to all potentially material intellectual property infringements and maintains strict standards and controls regarding the use and dissemination of its intellectual property.

In addition, the Company owns nine (9) website domains including: www.cxxi.ca, www.phantom-farms.com, www.silverstaterelief.com, www.puregreenpdx.com, www.ecofirmafarms.com, www.be-swell.com, www.swellfeelings.com, www.dabsocietyextracts.com, and c21supply.co, along with numerous social media accounts across all major platforms.

C. Organizational Structure

The Company conducts its business through its sixteen (16) subsidiaries in the United States:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21,Inc.	USA	100%	USD	Payroll and benefits services

The following organization chart of the Company sets out the primary subsidiaries of the Company. Unless otherwise noted, all lines represent 100% ownership of outstanding securities of the applicable subsidiary.

D. Property, Plants and Equipment

Our executive offices are located at 19th Floor, 885 West Georgia Street, Vancouver, BC, V6C 3H4.  Our Canby, Oregon production facility is located at 24700 S Mulino Road, Canby, OR 97013 (this property is owned by the Company).  Our Portland, Oregon corporate office is located at 4835 NE 107th Avenue, Suite 41, Portland, OR 97220.  Our Portland, Oregon processing facility is located at 4814 NE 107th Avenue, Portland, OR 97220.  Our Portland, Oregon dispensary is located at 3738 NE Sandy Boulevard, Portland, OR 97232.  Our Bend, Oregon indoor production facility is located at 63353 Nels Anderson Road, Bend, Oregon, 97701.  Our Bend, Oregon distribution facility is located at 20727 High Desert Court, Suite 5, Bend, Oregon, 97701.  Our Bend, Oregon processing facility is located at 20727 High Desert Court, Suite 4, Bend, Oregon, 97701.  Our Eagle Point, Oregon outdoor production facilities are located at 4962 and 4964 Butte Falls Highway, Eagle Point, Oregon, 97524 (these two properties are owned by the Company).  Our Sparks, Nevada production and processing facility is located at 250 S Stanford Way, Sparks, NV 89431.  Our Sparks, Nevada dispensary is located at 175 E Greg Street, Sparks, NV 89431.  Our Fernley, Nevada dispensary is located at 1301 Financial Way, Fernley, NV 89408.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following table presents selected financial information for the last three fiscal years:

	Twelve months ended Jan 31,
	2020	2019	2018
	-$-	-$-	-$-

Revenue	37,705,095	2,585,511	-
Inventory expensed to cost of sales	25,625,734	2,681,864	-
Gross margin before the undernoted	12,079,361	(96,353)	-

Realized fair value adjustment on biological assets	(5,292,763)	405,170	-
Unrealized fair value adjustment on biological assets	6,536,103	(126,250)	-
Gross Profit	13,322,701	182,567	-

Expenses
General and administration	9,485,132	6,326,591	340,575
Sales, marketing, and promotion	1,120,929	2,306,357	-
Depreciation and amortization	3,405,116	579,757	-
Share based compensation	492,631	2,996,710	258,896
Total expenses	14,503,808	12,209,415	599,471

Income (loss) before undernoted items	(1,181,107)	(12,026,848)	(599,471)

Interest expense	(3,866,420)	(391,961)	-
Accretion expense	(434,331)	(992,202)	-
Transaction costs	(331,973)	(10,134,732)	-
Impairment of Capital Assets	(4,139,522)	-	-
Other Income (loss)	241,825	(673,226)	-
Impairment loss	(23,911,485)	-	-
Loss on Disposal of Assets	-	(90,100)	-
Interest and other income	2,353	337,986	-
Gain on change in fair value of derivative liabilities	4,779,693	369,913	-
Loss before income taxes	(28,840,967)	(23,601,170)	(599,471)
Current income tax expense	(3,714,666)	-	-
NET LOSS	(32,555,633)	(23,601,170)	(599,471)
Other comprehensive loss
Cumulative translation adjustment	(684,336)	(370,903)	32,048
LOSS AND COMPREHENSIVE LOSS	(33,239,969)	(23,972,073)	(567,423)

Basic and diluted loss per share	$0.42	$0.77	$0.11

Weighted average number of common shares outstanding - basic and diluted	76,683,895	31,001,645	5,004,353

The following table presents selected financial information for the most recently prepared quarters:

	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019
Total assets	61,450,085	88,350,852	94,829,941	82,283,665
Working capital (deficiency)	$(26,954,549)	(22,183,831)	(14,712,253)	(26,925,929)
Shareholders' equity (deficiency)	13,579,554	30,770,235	35,575,028	22,659,668
Revenue	9,512,225	10,576,555	9,859,293	7,757,022
Net income (loss)	(21,307,833)	(5,155,945)	(2,964,862)	(3,126,993)
Net income (loss) per share	(0.25)	(0.06)	(0.04)	(0.05)
	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018
Total assets	77,433,026	28,195,344	32,986,053	24,852,367
Working capital (deficiency)	(13,316,122)	16,198,947	19,760,429	24,208,202
Shareholders' equity (deficiency)	21,086,613	21,809,710	25,461,138	24,199,967
Revenue	2,178,233	301,243	106,035	-
Net income (loss)	(11,632,816)	(3,479,106)	(7,420,674)	(1,068,574)
Net income (loss) per share	(0.38)	(0.19)	(0.46)	(0.23)
	January 31, 2018	October 31, 2017	July 31, 2017	April 30, 2017
Total assets	279,552	392,591	471,847	47,582
Working capital (deficiency)	78,967	244,326	(326,019)	(393,780)
Shareholders' equity (deficiency)	70,194	290,468	(325,389)	(350,511)
Revenue	-	-	-	-
Net income (loss)	(217,393)	(337,058)	(33,428)	(11,592)
Net income (loss) per share	(0.06)	(0.07)	(0.01)	(0.01)

During the year ended January 31, 2020, revenues increased quarter over quarter from Q1 to Q3 primarily due to the acquisition of the Phantom and Swell businesses, the opening of the Fernley dispensary in Nevada and organic growth in both Nevada and Oregon. In Q4 ending Jan 31, 2020 revenues dropped in both Oregon and Nevada. This was the result of several factors including the vape crisis (discussed herein), restructuring of the Oregon operations, lack of new acquisitions and seasonality in both states. The Company's limited operating history within the cannabis industry is the primary driver for the large fluctuation of operational results quarter over quarter of the prior year. Cannabis operations commenced on June 13, 2018 with the completion of C21's acquisition of EFF. Prior to this date, the company was inactive operationally as management prepared for its new focus on cannabis and listing on the CSE.

The following table presents quarterly adjusted operating earnings excluding FV adjustments, depreciation and share based compensation expense.  This also excludes all items below the "Income (loss) before undernoted items" on the income statement.

	Year ended	Quarters ended
	Jan 31, 2020	Q4	Q3	Q2	Q1
Revenue	$37,705,095	$9,512,225	$10,576,555	$9,859,293	$7,757,022
Cost of sales before FV adjustments*	21,625,734	5,544,212	6,153,301	5,488,350	4,439,871
Gross profit	16,079,361	3,968,013	4,423,254	4,370,943	3,317,151
GP%	43%	42%	42%	44%	43%
Operating expenses	14,503,808	2,831,577	3,262,854	4,312,809	4,096,568
Income from operations	1,575,553	1,136,436	1,160,400	58,134	(779,417)
Add back: Depreciation and amortization	3,405,116	512,115	956,980	889,470	1,046,551
Share based compensation	492,631	153,184	94,182	60,685	184,580
Adjusted operating earnings	5,473,300	1,801,735	2,211,562	1,008,289	451,714

*This excludes a $4,000,000 one-time non-cash charge related to the fair value of inventory acquired as part of the Silver State acquisition which closed on January 1, 2019.  This inventory was fully sold during the first six months of the year ended January 31, 2020.

The following table presents the Company's Nevada dispensary statistics for the year ended January 31, 2020 and through June 2020:

	Year ended January 31, 2021			Year ended January 31, 2020
	June	May	Q1	Q4	Q3	Q2	Q1

$/ transaction	$62.0	$70.7	$61.7	$47.3	$48.2	$48.9	$50.0

Sales $000/day	$96.5	$83.3	$76.8	$87.4	$90.4	$85.0	$78.3

Adjusted EBITDA is a non‐IFRS financial measure, and as such there is no standardized definition for the term.  The Company's adjusted EBITDA included below is unlikely to be comparable to similar measures presented by other issuers. See "Non‐IFRS Measure" below for additional information.

Due to adoption of IAS 16 which requires the Company to capitalize most ordinary property leases, the Company must characterize most of its lease payments as amortization on the statement of loss and comprehensive loss.  The Company adds back rent classified as lease amortization, to maintain the spirit of this metric in reflecting the Company's ongoing operational performance.

January 31, 2020	Oregon	Nevada	Corporate	Consolidated
Income (loss) before income taxes	$(31,068,489)	$7,697,001	$(5,469,479)	$(28,840,967)
Adjustments				-
One-time non-cash fair value adjustment on
acquisition of Silver State inventory,which was fully
sold in the first 6 months of year ended Jan 31,2020	-	4,000,000	-	4,000,000
Net impact, fair value on biological assets	972,683	(2,216,023)	-	(1,243,340)
Depreciation and amortization	1,445,635	3,516,383	$37,237	4,999,255
Rent expense classified as lease amortization	(622,499)	(1,193,000)	(72,980)	(1,888,479)
Fair value changes on derivative instruments	-	-	(4,779,693)	(4,779,693)
Share based compensation	-	-	492,631	492,631
Interest expense, net	287,527	322,090	3,628,586	4,238,203
Accretion	-	-	434,331	434,331
Transaction costs	-	-	331,973	331,973
Impairments & other	28,051,007	-	-	28,051,007
Adjusted EBITDA	$(934,136)	$12,126,451	$(5,397,394)	$5,794,921

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1.

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for year ended January 31, 2020 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the year ended January 31, 2020 of $32,555,633, and accumulated deficit of $70,510,384, and a working capital deficit of $26,954,549 as at January 31, 2020.  In July 2019, the Company accelerated a restructuring and integration of operations that resulted in over $6M in annual run rate savings.  While these efforts have resulted in positive cash flow from operations, they will not be sufficient on their own to fund payments on the short-term debt obligations owing to the Company's President and CEO, and other unsecured creditors, which are due on January 1, 2021.  These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of January 31, 2020:

	Operating	Non-Controlling
	Subsidiaries	Investments	Total
Current Assets	$11,663,211	$-	$11,663,211
Non-current Assets	49,786,874	-	49,786,874
Total Assets	$61,450,085	$-	$61,450,085
Current Liabilities	$38,617,760	$-	$38,617,760
Non-Current liabilities	9,252,771	-	9,252,771
Total Liabilities	$47,870,531	$-	$47,870,531

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of January 31, 2020:

  Inventory and Biological assets: 100%

  Property plant & equipment: 99%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 99%

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions and financial needs. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

The Company works with its capital advisors, Eight Capital Corp. based in Toronto, Canada, and CB1 Capital Advisors, LLC, organized in Delaware and based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Through its research and development activities, the Company expects to create proprietary genetics, processes, technologies, and products from its existing Oregon and Nevada operations, as well as from future expansion in new markets. The Company may license these genetics, processes, technologies, and products as part of its future business. The Company may also seek appropriate federal patent, trademark, copyright, and other customary intellectual property protections when the same become available and/or are appropriate.

D. Trend Information

State Regulatory Trends

While currently a controlled substance under the CSA, cannabis is legalized and regulated by various states. As of the date of this Form 20-F, 30 states and Washington, DC have legalized medical cannabis. Nine states and Washington, DC have legalized adult recreational cannabis use. The trend across the United States has been to legalize cannabis for medicinal purposes in most cases, and recreational use in some cases.

During the November 8, 2016 election California, Maine, Massachusetts, and Nevada voted to legalize adult-use cannabis and Arkansas, Florida, Montana, and North Dakota voted to legalize medical cannabis. In June 2018 Oklahoma legalized medical cannabis. In November 2018, Utah and Missouri will vote on the legalization of medical cannabis, while Michigan and North Dakota will vote on legalizing cannabis for recreational use.

State Regulatory Infrastructure

The development of state programs for the regulation of medical or adult-use cannabis is state-specific. Following the approval of medical or adult-use cannabis, some states have developed the regulatory infrastructure quickly, while other states have taken several years to develop such systems. State-specific advisory boards and committees have been created with the mandate to manage the implementation of the new industries.

According to Marijuana Business Daily, the average amount of time that elapsed between the legalization of medical cannabis sales and the opening of the first dispensaries in six states that recently commenced sales was 28 months. Also, according to Marijuana Business Daily, there are signs that the industry is maturing, and states are increasingly able to efficiently and quickly establish regulatory frameworks following legalization, especially where adult-use cannabis is legalized in states where regulated medical-use cannabis systems are already in place. For example, according to Marijuana Business Daily, the average amount of time that elapsed between voters approving adult-use cannabis production and sales to the opening of the first retail stores in Colorado, Washington, and Oregon was 15 months.

Even where regulatory frameworks for cannabis production and sales are in place, states tend to revise these rules over time. These revisions often impact sales, making it difficult to predict the potential of new markets. States may, for example, restrict the number of cannabis businesses permitted which can limit the growth of the cannabis industry in those states. Alternatively, states may relax their initial regulations relating to cannabis production and sales, which would likely accelerate the growth of the cannabis industry in such states.

Federal Legislative and Legal Trends

The political and administrative shift with the election of President Donald Trump created uncertainty about the future of the cannabis industry. In January 2018 U.S. Attorney General. Jefferson Sessions rescinded a trio of memos including the Cole Memorandum. The Cole Memorandum was a memo created during the Obama Administration, which provided states with legal cannabis protection from federal prosecution. Jeff Sessions said that the policy shift would be a “return to the rule of law” but did not provide details regarding pending prosecutions or the magnitude of a crackdown on legal cannabis companies.

In April 2018 Senator Cory Gardner revealed that President Trump vocalized he would support states enforcing their own cannabis laws without federal interference. This was the first time that there were differing viewpoints between President Trump and the Attorney General Jeff Sessions with regards to cannabis regulation. In June 2018 a new bipartisan bill called the "STATES Act" (Strengthening the Tenth Amendment Through Entrusting States) was introduced by Massachusetts Senator Elizabeth Warren and Colorado Senator Cory Gardner. If passed it would exempt federal prosecution in legal cannabis states, as well as provide banking to legal cannabis companies.  The bill was re-introduced on April 4th, 2019. Current Attorney General, William Barr, has stated publicly that he would prefer this bill to the current situation.

In March 2019, a congressional committee approved the Secure and Fair Enforcement Act (the “SAFE Act”). Draft legislation of the SAFE Banking Act received a historic hearing in the House Consumer Protection and Financial Institutions Subcommittee in February 2019, where the National Cannabis Industry Association submitted written testimony along with the personal stories about the burdens and safety concerns created by the current banking situation from nearly 100 cannabis industry professionals. On September 25, 2019, the U.S House of Representatives passed the landmark legislation to reform federal cannabis laws and reduce the public safety risk in communities across the country. H.R. 1595 passed by a vote of 321 to 103. The bill generally prohibits a federal banking regulator from penalizing a depository institution for providing banking services to a legitimate marijuana-related business.

The Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”) is a proposed 2019 United States federal legislation to legalize cannabis and expunge prior cannabis-related convictions that was introduced into the Senate on July 23, 2019. This would remove cannabis from the Controlled Substances Act and impose a 5% tax on cannabis and cannabis products manufactured in or imported into the United States. This tax will be collected by the Treasury of the United States to create a trust fund to be known as the Opportunity Trust Fund, including: (a) the Community Reinvestment Grant, which would provide funding for services such as job training, reentry services, and legal aid; (b) the Cannabis Opportunity Grant, which would provide funds to assist small businesses in the cannabis industry; and (c) the Equitable Licensing Grant, which minimizes barriers to gain access to marijuana licensing and employment for those most impacted by the so-called war on drugs. The act would also establish a Cannabis Justice Office within the Department of Justice Office, responsible for administering the grants. On November 20, 2019, the MORE Act was passed in the House judiciary committee by a vote of 24 to 10.

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2017 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal, the highest level in the 48 years that Gallup has conducted the poll. Further, in the 2016 Gallup poll, support among adults aged 18 to 34 increased from 35% to 77% between 2005 and 2016 and support among adults aged 35 to 54 increased from 35% to 61% over the same period. In addition, according to a recent Quinnipiac University Poll, 94% of U.S. voters support the medical use of cannabis if recommended by a physician.

Industry Outlook

Due to increases in state legalization and shifting public opinion, state-legal cannabis industry sales have grown substantially in recent years. According to ArcView Market Research (ArcView), 2018 legal cannabis sales are expected between $8.5 billion to $11 billion. Furthermore, sales are projected to reach $23.4 billion by 2022, which is over a 22% compound annual growth rate for the four years from 2018 to 2022. ArcView expects the distribution of industry sales between medical and adult-use to shift substantially between 2017 and 2022 as more states legalize adult-use cannabis. Adult-use sales were approximately $2.6 billion, equating to over 30% of total industry sales. By 2022, adult-use sales are expected to increase to $15.7 billion or 67% of total industry sales.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. While the ultimate severity of the outbreak and its impact on the economic environment is uncertain, the Company is monitoring this closely. Certain markets are experienced a greater impact on sales due to reduced foot traffic in certain locations. To date, companies in the industry have had to follow shutdown or other government orders restricting their ability to conduct their business and modify operations including store operations in certain locations.

E. Off-balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition.

F. Tabular Disclosure of Contractual Obligations

The below details of contractual obligations are as of January 31, 2020.

	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at January 31, 2020
Trade and other payables	$3,488,274	$3,488,274	$3,488,274	$-	$-	$-
Finance lease payments (1)	5,001,360	6,604,460	1,701,024	3,166,875	1,736,561	-
Convertible debt (2)	9,247,361	9,247,361	8,111,296	1,136,065	-	-
Consideration payable (3)	846,256	846,256	846,256	-	-	-
Notes and other borrowings (4)	21,820,336	21,820,336	21,326,184	68,854	58,456	366,845

Total	$40,403,587	$42,006,687	$35,473,034	$4,371,794	$1,795,017	$366,845

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements.

(3) Amounts in the table reflect the contractually required consideration due to vendors under the purchase agreement for the acquisition of Swell Companies.

(4) Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt.

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The size of the Company's board of directors (the "Board") is currently set at five.  Our directors are elected annually by the shareholders and hold office until the net annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and the Company's articles of incorporation.  Our current directors and officers, and their respective current positons, are as follows:

Name	Position
Sonny Newman	President and Chief Executive Officer
Michael Kidd	Chief Financial Officer and Director
D. Bruce Macdonald	Director, Audit Committee Member, Corporate Governance and Compensation Committee Member, and Financial Expert.
Skyler Pinnick	Director, Audit Committee Member, and Corporate Governance and Compensation Committee Member.
Robert Cheney	Director
Leonard (Will) Werden	Director, Audit Committee Member, and Corporate Governance and Compensation Committee Member.
Russell Rotondi	General Counsel

The following is biographical information on our directors and officers who are acting in the capacity of director or officer as of the date hereof:

Sonny Newman, Chief Executive Officer & President. Sonny Newman is the Founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company. Mr. Newman was the sole owner of the Silver State companies when they were purchased by the Company in 2019 and today controls the largest shareholder of the Company. Mr. Newman's proven operational and financial discipline in the cannabis and other sectors shows his ability to build solid teams and make strategic investments into opportunistic markets.

Michael Kidd, Chief Financial Officer, Corporate Secretary & Director. A native of Vancouver with international experience, Mr. Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Before joining the Company, Mr. Kidd was Chief Operating Officer and Chief Financial Officer at E.C.S. Electrical Cable Supply Ltd., a privately held leading distributor with operations in Canada and Dubai. Mr. Kidd graduated from the University of British Columbia with a Bachelor of Commerce.

Skyler Pinnick, Chief Marketing Officer & Director. Mr. Pinnick is a founding partner and the CEO of Phantom Farms, one of the longest running and most reputable cannabis brands in Oregon. Mr. Pinnick began his career as a Producer and Senior Designer at Microsoft Studios. After Microsoft, Mr. Pinnick started and sold a successful tech venture, a video compression platform used by media giants like MTV, AOL, and NBC. Before starting Phantom, Mr. Pinnick focused on building his film business, Rage Productions, producing numerous films including award winning titles, Boom Varietal (2011) and Down Days (2008). Mr. Pinnick also produced a TV series for NBC Sports called Rally America and has worked as a commercial director for companies such as Facebook, Nike, GoPro, RedBull, Garmin, and PetSmart. Mr. Pinnick graduated from The Art Institute of Seattle with a degree in Multimedia Design.

Russell Rotondi, General Counsel.  Mr. Rotondi has represented business clients and entrepreneurs in niche growth and regulated industries for most of his legal career.  Formerly of the Portland, Oregon law firm Cosgrave Vergeer Kester LLP, Mr. Rotondi provides general counsel, corporate risk management, and strategic planning for C21 as its general counsel.  Further, Mr. Rotondi draws on his experience in litigation and dispute resolution to offer a unique perspective to his position. Mr. Rotondi graduated from the University of Washington with a BFA in Industrial Design and the University of Arizona with a Juris Doctor.

D. Bruce Macdonald, Director. Mr. Macdonald is a seasoned senior executive with more than 35 years of experience in financial services including extensive expertise in the capital markets sector. He has an impressive track record of leading innovative new business ventures in support of global growth strategies. Mr. Macdonald has exceptional expertise in building risk management and corporate governance control environments. Further, he serves on the boards of several Canadian corporations and associations and holds an ICD.D designation from the Institute of Corporate Directors.

Robert Cheney, Director. Mr. Cheney is an entrepreneur and investor with a background in media, film, internet technology and telecommunications. His focus is building exceptional management teams and focusing on investment opportunities with strong growth potential. Mr. Cheney's early training as a corporate securities lawyer lends an advantageous skill-set in the execution of M & A transactions.  Mr. Cheney graduated from Simon Fraser University (Bachelor of Arts) and the Peter A. Allard School of Law (University of British Columbia) with a law degree.

Leonard (Will) Werden, Director. Mr. Werden has over 30 years of experience in global horticulture cultivation. He specializes in outdoor and indoor grow practices, facilities construction and design, lighting systems and practices, temperature and humidity control, and genetic strain selection. Having overseen large-scale grow operations with state-of-the-art technology, Mr. Werden brings a wealth of valuable knowledge to the Company.  Mr. Werden was formerly a certified Millwright for over 30 years, and has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was also former CEO of Seashore Organic Marijuana Corp. (which transitioned to Veritas Pharma Inc.) until February 2016.

B. Compensation

Compensation Discussion and Analysis

Process for Determining Executive Compensation

To determine compensation payable, the Corporate Governance and Compensation Committee will generally review compensation paid for directors, CEOs and CFOs (or persons acting in a similar capacity to a CEO or a CFO) of companies of similar size and stage of development in the cannabis industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent director will annually review the performance of the CEO and the CFO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Compensation Policies and Risk Management

The Board has not proceeded to an evaluation of the implications of the risks associated with the Company's compensation policies and practices.

The Company has not retained a compensation consultant during or subsequent to the most recently completed financial year.

The Company does not use a specific "benchmark group" to determine executive compensation levels.

Total compensation for executive officers includes consulting fees, long-term incentive stock options and performance milestone payments.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or officers. The Company is not, however, aware of any directors or officers having entered into this type of transaction.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to its executive officers.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to its executive officers at, following, or in connection with retirement.

Compensation for Year Ending January 31, 2020

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial year of the Company ending on January 31, 2020 in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries.  During the year ended January 31, 2020, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$1,129,972.

Name and Principal Position	Salary, Consulting Fees, Retainer or Commission ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans	Long-term Incentive Plans
Robert Cheney(1), Director and Former CEO & President	70,574(2)	Nil	Nil	Nil	Nil	Nil	Nil	70,574
Sonny Newman(3), CEO & President	234,398	Nil	Nil	Nil	Nil	Nil	Nil	234,398
Michael Kidd, Director, CFO & Secretary	155,581(4)	Nil	95,613(5)	Nil	Nil	Nil	Nil	251,194
Russell Rotondi, General Counsel	151,924	Nil	Nil	Nil	Nil	Nil	Nil	151,924
Eric Shoemaker, President of U.S. Operations	63,938	Nil	Nil	Nil	Nil	Nil	Nil	63,938
Leonard (Will) Werden, Director	83,405(6)	Nil	Nil	Nil	Nil	Nil	Nil	83,405
Skyler Pinnick, CMO and Director	32,693(7)	Nil	Nil	Nil	Nil	Nil	Nil	32,693
Keturah Nathe, VP of Business Develompent & Director	241,846(8)	Nil	Nil	Nil	Nil	Nil	Nil	241,846
D. Bruce Macdonald, Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

___________________________

(1) Robert Cheney ceased to be President and CEO of the Company on July 8, 2019.

(2) These amounts were paid as consulting fees to Mr. Cheney.  Mr. Cheney was not paid any compensation for his role as director of the Company.

(3) Sonny Newman was appointed President and CEO of the Company on July 8, 2019.

(4) Michael Kidd was not paid any compensation for his role as director of the Company.

(5) On February 6, 2019, the Company granted Mr. Kidd options to purchase 190,000 common shares exercisable at C$1.11 per share on or before February 5, 2022. The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: expected life of 3 years; expected volatility of 100%; risk free interest rate of 1.82% and expected dividend yield rate of 0.

(6) Leonard (Will) Werden was not paid any compensation for his role as director of the Company.

(7) Skyler Pinnick was not paid any compensation for his role as director of the Company.

(8) Keturah Nathe was not paid any compensation for her role as director of the Company.

C. Board Practices

The Board currently consists of five directors. One of the five current members of the Board are considered independent directors. The independent director is D. Bruce Macdonald. Michael Kidd and Skyler Pinnick are not independent directors as they are executive officers of the Company. Leonard (Will) Werden and Robert Cheney are not independent directors as they were, within the last three years, executive officers of the Company.  The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is involved in reviewing and supervising the operations of the Company and has full access to management.

Our directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and the Company's articles of incorporation.  The current term expires December 31, 2020.

The mandate of the Board, as prescribed by the BCBCA, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its various committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies, reviewing and approving significant acquisitions and capital investments; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

The Board is responsible for identifying individuals qualified to become new members of the Board and recommending to the Board, new director nominees for the next annual meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company's mission and strategic objectives, and a willingness to serve.

The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. At this stage of the Company's development, the Board does not believe it is necessary to adopt a written mandate, as sufficient guidance is found in the applicable corporate legislation and regulatory policies. However, as the Company grows, the Board may determine it is appropriate to develop a formal written mandate.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended July 31, 2019.

The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that it can function independently of management. The Board of the Company briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

Directorships

The current directors of the Company are not presently directors of other reporting issuers in Canada or elsewhere.  Other than by virtue of being an officer, there are no termination benefits for directors who serve on the Board.

Orientation and Continuing Education

The Company does not have formal orientation and training programs and does not consider these programs necessary at this stage of the Company's development. Board members are encouraged to communicate with management, auditors and technical consultants in order to keep themselves current with industry trends and developments and changes in legislation with management's assistance. Board members are also encouraged to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company's reputation for integrity is an important asset. The Company has always set high standards of personal and business integrity for its employees, and intends to continue to conduct its business in accordance with those high standards. It is expected that the Company's business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates and its employees live. Common sense and judgment supported by a deeply ingrained tradition of integrity provides the Company's foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board as a whole has responsibility for identifying potential Board candidates. The Board has not formed a nominating committee or similar committee to assist the Board with the nomination of directors for the Company. Each of the directors has contacts he can draw upon to identify new members of the Board as needed from time to time.

The Board will continually assess its size, structure and composition, taking into consideration its current strengths, skills and experience, proposed retirements and the requirements and strategic direction of the Company. As required, directors will recommend suitable candidates for consideration as members of the Board.

Board Committees - Audit Committee; Corporate Governance and Compensation Committee

The current Company committees include the Audit Committee and Corporate Governance and Compensation Committee.  The Board has no other standing committees.

Pursuant to NI 52-110, the Company's Audit Committee is required to have a charter.  The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing (1) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, (2) the Company's systems of internal controls regarding finance and accounting, and (3) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.  As at the date of this 20-F, the following Board members sit on the Audit Committee, all of which are financially literate: Leonard (Will) Werden, D. Bruce Macdonald, and Skyler Pinnick.  D. Brue Macdonald is the Chair of the Audit Committee.

Corporate Governance and Compensation Committee exercises the powers and carries out the obligations provided for in its mandate and in accordance with appticable regulatory standards and requirements and has the responsibility for determining director and senior management compensation.  As at the date of this 20-F, the following Board members sit on the Corporate Governance and Compensation Committee: Leonard (Will) Werden, D. Bruce Macdonald, and Skyler Pinnick. D. Brue Macdonald is the Chair of the Corporate Governance and Compensation Committee.

To determine compensation, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in oil and gas properties and mineral properties industries and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the Corporate Governance and Compensation Committee annually reviews the performance of the CEO (or President) in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. Further information regarding director compensation appears above under "Executive Compensation".

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee. To assist in its review, the Board conducts informal surveys of its directors.

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Financial Year Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
January 31, 2020	2	15	99	109	7	116
January 31, 2019	6	34	100	111	29	140
January 31, 2018	2	0	0	0	2	2

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of January 31, 2020, there were 89,388,640 common shares issued and outstanding.  As of the date of this 20-F, there were 96,616,531 common shares issued and outstanding.  The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company.  The holders of common shares are also entitled to dividends, if and when declared by C21's Board of Directors (the "Board") and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this 20-F:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Robert Cheney, Former President and CEO; Director	2,570,000	2.66	2.01
Sonny Newman, President and CEO	12,500,000	12.94	9.76
Leonard (Will) Werden, Director	265,000	0.27	0.21
Michael Kidd, CFO and Director	20,000	0.02	0.02
D. Bruce Macdonald, Director	900,500	0.93	0.70
Skyler Pinnick, CMO and Director	1,305,404	1.35	1.02
Russell Rotondi, General Counsel	157,384	0.16	0.12

Options

On February 23, 2018, the Company's Board of Directors adopted a 10% rolling stock option plan (the "Option Plan"). A total of 505,000 options outstanding were issued under the Option Plan on inception as they were carried-forward from an older plan that was cancelled. The Option Plan provides that, subject to the requirements of the CSE, the aggregate number of common shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of common shares of the Company that are issued and outstanding from time to time, less the aggregate number of common shares then reserved for issuance pursuant to any other equity compensation arrangement.  The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company, on a fully diluted basis.  The exercise price of each option normally equals the market price of the Company's shares as calculated on the date of grant.  The options can be granted for a maximum term of 10 years. Vesting is determined by the Board

The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to express provisions of the Option Plan. Options may be granted under the Option Plan to such directors, officers, employees, consultants or management company employees of the Company and its subsidiaries as the Board may from time to time designate. The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board will take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of CSE, and closely aligned the interests of the executive officers with the interests of shareholders. The directors of the Company will also be eligible to receive stock option grants under the Plan, and the Company will apply the same process for determining such awards to directors as with executives.

The exercise prices shall be determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the Options. The Option Plan complies with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and provides that the number of common shares which may be reserved for issuance on a yearly basis to any one related person upon exercise of all stock options held by such individual may not exceed 5% of the issued common shares calculated at the time of grant.  As of January 31, 2020, there were 3,255,000 options outstanding to purchase common shares of which 2,465,000 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this 20-F:

Names and Principal Position	No. of Options Held	No. of Shares Underlying the Options	Option Strike Price (C$)	Option Expiration Date
Robert Cheney, Former President and CEO; Director	125,000 210,000	125,000 210,000	0.65 2.80	Oct 15, 2020 June 25, 2021
Sonny Newman, President and CEO	N/A	N/A	N/A	N/A
Leonard (Will) Werden, Director	100,000 210,000	100,000 210,000	0.65 2.80	Oct 15, 2020 June 25, 2021
Michael Kidd, CFO and Director	125,000 190,000	125,000 190,000	2.80 1.11	June 25, 2021 Feb 5, 2022
D. Bruce Macdonald, Director	N/A	N/A	N/A	N/A
Skyler Pinnick, CMO and Director	100,000	100,000	2.80	June 25, 2021
Russell Rotondi, General Counsel	100,000	100,000	2.80	June 25, 2021

A copy of the Company's Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Restricted Share Unit Plan

On July 17, 2018, the Company adopted a Restricted Share Unit Plan ("RSU Plan").  The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable common shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities, as a discretionary payment in consideration of past services to the Company or as an incentive for future services. The maximum aggregate number of common shares issuable under the RSU Plan is 750,000 common shares.

The aggregate number of common shares issuable to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, at any time, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares issued to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one-year period under all security-based compensation arrangements shall not exceed 5% of the total number of common shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive common shares (the "Restricted Period") applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying common shares. Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their common shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of common shares; and (ii) the date the Participant retires from employment with the Company or related entity. Any other Participants may not elect a deferred payment date.

As there is currently no compensation committee, the independent director of the Company has the responsibility to administer the compensation policies related to the executive management of the Company.  The Company awarded options to the directors and executive officers during the most recently completed financial year.

As of January 31, 2020, there were no RSUs outstanding to purchase common shares.

A copy of the Company's RSU Plan is incorporated by reference into this Form 20-F as Exhibit 4.2.

Warrants

As of January 31, 2020, there were 5,694,748 warrants outstanding to purchase common shares.

On May 27, 2020, the Company extended the time period for exercise of 2,794,746 warrants at a price of CDN$1.83 per share for one year. The subject warrants were originally issued pursuant to a non-brokered private placement financing completed by the Company on May 29, 2019.  The warrants were scheduled to expire on May 28, 2020; the new expiry date is May 28, 2021. All other terms and conditions of the warrants remain the same.

The following table sets forth the warrants, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this 20-F:

Names and Principal Position	Allotment Date	Expiration Date	Exercise Price (C$)	Total
Robert Cheney, Former President and CEO; Director	N/A	N/A	N/A	N/A
Sonny Newman, President and CEO	N/A	N/A	N/A	N/A
Leonard (Will) Werden, Director	N/A	N/A	N/A	N/A
Michael Kidd, CFO and Director	N/A	N/A	N/A	N/A
D. Bruce Macdonald, Director	N/A	N/A	N/A	N/A
Skyler Pinnick, CMO and Director	Feb 4, 2019	Feb 4, 2021	1.50	632,500
Russell Rotondi, General Counsel	Feb 4, 2019	Feb 4, 2021	1.50	367,500

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company's securities are recorded on the books of its transfer agent, Computershare, in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

To the best of the Company's knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, other than (a) the Company's President and CEO, Sonny Newman, through his control of The Newman Family 1999 Trust (the "Trust"), and (b) SDP Development Group, LLC, of which director Skyler Pinnick is the statutory manager.

The Trust obtained all 12,500,000 shares as a result of the Company's acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), which are Nevada limited liability companies, on January 15, 2019. The securities held by the Trust do not have different voting rights from those of the other securityholders of the same class of securities.

SDP Development Group, LLC obtained 7,132,041 common shares as discussed below in Item 7.B.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of the common shares of the Company as at July 14, 2020. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934.

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	12.94%
SDP Development Group, LLC	7,132,041	7.38%

The Company is not owned directly or indirectly by another corporation, foreign government or any other natural person.  There are no arrangements known to the Company, the operation of which may result in a change of control of the Company.

B. Related Party Transactions

Promissory Note to Silver State Vendor (Company President and CEO)

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048, which included a secured promissory note to the vendor and now Company President and CEO, Sonny Newman, for $30,000,000 (the "Newman Note"). Mr. Newman was at arm’s length to the Company at the time of the transaction.

Effective November 21, 2019, Mr. Newman, and the Company agreed to amend the terms of the Newman Note, with a remaining principal balance of $21,800,000.  The December 1, 2019 principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the Newman Note was reduced from 10% to 9.5%.  The remaining balance on the Newman Note was then due and payable on July 1, 2020.

Effective June 30, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining principal balance of $18,200,200.  The maturity date of the Newman Note was extended from July 1, 2020 to January 1, 2021, and all other terms of the Newman Note remained the same, including the monthly payment obligations of principal and interest.  Following the July 1, 2020 payment, the principal balance owing under the Newman Note is $17.6m.

SDP Development Group, LLC Transaction

On February 4, 2019, the Company contracted to purchase an Oregon limited liability company, SDP Development Group, LLC ("SDP"), scheduled to close on October 15, 2020 (the "SDP Agreement").  SDP owned six (6) real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price for SDP was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of $3.00 per common share.  Subsequently, the Company and SDP agreed to modify the terms of the SDP Agreement as well as modify the leases subject to Phantom Farms' operations.  On February 12, 2020, the parties agreed to the following modified terms: the Company purchased two of SDP's Southern Oregon farm properties, constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon to 7% of the assessed value (a reduction of the Company's total forward lease obligations in Phantom Farms locations by $370,000 per year), and a release from the obligation to purchase the sixth SDP property in Southern Oregon.  In exchange, the SDP vendors received 7,132,041 common shares of the Company at a deemed issue price of C$0.804 per share.

Skyler Pinnick, Company CMO and Director, is the statutory manager of SDP and holds less than a fifty percent (50%) ownership and voting interest in SDP.  Mr. Pinnick's father, mother, two brothers and sister are partial owners of SDP.  Russell Rotondi, the Company's general counsel, is a less than five percent (5%) owner of SDP.

Silver State Real Estate Options

The Newman Family 1999 Trust in controlled by the Company President and CEO, Sonny Newman.  The Trust owns the real property associated with Silver State.  The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 158,000 square-foot building ("Stanford Way") located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 7,400 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 30,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"), servicing more than 15,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3.3m, payable in cash. The option price for Fernley, extended on June 30, 2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

Rent Obligations

The Company has related party rent transactions for the use of land and buildings in both Oregon and Nevada. As at the date of this 20-F, the Company is contracted to make future minimum rent payments due to related parties in the amount of $4,320,000 over approximately the next forty-two (42) months.

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See ''Item 18. Financial Statements'' for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

Legal Proceedings

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit.  On June 21, 2019, the Company filed Oregon Rule of Civil Procedure (ORCP) 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's Rule 21 motion in its entirety to dismiss all of Plaintiffs' claims pursuant to Oregon Rules of Civil Procedure 21A(1). Plaintiffs are disputing the form of judgment of dismissal and a hearing is scheduled on July 20, 2020 to resolve the dispute.  Regardless of the outcome of the hearing, the court will enter a judgment dismissing the case.  After that occurs, the Company will prepare and submit a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the matter.  Whether that petition is granted, and the amount of costs and fees awarded, if any, cannot be guaranteed or predicted.

On or about September 13, 2019, the Company delivered a notice to the Plaintiffs of alleged breach and default under the purchase and sale agreement, due to unlawful, intentional acts and material misrepresentations before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs.  In connection with the Oregon lawsuit, the Company conducted an internal investigation regarding malfeasance by the Plaintiffs (discussed more fully below under Oregon Compliance). On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  The Company's counterclaims included the malfeasance discovered during the internal investigation.  Plaintiffs' filed a response to the Company's counterclaims on or about June 5, 2020. This action is at the pleading stage and it is too early to predict its resolution.

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.  This action remains at the beginning of the discovery phase and it is too early to predict its resolution.

Dividends

The Company has not paid any dividends on our common shares during or after the fiscal year ending January 31, 2018. The Company management anticipates that we will retain all future earnings and other cash resources for the future operation and development of the business. The Company do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board's discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.  However, if the Board      declares dividends, all common shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

B. Significant Changes

The Company has not experienced any significant changes since the date of the financial statements included with this Form 20-F, except as disclosed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing

The Company's common shares are listed for trading on the CSE under the symbol "CXXI" and are quoted on the OTCQB marketplace in the United States under the symbol "CXXIF".

B. Plan of Distribution

Not Applicable.

C. Markets

The Company's common shares are listed for trading on the CSE under the symbol "CXXI" and are quoted on the OTCQB marketplace in the United States under the symbol "CXXIF".

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles

The Company is a British Columbia corporation existing under the BCBCA under incorporation number BC0320204. A copy of the Company's Articles is incorporated by reference into this Form 20-F as Exhibit 1.1.

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. with a focus on acquiring United States assets in the state-legal cannabis industry.

The Company's Articles do not limit the Company's objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

The Company is authorized to issue an unlimited number of common shares without par value. Each common share is entitled to one vote. All common shares of the Company rank equally as to dividends, voting power and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.

A director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company may not vote in respect of any such proposed material contract or transaction.

The directors may from time to time in their discretion authorize and cause the Company to:

(a)	borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

(b)	guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

(c)

issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligation of the Company or of any other person; and

(d)

mortgage, charge (whether by way of a specific or floating charge), grant a security interest in or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCBCA, to become or act as a director.

A director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the Board may determine. The Company must reimburse each director for the reasonable expenses that he may incur in and about the business of the Company. If a director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid remuneration to be fixed by the Board, or, at the option of such director, by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the provisions of the BCBCA, the Company may indemnify any person. The Company must, subject to the provisions of the BCBCA, indemnify a director, officer or alternate director or a former director, officer or alternate director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an "eligible party"), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

(a)	transferring the Company's jurisdiction from British Columbia to another jurisdiction;

(b)	giving financial assistance under certain circumstances;

(c)	certain conflicts of interest by directors;

(d)	disposing of all or substantially all of the Company's undertakings;

(e)	certain alterations of share capital;

(f)	altering any restrictions on the Company's business; and

(g)	certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of common shares.

No right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

There are no limitations on the rights to own securities.

There is no provision of the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to Canadian securities administrators and the CSE by any shareholder who owns more than 10% of the Company's outstanding common shares.

As a Canadian public company, the convocation of our annual general meetings and special meetings are governed by Canadian corporate and securities laws, including the BCBCA, National Instrument 51-102 - Continuous Disclosure Obligations, National Instrument 52-110 - Audit Committees and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F, the only contracts entered into by the Company during the financial year ended January 31, 2019 and 2020 which are material are the following:

(i) Indenture dated December 31, 2018 between the Company and Alliance Trust Company.  On December 31, 2018, the Company completed the first tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$5,063,000, for which the Company paid C$664,001 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. The calculation of the debt considered a discount rate of 10%. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture. The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company's common shares at a price of C$0.80 per common share. The warrant debentures are convertible into the Company's common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on December 31, 2020.  The Indenture is attached hereto as Exhibit 4.3.

(ii) Indenture dated January 30, 2019 between the Company and Alliance Trust Company.  On January 30, 2019, the Company completed the second and final tranche of a brokered convertible debenture private placement of units for total gross proceeds of C$9,825,000, for which the Company paid C$619,389 in transaction costs. Each unit consists of one C$1,000 principal amount 10% unsecured convertible debenture and one-half of one debenture purchase warrant. Each whole warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000 per warrant debenture.  The calculation of the debt considered a discount rate of 10%. The debentures are convertible to the Company's common shares at a price of C$0.80 per common share.  The warrant debentures are convertible into the Company's common shares at a price of C$0.90 per common share. The debentures and warrant debentures mature two years from the date of issue. Each of the debentures and warrant debentures, as applicable, accrues interest at a rate of 10% per annum, compounded annually, and is fully due and payable on January 30, 2021.  The Indenture is attached hereto as Exhibit 4.4.

(iii) Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1 Capital Advisors LLC, a Delaware limited liability company ("CB1 Capital").  The Company engaged CB1 Capital for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1 Capital; (b) an option award of 500,000 shares of common staock of the  Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 Capital equal to one percent of the total amount of any such loan or investment. The Consulting Agreement is attached hereto as Exhibit 4.5.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Item 10. Additional Information – E. Taxation”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the US dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for the tax year ended January 31, 2020. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the common shares and with respect to gain from the disposition of common shares. An "excess distribution" generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollar at that time). A U.S. Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's corporate office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. The Company may be reached at 1-833-289-2994. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system ("EDGAR") at www.sec.gov/edgar.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at the date of this 20-F:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company deposits the majority of its cash with high credit quality financial institutions in the United States. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for year ended January 31, 2020 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company reports a net loss for the year ended January 31, 2020 of $32,555,633, and accumulated deficit of $70,510,384, and a working capital deficit of $26,954,549 as at January 31, 2020.  In July 2019, the Company accelerated a restructuring and integration of operations that resulted in over $6M in annual run rate savings.  While these efforts have resulted in positive cash flow from operations, they will not be sufficient on their own to fund payments on the short-term debt obligations owing to the Company's President and CEO, and other unsecured creditors, which are due on January 1, 2021.  These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used to satisfy current obligations, for corporate working capital and possible future acquisitions. There is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at the date of this 20-F, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

Commodity Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk.  In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company is not a party to any foreign currency hedge contracts as at the date of this 20-F.

Item 12. Description of Securities Other than Equity Securities

A. - C.

Not Applicable.

D.  American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

No modifications or qualifications have been made to the instruments defining the rights of the holders of the Company's common shares and no material amount of assets securing the Company's securities has been withdrawn or substituted by the Company or anyone else, other than in the ordinary course of business.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Company's CEO and CFO, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as at January 31, 2020 (the "Evaluation Date").

The CEO and CFO concluded that the disclosure controls and procedures as at the Evaluation Date, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB. The Board is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company's Audit Committee.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2020.

The Company's management, including the CEO and CFO, does not expect that its Disclosure Controls or its Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act ("JOBS Act"), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2020, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that D. Bruce Macdonald qualifies as a financial expert and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

Item 16B. Code of Ethics

On February 4, 2019, the Company adopted a Code of Business Conduct and Ethics that applies to all employees of the Company, including its Chief Executive Officer and Chief Financial Officer. A copy of our Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer at the Company's corporate office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

As at the date of this 20-F, the Company has not made any modification, material departure, waiver or implicit waiver of the Company's Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Davidson and Company LLP, Chartered Accountants, has been the external auditor of the Company since April 4, 2014.  The aggregate fees billed by the Company's external auditor, Davidson & Company, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2020	C$200,000	C$13,285	C$16,642	Nil
January 31, 2019	C$165,045	C$190,478	C$3,250	Nil

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". The nature of the services comprising the fees disclosed under this category relates to audit fees for companies being acquired.

(2) Pertains to professional services for tax compliance, tax advice and tax planning.  The nature of the services comprising the fees disclosed under this category relates to T2 and AT1 tax returns.

(3) Pertains to products and services other than services reported under the other categories.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however the Company's external auditor has been approved by majority vote of the Audit Committee and 100% of the services described above were approved by the Audit Committee.  At no time since February 1, 2018, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

PART III.

Item 17. Financial Statements

See "Item 18 - Financial Statements".

Item 18. Financial Statements

Document

Audited Financial Statements of the Company for the years ended January 31, 2020, 2019 and 2018.

Item 19.  Exhibits

Exhibit Number	Name

1.1	Articles of Incorporation
1.2	Certificate of Incorporation and Certificates of name changes
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934
4.1	Stock Option Plan
4.2	Restricted Share Unit Plan
4.3	Indenture dated December 31, 2018 between the Company and Alliance Trust Company
4.4	Indenture dated January 30, 2019 between the Company and Alliance Trust Company
4.5	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name: Sonny Newman

Title: President and Chief Executive Officer

Date:  July 13,2020