Form 20-F/A
period 2020-01-31
C21 Investments Inc.
filed 2020-07-22
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

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

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this "Amendment") is being filed to amend the annual report on Form 20-F for the fiscal year ended January 31, 2020 (the "Annual Report") filed by C21 Investments Inc. (the "Company") on July 20, 2020. The Company is filing this Amendment for two reasons: (1) to attach hereto the corrected Exhibit 4.3 to the Annual Report ("Indenture dated December 31, 2018 between the Company and Alliance Trust Company"), and (2) to add disclosure that, in originally filing the Annual Report, the Company relied on the order of the U.S. Securities and Exchange Commission (the "SEC") issued under Section 36 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), dated March 4, 2020 (Release No. 34-88318), as modified and superseded by the SEC order issued on March 25, 2020 (Release No. 34-88465) (collectively, the "Order"), for an extension of the original due date for the Annual Report. The Company made the original filing on July 16, 2020, within 45 days after the original due date of June 1, 2020, as permitted under the Order. The disclosure under the heading "Reliance on SEC Order" below is hereby added as an explanatory note at the beginning of Part I.

In addition, as required by Rule 12b-15 under the Exchange Act, new certifications by the Company's principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment, under Item 19 hereof, pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act. Since no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 (Controls and Procedures), paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including the certifications required under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the original filing was made. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment should be read together with the original filing of the Annual Report and the Company's other filings with the SEC.

RELIANCE ON SEC ORDER

The Company hereby notes that it has relied on the Order in delaying the filing of its Annual Report until July 16, 2020. As previously disclosed in a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on May 29, 2020 (the "COVID Form 6-K"), the Company required additional time to file the Annual Report due to circumstances related to the COVID-19 pandemic. As described in the COVID Form 6-K, the Company's business and facilities are located in British Columbia, Oregon and Nevada. In order to avoid the risk of the spread of the virus causing COVID-19, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its corporate offices in Canada and the United States, with employees working remotely in compliance with local rules, orders, ordinances and laws. The limited availability of internal and external support delayed the Company's ability to file the Annual Report until July 16, 2020.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Name

4.3	Indenture dated December 31, 2018 between the Company and Alliance Trust Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Amendment to the Annual Report on its behalf.

C21 Investments Inc.

By: /s/ Sonny Newman

Name: Sonny Newman

Title: President and Chief Executive Officer

Date:  July 20, 2020