Form 20-F/A
period 2020-01-31
C21 Investments Inc.
filed 2020-09-15
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐ No ☒

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
Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (this "Amendment No. 2") is being filed to amend the annual report on Form 20-F for the fiscal year ended January 31, 2020 (the "Annual Report") filed by C21 Investments Inc. (the "Company") on July 20, 2020, as amended on July 22, 2020 (the "Amendment No. 1"). The purpose of this Amendment No. 2 is solely to file an updated Exhibit 99.2, Consolidated Financial Statements for the years ended January 31, 2020, 2019, and 2018, with the requisite signature of the Company's independent registered public accounting firm. The Report of Independent Registered Public Accounting Firm enclosed within the Consolidated Financial Statements for the years ended January 31, 2020, 2019, and 2018 included in the original Annual Report was inadvertently filed without the requisite signature by the Company's independent registered public accounting firm.

This Amendment No. 2 consists solely of a cover page, this explanatory note, Item 19 (the list of exhibits, as updated), Exhibits 12.1, 12.2, 13.1 and 13.2 (new certifications by the Company's principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended), Exhibit 99.2 and a signature page.

Other than as expressly set forth herein, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in the original filing of the Annual Report or the Amendment No. 1 or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment No. 2 remains unchanged and reflects the disclosures made at the times as of which the original Annual Report and Amendment No. 1 were made. No changes have been made to the financial statements of the Company as contained in the original filing of the Annual Report. Accordingly, this Amendment No. 2 should be read together with the original filing of the Annual Report, the Amendment No. 1 and the Company's other filings with the Securities and Exchange Commission.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Name
1.1	Articles of Incorporation (1)
1.2	Certificate of Incorporation and Certificates of name changes (2)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (3)
4.1	Stock Option Plan (4)
4.2	Restricted Share Unit Plan (5)
4.3	Indenture dated December 31, 2018 between the Company and Alliance Trust Company (6)
4.4	Indenture dated January 30, 2019 between the Company and Alliance Trust Company (7)
4.5	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC (8)
8.1	List of Subsidiaries (9)
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)*
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)*
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350*
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350*
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2020 (10)
99.2*	Audited Annual Consolidated Financial Statements for the years ended January 31, 2020, 2019, and 2018
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

**Previously filed or furnished with the Company’s Annual Report on Form 20-F on July 14, 2020.

(1) Incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(2) Incorporated by reference to Exhibit 1.2 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(3) Incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(4) Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(5) Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(6) Incorporated by reference to Exhibit 4.3 to the Company's Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on July 22, 2020.

(7) Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(8) Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(9) Incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

(10) Incorporated by reference to Exhibit 15.1  the Company's Annual Report on Form 20-F filed with the SEC on July 14, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Amendment to the Annual Report on its behalf.

C21 Investments Inc.

By: /s/ Sonny Newman

Name: Sonny Newman

Title: President and Chief Executive Officer

Date:  September 14, 2020