Form 40-F
period 2021-01-31
C21 Investments Inc.
filed 2021-06-01
CIK 831609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2021                                Commission File Number  000-55982

C21 Investments Inc.

(Exact name of Registrant as specified in its charter)

British Columbia	6770	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification)	(I.R.S. Employer Identification Number)

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6E 3H4

Canada

(Address of principal executive offices)

Michael Kidd

C21 Investments Inc.

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6E 3H4

Canada

Tel: 833-289-2994

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

CT Corporation System

1015 15th Street N.W., Suite 1000, Washington, DC 20005

(202) 572-3100

(Name, address, and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act:  Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:  117,057,860

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).  ☒ Yes              ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

This Annual Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, political and social uncertainties and contingencies, and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

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

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption, including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, risks and uncertainties relating to the Company's President and CEO, Sonny Newman, being the Company's major lender holding security over the Company's principal operating assets in Nevada, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

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

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report, including those described in the Company's Annual Information Form ("AIF") and the Company's Management Discussion and Analysis ("MD&A"), incorporated by reference herein.  The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 29, 2021, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.278.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended January 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended January 31, 2021 and 2020, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's MD&A for the year ended January 31, 2021 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report for fiscal year ended January 31, 2021, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

To evaluate the effectiveness of the Company's internal control over financial reporting, management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company's internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2021 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

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

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit. The Company's Audit Committee is comprised of Leonard Werden, Skyler Pinnick and D. Bruce Macdonald. All members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The full text of the Audit Committee Charter is attached as Schedule "A" to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that D. Bruce Macdonald qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent, as determined under Exchange Act Rule 10A-3 and Section 303A.07 of the NYSE Listed Company Manual.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company's external auditors, in accordance with applicable law.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Professional Accountants, and Baker Tilley US, LLP, the Company's independent auditors, in each of the last two years.

Davidson and Company LLP, Chartered Accountants, was the external auditor of the Company from April 4, 2014 until January 18, 2021.  Baker Tilly US, LLP has been the external auditor of the Company from January 19, 2021 to present.  The aggregate fees billed by the Company's external auditors in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2021	C$200,000	Nil	C$23,850	Nil
January 31, 2020	C$200,000	C$13,285	C$16,642	Nil

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

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however the Company's external auditors are approved by majority vote of the Audit Committee and 100% of the services described above were approved by the Audit Committee.  At no time since February 1, 2018, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition.

CODE OF ETHICS

The Company adopted a Code of Business Conduct and Ethics (the "Code") on February 4, 2019, which applies to all employees of the Company, including its directors, Chief Executive Officer and Chief Financial Officer.  To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer at the Company's corporate office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

As at the date of this Annual Report, the Company has not made any modification, material departure, waiver or implicit waiver of the Company's Code.  Any amendments to the Code, and all waivers of the Code with respect to any director or employee, will be posted on the Company's web site within five business days following the date of the amendment or waiver, and any amendment will be provided in print to any shareholder upon request.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of January 31, 2021, information with respect to the Company's known contractual obligations to make future payments for each of the next five years:

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements.

(3) Amounts in the table reflect the contractually required principal payments payable under a promissory note issued to the vendor that sold Silver State to the Company, and miscellaneous debt.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended January 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC. By: /s/ Sonny Newman Name: Sonny Newman Title: President and Chief Executive Officer

Date: June 1, 2021

2

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated May 31, 2021
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the year ended January 31, 2021, together with the report thereon of the independent auditor
99.3	Management's Discussion and Analysis for the year ended January 31, 2021
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Baker Tilly US, LLP

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

3