Form 20-F
period 2022-01-31
C21 Investments Inc.
filed 2022-08-15
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended January 31, 2022
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at January 31, 2022, 120,047,814 common shares of the Registrant were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "C21" refers to C21 Investments Inc.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 405 under the United States Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2022 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2719.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws collectively, "forward-looking information"). All information, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the impact of the novel coronavirus ("COVID-19") pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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

Forward-looking information is not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all;  and the ability of the Company's operations to perform and continue in the ordinary course in light of the ongoing COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the ongoing impact of the COVID-19 pandemic and the continued impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, risks and uncertainties relating to the Company's President and Chief Executive Officer, Sonny Newman, being the Company's major lender holding security over the Company's principal operating assets in Nevada, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

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

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The following are certain factors relating to the business and securities of the Company. The Company will face a number of challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors described herein are interrelated and, consequently, readers should treat such risk factors as a whole.

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

Individual U.S. state laws do not always conform to U.S. federal regulatory standards, or to other U.S. state laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized and/or created medical marijuana exemptions. Several states have also legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Oregon and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of a medical marijuana license or that person's caregiver. Even in those states in which the use and commercialization of marijuana has been legalized, its use remains a violation of U.S. federal law.

The Company is currently aware of 37 states of the United States, the District of Columbia, and four out of five U.S. territories, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Additionally, the sale and adult-use of recreational cannabis is legal in 17 U.S. states and the District of Columbia, including: Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia and Washington. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the CSA. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

Although the Company's activities are in compliance with applicable state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

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

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the Drug Enforcement Agency ("DEA") reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Oregon and the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the U.S. Currency and Foreign Transactions Reporting Act of 1970 ("Bank Secrecy Act"). Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

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

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then U.S. Deputy Attorney General, James Cole, authorized the Cole Memo (as defined herein) addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memo outlined certain priorities for the U.S. Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memo noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

On January 4, 2018, Jeff Sessions, the U.S. Attorney General at the time, issued the Sessions Memo (as defined herein) to all United States Attorneys, which rescinded the Cole Memo in its entirety. The Sessions Memo provided that in deciding which marijuana activities to prosecute under U.S. federal laws, prosecutors should follow the same well-established principles that govern all U.S. federal prosecutions. Following the release of the Sessions Memo, the fate of state-legal cannabis is uncertain, and the risk of prosecution varies from state to state based on the posture, priorities and resources of each United States Attorney's Office for each applicable state.

Although the Cole Memo was rescinded, one legislative safeguard for the medical cannabis industry, appended to federal appropriations legislation, remains in place. Currently referred to as the "Rohrabacher-Blumenauer Amendment", this so-called "rider" provision has been appended to the Consolidated Appropriations Acts every year since fiscal year 2015. Under the terms of the Rohrabacher-Blumenauer rider, the federal government is prohibited from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. On December 20, 2019, then President Donald Trump signed the Consolidated Appropriations Act, 2020 which included the Rohrabacher-Blumenauer Amendment, which prohibits the funding of federal prosecutions with respect to medical cannabis activities that are legal under state law. On December 27, 2020, the omnibus spending bill passed including the Rohrabacher-Blumenauer Amendment, extending its application until September 30, 2021.  The Amendment was then renewed through a series of stopgap spending bills on September 30, 2021, December 3, 2021, February 18, 2022, and March 11, 2022.  On March 15, 2022, the Amendment was renewed through the signing of the fiscal year 2022 omnibus spending bill, extending previous funding levels and riders, including the Rohrabacher-Blumenauer Amendment. There can be no assurances that the Rohrabacher-Blumenauer Amendment will be included in future appropriations bills to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law.

On March 11, 2021, Merrick Garland was sworn in as the U.S. Attorney General. During his campaign, President Biden stated a policy goal to decriminalize possession of cannabis at the federal level, but he has not publicly supported the full legalization of cannabis. In response to questions posed by Senator Cory Booker, Merrick Garland stated during a February 2021 congressional testimony that he would reinstitute a version of the Cole Memo. He reiterated the statement that the Justice Department under his leadership would not pursue cases against Americans "complying with the laws in states that have legalized and are effectively regulating marijuana", in written responses to the Senate Judiciary Committee provided around March 1. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland, will re-adopt the Cole Memo or announce a substantive marijuana enforcement policy. Justice Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise.  It is unclear what impact, if any, the current administration will have on U.S. federal government enforcement policy on cannabis.

In October 2021, in a letter from U.S. Senators Corey Booker and Elizabeth Warren to Attorney General Garland, the Senators advocated the federal decriminalization of cannabis by removing cannabis from the CSA's list of controlled substances.  To date, Attorney General Garland and the Department of Justice have not publicly responded to the Senators' letter.  Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

Given the conflict of laws and regulations, there is no certainty as to how the U.S. Department of Justice ("DOJ"), Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Biden Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. The Company regularly monitors ongoing developments in this regard.

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

As a company listed on the Canadian Securities Exchange (the "CSE"), the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, the SAFE Banking Act (as defined herein) would be a positive development for the industry and access to move affordable banking and lending.

Changes to current laws and regulation may impose substantial costs on the Company.

Local, state and federal cannabis laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company's business plan and result in a material adverse effect on certain aspects of the Company's planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company's cannabis business. The Company cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company's business.

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

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

Beginning in September 2019, the United States media began reporting on potential vape related illnesses and death based on conditions resembling pneumonia, that consumers of flavored nicotine and flavored THC vaping products were experiencing. Vaping product sales are a material source of revenue for the Company. Although there has been no conclusive medical or scientific determination as to the cause of the subject conditions, management believes that the Company's products do not contain any of the components or chemicals, including but not limited to vitamin E acetate, which were implicated as possible sources of the condition, and which were identified by the CDC based on laboratory findings released on November 8, 2019. Out of an abundance of caution, governors of certain US states took precautionary, short-term actions until a more conclusive link between vaping products and the condition is determined; as mentioned herein, Oregon was one of those states until the State was forced to lift its ban by court order on January 16, 2020.

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

The Company may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, the Company has maintained banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Greater Nevada Credit Union (Nevada). Through these private credit unions, the Company is able to access bank services to support its Oregon and Nevada cannabis operations.

Losing access to traditional banking could have a significant effect on our ability to conclude financings and achieve returns.

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain traditional bank accounts may make it difficult to operate the Company's cannabis business. To mitigate this risk, the Company has maintained banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Greater Nevada Credit Union (Nevada). Through these private credit union banks, the Company can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers.

The February 2014 U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") Guidance (as defined herein), sets forth certain circumstances whereby it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, as discussed above, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on the FinCEN Guidance which could be revoked at any time by the Biden Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses.

Accordingly, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company's U.S. business on a cash-only basis. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the United States House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, the Company's inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.  The prospects of the SAFE Banking Act, or some permutation thereof, becoming law is uncertain as of the date of this Annual Report.

The Company's operations in the United States may be subject to heightened scrutiny.

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

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the "TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange (the "TSXV"). The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

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

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Company's current and proposed brands and products will remain or be approved for sale and distribution in any state.

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

The state-legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the nature of legalization (for example, support for legalization of medical versus recreational cannabis). The Company's ability to maintain and increase market acceptance of its company and products may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful, and their failure may have an adverse effect on the Company.

Product liability claims or regulatory actions against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business.

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. This is particularly true in light of the United States media news, beginning in September 2019, regarding potential vaporizer (vape) related illnesses and deaths. The Company closely monitors the news reports on this topic, including results from the investigations being conducted by the CDC, and put out a statement over its social media feed on September 11, 2019 confirming its commitment to consumer safety, discussing the rigorous quality control and testing of its products, and explaining that none of its vape products are manufactured with vitamin E acetate, or any other additives, thickeners or agents. The Company further disclosed its complete ingredient list for all of its vape products. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

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

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs which relies on a health supply chain.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.  If a single source supplier were to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, the Company.  Given the recent, systemic issues with the global supply chain, there is an increased risk of interruption or negative change in the availability of key inputs the Company relies upon which could materially adversely impact the Company in the current supply chain environment and into the foreseeable future.

Operational and General Business Risks

The Company's business, operations  and  financial  condition  could  be  materially  and  adversely  affected  by outbreaks of  epidemics or  pandemics  or  other  health  crises,  including  the  ongoing impacts and implications of  COVID-19.

On January 30, 2020, the World Health Organization ("WHO") declared the outbreak a public health event of international concern, and on March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic. Since the beginning of the outbreak of COVID-19, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity worldwide. The COVID-19 outbreak has caused companies and various international jurisdictions to impose significant travel, gathering and other public health restrictions. The impact of COVID-19 on global supply chains has evolved over the last two years and continues to evolve. The speed and extent of the spread of COVID-19 (which for purposes of this Annual Report, where applicable, includes any variants thereof), and the duration and intensity of resulting business disruption, local and international, and related financial and social impact, remain uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be predicted with certainty. The Company cannot estimate whether any  additional restrictions will be imposed on its activities or whether any additional measures will be taken by governments (including measures that result in the suspension or reduction of the Company's operations) and the potential financial and operational impact thereof, including impact on employee health, workforce productivity and availability, travel restrictions, supply availability, ability to sell or deliver product and  the availability of insurance and the cost thereof.  COVID-19 may continue to materially impact the Company, including its ability, and the ability of its suppliers and distributors, to effectively manage the restrictions, limitations and health issues presented by the COVID-19 pandemic, the ability to continue its production, distribution and wholesale sale of its products and the demand for and use of its products by consumers, disruptions to the global and local economies due to related stay-at-home orders, quarantine policies and restrictions on travel, trade and business operations and a reduction in discretionary consumer spending.

Such public health crises can result in volatility and disruptions in global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations, increased labor costs, regulatory changes, political or economic instabilities or civil unrest. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet their obligations to the Company may be impacted as a result of the ongoing COVID-19 pandemic and the continued efforts to contain the virus, most notably in China. Consequently, the continuing COVID-19 pandemic or potential future public health crises may have a material adverse effect on the Company's business, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to continue to contain COVID-19 or mitigate its impact.

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

The Company may face litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

The Company's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Should any litigation in which the Company is or becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for its common shares. Even if the Company wins current or future litigation, such litigation can redirect significant resources.

The Company has identified a material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company's internal controls over financial reporting and an attestation report by the Company's independent auditors addressing this assessment, if applicable. As discussed in Item 15 "Controls and Procedures" based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of a material weakness inadequate segregation of duties in certain financial reporting processes, including accounting for convertible debentures, leases and deferred income taxes, partly because of the Company's small size and insufficient personnel with an appropriate level of technical accounting knowledge, experience and training commensurate with the Company's complexity and its financial accounting and reporting requirements. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls. Management intends on expanding the scope of services with the Company's independent outside accounting consulting firm in order to remediate this weakness, among other measures. For additional information, see Item 15 "Controls and Procedures."

We cannot assure you that we will be able to remediate our existing material weakness in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate this material weakness, as described in Item 15 "Controls and Procedures", is not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the common shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our share price, suspension of trading or removal of our common shares from the OTCQX International Market, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. Furthermore, if we continue to have this existing material weakness, other material weaknesses or significant deficiencies in the future, it could create a perception that our financial results do not fairly state our financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of our shares.

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates, which may adversely affect the Company's operations.

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is dependent on governmental approvals, licenses and permits to operate, and failure to obtain or maintain such approvals, licenses and permits may adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company's operations or future operations. To the extent such approvals are required and not obtained or maintained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing, processing, distribution or sale of cannabis or from proceeding with the development of its operations as currently proposed.

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

Further, the Company may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Company's ability to operate the marijuana business, which could have a material adverse effect on the Company's business. Further, should any state in which the Company considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Company could be materially adversely affected.

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

The Company's success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

The Company may need to incur significant expenses to enforce its proprietary rights, and if the Company is unable to protect such rights, its competitive position could be harmed.

The Company regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Company's ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Company has taken certain measures to protect its intellectual property rights. However, the Company cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Company has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

The Company may face increased competition in the marketplace for cannabis.

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company's business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or "black market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

There is no assurance of the Company's profitability.

The Company cannot give assurances that it will not incur losses in the future. The limited operating history makes it difficult to predict future operating results. The Company is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Company will be able to successfully address these risks.

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

The Company's operations are impacted by general economic trends.

Any worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Company's customers, which could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States and elsewhere could adversely affect the Company's business, financial condition, results of operations and property.

The Company faces significant costs in order to gain and increase market acceptance of its products.

The Company's ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its marijuana products. It also requires the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Company's operations.

The Company may not have adequate insurance coverage, which may adversely impact the Company's business, results of operations and profitability.

The Company requires insurance coverage for a number of risks, including business interruption, environmental matters and contamination, product liability, personal injury and property damage. Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company's financial resources, results of operations and prospects could be adversely affected. Further, because the Company is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely impact the Company's business, results of operations and profitability.

The Company faces risks related to tax credits and deductions.

The provisions of the Section 280E of the U.S. Internal Revenue Code of 1986, as amended (the "Code") are being applied by the United States Internal Revenue Service ("IRS") to businesses operating in the U.S. medical and adult-use marijuana industry. Section 280E of the Code provides that no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the CSA) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

Even though several states have medical and adult-use marijuana laws, the IRS is applying Section 280E of the Code to deny business deductions. Businesses operating legally under state law argue that Section 280E of the Code should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone "trafficking" in a controlled substance, as defined under Federal law (as stated in the text of the statute). Section 280E of the Code is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Company. Section 280E of the Code may adversely impact the Company and cause it to be subject to higher effective U.S. federal income tax rates than similar companies in other industries.

Results of future clinical research may negatively impact demand for the Company's products.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies to date support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company faces risks inherent in an agricultural business, including adverse weather conditions and rising energy costs.

Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.  The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce the Company's yields or require the Company to increase its level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts might reduce the yield and quality of the Company's cannabis production, which could materially and adversely affect the Company's business, financial condition and results of operations.

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

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

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) ("BCBCA") and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Substantially all of the Company's assets are located outside of Canada, and certain of its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Company, its subsidiaries and any directors and officers residing outside of Canada.

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

Certain of the Company's directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with or diverge from the Company's interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers of the Company are required to act honestly and in good faith with a view to the Company's best interests. However, in conflict-of-interest situations, the Company's directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Prolonged periods of inflation could increase costs, have an adverse effect on general economic conditions and impact consumer spending, which could impact our profitability and have a material adverse effect on our business and results of operations.

Inflation has risen on a global basis and countries around the world have recently experienced historically high levels of inflation. If the inflation rate continues to increase, it can also push up the costs of labor and other expenses. There is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. Such adverse conditions could negatively impact demand for our products, which could adversely affect our profitability, results of operations and cash flow.

Currency fluctuations may have a material adverse effect on the Company's business, financial condition and operating results.

Due to the Company's present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. All or substantially all of the Company's revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. The Company does not have currency hedging arrangements in place, and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Company's business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Associated With The Securities Of The Company

The Company may not be able to meet its obligations as they become due, and the Company will require additional funding to continue as a going concern.

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. While the Company experiences positive cash flow from operations, such cash flow will not be sufficient on its own to fund payments on the short-term debt obligations owing to the Company's President and CEO, and other unsecured creditors. These material uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

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

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of common shares, and the Company's shareholders will have no pre-emptive rights in connection with such further issuances. C21's Board of Directors ("Board") has discretion to determine the price and the terms of further issuances. Moreover, additional common shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company in accordance with their terms. The Company may also issue common shares to finance future acquisitions. The Company cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares or other securities will have on the market price of its common shares. Issuances of a substantial number of additional common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the common shares. With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its revenue per share.

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

There is a limited market for resale of the Company's common shares.

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

The Company's Foreign Private Issuer status under U.S. Securities Laws.

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (the "SEC"). Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In order to maintain its status as a foreign private issuer, a majority of the Company's common shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its common shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer using the standard foreign form or as Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company is an emerging growth company and relies on exemptions from certain disclosure requirements which may make its common shares less attractive to investors.

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find its common shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

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

On June 15, 2018, the common shares of the Company were delisted from the TSXV and on June 18, 2018 the common shares of the Company commenced trading on the CSE under the symbol "CXXI". The Company registered its common shares in the United States and on May 6, 2019, its common shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol "CXXIF". On August 23, 2019 the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company commenced trading on the OTCQX Best Market.

The Company's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this annual report on Form 20-F. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Development

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has aggressively grown its business, completing five acquisitions in Nevada and Oregon in 2018 and 2019, and thereafter thoughtfully improved upon its Nevada operations and optimized its operations in Oregon.

As of January 31, 2022, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale) located in Oregon.

In the current phase of C21's strategic plan, the Company is focused primarily on improving and expanding its retail footprint in Nevada and is liquidating its Oregon assets. The Company may also entertain strategic opportunities in other jurisdictions, as such opportunities may arise.

The Company funded its acquisitions through private placement financings and convertible debentures.

Completed Acquisitions and Dispositions

Nevada

Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), which are Nevada limited liability companies. The acquisition was made effective January 1, 2019. Silver State operates indoor cannabis cultivation and processing in a licensed facility in Sparks, Nevada, and owns two retail licenses that operate cannabis dispensaries in Sparks and Fernley, Nevada. Silver State is the flagship operation of C21.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048, which included a secured promissory note to the vendor, Sonny Newman, for $30,000,000 (the "Newman Note").

Mr. Newman was subsequently engaged by the Company to act as its President and Chief Executive Officer.

Promissory Note to Sonny Newman

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

Effective November 19, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining balance of $15,200,000.  The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month; all other terms of the Newman Note remained the same. As at January 31, 2022, the outstanding balance of the Newman Note was $8,106,666, and is $4,560,000 as of the date of this Annual Report.

Silver State buildings

The Silver State Relief dispensary in Sparks, Nevada was the first dispensary in Nevada and opened in July 2015 selling medical cannabis.  In July 2017, the sale of recreational cannabis commenced, and in January 2019 a second dispensary location was opened in Fernley, Nevada.

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 158,000 square-foot building ("Stanford Way") located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 8.000 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 30,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"), servicing more than 15,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3,300,000, payable in cash. The option price for Fernley, extended on June 30, 2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

On November 19, 2020 the Company and the landlord agreed that the purchase options for the Greg Street and Fernley dispensaries would be extinguished.  The leases on each of the 3 properties were extended to December 31, 2027, with a 5-year renewal option.

Today there are 19 grow rooms at the Silver State cultivation and extraction facility producing approximately 8,200 pounds of flower and 3,400 pounds of trim. Most of this production is sold through the two Silver State dispensaries. Excess production is sold into the wholesale market.

Oregon

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

The Pure Green operations were temporarily shut down in March 2020 due to the COVID-19 pandemic. The operations were reopened under new third-party management pursuant to a management agreement dated June 1, 2020, whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

On January 7, 2021, the Company entered into the Oregon Agreement (as defined herein), pursuant to which, among other things, involved the sale of the Pure Green assets, and the assumption by the buyer of the lease at the Pure Green facility. Subsequent to the sale of the Pure Green assets, Pure Green was dissolved and is no longer in operation. See "Sale of Non-Core Oregon Assets" below.

Phantom Venture Group, LLC and Phantom Brands, LLC - Oregon, USA

On February 4, 2019, the Company completed its acquisition of 100% of the membership interests of Phantom (as defined below), which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom"). Phantom operates two outdoor cannabis cultivation facilities totaling 80,000 square feet in Southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon.

In consideration for 100% of the membership interests of Phantom, the Company paid total consideration of $10,539,260 as follows:

(i) cash deposits on closing of $3,200,000

(ii) a promissory note for $290,000;

(iii) issuance of 2,670,000 common shares of the Company valued at C$1.23/common share;

(iv) issuance of 1,700,000 share purchase warrants of C21, each warrant exercisable for one common share at a price of C$1.50 per common share; and,

(v) issuance of earnout shares of up to a maximum of 4,500,000 common shares of C21 (the "Phantom Earn-Out Shares"), to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21 or change of control of C21 at certain stock price valuation targets (50% of the Phantom Earn-Out Shares issuable upon change of control of the Company at a valuation of C$3.00 per C21 common share or more; 100% of the Phantom Earn-Out Shares issuable upon change of control of the Company at a valuation of at least C$5.00 per C21 common share).

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations. The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 common shares at a deemed price of $3.00 per common share. Subsequently, the Company and SDP agreed to modify the terms of the SDP agreement as well as modify the leases subject to Phantom Farms' operations.  On February 12, 2020, the parties agreed to the following modified terms: the Company purchased two Southern Oregon farms, constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon to 7% of the assessed value (a reduction of the Company's total forward lease obligations in Phantom Farms locations by $370,000 per year), and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company at a deemed issue price of C$0.804 per share.

On November 18, 2021, C21 entered into an agreement (the "Earn-Out Share Agreement") in connection with the Phantom Earn-Out Share entitlements of the Phantom vendors. Pursuant to the Earn-Out Share Agreement, individuals who were entitled to receive 4,500,000 Earn-Out Shares agreed to collectively receive 1,300,000 million common shares of C21 in exchange for their entitlement to receive the Phantom Earn-Out Shares (the "Settlement Transaction"). The Settlement Transaction closed on January 24, 2022.

On January 19, 2022, the Company entered in the Southern Oregon Agreement (as defined herein), pursuant to which, among other things, involved the sale of the two Phantom outdoor cannabis cultivation facilities in Southern Oregon. On April 28, 2022, the Company entered into the Central Oregon Agreement (as defined herein), pursuant to which, among other things, the Company sold three (3) Bend, Oregon cannabis licenses. The Company has remaining lease payment obligations in connection with the Phantom Tier I indoor cultivation facility, the processing facility and the wholesale distribution facility in Central Oregon until January 2024. Phantom is no longer in operation; however the Company has retained the Phantom Farms and Hood Oil brands. See "Sale of Non-Core Oregon Assets" below.

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

(v) 1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50 per common share;

(vi) 456,862 common shares issuable on November 24, 2020;

(vii) 2,450,000 common shares issuable on May 24, 2021. Upon the vendors' election, up to $5 million in cash to be received 24 months from the closing date if the average closing price of the Company's shares over the 15 trading days immediately preceding the payment date is less than C$3.75 per share. If the vendors elect to take cash, common shares issuable would be reduced to 783,333; and,

(viii) issuance of up to a maximum of 6,000,000 earn out common shares (the "Swell Earn-Out Shares"), to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the Swell Earn-Out Shares issuable upon change of control of C21 and 100% of the Swell Earn-Out Shares issuable upon change of control of C21 at a C21 valuation of at least C$5.00 per C21 common share.

The Company subsequently finalized an agreement with the former owners of Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, would be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement (vii above), including the Swell Vendors' option to receive $5,000,000 of such sum in cash, was satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share. The shares were issued into escrow December 27, 2019 and were released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter. Effective November 15, 2019, the parties executed an amendment with respect to the cash payment of $850,000, by which the maturity date was extended from November 15, 2019 to on or before July 1, 2020 with interest accruing from November 15, 2019 at 9.5%. Effective June 30, 2020, the parties executed a further amendment with respect to the cash payment of $850,000, by which the maturity date was extended from July 1, 2020 to on or before January 1, 2021, with all other terms to remain unchanged.

In April 2020 some equipment and inventory were moved to other locations, manufacturing of some products was taken over by our Bend location as part of the Oregon restructuring and day to day operations was stopped.  A third party commenced operating the Swell facility under a management agreement effective June 15, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

On January 7, 2021, the Company entered into the Oregon Agreement, which included, among other things, the sale of the Swell assets, the Dab Society brand, and the assumption by the buyer of the lease at the Swell facility. Subsequent to the sale of the Swell assets, Swell was dissolved and is no longer in operation. See "Sale of Non-Core Oregon Assets" below.

The contingent obligation of the Company to issue the Swell Earn-Out Shares as described above remains outstanding as of the date of this Annual Report.

Eco Firma Farms LLC - Oregon, USA

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC ("EFF"), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owned and operated a 22,000 square-foot cannabis production facility, and related assets, in Oregon. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of EFF. In consideration for 100% of the membership interests of EFF, the Company paid total consideration of $7,849,684.

The vendors of Eco Firma Farms LLC can also earn up to 6,500,000 common shares of C21, at a deemed issue price of $1.00 per common share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to EFF satisfies certain agreed upon amounts ("EFF Earn Out"). Management has determined that the EFF Earn Out has no value.

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

On May 10, 2019, the Company issued 3,983,886 common shares (the common shares were issued subject to escrow release in four consecutive monthly installments of 25% each commencing on September 14, 2019), at a deemed price of $0.825 per common share, to settle the $3,800,000 purchase price for the real property used in EFF's operations, in addition to assuming the $513,294 balance under the first mortgage for the property.

Cultivation activities at the EFF facility were temporarily shuttered in October 2019. The EFF facility was under third-party management pursuant to a management agreement dated June 15, 2020, whereby the management company has assumed all costs at the facility including real property taxes and costs. On March 8, 2022 the Company terminated the management agreement, with the intention of placing the EFF facility up for sale. EFF is no longer in operation.

Debenture Backstop

The Company secured an equity commitment from three investment managers and Sonny Newman, to guarantee the repayment of all 10% of the Company's convertible debentures which remain outstanding at maturity on December 31, 2020 and January 30, 2021, respectively.  In consideration for the equity guarantee, three investment managers, Wasatch Global Investors, JW Asset Management and CB1 Capital Management, and Sonny Newman, would receive 6.2 million warrants to purchase common shares in the Company at C$1.00 per common share for a period of three years.

Sale of Non-Core Oregon Assets

On January 7, 2021, the Company announced entering into a definitive agreement (the "Oregon Agreement") for the sale of select non-core assets in Oregon, currently under third-party management agreements for $1.3 million. These assets included the Company's Portland licenses and BHO processing equipment and the Dab Society brand, including an assumption by the buyer of the respective leases at the Swell and the Pure Green facilities. The parties received Oregon Liquor Control Commission ("OLCC") approval to the transfer of the licenses and effective April 23, 2021, the funds were received and the sale was closed.

On January 19, 2022, the Company announced entering into a definitive agreement (the "Southern Oregon Agreement") for the sale of select assets, including its real property located in Southern Oregon and associated outdoor production licenses and equipment, for $2.0 million. The Company has received a $100,000 cash down payment with an additional $400,000 to be paid upon the buyer's receipt of the OLCC approval of the license transfer and closing. The Company will receive interest-only monthly installments starting in July 2022 at an annual interest rate of 8%, including annual principal payments of $100,000, on a $1.5 million secured promissory note maturing on the fifth (5th) anniversary of the agreement.

On April 28, 2022, the Company entering into a definitive agreement (the "Central Oregon Agreement") for the sale of select assets, including its indoor production license, wholesale license and processing license located in Bend, Oregon, and certain nominal equipment, for $87,500. The Company has received full payment under the Central Oregon Agreement and the licenses are in the process of being transferred.

Strategic Initiatives

The Company's strategic initiatives over the next 12 months include extending our Nevada retail footprint where we have a proven track record of success, continuing our disciplined approach to growth and financing, and internally producing product to expand our Nevada retail footprint. The Nevada cultivation expansion was completed at a total cost of $3.0 million dollars. The total completed expansion more than doubled the Company's annual production capacity to 8,200 pounds of high-quality flower.

B. Business Overview

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Oregon, including production, processing and wholesale, and Nevada, spanning the entire cannabis supply chain.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, healthcare, and venture capital. The Company's management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Cultivation and Processing

Through Silver State Cultivation in Nevada, the Company operates indoor cultivation and processing out of a 104,000 square foot facility with 37,000 square feet utilized for cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State produces approximately 8,200 pounds of flower and 3,400 pounds of trim annually which is mainly sold within the Company's Silver State Relief dispensaries. The Company has expanded Silver State's extraction capacity to support branded CPG expansion in both captive retail and wholesale channels. Hood Oil cartridges were released to the Nevada market in June 2019. Phantom Farms pre-rolls, new Phantom flower strains and Phantom Farms CBD products were released at Silver State Relief dispensaries in January 2021. Together with the Silver State branded products, these in-house brands make up over 60% of sales in the dispensaries.

Nevada wholesale sales amounted to $0.6 million in sales during the year ended January 31, 2022 ($0.6 million in 2021).  Silver State had total sales of $33.0 million during the year ended January 31, 2022 as compared to $33.5 million in the prior year.

Retail

Through Silver State in Nevada, the Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing a total of more than 540,000 recreational and medical cannabis customers during the year ending January 31, 2022, with over 700 SKUs in each store and averaging more than $60.00 per transaction.

Consistent quality, market-leading pricing, and superior customer service translate to industry-leading sales per square foot ($2,684/sq. ft. in Q4). Likewise, because of its substantial purchasing leverage, Silver State consistently offers customers among the lowest prices within the state. The Sparks dispensary captured 16% of Washoe County, Nevada sales during the year ending January 31, 2022, and sales from Silver State represented 3.4% of the entire Nevada market, with more than 1,400 customer transactions per day.

Branding and Marketing

The Company utilizes consistent branding and messaging across its retail and wholesale channels under Phantom Farms, Hood Oil, and Silver State Relief.  The Company currently sells over 700 distinct SKUs, including the following product categories: CO2 vaporizer pens, live resin vaporizer pens, distillate vaporizer pens, live resin extract, cured resin extract, bulk flower, packaged flower, pre-rolls, CBD cured resin vaporizer pens, CBD CO2 vaporizer pens, and CBD cured resin extracts.

Banking and Processing

In Nevada, the Company deposits funds from its operations into its credit union accounts held Greater Nevada Credit Union (Nevada) and at Partner Colorado Credit Union through Safe Harbor Private Banking services (Colorado).  The Company is fully transparent with its credit union partners regarding the nature of its business.

Product Selection and Offerings

Product selection decisions are currently made by the Company's buyers, who negotiate with potential vendors across all product categories including packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls. The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company's branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Oregon and Nevada.  The Company's retail locations in Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products, including vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

Product Pricing

The Company's wholesale and retail pricing strategies are regularly adjusted in accordance with individual market dynamics. Generally speaking, when pricing adjustments are made within a given market, such adjustments are applied, and held consistent, across all business lines and channel partners.

The state of Oregon does not regulate pricing and licensed dispensing organizations within the state may set their own prices for cannabis and cannabis products.  However, products sold at dispensaries in Oregon are subject to a 17% state sales tax and a 3% local sales tax applicable in most local jurisdictions (cities and counties).

The state of Nevada also does not regulate pricing and licensed dispensing organizations within the state may also set their own prices for cannabis and cannabis products. However, products sold at dispensaries in Nevada are subject to a 10% cannabis excise and sales tax.

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

Research and Development

Through its research and development activities, the Company expects to create proprietary genetics, processes, technologies, and products from its existing Nevada operations, as well as from future expansion in new markets. The Company may license these genetics, processes, technologies, and products as part of its future business. The Company may also seek appropriate federal patent, trademark, copyright, and other customary intellectual property protections when the same become available and/or are appropriate.

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

Employees

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

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement, especially during the ongoing COVID-19 pandemic. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control ("CDC") and all orders from relevant provincial, state and local jurisdictions and authorities.

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

Government Regulations

Please see Item 5.D. "United States Regulatory Environment", for a discussion of the material effects of government regulations on the Company's business.

In addition, the Company owns four (4) website domains including: www.cxxi.ca, www.phantom-farms.com, www.silverstaterelief.com and c21supply.co, along with numerous social media accounts across all major platforms.

C. Organizational Structure

The Company conducts its business through its fourteen (14) subsidiaries in the United States:

Country of Name of Subsidiary	Percentage Incorporation	Functional Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

The following organization chart of the Company sets out the primary subsidiaries of the Company. Unless otherwise noted, all lines represent 100% ownership of outstanding securities of the applicable subsidiary.

D. Property, Plants and Equipment

Our executive offices are located at 19th Floor, 885 West Georgia Street, Vancouver, BC, V6C 3H4.

Our Canby, Oregon production facility is located at 24700 S Mulino Road, Canby, OR 97013.  This facility is a total of 22,000 square feet, but there is no current production activity.  The Canby property is owned by the Company and the Company intends to list the real estate and production license for sale.

Our Bend, Oregon indoor production facility is located at 63353 Nels Anderson Road, Bend, Oregon, 97701. This facility includes 7,700 square feet for cultivation of cannabis; however, the facility is no longer operational, and the associated license is included for sale in the Central Oregon Agreement.

Our Bend, Oregon distribution facility is located at 20727 High Desert Court, Suite 5, Bend, Oregon, 97701. Our Bend, Oregon processing facility is located at 20727 High Desert Court, Suite 4, Bend, Oregon, 97701.  These facilities include a total of 5,600 square feet for wholesale distribution and processing of cannabis; however, the facility is no longer operational, and the associated license is included for sale in the Central Oregon Agreement.

Our Southern Oregon outdoor cannabis production facilities are located at 4962 and 4964 Butte Falls Highway, Eagle Point, Oregon, 97524.  The associated real estate is approximately 60 acres, and the facilities include a total of 80,000 square feet of production capacity; however, the facilities are currently under third-party management, and the real estate and production licenses are included in the Southern Oregon Agreement, which will close upon receipt of OLCC approval of the subject license transfers.

Our Sparks, Nevada production and processing facility is located at 250 S Stanford Way, Sparks, NV 89431. This facility is a total of 104,000 square feet, with 37,000 square feet utilized for cultivation of cannabis flower, and 1,200 square feet utilized for extraction and processing of cannabis products.

Our Sparks, Nevada dispensary is located at 175 E Greg Street, Sparks, NV 89431.  This retail building is 8,000 square feet and services more than 30,000 customers per month, primarily selling the Company's cannabis flower and products and third-party cannabis products.

Our Fernley, Nevada dispensary is located at 1301 Financial Way, Fernley, NV 89408.  This retail building is 6,000 square feet, primarily selling the Company's cannabis flower and products and third-party cannabis products.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The Company previously presented its financial statements in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). Beginning for the fiscal year ended January 31, 2022, the Company changed the accounting principles governing the presentation of its consolidated financial statements to the U.S. generally accepted accounting principles ("U.S. GAAP").

Financial statements included in this Annual Report for the fiscal years ended January 31, 2022 and January 31, 2021 were prepared in conformity with U.S. GAAP. In addition, financial statements included in this Annual Report for the fiscal years ended January 31, 2021 and January 31, 2020 were prepared in conformity with IFRS.

Financial Information for FY 2022 and FY 2021 in accordance with U.S. GAAP

The following table presents selected financial information for the three and twelve months ended January 31, 2022 and January 31, 2021.

PROFIT AND LOSS	3 months ended January 31,		12 months ended January 31,
	2022	2021	2022	2021

Revenue	$7,654,566	$8,811,046	$32,982,976	$33,466,063
Inventory expensed to cost of sales	3,687,256	3,720,752	14,172,991	15,418,717
Gross profit	3,967,310	5,090,294	18,809,985	18,047,346
	51.8%	57.8%	57.0%	53.9%
Expenses
General and administration	1,681,043	1,709,814	6,733,113	6,303,700
Sales, marketing, and promotion	23,611	27,737	83,770	138,547
Operating lease cost	147,844	142,849	591,376
Depreciation and amortization	319,445	318,863	1,280,446	1,321,686
Share based compensation	44,902	97,327	366,469	494,435
Total expenses	2,216,845	2,296,590	9,055,174	8,807,399

Income from operations	1,750,465	2,793,704	9,754,811	9,239,947
Other items
Interest expense	(206,116)	(2,572,905)	(1,077,068)	(3,931,570)
Accretion expense	-	(263,698)	(230,462)	(1,220,896)
Other Income (loss)	(29,268)	(5,315)	108,470	35,275
Change in fair value of derivative liabilities	315,943	(6,047,489)	8,576,290	(5,756,195)

Income (loss) before undernoted	1,831,024	(6,095,703)	17,132,041	(1,633,439)
Net income (loss) from discontinued operations	(1,914,577)	170,228	(2,242,644)	(3,228,056)
Provision for income taxes	(948,152)	(1,388,709)	(3,973,246)	(2,968,133)
Net income (loss)	$(1,031,705)	(7,314,184)	10,916,151	(7,829,628)

Cumulative translation adjustment	87,439	(122,547)	(766,841)	(613,609)
Income (loss) and comprehensive income (loss) for the period	(944,266)	(7,436,731)	10,149,310	(8,443,237)

The Company has prepared its financial statements in accordance with the U.S. GAAP as of January 31, 2022.  All the current and comparative figures are in U.S. GAAP.

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations.  Financial Year ("FY") 2022 revenues decreased versus FY 2021 by 1.4% to $33.0 million.  For the fourth quarter ("Q4") 2022, revenue decreased versus Q4 2021 by 13% to $7.7 million consistent with industry trends since the easing of pandemic restrictions.  This trend is consistent with the Nevada industry figures.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  With the expansion of our cultivation facility our cost of production has started to come down due to economies of scale.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" rose in FY 2022 versus FY 2021 from 54% to 57%, mainly due to strong demand in the first half of FY 2022.  The Q4 FY 2022 gross profit fell versus Q4 2021 from 58% to 52% due to the current market weakness.

"Income from operations" for FY 2022 increased to $9.8 million, up 6% versus FY 2021 of $9.2 million.  Q4 2022 was $1.8 million versus 2.8 million in Q4 2021.

Expenses for FY 2022 and FY 2021 in U.S. GAAP

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  FY 2022 costs increased by $429,412 as compared to FY 2021 due to $229,069 of one-time professional fees in Q3 2022 which were incurred and written off. These expenses have fallen $28,771 in Q4 2022 versus Q4 2021.

"Operating lease cost" is the cost of our leases not included in cost of sales and was $591,376 in FY 2022 versus $549,031 in FY 2021, and $147,844 in Q4 2022 versus $142,849 in Q4 2021.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in FY2022 was $1.28 million versus $1.32 million in FY 2021.  In Q4 2022, depreciation and amortization was $319,445 versus 318,863 in Q4 2021.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers and directors.

Other Items in FY 2022 and FY 2021 in U.S. GAAP

"Interest expense" in FY 2022 was $1.1 million versus $4.0 million in FY 2021. In Q4 2022, interest expense was $206,116 versus $2.6 million in Q4 2021.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice-versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period, will result in a reduction in net income and vice-versa.  In Q4 2022, the Company closed the Settlement Transaction by the issuance of 1.3 million Phantom Earn-Out Shares.  The Swell Earn-Out Share obligation currently remains outstanding.  This also includes smaller amounts related to the derivative value of convertible and promissory notes.

"Net income (loss) from discontinued operations" the Company has classified all figures pertaining to its Oregon operations to 'discontinued operations' as of the issuance of the financial statements for the year ended January 31, 2022.  The revenues and expenses pertaining to the Oregon operations are now all shown here.  This treatment has been applied to all the current and comparative figures above.  The effect of this is to lower our revenues and increase our gross profit, income from operations, and Net income.  Discontinued operations had loss of $2.2 million in FY 2022 versus a loss of $3.2 million in FY 2021. There was a loss of $1.9 million in Q4 2022 versus income of $170,228 in Q4 2021.  The loss in Q4 2022 includes write-downs of inventory being liquidated upon the closing of Oregon operations.

"Provision for income taxes" for FY 2022 of $4.0 million is up compared to the previous year due to increased taxable income.  FY 2021 of $3.0 million.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in U.S. GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

ADJUSTED EBITDA
	Three months ended January 31		Twelve months ended January 31
	2022	2021	2022	2021
Net Income (loss)	$(1,031,705)	$(7,314,184)	$10,916,151	$(7,829,628)

Interest expenses, net	206,116	2,836,603	1,307,530	5,152,466
Provision for income taxes	948,152	1,388,709	3,973,246	2,968,133
Depreciation and amortization	319,445	318,863	1,280,446	1,321,686
Depreciation and interest in cost of sales	203,093	194,655	812,368	732,060
EBITDA	$645,101	$(2,575,354)	$18,289,741	$2,344,717
Change in fair value of derivative liabilities	(315,943)	6,047,489	(8,576,290)	5,756,195
Share based compensation	44,902	97,327	366,469	494,435
Loss from discontinued operations	1,914,577	(170,228)	2,242,644	3,228,056
One-time Special project costs	-	-	229,069	-
Other gain/loss	29,268	5,315	(108,470)	(35,275)
Adjusted EBITDA	$2,317,905	$3,404,549	$12,443,163	$11,788,128

Non-U.S. GAAP Measures for FY 2022 and FY 2021

"Adjusted EBITDA" is supplemental, non-U.S. GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with U.S. GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with U.S. GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match current presentation.

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1, and incorporated by reference herein.

SUMMARY OF QUARTERLY RESULTS
	31-Jan-22	31-Oct-21	31-Jul-21	30-Apr-21
Total assets	$61,853,474	$64,315,094	65,317,561	66,261,274
Working capital (deficiency)	$(4,444,076)	$(5,133,865)	(4,632,617)	(4,014,559)
Shareholders' equity (deficiency)	$34,983,192	$35,204,614	32,321,225	28,043,749
Revenue	$7,654,566	$7,938,188	$8,592,872	$8,797,350
Net income (loss)	$(944,266)	2,815,995	$3,947,598	$4,329,983
Net income (loss) per share	(0.01)	0.02	0.03	0.04
	31-Jan-21	31-Oct-20	31-Jul-20	30-Apr-20
Total assets	$66,819,464	59,614,191	59,517,840	58,005,137
Working capital (deficiency)	$(3,914,024)	(26,298,511)	(30,181,880)	(30,560,884)
Shareholders' equity (deficiency)	$23,256,148	16,384,432	13,776,062	13,890,707
Revenue	$8,811,046	8,994,301	8,547,532	7,113,184
Net income (loss)	$(7,436,731)	1,511,568	(141,696)	(2,376,378)
Net income (loss) per share	(0.08)	0.02	(0.00)	(0.02)

Year ended January 31, 2022 compared to January 31 2021 in U.S. GAAP- Additional Metrics

Total assets decreased slightly during FY 2022. There was a small increase in fixed assets from the $2.6 million capital project in cultivation grow rooms in Nevada, an increase in inventory resulting from the expansion, and a decrease in cash.

Working capital deficiency fell slightly to $4.4 million during FY 2022, and operations cash flow was offset by debt and interest payments. There was $2.6 million of cash spent on the capital project.

Shareholders equity improved from $23.3 million to $35.0 million during FY 2022.  Income added $10.9 million, common stock added $1.6 million.

Revenue and Net income discussed above in Item 5.A. "Operating Results".

Financial Information for FY 2021 and FY 2020 in accordance IFRS

The following table presents selected financial information for the three and twelve months ended January 31, 2021 and January 31, 2020.

PROFIT AND LOSS	3 months ended January 31,		12 months ended January 31,
	2021	2020	2021	2020
Revenue	$9,145,984	$9,512,225	$36,127,286	$37,705,095
Inventory expensed to cost of sales	4,229,415	9,728,867	19,052,681	25,810,389
Net FV adjustments	(606,964)	(3,196,864)	(1,577,550)	(1,243,340)

Gross profit	5,523,533	2,980,222	18,652,155	13,138,046

Expenses
General and administration	1,908,957	1,871,076	6,971,742	9,300,447
Sales, marketing, and promotion	38,977	110,547	166,479	1,120,929
Depreciation and amortization	458,285	512,115	2,112,264	3,405,116
Share based compensation	97,327	153,184	494,435	492,631
Inventory impairment	-	-	1,384,922	-
Total expenses	2,503,546	2,646,922	11,129,842	14,319,123

Income (loss) from operations	3,019,987	333,300	7,522,313	(1,181,107)

Other items
Interest expense	(2,641,215)	(1,709,136)	(4,132,171)	(3,866,420)
Accretion expense	(64,842)	606,378	(355,952)	(434,331)
Acquisition reorganisation cost	-	-	(1,204,740)	-
Other Income (loss)	18,894	140,364	279,299	(87,795)
Impairment of goodwill/intangibles & capital assets	-	(23,911,485)	(116,881)	(28,051,007)
Change in fair value of derivative liabilities	(5,996,641)	4,807,705	(5,731,839)	4,779,693
Income (loss) before income taxes	(5,663,817)	(19,732,874)	(3,739,971)	(28,840,937)
Current income tax expense	(917,823)	(1,574,959)	(2,366,046)	(3,714,666)
Net income (loss)	$(6,581,640)	(21,307,833)	(6,106,017)	(32,555,603)
Other comprehensive income
Cumulative translation adjustment	34,117	(506,070)	(405,332)	(684,336)
Income (loss) and comprehensive income (loss) for the period	(6,547,523)	(21,813,903)	(6,511,349)	(33,239,939)

The Company prepared its financial statements in accordance with the IFRS as of January 31, 2021.  All the comparative figures above are in IFRS.

"Revenue" for the fourth quarter ("Q4") of 2021 decreased versus Q4 of 2020 due to a 74% fall in revenues from the restructuring of the Oregon operations. Nevada dispensary revenues in Q4 of 2021 rose 9% year-over-year but fell 1% sequentially from record sales in Q3 of 2021 (after adjusting for number of business days in each quarter).

"Gross profit" rose in FY 2021 mainly due to improvements in Oregon operations and a one-time non-cash charge made in the prior year related to the FV of inventory acquired in the Silver State acquisition, which closed on January 1, 2019.

Oregon sales in FY 2021 amounted to $2.66 million, and were down from FY 2020 for a total of $5.50 million. The Oregon FY 2021 gross profit was $718k versus FY 2020 gross profit (loss) of ($1.01 million).

Expenses for FY 2021 and FY 2020 in IFRS

The expenses in "General and administration" and "Sales, marketing and promotion" are further broken down individually, and by quarter., in the table below. These expenses dropped significantly through the restructure and reorganization of Oregon and corporate operations from Q2 2020 to Q4 2021. The largest savings can be seen in salaries and wages, sales marketing and promotion, and travel and entertainment.

From Q2 2020 to Q4 2021, total selling, general and administration costs decreased from a peak of $3,363,000 in Q2 2020 to a low of $1,624,000 in Q2 2021. The savings are a result of consolidating our Oregon operations and streamlining corporate overhead.

Selling, general & administration
000' s	Q4 2021	Q3	Q2	Q1	Q4 2020	Q3	Q2	Q1
Salaries and wages	$721	$899	$635	$792	$1,006	$1,025	$1,390	$1,281
Accounting/legal/consulting	242	328	156	418	410	150	579	381
Travel and entertainment	18	20	27	37	71	70	171	118
License fees, taxes and insurance	628	331	560	329	428	452	496	385
Office facilities, administrative	119	50	128	120	56	127	197	171
Sales, marketing and promotion	39	22	31	75	111	213	429	368
Other	181	75	85	71	84	175	101	160
	$1,948	$1,725	$1,624	$1,841	$2,166	$2,212	$3,363	$2,865

Some figures were reclassified to reflect current presentation. The total costs were unchanged.

"Depreciation and amortization" include provisions for fixed assets, intangibles and amortization of right-of-use assets (leases of buildings, warehouses and offices). The total depreciation and amortization during FY 2021 was $3.37 million , of which $2.11 million was included in expenses, with the remainder of $1.26 million included in inventory and therefore is included as part of "Inventory expensed to cost of sales" in table contained under the "Financial Review of Fiscal Year-End 2022" above. "Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers and directors.

"Inventory impairment" is a non-cash item and reflects the write-down of Swell inventories.

Other Items in FY 2021 and FY 2020 in IFRS

"Interest expense" results from the charges on debt instruments, and in Q4 of FY 2021, also included the cost of the warrants paid to the debenture guarantors in November 2020, which was $2.1 million on the 6.2 million warrants, which vested on maturity of the convertible debentures on December 31, 2020 and January 30, 2021. The Company also reversed an accrual of interest expense of $710,954.

"Acquisition reorganization costs" is a charge for the February 19, 2020 restructuring of the Phantom Farms/SDP purchase agreement of $1.2 million.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company. These earn out shares are revalued using a Monte Carlo simulation. The fair value of this liability will increase with an increase in the stock price of the Company and vice-versa. The change in fair value must be recorded through the Company's profit or loss statement. As a result, a share price increase period-over-period, will result in a reduction in net income. Therefore, the increase in the share price during Q4 of FY 2021 from C$0.78 to C$1.60 resulted in a charge in Q4 of FY 2021  to the income statement of $5.99 million.

"Current income taxes" for FY 2021 includes a recovery of an over accrual from FY 2020 of $0.56 million.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in IFRS when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

ADJUSTED EBITDA
	Three months ended January 31		Twelve months ended January 31
	2021	2020	2021	2020
Income (loss) from operations	$3,019,987	$333,300	$7,522,313	$(1,181,107)

Net impact, fair value on biological assets	(606,964)	803,136	(1,577,550)	2,756,660
Depreciation and amortization	458,285	512,115	2,112,264	3,405,116
Share based compensation	97,327	153,184	494,435	492,631
Inventory impairment	-	-	1,384,922	-
Lease interest included in interest exp	(78,155)	(25,534)	(157,201)	(102,133)
Adjusted EBITDA	$2,890,480	$1,776,201	$9,779,183	$5,371,167

YE January 31, 2021 compared to YE January 31, 2020 - Additional Metrics

Total assets increased from $59.3 million to $68.8 million during FY 2021. There was an increase in net cash of $3.1 million.  Right of Use assets increased from $3.3 million to $9.3 million due to the renegotiation of certain leases including extending the term.

Working capital deficiency fell from $30.9 million to $3.9 million during FY 2021.  We termed out a maturing promissory note of 30 months which resulted in an improvement of $9.7 million.  We entered into a debenture backstop agreement with investors which resulted in the conversion to common shares of almost all the maturing convertible debentures (debt reduced by $6.6 million).  The debenture backstop agreement may have resulted in an increase of share price, causing investors to exercise warrant debentures which resulted in the realization of $5.5 million in cash.

Shareholders equity improved from $13.6 million to $23.3 million during FY 2021. The net loss of $7.9 million, offset by common stock, added $18.1 million mainly from the conversion of debentures to common shares.

Revenue and Net income discussed above in Item 5.A. "Operating Results".

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

The Company's consolidated financial statements for year ended January 31, 2022 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At January 31, 2022, the Company had cash of $3,067,983, a working capital deficit of $4,444,076, and an accumulated deficit of $68,510,333. However, for the year ended January 31, 2022, the Company generated net income and positive cash flows from operations.

Management has taken several actions to ensure that the Company will continue as a going concern through January 31, 2023, including selling its assets and closing its operations in Oregon, reducing headcount and reducing discretionary expenditures. The Company is in the process of seeking additional financing in the form of debt and expects to consolidate current debt on its balance sheet for more favorable terms. Management believes that these actions will enable the Company to continue as a going concern through August 15, 2023. However, there is no assurance that the Company will be able to secure financing on acceptable terms or at all to cover its current obligations.

Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of January 31, 2022:

2022
	Operating Subsidiaries	Non-Controlling Investments	Total
Current Assets	$9,301,856	$-	$9,301,856
Non-current Assets	51,516,301	-	51,516,301
Total Assets	$60,818,157	$-	$60,818,157
Current Liabilities	$14,514,776	$-	$14,514,776
Non-Current liabilities	12,086,460	-	12,086,460
Total Liabilities	$26,601,236	$-	$26,601,236

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of January 31, 2022:

  Inventory: 100%

  Property plant & equipment: 100%

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

The Company manages its capital structure and makes adjustments to it in light of economic conditions and financial needs. The Company, upon approval from its Board, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

The Company works with its capital advisors, Needham & Company, LLC. based in New York, and CB1 Capital Advisors, LLC ("CB1"), organized in Delaware and based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

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

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1, and incorporated by reference herein.

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

D. Trend Information

United States Industry Background and Trends

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to an April 2021 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with only 8% saying cannabis should not be legal in any form.  In that survey, 91% of U.S. adults support legalizing cannabis either for medical and recreational use (60%) or medical use only (31%). These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 36 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the CSA.

Currently the Company only operates in the states of Oregon and Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

United States Regulatory Environment

U.S Federal Regulatory Environment

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the DEA considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while some studies show cannabis is less harmful than alcohol, alcohol is not classified under the CSA.

Thirty-six (36) states and the District of Columbia, have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and FinCEN guidance in 2014.

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

  preventing the distribution of marijuana to minors;

  preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

  preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

  preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

  preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

  preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

  preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and,

  preventing marijuana possession or use on federal property.

In January 2018, the then United States Attorney General, Jeff Sessions, by way of issuance of a new U.S. Department of Justice Memorandum (the "Sessions Memo"), rescinded the Cole Memo and thereby created a vacuum of guidance for U.S. enforcement agencies and the DOJ.  Rather than establish national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under State law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Former United States Attorney General Sessions resigned on November 7, 2018 and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. Merrick Garland, President Biden's nominee to succeed Mr. Barr, was sworn in as the current United States Attorney General on March 11, 2021. During his campaign, President Biden stated a policy goal to decriminalize possession of cannabis at the federal level, but he has not publicly supported the full legalization of cannabis. In response to questions posed by Senator Cory Booker, Merrick Garland stated during February 2021 congressional testimony that he would reinstitute a version of the Cole Memo. He reiterated the statement that the Justice Department under his leadership would not pursue cases against Americans "complying with the laws in states that have legalized and are effectively regulating marijuana", in written responses to the Senate Judiciary Committee provided around March 1. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland, will re-adopt the Cole Memo or announce a substantive marijuana enforcement policy. Justice Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the Bank Secrecy Act. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The "FinCEN Guidance" also clarifies how financial institutions can provide services to marijuana-related businesses consistent with the Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk.

The customer due diligence steps include:

  verifying with the appropriate state authorities whether the business is duly licensed and registered;

  reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

  requesting from state licensing and enforcement authorities available information about the business and related parties;

  developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);

  ongoing monitoring of publicly available sources for adverse information about the business and related parties;

  ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

  refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming "cash-only" businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to legitimize cannabis banking, in practice its guidance has not made banks much more willing to provide services to cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Recently, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

The few credit unions who have agreed to work with cannabis businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the need of their other customers.  Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memo, however, the FinCEN Guidance from 2014 has not been rescinded.

The U.S. Treasury Department has publicly stated they were not informed of the then Attorney General Jeff Sessions' desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN Guidance for financial institutions.  The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.  The newly appointed Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

Because the DOJ memorandums serve as discretionary agency guidance and do not constitute a force of law, cannabis related businesses have worked to continually renew the Rohrabacher-Blumenauer Amendment (originally the Rohrabacher-Farr Amendment) that has been included in federal annual spending bills since 2014. This amendment restricts the DOJ from using federals funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625 - a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding.

An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Code are being applied by the IRS to businesses operating in the medical and adult use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

Another aspect of federal law is that it provides that cannabis and cannabis products may not be transported across state lines in the United States. As a result, all cannabis consumed in a state must be grown and produced in that same state. This dynamic could make it more difficult for the Company, in the short term, to maintain a balance between supply and demand. If excess cultivation and production capacity is created in any given state and this is not matched by increased demand in that state, then this could exert downward pressure on the retail price for the products the Company sells. If too many retail licenses are offered by state authorities in any given state, then this could result in increased competition and exert downward pressure on the retail price for the products the Company sells. On the other hand, if cultivation and production in a state fails to match growing demand then, in the short term, there could be insufficient supply of product in a state to meet demand and while the Company may be able to raise its prices there could be inadequate product availability in the short term, causing the Company's revenue in that state to fall.

Progressive federal legislation has been both introduced in the U.S. House of Representatives and received positive votes in recent years. On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. On April 19, 2021, the House again passed the SAFE Banking Act. On July 14, 2022, the U.S. House of Representatives voted to include the SAFE Act in the fiscal year 2023 defense budget bill (the 2023 National Defense Authorization Act - "NDAA"), but it is unclear how the U.S. Senate will vote or whether the U.S. Senate will strip the SAFE Act from the NDAA, as it has done in the past.  While Congress may consider legislation in the future that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation will ever be passed.

Further, the Marijuana Opportunity Reinvestment and Expungement Act, also known as the "MORE Act", is a proposal to legalize cannabis and expunge prior cannabis related convictions. On November 20th, 2019 the MORE Act was passed by the House Judiciary Committee, and although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

The Joseph R. Biden Administration and balance of power in U.S. Congress may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to control a majority by a single vote.  As of this writing, both the SAFE Banking and MORE Acts have yet to receive action in the U.S. Senate, however, in late 2020, incoming Senate Majority Leader Charles Schumer made comments on multipole occasions suggesting that passage of these bills and potential additional favorable federal legislation are on his agenda.  The Company continues to monitor U.S. federal law and the law in all jurisdictions where it is active, with respect to (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law.

On July 21, 2022, U.S. Senate Majority Leader Chuck Schumer (D-NY), Senate Finance Committee Chairman Ron Wyden (D-OR) and Sen. Cory Booker (D-NJ) formally filed the Cannabis Administration and Opportunity Act ("CAOA"), a much-anticipated bill to federally legalize marijuana and promote social equity.  On July 22, 2022, Assistant Democratic Leader Patty Murray (D-WA) and Sen. Gary Peters (D-MI) signed onto the CAOA.  The CAOA would legalize cannabis nationwide, ending federal prohibition and expunging records of some cannabis offenders, and it also lays out a framework to establish a federal cannabis tax and FDA regulations for cannabis products.  It is unclear if the bill has any chance of passing the U.S. Senate during the 2022 legislative session (i.e., the 117th Congress).  Regardless, the Company will monitor the CAOA bill, and its progress.

The following sections describe the legal and regulatory landscape in Oregon and Nevada, states in which the Company operates. The Company believes that its operations are in full compliance with all applicable state laws, regulations and licensing requirements. Nonetheless, for the reasons described above and the risks further described under the heading "Risk Factors" herein, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained under the heading "Risk Factors" herein.

Oregon Regulatory Environment

Oregon Summary

Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited, non-commercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that included chronic pain. In 2013, the legislature passed, and the governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana dispensaries. However, the original regulations created by the Oregon Health Authority ("OHA") after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and manufacturers within the unregulated patient/caregiver system.

On June 30, 2015, Oregon Governor Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a registration process for processors. In November of 2014, Oregon voters passed Measure 91, "Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act", creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed marijuana businesses.

The OHA registers and regulates medical marijuana businesses and OLCC licenses and regulates adult-use marijuana businesses. There are six (6) distinct types of license types available for medical and adult-use businesses: Producer (cultivation), Processing (manufacturing), Wholesale, Retail, Laboratory (testing), and Research. Vertical integration between cultivation, processing, and retail is permissible, but not required, for both medical and adult-use.

The law does not impose a limit on the number of licenses. Local governments may enact local ordinances and rules to place reasonable zoning and time, place and manner restrictions, including restrictions on the number of both medical and adult-use marijuana businesses, on licensees within their jurisdiction. Further, House Bill 3400 also allowed for a "local option," to permit local city councils and county commissions to pass an ordinance prohibiting adult-use marijuana businesses if a subject jurisdiction voted against Measure 91 by greater than fifty-five percent (55%), and if after December 2015, such ordinance were then referred to the voters in the next general election. Approximately 80 Oregon cities and 16 counties prohibit adult-use marijuana businesses. Subsequent bills passed during the 2016 legislative session removed the two-year residency requirement that existed within House Bill 3400.

Governor Kate Brown's Executive Order 19-09 was issued October 3, 2019, to address the vaping public health crisis and alleged vaping-associated lung injury. As directed by the Governor, OHA adopted a rule banning the sale of flavored vaping products, but the Oregon Court of Appeals stayed enforcement of the rule.  Due to the court ruling, on January 16, 2020, the Oregon Health Authority suspended the temporary rule banning sales of flavored vaping products.

On April 4, 2022, the Governor signed into law House Bill 4016 ("HB 4016") establishing a licensing moratorium on all marijuana license types except laboratories. The HB 4016 moratorium applies only to marijuana licenses and does not affect worker permits, research certificates, or hemp certificates. The moratorium is in effect from January 1, 2022, through March 31, 2024.

Oregon Regulatory Framework

Oregon Revised Statutes Chapter 475 B (Cannabis Regulation) provides the regulatory framework for both the recreational and medical cannabis industries in Oregon. The OLCC implementation of the recreational cannabis statutes are found in Oregon Administrative Rules Chapter 845, Division 25. The Oregon Medical Marijuana Program ("OMMP") implementation of the medical cannabis statutes are found in Oregon Administrative Rules Chapter 333, Division 8. Chapter 333, Division 7 provides the packaging, labelling and dosage limits for both programs, and Chapter 333, Division 64 governs the accreditation of laboratories for testing.

Both the OLCC and the OMMP rules include licensing requirements and materials, as well as criteria for approval or denial of license applications.

Oregon Licensing Requirements

Licenses issued by OLCC may be renewed annually so long as the licensee meets the requirements of the law and pays the renewal fee. There is no maximum number of licenses per owner, except for cultivation licenses located at the same address.

Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Oregon Secretary of State to do business in Oregon; (ii) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan; (iii) they have the documented ability to secure the premises, as well as resources and personnel necessary to operate the license; (iv) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" Cannabis Tracking System ("CTS") software, to prevent diversion or unlawful access to these materials; (v) all applicants, owners and those with the requisite control have passed background screening, inclusive of fingerprinting; and (vi) they comply with all local ordinances, including local land use and planning in the development of the licensed site.

Oregon Security Requirements

A licensee must always maintain a fully operational alarm and video monitoring system. Commercial grade, non-residential door locks and steel doors are required on every external door. The alarm system must detect unauthorized entry into the licensed premises. The 24-hour video surveillance system must record at a high-resolution format approved by the OLCC and have camera coverage which covers all areas of the facility without any blackout areas, including camera coverage requirements for ingress and egress. Video footage must be backed-up for a minimum of 90 days and be available upon request. Additionally, the camera system must have the ability to print still photos.

Oregon Transportation and Storage Requirements

Recreational and medicinal cannabis and cannabis products must be stored in a secured, locked room or vault. Vaults that are large enough to allow a person to walk in must have cameras inside so that there is no blind spot. Smaller safes must be bolted to the floor. When products are transferred between licensees, they must first be fully manifested through the state mandated "seed-to-sale" CTS. This written manifest must include: (i) departure date and time, (ii) name, address, and license number of the originating licensee, (iii) name, address, and license number of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the employee delivering the product. A copy of this manifest is provided to the receiving licensee for their verification. Upon receiving the transfer, the licensee must immediately verify the shipment versus the manifest and accept it electronically within the "seed-to-sale" CTS. This completes the inventory transfer. OLCC licensees must maintain these records for a minimum of three years. During transport, all product is packaged individually by order, and maintained within a locked receptacle within the vehicle. All deliveries must be completed within 24 hours.

OLCC Department Inspections

The OLCC conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The OLCC will inspect a licensee upon receiving a complaint or notice that the licensee has violated any existing rules. The OLCC will also conduct an annual license renewal inspection at the time of application approval. Inspections can cover all records, personnel, equipment, security and operational methodologies.

Oregon Compliance

The Company is currently licensed to operate cultivation, processing, distribution and retail operations within Oregon, however it is in the process of divesting all of its Oregon licenses. To date, the Company has not experienced any compliance or enforcement actions against the above-mentioned licenses, and the Company has not been served any notices of non-compliance by any state regulatory body.

The Company maintains credit union banking relationships which provide the Company the ability to safely and lawfully pay for all expenses that should arise from the day-to-day operations of its license. The Company monitors all licensed activities and performs site visits to validate compliance with local statutes. This monitoring includes but is not limited to "seed-to-sale" CTS records and accuracy, standard operating procedures, required signage and public health warnings, local permitting and zoning, license approvals and renewals, and all communication with regulatory bodies. Each employee is instructed on the most recent standard operating procedures. All sites have 24-hour video surveillance of the entire premises. The Company also utilizes the state-mandated CTS system in all jurisdictions in which it operates. State inspections, for any reason, including initial application, renewal or change of ownership, have not resulted in any compliance related issues to date.

Nevada Regulatory Environment

Nevada Summary

Nevada has a medical marijuana program and passed an adult-use (21 and older) legalization through the ballot box in November 2016. In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions, including severe pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017 when the state's medical marijuana program merged with adult-use marijuana enforcement under the Nevada Department of Taxation ("NDOT"). In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Nevada residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited. Nevada's medical law includes patient reciprocity, which permits medical patients from certain other states to purchase medical marijuana from Nevada dispensaries. Nevada also allows for dispensaries to deliver medical marijuana to patients.

Under Nevada's adult-use marijuana law, the NDOT licensed marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the Marijuana Enforcement Division of the NDOT. Until November 2018, applications to the NDOT for adult-use establishment licenses were being accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

In February 2017, the NDOT announced plans to issue "early start" adult use marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired 90 days after January 1, 2018 (per Sec. 24 of LCB File No. T002-17). Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

On January 16, 2018, the Marijuana Enforcement Division of the NDOT issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the "early start" regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

In May of 2019, Governor Steve Sisolak signed into law Senate Bill 32, that increased transparency in the licensing process by releasing certain information about license applicants, as well as methods used to issue licenses. In June 2019, Governor Sisolak approved Assembly Bill 132 making Nevada the first state to ban employers from refusing to hire job applicants who test positive for marijuana during the hiring process.

As of August 23, 2019, as a result of discrepancies discovered in the application process by the State of Nevada, a court issued a partial preliminary injunction against the State of Nevada from moving forward with the numerous holders of provisional licenses awarded under the December 5, 2018, provisional license awards. In addition to the preliminary injunction, the State of Nevada and various intervenors remain subject to ongoing litigation.

In early 2019, Nevada legislature passed Nevada Assembly Bill 533 ("AB 533"), which authorized the formation of the Cannabis Compliance Board (the "CCB") to be vested with the authority to license and regulate persons and establishments engaged in cannabis activities within Nevada.  The CCB consists of an executive director and five board members appointed by the Governor Steve Sisolak. Board members must have expertise in a range of fields, including financial and accounting, law enforcement, medicine, regulatory and legal compliance, and cannabis. AB 533 also established the Cannabis Advisory Commission (the "CAC") which serves to study cannabis-related issues and make recommendations to the CCB. The CAC consists of 12-members appointed by the governor representing relevant state agencies and members of the cannabis industry and the public. Pursuant to AB 533, the CCB is mandated with studying the feasibility and safe implementation of licensing for lounges, in addition to their general authority and oversight of cannabis operations in Nevada. The CCB held its first meeting in July 2021, and regularly meets regarding public health and safety, license suspensions, and has recently held public workshops regarding cannabis consumption lounges.

Nevada Regulatory Framework

Nevada Revised Statues 678C and 678D regulate the Medical and Adult Use of cannabis in Nevada.  Nevada Administrative Code 453D provides a regulatory framework that outlines the function of the CCB Marijuana program. Subsections of this chapter outline licensing and enforcement guidelines which guide the CCB.

Nevada Licensing Requirements

Licenses issued by CCB can be renewed annually so long as the licensee continues to demonstrate compliance with local and state law and pays the renewal fee. Dispensary/Retail store licenses have a set statutory "cap" (per NRS 453D.210 & NRS 453A.324), other license types do not. Moreover, statutory license caps can only be changed by the Nevada legislature, which meets bi-annually. Marijuana businesses in Nevada may also be governed by local ordinances, which can include caps on the number of marijuana businesses, zoning limitations, and additional screening of business owners and investors. Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Nevada Secretary of State to do business in Nevada, (ii) they have contributed to the advancement of the State of Nevada via regular tax payments, (iii) they do not have interests in the Casino or Alcohol industries, (iv) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (v) they have the ability to secure the premises, resources, and personnel necessary to operate the license, (vi) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" CTS to prevent diversion or unlawful access to these materials, (vii) they have the financial ability to maintain operations for the duration of the license, (viii) all owners have passed background screening, inclusive of fingerprinting, and (ix) all local land use, zoning, and planning notices have been followed in the development of the licensed site.

Nevada Security Requirements

A licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the CCB and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed-up for a minimum of 30 days in hard-form. Cultivation and product manufacturing sites are not open to the public.

Nevada Transportation and Storage Requirements

Cannabis and cannabis goods must be stored in a lockable safe or vault at any time that employees are not on location. Any storage container that is large enough to allow an employee to walk into it must have cameras placed inside. Goods to be transported to another licensee must be fully manifested via the state mandated "seed-to-sale" CTS prior to being transported.

Nevada Department of Taxation Inspections

The CCB conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The CCB will inspect a licensee in the event of a complaint indicating that the licensee has or is actively violating existing statute. The CCB will also inspect at the time of any modification, as well as at the time of annual renewal.

Nevada Product Testing and Packaging Requirements

Both medical and adult-use marijuana and marijuana products are subject to stringent testing and packaging requirements. Before usable marijuana, concentrated marijuana, or marijuana products may be packaged for further processing or for transfer to a dispensary or retail store, an independent testing laboratory licensed by the CCB must collect samples from each homogenized lot or production run for testing. These samples are tested by the independent testing laboratory for compliance with specified limits on contaminants such as yeast and mold, heavy metals and pesticides, and microbes. Testing is also done to determine the potency of the sample. Cultivation and product manufacturing facilities are also subject to random quality assurance compliance testing at the discretion of the CCB. Generally, if a sample fails any of the tests conducted by the testing laboratory, the entire lot or production run must be destroyed.

All marijuana or marijuana products intended to be sold to consumers must be individually packaged, sealed, and labeled. Edible products must be packaged in opaque, child-resistant containers. Depending on the type of marijuana product, the CCB places limit on the amount of THC that a single package of marijuana may contain or the number of ounces of product a package may contain. All packages of marijuana or marijuana product sold to consumers must have detailed labels that include, inter alia, various warnings about the effects and risks of marijuana use; the name, license number, and contact information of the dispensary or retail store conducting the sale; the name and license number of the cultivation or product manufacturing facility that harvested or produced the marijuana or marijuana product; the potency levels of the marijuana or marijuana product; and the date the marijuana or marijuana product was harvested or produced.

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2017 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal, the highest level in the 48 years that Gallup has conducted the poll. Further, in the 2016 Gallup poll, support among adults aged 18 to 34 increased from 35% to 77% between 2005 and 2016 and support among adults aged 35 to 54 increased from 35% to 61% over the same period. According to an April 2017 Quinnipiac University Poll, 94% of U.S. voters support the medical use of cannabis if recommended by a physician. An April 2021 Pew Research Center poll found that 91% of U.S. voters support legal marijuana for either medical or recreational use; only 8% of U.S. voters say marijuana should not be legal for use by adults.  As of July 21, 2022, by a margin of more than 2 to 1, Americans favor a federal mandate legalizing the adult use of marijuana nationwide, according to polling data compiled by The Economist and YouGov.com.

Industry Outlook

Due to increases in state legalization and shifting public opinion, state-legal cannabis industry sales have grown substantially in recent years. According to a recent study by MJBiz, a division of Emerald X, LLC, and leading business-to-business industry resources, legal sales of marijuana are expected to reach $33 billion by the end of 2022, a 32% increase over 2021's total of $25 billion.  By 2026, MJBiz estimates annual sales will exceed $52 billion.

E. Critical Accounting Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities and share-based compensation.

i. Business combinations

Judgment is used in determining whether the Company's acquisition is considered a business combination or an asset acquisition. Additionally, judgment is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity. Contingent consideration classified as a liability is remeasured at reporting period ends in accordance with the Company's accounting policies for financial liabilities.

ii. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of carrying value and fair value less costs of disposal. Determining the recoverable amount requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. Irrespective of indicators of impairment, management conducts an annual impairment test of goodwill by comparing its recoverable amount to its carrying amount. For the years ended January 31, 2022 and 2021, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

iii. Inventories

Inventory consists of raw materials, consumables and packaging supplies used to prepare inventory for sale, work in process consisting of pre-harvested cannabis plants, by products to be extracted, oils and terpenes, and finished goods. Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method.  The net realizable value of inventory represents the estimated selling price for inventory in the ordinary course of business, less all estimated costs of completion and selling costs. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, demand for inventory, and expected selling price, reserves, if any, for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions.

iv. Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company makes an estimate or engages qualified, third-party valuators to perform the valuation.

v. Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

The Company's depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets' useful lives, which requires management to exercise judgment. The Company's assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets' useful lives.

vi. Share-based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company's estimate of share-based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

vii. Convertible notes

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management.

viii. Financial Instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company calculates the estimated fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2022 and 2021.

The Company's measures the derivative liability at fair value using Level 3 inputs.

The Company's cash, receivables, accounts payable and accrued liabilities, and income taxes payable are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Financial instruments subsequently measured at amortized cost include promissory note payable, and reclamation obligation.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The size of the Company's Board is currently set at four. The Company's directors are elected annually by the shareholders and hold office until the net annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and the Company's articles of incorporation. The Company's current directors and officers, and their respective current positions, are as follows:

Name	Position
Sonny Newman	President and Chief Executive Officer.
Michael Kidd	Chief Financial Officer, Corporate Secretary and Director.
Todd Harrison	Director, Audit Committee Member and Corporate Governance and Compensation Committee Member
D. Bruce Macdonald	Chairman of the Board, Director, Audit Committee Member, Corporate Governance and Compensation Committee Member and Financial Expert.
Leonard (Will) Werden	Director, Audit Committee Member, and Corporate Governance and Compensation Committee Member.

The following is biographical information on our directors and officers who are acting in the capacity of director or officer as of the date hereof:

Sonny Newman, Chief Executive Officer, and President. Sonny Newman is the founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company. Mr. Newman was the sole owner of the Silver State companies when they were purchased by the Company in 2019 and today controls the largest shareholder of the Company. Mr. Newman's proven operational and financial discipline in the cannabis and other sectors shows his ability to build solid teams and make strategic investments into opportunistic markets.

Michael Kidd, Chief Financial Officer, Corporate Secretary and Director. A native of Vancouver with international experience, Mr. Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Before joining the Company, Mr. Kidd was Chief Operating Officer and Chief Financial Officer at E.C.S. Electrical Cable Supply Ltd., a privately held leading distributor with operations in Canada and Dubai. Mr. Kidd graduated from the University of British Columbia with a Bachelor of Commerce and is a Certified Public Accountant (Chartered Accountant).

Todd Harrison, Director. Mr. Harrison brings a wealth of knowledge and insight to the Company's Board, both through his near 30 years on Wall Street as VP at Morgan Stanley to President of Cramer Berkowitz, as well as through his current role as Chief Investment Officer of CB1 Capital Management. He is also an author and Emmy award-winning executive producer for his work at financial media company, Minyanville. Mr. Harrison founded CB1 Capital Management in 2017 - an investment advisory firm that invests in stocks focused on cannabinoid-based wellness solutions and other cannabis-based bio-pharmaceutical applications, therapies, and other use-cases. Mr. Harrison has lectured at numerous academic institutions, has appeared on CNBC, CNN, FOX, Bloomberg TV, and has been featured across numerous publications and platforms. Mr. Harrison has a Bachelor of Science degree in Finance from Syracuse University.

D. Bruce Macdonald, Chairman of the Board and Director. Mr. Macdonald is a seasoned senior executive with more than 35 years of experience in financial services including extensive expertise in the capital markets sector. He has an impressive track record of leading innovative new business ventures in support of global growth strategies. Mr. Macdonald has exceptional expertise in building risk management and corporate governance control environments. Further, he serves on the boards of several Canadian corporations and associations and holds an ICD.D designation from the Institute of Corporate Directors.

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

Compensation for Year Ending January 31, 2022

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on January 31, 2022 in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended January 31, 2022, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$745,520.

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$ 267,119	Nil	Nil	Nil	N/A	N/A	-	$ 267,119
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$ 161,874(1)	Nil	Nil	Nil	N/A	N/A	-	$ 161,874
Russ Rotondi(2) Former General Counsel	$ 76,527	Nil	Nil	Nil	N/A	N/A	-	$ 76,527
Skyler Pinnick(3) Former Chief Marketing Officer and Former Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil
Todd Harisson Director	$ 240,000	Nil	Nil	Nil	N/A	N/A	-	$ 240,000
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil
Leonard (Will) Werden Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil

___________________________

(1) Michael Kidd was not paid any compensation for his role as director of the Company.

(2) Mr. Rotondi resigned as General Counsel of the Company on July 5, 2021.

(3) Mr. Pinnick resigned as Chief Marketing Officer of the Company on December 17, 2021 and did not stand for re-election as a director at the Company's annual general meeting held on December 17, 2021.

C. Board Practices

The Board currently consists of four directors. Two of the four current members of the Board are considered independent directors using the definition set forth in Section 803A of the NYSE American Company Guide. The independent directors are D. Bruce Macdonald and Leonard Werden.  Todd Harrison is not an independent director as he controls CB1, a company which is engaged as a consultant to the Company. Michael Kidd is not an independent director as he is an executive officer of the Company. The size of the Company is such that all the Company's operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is involved in reviewing and supervising the operations of the Company and has full access to management.

The directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and the Company's articles of incorporation.

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended January 31, 2022.

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

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict-of-interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

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

The Company's Audit Committee has a charter. The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing (1) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, (2) the Company's systems of internal controls regarding finance and accounting, and (3) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. As at the date of this annual report on Form 20-F, the following Board members sit on the Audit Committee, all of which are financially literate: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Brue Macdonald is the Chair of the Audit Committee.

The Corporate Governance and Compensation Committee exercises the powers and carries out the obligations provided for in its mandate and in accordance with applicable regulatory standards and requirements and has the responsibility for determining director and senior management compensation. As at the date of this annual report on Form 20-F, the following Board members sit on the Corporate Governance and Compensation Committee: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Brue Macdonald is the Chair of the Corporate Governance and Compensation Committee.

To determine compensation, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in the cannabis industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the Corporate Governance and Compensation Committee annually reviews the performance of the CEO (or President) in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. Further information regarding director compensation appears above under "Compensation - Compensation Discussion and Analysis".

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

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Financial Year Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
January 31, 2022	1	15	119	130	5	135
January 31, 2021	1	22	119	136	6	142
January 31, 2020	2	53	95	141	9	150

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of January 31, 2022, there were 120,047,814 common shares issued and outstanding. As of the date of this annual report on Form 20-F, there were 120,047,814 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this annual report on Form 20-F:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Sonny Newman, President and Chief Executive Officer	12,500,000	10.4%	10.3%
Michael Kidd, Chief Financial Officer and Director	38,055	0.0%	0.0%
Russ Rotondi, Former General Counsel	318,945	0.2%	0.2%
Skyler Pinnick, Former Chief Marketing Officer and Former Director	4,959,774	4.1%	4.1%
Todd Harrison, Director	Nil	Nil	Nil
D. Bruce Macdonald, Chairman of the Board and Director	1,440,000	1.2%	1.2%
Leonard (Will) Werden, Director	265,000	0.2%	0.2%

Stock Option Plan

On February 23, 2018, the Board adopted a 10% rolling stock option plan, as amended on July 9, 2021 (the "Option Plan"). The Option Plan provides that, subject to the requirements of the CSE, the aggregate number of common shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of common shares that are issued and outstanding from time to time, less the aggregate number of common shares then reserved for issuance pursuant to any other equity compensation arrangement. The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the express provisions of the Option Plan. Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company and its subsidiaries as the Board may from time to time designate. The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of CSE, and closely align the interests of the executive officers with the interests of shareholders of the Company. The directors of the Company are also eligible to receive stock option grants under the Option Plan, and the Company applies the same process for determining such awards to directors as with executive officers. The exercise prices for options is determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the options. The Option Plan provides for a cashless exercise feature which allows an option holder to exercise its vested options without paying the exercise price in cash, and in return, the Company will deliver the number of common shares to such option holder equal to the value of the options that are "in-the-money" (i.e. the market price of the common shares on the date of exercise less the exercise price of the respective options). Options may be granted for a maximum term of 10 years. The Option Plan provides that the number of common shares which may be reserved for issuance on a yearly basis to any one person under the Option Plan and any other equity compensation arrangement shall not exceed 5% of the outstanding common shares at the time of the grant. Moreover, the number of common shares which may be reserved for issuance on a yearly basis to any one consultant under the Option Plan and any other equity compensation arrangement shall not exceed 2% of the outstanding common shares at the time of the grant, and, unless the Company has received disinterred shareholder approval to do so pursuant to the policies of the CSE, the number of Common Shares reserved for issuance to insiders under the Option Plan and any other equity based compensation arrangement shall not exceed 10% of the outstanding common shares at the time of the grant.

As of January 31, 2022, there were 5,615,000 options outstanding to purchase common shares of which 4,263,333 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this annual report on Form 20-F:

Names and Principal Position	No. of Options Held	No. of Shares Underlying the Options	Option Strike Price (C$)	Option Expiration Date
Sonny Newman, President and Chief Executive Officer	1,000,000	1,000,000	0.70	Aug 17, 2023
Michael Kidd, Chief Financial Officer and Director	200,000	200,000	0.70	Feb 10, 2025
Russ Rotondi, Former General Counsel	50,000	50,000	0.70	Aug 17, 2023
Skyler Pinnick, Former Chief Marketing Officer and Former Director	Nil	Nil	N/A	N/A
Todd Harrison, Director	500,000 150,000 200,000	500,000 150,000 200,000	1.00 1.50 0.70	Oct 24, 2024 Jan 18, 2024 Feb 10, 2025
D. Bruce Macdonald, Chairman of the Board and Director	250,000 200,000	250,000 200,000	0.70 0.70	Aug 17, 2023 Feb 10, 2025
Leonard (Will) Werden, Director	Nil	Nil	N/A	N/A

A copy of the Option Plan is incorporated by reference into this annual report on Form 20-F as Exhibit 4.1.

Restricted Share Unit Plan

On July 17, 2018, the Board adopted a restricted share unit plan (the "RSU Plan"). The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable common shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities. The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 common shares.

The aggregate number of common shares issuable to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, at any time, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares issued to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, within a one year period, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of common shares then outstanding.

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

As of January 31, 2022, there were no RSUs outstanding to purchase common shares.

A copy of the RSU Plan is incorporated by reference into this annual report on Form 20-F as Exhibit 4.2.

Warrants

As of January 31, 2022, there were 3,240,000 warrants outstanding to purchase common shares.

The following table sets forth the warrants, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this annual report on Form 20-F:

Names and Principal Position	Allotment Date	Expiration Date	Exercise Price (C$)	Total
Sonny Newman, President and Chief Executive Officer	Dec 31, 2020 Jan 30, 2021	Dec 31, 2023 Jan 30, 2024	1.00 1.00	210,800 469,200
Michael Kidd, Chief Financial Officer and Director	N/A	N/A	N/A	Nil
Russ Rotondi, Former General Counsel	N/A	N/A	N/A	Nil
Skyler Pinnick, Former Chief Marketing Officer and Former Director	N/A	N/A	N/A	Nil
Todd Harrison, Director	N/A	N/A	N/A	Nil
D. Bruce Macdonald, Chairman of the Board and Director	N/A	N/A	N/A	Nil
Leonard (Will) Werden, Director	N/A	N/A	N/A	Nil

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1, and incorporated by reference herein.

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

To the best of the Company's knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, other than the Company's President and Chief Executive Officer, Sonny Newman, through his control of The Newman Family 1999 Trust (the "Trust").

The Trust obtained 12,500,000 common shares as a result of the Company's acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC, which are Nevada limited liability companies, on January 15, 2019. The securities held by the Trust do not have different voting rights from those of the other securityholders of the same class of securities.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of the common shares of the Company as at May 31, 2022. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act.

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	10.4%

The Company is not owned directly or indirectly by another corporation, foreign government or any other natural person. There are no arrangements known to the Company, the operation of which may result in a change of control of the Company.

B. Related Party Transactions

Promissory Note to Sonny Newman

During the year ended January 31, 2022, the Company made payments totaling $6.1 million to Sonny Newman, the President and Chief Executive Officer of the Company in connection with the Newman Note. As at January 31, 2022, the outstanding balance of the Newman Note was $8,106,666, and is $4,560,000 as of the date of this Annual Report. See Item 4.A. "Completed Acquisitions and Dispositions - Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA - Promissory Note to Sonny Newman."

Phantom Earn-Out Share Settlement

On November 4, 2021, C21 entered into the Earn-Out Share Agreement in connection with the Phantom Earn-Out Share entitlements of the Phantom vendors. Pursuant to the Earn-Out Share Agreement, individuals who were entitled to receive 4,500,000 Earn-Out Shares agreed to collectively receive 1,300,000 common shares of C21 in exchange for their entitlement to receive the Phantom Earn-Out Shares. The Phantom Earn-Out Shares were issued to the Phantom vendors on January 24, 2022. Skyler Pinnick, the former Chief Marketing Officer and former Director of the Company received 520,004 Phantom Earn-Out Shares in connection with the Settlement Transaction. Russ Rotondi, former General Counsel of the Company received 111,428 Phantom Earn-Out Shares in connection with the Settlement Transaction.

Consulting Agreement with CB1

On September 1, 2019, the Company entered into a Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1, a Delaware limited liability company.  The Company engaged CB1 for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1; (b) an option award of 500,000 shares of common stock of the Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 equal to one percent of the total amount of any such loan or investment. Mr. Harrison is a principal of CB1.  On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors. The Consulting Services Agreement remains in effect as of the date of this Annual Report.

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1, and incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 "Financial Statements" for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

Legal Proceedings

Oregon Action

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's ORCP 21 motion in its entirety to dismiss all of Plaintiffs' claims. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.  On November 12, 2020, Plaintiffs filed a notice of appeal of the judgement of dismissal.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195.00 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment.  On March 3, 2021, Plaintiffs filed an amended notice of appeal from the supplemental judgement awarding attorney fees.

The parties have since briefed the appeal to the Oregon Court of Appeals and await a determination from the Court.  It is too early to predict the resolution of the appeal.

British Columbia Action

On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  Plaintiffs allege $2,774,176.05 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action.  This action remains in the discovery stage, but no trial date has been set.  It is too early to predict the resolution of the claims and counterclaims.

Settled and Dismissed Action

On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims.  On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

Dividends

The Company has not paid any dividends on its common shares in its last three financial years and does not anticipate doing so in the foreseeable future. It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. Any future determination to pay distributions will be at the discretion of the Board and will be made in accordance with the BCBCA and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant.  The Company is not restricted from declaring dividends or other distributions on its common shares.

B. Significant Changes

The Company has not experienced any significant changes since the date of the financial statements included with this Form 20-F, except as disclosed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing

The Company's common shares are listed for trading on the CSE under the symbol "CXXI" and are quoted on the OTCQX marketplace in the United States under the symbol "CXXIF".

B. Plan of Distribution

Not Applicable.

C. Markets

The Company's common shares are listed for trading on the CSE under the symbol "CXXI" and are quoted on the OTCQX marketplace in the United States under the symbol "CXXIF".

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles

The Company is a British Columbia corporation existing under the BCBCA under incorporation number BC0320204. A copy of the Company's Articles is incorporated by reference into this annual report on Form 20-F as Exhibit 1.1.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this annual report on Form 20-F, the only contracts entered into by the Company during the two years immediately preceding the date of this annual report on Form 20-F which are material are the following:

(i) Consulting Agreement dated September 1, 2019, between the Company and CB1. See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions". The Consulting Agreement is attached hereto as Exhibit 4.3, and is incorporated by reference herein.

(ii) Earn-Out Share Agreement dated November 4, 2021 between the Company and certain Phantom vendors. See Item 7.B. "Major Shareholders and Related Party Transactions - Related Party Transactions". The Earn-Out Share Agreement is attached hereto as Exhibit 4.4, and is incorporated by reference herein.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed below under Item 10.E "Additional Information - Taxation".

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the US dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; or (m) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

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

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record -keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov ("EDGAR")

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's registered and records office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Exchange Act. As a result, the Company must file periodic reports and other information with the Canadian securities regulatory authorities and the SEC.

A copy of this annual report on Form 20-F and certain other documents referred to in this Annual Report and other documents filed by the Company may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from EDGAR.

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at the date of this annual report on Form 20-F:

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

The Company's consolidated financial statements for year ended January 31, 2022 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At January 31, 2022, the Company had cash of $3,067,983, a working capital deficit of $4,444,076, and an accumulated deficit of $68,366,242. However, for the year ended January 31, 2022, the Company generated net income and positive cash flows from operations.

Management has taken several actions to ensure that the Company will continue as a going concern through January 31, 2023, including the closing of its operations in Oregon, selling the assets in Oregon, reducing headcount, and reducing discretionary expenditures.  See Item 4.A. "Sale of Non-Core Oregon Assets". The Company is in the process of seeking additional financing in the form of debt which would consolidate current debt on its balance sheet on more favorable terms. Management believes that these actions will enable the Company to continue as a going concern through August 15, 2023, which is a year from the date these consolidated financial statements were issued.

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

Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at the date of this annual report on Form 20-F, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

Commodity Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company is not a party to any foreign currency hedge contracts as at the date of this annual report on Form 20-F.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at January 31, 2022 (the "Evaluation Date").

Disclosure controls and procedures are controls and procedures that are designed to ensure that that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures, were not effective as of the Evaluation Date.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP as issued by FASB. The Board is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company's Audit Committee.

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

Based on this evaluation, our management concluded that certain of our internal controls over financial reporting were not effective as of the Evaluation Date, due to the existence of a material weakness as it relates to inadequate segregation of duties in certain financial reporting processes, including accounting for convertible debentures, leases and deferred income taxes, loyalty program, preparation of statements of cash flows related to foreign currency translations, partly because of the Company's small size and insufficient personnel with an appropriate level of technical accounting knowledge, experience and training commensurate with the Company's complexity and its financial accounting and reporting requirements.

The Company is committed to maintaining a strong internal control environment. In order to address the material weaknesses in internal control over financial reporting noted above, management with oversight and direction from the Audit Committee and the Board of Directors, is developing a remediation plan. To remediate the material weakness and significant deficiencies described above, management is currently considering the following actions:

  retain additional in-house accounting personnel and continue to enhance our internal finance and accounting organizational structure;
  strengthen the direct management oversight of complex transactions, along with the use of legal and accounting professionals; and
  expand the scope of services with the Company's independent outside accounting consulting firm to assist with addition oversight of its financial statements and regulatory filings.

As we continue to develop and implement our remediation plan, additional remediation steps will be identified and adopted.

We will consider the material weaknesses remediated after the applicable controls operate for a sufficient period of time, and management has concluded that the controls are operating effectively.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Disclosure Controls or its Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2022, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that D. Bruce Macdonald qualifies as a financial expert and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

Item 16B. Code of Ethics

On February 4, 2019, the Company adopted a Code of Business Conduct and Ethics that applies to all employees of the Company, including its Chief Executive Officer and Chief Financial Officer. A copy of the Company's Code of Ethics will be provided to any person requesting same without charge. To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer at the Company's corporate office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

As at the date of this annual report on Form 20-F, the Company has not made any modification, material departure, waiver or implicit waiver of the Company's Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Baker Tilly US, LLP, Certified Public Accountants, Chicago, Illinois (PCAOB ID #23) ("Baker Tilly"), has been the external auditor of the Company since January 19, 2021. The predecessor external auditor of the Company prior to the appointment of Baker Tilly was Davidson & Company LLP, Chartered Professional Accountants ("Davidson & Company") The aggregate fees billed by the Company's external auditors, Baker Tilly  in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2022	C$460,938	C$71,500	C$77,100	37,400
January 31, 2021	C$226,087	Nil	C$23,850	Nil

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

(2) Pertains to professional services for tax compliance, tax advice and tax planning.

(3) Pertains to products and services other than services reported under the other categories.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however the Company's external auditor has been approved by majority vote of the Audit Committee and 100% of the services described above were approved by the Audit Committee. At no time since February 1, 2020, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant

At the Company's request, the Company's former independent auditor, Davidson & Company, resigned effective January 19, 2021, and Baker Tilly was engaged as the Company's new independent auditor effective January 19, 2021. The disclosure required pursuant to this Item 16F was included in the Company's Current Report on Form 6-K filed with the SEC on February 1, 2021, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report.

Item 16G. Corporate Governance

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III.

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the years ended January 31, 2022, and 2021 audited in accordance with U.S. GAAP.

Audited Financial Statements of the Company for the years ended January 31, 2021, and 2020 audited in accordance with IFRS.

C21 INVESTMENTS INC.

Consolidated Financial Statements For the years ended January 31, 2022 and 2021 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Baker Tilly US, LLP 18500 Von Karman Ave; 10th Fl. Irvine, CA 92612 United States of America T: +1 (949) 222 2999 F: +1 (949) 222 2989 bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

C21 Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the "Company") as of January 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders' equity, and cashflows for the years then ended, and related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

/s/ Baker Tilly US, LLP

Irvine, CA

August 15, 2022

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

C21 INVESTMENTS INC.

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars)

	January 31, 2022	January 31, 2021
	$	$
ASSETS
Current assets
Cash	3,067,983	6,237,182
Receivables	210,423	116,017
Inventory	4,054,473	2,692,647
Prepaid expenses and deposits	773,450	778,037
Current portion of assets classified as held for sale	2,178,145	1,492,826
	10,284,474	11,316,709
Non-current assets
Property and equipment	4,869,593	2,748,636
Right-of-use assets	8,875,884	9,337,248
Intangible assets	9,224,165	10,957,961
Goodwill	28,541,323	28,541,323
Security deposit	49,011	47,739
Deferred tax asset	9,024	556,514
Assets classified as held for sale	-	3,313,334
TOTAL ASSETS	61,853,474	66,819,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,508,869	2,680,996
Promissory note payable - current portion	6,080,000	6,080,000
Convertible promissory note - current portion	1,281,442	2,202,646
Income taxes payable	3,658,162	3,378,299
Lease liabilities - current portion	325,698	260,621
Current portion of liabilities classified as held for sale	874,379	628,171
	14,728,550	15,230,733
Non-current liabilities
Lease liabilities	8,953,425	9,279,123
Deposit liability	100,000	-
Promissory note payable	2,026,667	8,106,667
Derivative liabilities	1,006,368	9,759,127
Reclamation obligation	55,272	55,008
Liabilities classified as held for sale	-	1,132,658
TOTAL LIABILITIES	26,870,282	43,563,316

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 117,057,860 shares issued and outstanding as at January 31, 2022 and 2021, respectively	105,236,351	103,636,830
Commitment to issue shares	628,141	649,928
Accumulated other comprehensive loss	(2,370,967)	(1,604,126)
Deficit	(68,510,333)	(79,426,484)
TOTAL SHAREHOLDERS' EQUITY	34,983,192	23,256,148
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	61,853,474	66,819,464

See accompanying notes to the consolidated financial statements

p. 1

C21 INVESTMENTS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars)

	January 31, 2022	January 31, 2021
	$	$
Revenue	32,982,976	33,466,063
Cost of sales	14,172,991	15,418,717
Gross Profit	18,809,985	18,047,346

Selling, general and administrative expense	9,055,174	8,807,399

Income from operations	9,754,811	9,239,947

Interest expense	(1,077,068)	(3,931,570)
Accretion expense	(230,462)	(1,220,896)
Other income	108,470	35,275
Gain (loss) on change in fair value of derivative liabilities	8,576,290	(5,756,195)
Net income (loss) from continuing operations before income taxes	17,132,041	(1,633,439)
Income tax expense	(3,973,246)	(2,968,133)
Net income (loss) from continuing operations after income taxes	13,158,795	(4,601,572)

Net loss from discontinued operations after income taxes	(2,242,644)	(3,228,056)

NET INCOME (LOSS)	10,916,151	(7,829,628)

Other comprehensive loss
Cumulative translation adjustment	(766,841)	(613,609)
COMPREHENSIVE INCOME (LOSS)	10,149,310	(8,443,237)
Basic income (loss) per share from continuing operations	0.11	(0.04)
Diluted income (loss) per share from continuing operations	0.11	(0.04)
Basic and diluted loss per share from discontinued operations	(0.02)	(0.03)
Basic income (loss) per share	0.09	(0.07)
Diluted income (loss) per share	0.09	(0.07)
Weighted average number of common shares outstanding - basic	118,308,584	104,841,540
Weighted average number of common shares outstanding - diluted	121,141,677	104,841,540

See accompanying notes to the consolidated financial statements

p. 2

C21 INVESTMENTS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars)

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
		$	$	$	$	$
Balance at January 31, 2020	89,388,639	85,096,509	1,100,881	(990,517)	(71,596,856)	13,610,017
Purchase of Phantom real estate	7,132,042	2,582,903	-	-	-	2,582,903
Amendment of Megawood consideration	95,849	38,415	-	-	-	38,415
Shares issued on exercise of options	200,000	98,950	-	-	-	98,950
Shares issued on exercise of convertible debentures	19,764,694	12,758,473	-	-	-	12,758,473
Commitment to issue shares on purchase of Swell Companies	456,862	429,582	(429,582)	-	-	-
Payment of EFF share payment note	19,774	21,371	(21,371)	-	-	-
Standby warrants issued	-	2,116,192	-	-	-	2,116,192
Share-based compensation	-	494,435	-	-	-	494,435
Net loss and comprehensive loss for the year	-	-	-	(613,609)	(7,829,628)	(8,443,237)
Balance at January 31, 2021	117,057,860	103,636,830	649,928	(1,604,126)	(79,426,484)	23,256,148
Commitment to issue shares on purchase of EFF	19,774	21,787	(21,787)	-	-	-
Shares issued on exercise of PF warrants	456,100	533,326	-	-	-	533,326
Shares issued on exercise of guaranteed warrants	1,214,080	-	-	-	-	-
Shares issued - Settlement of Earn out shares	1,300,000	677,939	-	-	-	677,939
Share-based compensation	-	366,469	-	-	-	366,469
Net income and other comprehensive loss for the year	-	-	-	(766,841)	10,916,151	10,149,310
Balance at January 31, 2022	120,047,814	105,236,351	628,141	(2,370,967)	(68,510,333)	34,983,192

See accompanying notes to the consolidated financial statements

p. 3

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021
(Expressed in U.S. dollars)

	January 31, 2022	January 31, 2021
	$	$
OPERATING ACTIVITIES
Net income (loss) from continuing operations	13,158,795	(4,601,572)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,818,325	2,270,526
Share-based compensation	366,469	494,435
Interest expense	83,058	3,573,101
Accretion expense	230,462	1,220,896
Deferred income tax	589,914	602,087
Foreign exchange gain	500,462	284,401
(Gain) loss on change in fair value of derivative liabilities	(8,576,290)	5,756,195
Gain on disposal of assets	-	(135,564)
Changes in operating assets and liabilities
Inventory	(1,361,826)	1,700,987
Prepaid expenses and deposits	4,587	(368,678)
Receivables	(94,406)	154,900
Assets classified as held for sale	748,404	-
Accounts payable and accrued liabilities	1,568,932	(1,431,130)
Income tax payable	279,863	(336,367)
Lease liabilities	(72,734)	(701,115)
Liabilities classified as held for sale	(805,406)	-
Cash provided by operating activities of continuing operations	8,438,609	8,483,102
Cash (used in) provided by operating activities of discontinued operations	(1,602,478)	241,753

INVESTING ACTIVITIES
Purchases of property and equipment	(2,562,304)	(227,777)
Payment of Megawood consideration payable	-	(130,000)
Payment of Swell consideration payable	-	(846,256)
Cash used in investing activities of continuing operations	(2,562,304)	(1,204,033)
Cash provided by investing activities of discontinued operations	1,168,349	100,000

FINANCING ACTIVITIES
Principal repayments on promissory note payable	(6,080,000)	(7,013,333)
Repayment of convertible promissory notes	(1,210,000)	-
Cash proceeds from warrants	533,326	-
Cash proceeds from options	-	98,950
Issuance of convertible debentures on exercise of warrants	-	5,688,442
Interest paid in cash	(1,082,500)	(2,500,669)
Lease payments received	100,000	-
Cash used in financing activities of continuing operations	(7,739,174)	(3,726,610)
Cash used in financing activities of discontinued operations	(105,360)	(119,914)

Effect of foreign exchange on cash	(766,841)	(613,609)

(Decrease) increase in cash during the year	(3,169,199)	3,160,689
Cash, beginning of year	6,237,182	3,076,493
Cash, end of year	3,067,983	6,237,182

Supplemental disclosure of cash flow information
Interest paid in cash	2,322,855	2,515,446
Income taxes paid in cash	3,145,893	2,832,676

Non-cash investing activities
Right-of-use asset additions resulting from lease renewals	-	7,236,663

Non-cash financing activities
Common shares issued on exercise of convertible debentures	-	12,758,473
Common shares issued in settlement of Phantom Farms earn out shares	677,939	-
Common shares issued as partial settlement of commitment to issue shares	21,787	450,953
Common shares issued to complete purchase of land	-	2,582,903
Common shares issued as partial repayment of promissory note	-	38,415

See accompanying notes to the consolidated financial statements

p. 4

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company began trading on the OTCQB® Venture Market.

For the year ended January 31, 2021, the Company operated in two segments: recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (note 17). During the year ended January 31, 2022, the Company made the strategic decision to exit operations in Oregon. The comparative results of operations have been re-stated to present the operating results of the Oregon segment as discontinued operations. The Nevada segment remains engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales.

At January 31, 2022, the Company had cash of $3,067,983, a working capital deficit of $4,444,076, and an accumulated deficit of $68,510,333. However, for the year ended January 31, 2022, the Company generated net income and positive cash flows from operations.

Management has taken several actions to ensure that the Company will continue as a going concern through January 31, 2023, including the closing of its operations in Oregon (note 4), selling the assets in Oregon, reducing headcount, and reducing discretionary expenditures. The Company is seeking additional financing in the form of debt which could consolidate existing debt on its balance sheet on more favorable terms. Management believes that these actions will enable the Company to continue as a going concern through August 15, 2023, one year from the date these consolidated financial statements were issued.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

p. 5

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION

Basis of presentation

These consolidated financial statements as at and for the years ended January 31, 2022 and 2021 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars, and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e. from the date of acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's subsidiaries that are included in these consolidated financial statements as at and for the year ended January 31, 2022:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

p. 6

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting estimates and assumptions

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of fair values of assets acquired and liabilities assumed in business combinations, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liabilities.

Cash

Cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income and comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Inventory

Inventory consists of raw materials, consumables and packaging supplies used in the process to prepare inventory for sale; work in process consisting of pre-harvested cannabis plants, by-products to be extracted, oils and terpenes; and finished goods.

Inventory is valued at the lower of cost and net realizable value, with cost determined using the weighted average cost method. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. Costs are capitalized to inventory, until substantially ready for sale. Costs include direct and indirect labor, raw materials, consumables, packaging supplies, utilities, facility costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, and the historical and professional experience of management. The Company classifies cannabis inventory as a current asset, although, due to the duration of the cultivation, drying, and conversion process, certain inventory items may not be realized in cost of sales within one year.

p. 7

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment is measured at cost less accumulated depreciation and losses on impairment.

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets as follows:

Buildings  45 years

Leasehold improvements  shorter of the life of the improvement or the remaining life of the lease

Furniture & fixtures  5 years

Computer equipment  3 years

Machinery & equipment  2-7 years

Intangible assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

Goodwill and indefinite lived Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company's goodwill is part of the Nevada reporting unit.

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and an impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the years ended January 31, 2022 and 2021, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

p. 8

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value.

Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

Business combinations

Acquisitions are accounted for in accordance with ASC 805 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.

Convertible instruments

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting standards update 2020-06-debt-debt with conversion and other options (subtopic 470-20) and derivatives and hedging-contracts in entity's own equity (subtopic 815-40): accounting for convertible instruments and contracts in an entity's own equity, an update to simplify the accounting for convertible debt and other equity-linked instruments. The new guidance simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. Instead, the Company will account for the convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the guidance requires the Company to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares. The Company early adopted this new guidance using the full retrospective method as of February 1, 2020. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements and there was no impact to the number of potentially dilutive shares in each of the periods presented.

p. 9

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASC 842"), a standard that requires lessees to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB has issued several amendments and practical expedients to the standard, including clarifying guidance, transition relief on comparative reporting at adoption, a practical expedient, which allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases, and codification improvements to clarify that lessees and lessors are exempt from certain interim disclosure requirement associated with adopting the new leases standard. The standard was adopted by the Company beginning February 1, 2020 and the standard was adopted using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate comparative prior year periods. The cumulative effect adjustment to the opening balance of accumulated deficit was $nil. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASC 842. The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company calculates the estimated fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

p. 10

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2022 and 2021.

The Company's measures the derivative liability at fair value using Level 3 inputs.

The Company's cash, receivables, accounts payable and accrued liabilities, and income taxes payable are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Financial instruments subsequently measured at amortized cost include promissory note payable, and reclamation obligation.

Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

Income taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of comprehensive income (loss).

p. 11

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five steps:

1. Identify a customer along with a corresponding contract

2. Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer

3. Determine the transaction price that the Company expects to be entitled to in exchange for transferring promised goods or services to a customer

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

The Company's contracts with customers for the sale of dried cannabis and other products derived from cannabis consist of one performance obligation, being the transfer of control of the goods to the customer at the point of sale. The Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer. The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a "point in time", which is upon passing of control to the customer.

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity), are expensed as incurred as a line item in the consolidated statement of loss and comprehensive loss.

p. 12

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a reclamation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statements comprehensive income (loss) . Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Recently issued accounting pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the American Institute of Certified Public Accountants("AICPA") and the U.S. Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material effect on the Company's present or future financial statements.

Debt

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options ("ASU 2020-06"), (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. In addition, the FASB amended the derivative guidance for the own stock scope exception and certain aspects of the earnings-per-share guidance. The amendments are effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for after December 15, 2020. The Company early adopted this new guidance using the full retrospective method as of February 1, 2020.

Leases

In February 2016, the FASB issued new guidance on the recognition and measurement of leases, ASC 842 - Leases. Under this guidance, a lessee recognizes assets and liabilities on its balance sheet for most leases. Lease expense continues to be consistent with previous guidance. Additionally, this guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company adopted this guidance effective February 1, 2020 using the modified retrospective transition method and comparative year ended January 31, 2021.

The adoption of this guidance resulted in the recognition of operating lease right-of-use assets of $5,001,360, and $5,001,360 of lease liabilities, with a $nil impact on deficit. The transition to ASC 842 did not have a material impact on the Company's results of operations or liquidity. When measuring lease liabilities, the Company used its incremental borrowing rate, estimated at 10%.

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which provides a single comprehensive model for accounting for revenue from contracts with customers and supersedes nearly all previously existing revenue recognition guidance. The core principle of ASU 2014-09 is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the standard as of February 1, 2020. There was no impact of adopting ASU 2014-09 on the consolidated financial statements.

p. 13

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of current expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require financial institutions and other organizations to use forward-looking information to better formulate their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration.

This update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on February 1, 2020 and adoption did not have a material impact on the Company's consolidated financial statements.

Fair value measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-13 on February 1, 2020 and the adoption did not have a material impact on the Company's consolidated financial statements.

Income taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and was adopted on February 1, 2021 and the adoption did not have a material impact on the Company's consolidated financial statements.

4. DISCONTINUED OPERATIONS

In January 2022, the Company entered into to a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The lease-to-own arrangement concludes in January 2027 with total undiscounted payments over the term amounting to $2,514,805. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment have not been derecognized and payments received will be recorded as a deposit liability until such time that collectability becomes probable. As at January 31, 2022, $100,000 has been received under the arrangement and has been recorded as a deposit liability.

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. At January 31, 2021, the Company classified the assets and liabilities in Swell and Megawood as held for sale and completed the sale of these assets in April 2021.  By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon.  As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis.  Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale in the next twelve months.

p. 14

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (Continued)

Remaining inventory on hand at January 31, 2022 had an estimated aggregate net realizable value of approximately $363,391. For the year ended January 31, 2022, net loss from discontinued operations included impairment of inventory in Oregon in the amount of $1,093,308 (2021 - $1,384,922) in order to report inventory at its net realizable value. Subsequent to January 31, 2022, the Company sold the remaining Oregon inventory on July 20, 2022.

Prepaid expenses classified as held for sale primarily relates to the renewal of licenses that may be transferred in the event of a sale. Otherwise, prepaid expenses will be expensed within loss from discontinued operations over the next twelve months.

For the year ended January 31, 2022, the Company recorded a provision for expected credit losses on previously recorded management fees receivable of $111,616 (2021 - $nil).

Long-term debt consists of vehicle loans and a building mortgage. The mortgage began on February 1, 2015 and matures on January 1, 2035 (20 years). The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans consist of three loans with maturity dates ranging from June 1, 2021 through May 15, 2023 and interest rates ranging from 5.59% to 19.9% with payments made monthly.

The following table summarizes the major classes of assets and liabilities of the discontinued Oregon operation that have been classified as held-for-sale in the consolidated balance sheets:

	January 31, 2022	January 31, 2021
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	64,456	93,855
Inventory	363,391	1,296,009
Prepaid expenses and deposits	111,617	153,904
Deferred tax asset	152,177	109,753
Property and equipment	1,139,517	1,895,572
Right-of-use assets	346,987	1,074,930
Intangible assets	-	182,137
Total assets classified as held for sale	2,178,145	4,806,160
Current portion of assets classified as held for sale	(2,178,145)	(1,492,826)
Non-current portion of assets classified as held for sale	-	3,313,334

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	412,093	1,217,499
Long-term debt	462,286	543,330
Total liabilities classified as held for sale	874,379	1,760,829
Current portion of liabilities classified as held for sale	(874,379)	(628,171)
Non-current portion of liabilities classified as held for sale	-	1,132,658

In connection with the wind-down of operations, the Company concluded that the customer relationship intangible asset held in the Oregon reporting unit had no value and recognized $363,510 of impairment (2021 - $nil). Other income for the year ended January 31, 2022 contains a gain on the sale of assets that were held for sale at January 31, 2021 of $324,694, and other income of $79,274, offset by interest expense of $8,227. Other expenses for the year ended January 31, 2021 included interest expense of $183,404, acquisition re-organization costs of $1,204,740, and impairment on capital assets of $116,881, offset by other income of $231,212.

p. 15

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (Continued)

The following table provides the major classes of line items constituting pre-tax loss from discontinued operations:

	January 31, 2022	January 31, 2021
	$	$
Revenue	1,128,403	2,661,223
Cost of sales	1,602,257	2,393,417
Gross margin	(473,854)	267,806

Expenses (income)
General and administration	361,028	630,691
Provision for expected credit losses	111,616	-
Sales, marketing, and promotion	68,941	27,933
Operating lease cost	1,233	56,650
Depreciation and amortization	207,319	378,113
Impairment of inventory	1,093,308	1,384,922
Impairment of intangible asset	363,510	-
Other (income) expenses	(395,741)	1,273,813
Net loss from discontinued operations before income taxes	(2,285,068)	(3,484,316)
Income tax expense	42,424	256,260
Net loss from discontinued operations after income taxes	(2,242,644)	(3,228,056)

The following table summarizes the cash flows from discontinued operations:

	January 31, 2022	January 31, 2021
	$	$
Net cash (used in) provided by operating activities of discontinued operations	(1,602,478)	241,753
Net cash provided by investing activities of discontinued operations	1,168,349	100,000
Net cash used in financing activities of discontinued operations	(105,360)	(119,914)

5. SECURITY DEPOSIT

The Company has a security deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. At January 31, 2022, the security deposit had a balance of $49,011 (January 31, 2021 - $47,739).

6. RECEIVABLES

	January 31, 2022	January 31, 2021
	$	$
Sales taxes receivable	11,945	14,809
Trade receivables, net	198,478	101,208
	210,423	116,017

At January 31, 2022, trade receivables are presented net of a provision for expected credit losses of $nil (January 31, 2021 - $nil).

p. 16

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

7. INVENTORY

	January 31, 2022	January 31, 2021
	$	$
Finished goods	1,848,392	1,946,638
Work in process	2,029,133	582,655
Raw materials	176,948	163,354
	4,054,473	2,692,647

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

Property and equipment

The following table summarizes the Company's property and equipment:

	January 31, 2022	January 31, 2021
	$	$
Land	1,330,000	1,330,000
Leasehold improvements	1,758,229	244,472
Furniture & fixtures	460,890	376,207
Computer equipment	46,484	94,846
Machinery & equipment	2,305,217	1,261,340
	5,900,820	3,306,865
Less: accumulated depreciation and amortization	(1,031,227)	(558,229)
	4,869,593	2,748,636

Total depreciation and amortization expense for the year ended January 31, 2022 was $472,998 (year ended January 31, 2021 - $630,818). Of the total expense, $260,006 was allocated to inventory (2021 - $135,950).

At January 31, 2022, the Company reclassified buildings with a cost of $1,370,212 and accumulated depreciation of $230,695 to assets classified as held for sale. The prior period comparative amounts of cost of $1,370,212 and accumulated depreciation of $202,072 were also re-classified.

During the year ended January 31, 2021, the Company recorded a loss of $116,881 related to the disposal of various items of leasehold improvements, furniture and fixtures, computer equipment and machinery and equipment related to the Oregon operations. The cost of the property and equipment disposed of was $318,314 and accumulated depreciation was $201,433. There was $nil gross proceeds and the loss has been recorded as other expenses within net loss from discontinued operations.

During the year ended January 31, 2021, the Company transferred lights and equipment with a cost of $324,371 and accumulated depreciation of $128,319 between operating units resulting in a classification change from leasehold improvements to machinery and equipment.

At January 31, 2021, the Company reclassified property and equipment with a cost of $1,479,014 and accumulated depreciation of $751,582 to assets classified as to held for sale. The assets consisted primarily of redundant processing and extraction equipment as well as leasehold improvements and fixtures in a right-of-use asset. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

p. 17

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (Continued)

Right-of-use assets

The Company's right-of-use assets result from its operating leases (note 11) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

During the year ended January 31, 2021, the Company amended lease agreements on three leases to extend their term. This resulted in right-of-use asset additions of $7,236,663.

For the year ended January 31, 2022, operating lease costs include right-of-use asset amortization of $461,364 (2021 - $800,269). Of this, $265,788 was allocated to inventory (2021 - $450,413).

At January 31, 2021, the Company reclassified right-of-use assets with a carrying amount of $583,257 to held for sale following an assessment that the Swell and Pure Green properties were redundant to the Company's operation. In addition, the Company reclassified the associated lease liabilities of $628,171 to be classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

At January 31, 2022, the Company reclassified right-of-use assets with a carrying amount of $346,987 (2021 - $491,672) to held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The following table summarizes the Company's intangible assets:

	January 31, 2022	January 31, 2021
	$	$
Licenses	12,141,476	12,141,476
Brands	868,982	868,982
Customer relationships	1,758,553	2,122,063
	14,769,011	15,132,521
Less: accumulated amortization	(5,544,846)	(4,174,560)
	9,224,165	10,957,961

Total amortization expense from intangible assets for the year ended January 31, 2022 was $1,370,286 (2021 - $1,464,528).

During the year ended January 31, 2022, the Company recognized impairment charges of $363,510 on customer relationships allocated to the Oregon reporting unit (note 4).

During the year ended January 31, 2021, the Company sold a brand for $100,000. At the time of the sale, the brand had a carrying amount of $100,000 comprised of cost of $117,737 and accumulated amortization of $17,737.

p. 18

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

At January 31, 2021, the Company reclassified intangible assets with a cost of $400,009 and accumulated amortization of $217,872 to held for sale. The intangible assets classified as held for sale consist of licenses, customer lists, and startup costs associated with a right-of-use asset that has also been classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

Goodwill

As at January 31, 2022, the Company had goodwill of $28,541,323 (2021 - $28,541,323) which was allocated to the Nevada reporting unit.

  10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes the Company's accounts payable and accrued liabilities:

	January 31, 2022	January 31, 2021
	$	$
Accounts payable	1,402,546	1,382,519
Accrued liabilities	1,040,914	1,183,259
Interest payable	65,409	115,218
	2,508,869	2,680,996

11. LEASES

On February 1, 2020 the Company adopted ASC 842 using the modified retrospective transition approach which requires the recognition of lease assets and liabilities for operating and finance leases. Beginning on February 1, 2020, the Company's financial statements are presented in accordance with the revised policy.

The Company's accounting policy is described in note 3. As a result of the adoption of ASC 842, the Company recorded operating right-of-use assets of $5,001,360, and operating lease liabilities of $5,001,360.

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were found to be operating leases in accordance with ASC 842.

The following table presents the Company's active leases and total lease term under contract:

Entity Name/Lessee	Asset	Useful life (years)	Type
Swell Companies, LTD	Land/Building	5	Operating lease
Silver State Cultivation LLC	Land/Building	12	Operating lease
Silver State Relief LLC (Sparks)	Land/Building	12	Operating lease
Silver State Relief LLC (Fernley)	Land/Building	12	Operating lease
Megawood Enterprises Inc.	Land/Building	5	Operating lease
Phantom Distribution, LLC	Land/Building	5	Operating lease
63353 Bend, LLC	Land/Building	5	Operating lease
20727-4 Bend, LLC	Land/Building	5	Operating lease
4964 BFH, LLC	Land/Building	5	Operating lease

For the years ended January 31, 2022 and 2021, the Company incurred operating lease costs of $1,403,743 and $1,249,422, respectively. Of these amounts, $812,368 and $700,185, were allocated to inventory, respectively.

p. 19

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

11. LEASES (Continued)

The following table displays the weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term:

	January 31, 2022	January 31, 2021
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.46	11.32

The maturity of the contractual undiscounted lease liabilities of the Company's operating leases as of January 31, 2022 is as follows:

Year ending January,	$
2023	1,239,090
2024	1,276,263
2025	1,314,551
2026	1,353,987
2027	1,394,607
Thereafter	9,148,938
Total undiscounted lease liabilities	15,727,436
Interest on lease liabilities	(6,448,313)
Total present value of minimum lease payments	9,279,123
Current portion of lease liability	325,698
Lease liability	8,953,425

As at January 31, 2022, liabilities classified as held for sale includes lease liabilities of $412,093 (2021 - 1,217,499). The Company has total undiscounted lease liabilities with related parties of $16,792,993 (note 18). Of the total undiscounted lease liabilities, $1,065,557 are classified as held for sale.

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

The Company early adopted ASU 2020-06 on February 1, 2021 using the full retrospective method. The adoption eliminates the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity.

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible debentures and promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

p. 20

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (Continued)

Convertible debentures

The following is the continuity of the Company's convertible debentures issued in Canadian dollars. All below disclosure is denominated in U.S. dollars:

	December 31, 2018 issuance	January 30, 2019 issuance	Total
	$	$	$
Balance, January 31, 2020	2,066,976	4,179,094	6,246,070
New issuances on exercise of warrants	1,749,065	3,939,377	5,688,442
Conversions	(4,075,959)	(8,682,514)	(12,758,473)
Interest	190,003	409,237	599,240
Accretion expense	251,990	473,248	725,238
Interest paid - cash	(250,879)	(534,039)	(784,918)
Foreign exchange loss	68,804	215,597	284,401
Balance, January 31, 2021 and January 2022	-	-	-

The following transactions occurred during the year ended January 31, 2021:

(a) 262 convertible debentures were issued for gross proceeds of $195,734 (C$262,000). A total of $2,508,068 (C$3,209,000) in principal of the December 31, 2018 convertible debentures were converted into 4,011,250 common shares of the Company. The remaining balance outstanding is $nil.

(b) 497 convertible debentures were issued for gross proceeds of $371,297 (C$497,000). A total of $5,204,120 (C$6,673,000) in principal of the January 30, 2019 convertible debentures were converted into 8,341,250 common shares of the Company. The remaining balance outstanding is $nil.

(c) 1,988 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $1,485,188 (C$1,988,000). 2,087 warrant debentures with a carrying amount of $1,632,114 (C$2,087,000) were converted into 2,313,322 common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

(d) 4,572 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $3,415,633 (C$4,572,000). 4,587 warrant debentures issued under the January 30, 2019 issuance with a carrying amount of $3,595,099 (C$4,587,000) were converted into 5,098,872 common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

	June 13, 2018	January 23, 2019	May 24, 2019
	issuance	issuance	issuance	Total
	$	$	$	$
Balance, January 31, 2020	639,665	175,000	918,316	1,732,981
Payment	-	(175,000)	-	(175,000)
Interest	48,733	-	100,274	149,007
Accretion expense	384,192	-	111,466	495,658
Balance, January 31, 2021	1,072,590	-	1,130,056	2,202,646
Payment	-	-	(1,210,000)	(1,210,000)
Interest	17,649	-	40,685	58,334
Accretion expense	191,203	-	39,259	230,462
Balance, January 31, 2022	1,281,442	-	-	1,281,442

p. 21

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (Continued)

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is in an ongoing dispute with the vendors over repayment (note 22).

On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2022 was $nil (January 31, 2021 - $409,007).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2022 was $nil (January 31, 2021 - $nil). On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (note 15).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2022 was $nil (January 31, 2021 - $76,150).

On May 24, 2021 the note was fully repaid.

Promissory notes

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

January 1, 2019
issuance
$
Balance, January 31, 2020	21,200,000
Payments	(7,013,333)
Balance, January 31, 2021	14,186,667
Payments	(6,080,000)
Balance, January 31, 2022	8,106,667
Current portion	6,080,000
Non-current portion	2,026,667

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum. The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

p. 22

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (Continued)

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his senior secured Note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period. Commencing December 1, 2020, the monthly payments will be $506,667 plus interest. The interest rate at 9.5% is unchanged.

For the year ended January 31, 2022, interest expense was $1,032,691 (year ended January 31, 2021 - $1,643,363). Interest paid during the year ended January 31, 2022 was $1,082,500 (year ended January 31, 2021 - $1,715,750).

13. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

14. DERIVATIVE LIABILITIES

The following reflects the continuity of derivative liabilities:

	Conversion features of convertible promissory notes	Earn out shares	Total
	$	$	$
Balance, January 31, 2020	151,242	3,699,154	3,850,396
Fair value adjustment on derivative liabilities	333,915	5,422,280	5,756,195
Effect of foreign exchange	-	152,536	152,536
Balance, January 31, 2021	485,157	9,273,970	9,759,127
Fair value adjustment on derivative liabilities	(485,157)	(8,091,133)	(8,576,290)
Settlement of Phantom earn out	-	(677,939)	(677,939)
Effect of foreign exchange	-	501,470	501,470
Balance, January 31, 2022	-	1,006,368	1,006,368

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. The liability was derived using a Monte Carlo simulation. On January 24, 2022, the Company issued 1,300,000 common shares for full settlement of the Phantom earn out shares.

p. 23

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

14. DERIVATIVE LIABILITIES (CONTINUED)

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The liability is derived using a Monte Carlo simulation.

Significant inputs into the Monte Carlo simulation used to determine the fair value of earn of earn out shares were as follows:

	Earn out shares	Earn out shares
	January 31, 2022	January 31, 2021
Discount rate	1.24%	0.30%
Expected life in years	4.33	5.34
Expected stock volatility	80%	80%
Expected volatility of foreign exchange	6.52%	5.29%

The fair value of the conversion features of the convertible promissory notes is determined using a Black-Scholes option pricing model. Significant inputs into the calculation were as follows:

	Conversion feature of June 13, 2018 issuance issuance of convertible promissory notes	Conversion feature of May 24, 2019 issuance of convertible promissory notes
	January 31, 2021	January 31, 2021
Discount rate	0.18%	0.18%
Expected life in years	0.36	0.31
Expected stock volatility	85%	86%
Stock price (CAD)	$1.54	$1.54
Exercise price (CAD)	$1.28	$2.00

The conversion features of the June 13, 2018 and May 24, 2019 convertible promissory notes expired on June 13, 2021 and May 24, 2021, respectively. As such, the fair value of each at January 31, 2022 was $nil.

p. 24

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)
15. SHAREHOLDERS' EQUITY

Common stock consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of common stock for the years ended January 31, 2022 and 2021:

	Number of Shares	Common stock
		$
Balance, January 31, 2020	89,388,639	85,096,509
Shares issued - acquisition of Phantom Farms (i)	7,132,042	2,582,903
Shares issued - Megawood (ii)	95,849	38,415
Shares issued - option exercises (iii)	200,000	98,950
Shares issued - conversion of debentures (iv)	19,764,694	12,758,473
Shares issued - Swell commitment (v)	456,862	429,582
Shares issued - EFF commitment (vi)	19,774	21,371
Standby warrants issued	-	2,116,192
Share-based compensation	-	494,435
Balance, January 31, 2021	117,057,860	103,636,830
Shares issued - PF warrants exercises (vii)	456,100	533,326
Shares issued - EFF commitment (viii)	19,774	21,787
Shares issued - Guaranteed warrants (ix)	1,214,080	-
Shares issued - Settlement of Earn out shares (x)	1,300,000	677,939
Share-based compensation	-	366,469
Balance, January 31, 2022	120,047,814	105,236,351

(i) On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903.

(ii) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (note 12).

(iii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(iv) During the year ended January 31, 2021 the Company issued 19,764,694 shares upon the conversion of debentures.

(v) On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as final settlement of the Company's commitment to issue shares.

(vi) On December 30, 2020, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(vii) On February 4, 2021 the Company issued 456,100 shares upon the exercise of Phantom Farm warrants.

p. 25

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

15. SHAREHOLDERS' EQUITY (CONTINUED)

(viii) On April 5, 2021, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(ix) On June 17, 2021, the Company issued 1,214,080 common shares pursuant to the cashless exercise of 4,160,000 warrants.

(x) On January 24, 2022, the Company issued 1,300,000 common shares for the settlement of Phantom earn out shares.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2022 the Company has a remaining commitment to deliver 793,093 shares.

Warrants

The following summarizes the Company's warrant activity:

	Warrants outstanding	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2020	5,694,746	1.66	0.74
Issued	6,200,000	1.00
Balance, January 31, 2021	11,894,746	1.32	1.96
Exercised	(4,616,100)	1.05
Expired	(4,038,646)	1.73
Balance, January 31, 2022	3,240,000	1.18	2.10

As at January 31, 2022, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price	Number of Warrants
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
		3,240,000

On May 28, 2020, the Company extended the expiry date of 2,794,746 warrants with an exercise price of C$1.83, from May 29, 2020 to May 29, 2021, with all other terms the same. These warrants expired unexercised on May 29, 2021.

On February 4, 2021, 456,100 warrants with an exercise price of $1.17 (C$1.50) were exercised to purchase 456,100 common shares of the Company for proceeds of $533,326. Of the warrants exercised, 426,100 were exercised by a Director of the Company. On the same date, 1,243,900 warrants expired unexercised.

p. 26

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

15. SHAREHOLDERS' EQUITY (Continued)

On June 17, 2021, 4,160,000 warrants were exercised on a cashless basis for 1,214,080 common shares of the Company.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option is set by the Board of Directors and shall not be less than the market price of the Company's shares on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

Details of the Company's stock option activity are as follows:

	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2020	3,255,000	1.78	2.18
Granted	4,055,000	0.73
Exercised	(200,000)	0.65
Expired/Cancelled	(145,000)	0.71
Balance, January 31, 2021	6,965,000	1.22	2.05
Expired	(1,350,000)	2.80
Balance January 31, 2022	5,615,000	0.84	1.45

As at January 31, 2022, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price	Outstanding	Exercisable
	C$	#	#
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	2,603,333
January 28, 2024	1.50	150,000	100,000
October 9, 2024	1.00	500,000	500,000
		5,615,000	4,263,333

During the year ended January 31, 2022, the Company recorded a share-based compensation expense of $366,469 (2021 - $494,435). The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Expiry Date	2022	2021
Risk-free rate	-	0.19%
Expected term of options	-	3 years
Annualized volatility	-	80%
Dividend rate	-	0%

p. 27

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses for the years ended January 31, 2022 and 2021 were comprised of the following:

	2022	2021
	$	$
Accounting and legal	665,248	501,854
Depreciation and amortization	1,280,446	1,321,686
License fees, taxes and insurance	1,807,645	1,705,539
Office Facilities and administrative	301,944	253,230
Operating lease cost	591,376	549,031
Other	340,224	372,307
Professional Fees and consulting	701,999	650,188
Salaries and wages	2,913,900	2,884,320
Share-based compensation	366,469	494,435
Shareholder Communications	26,781	15,834
Travel and entertainment	59,142	58,975
	9,055,174	8,807,399

17. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

January 31, 2022	Discontinued operations	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	1,128,403	32,982,976	-	34,111,379
Gross profit	(473,854)	18,809,985	-	18,336,131
Operating expenses:
Selling, general and administrative	(429,969)	(3,880,871)	(2,936,012)	(7,246,852)
Operating lease cost	(1,233)	(591,376)	-	(592,609)
Depreciation and amortization	(207,319)	(1,276,640)	(3,806)	(1,487,765)
Share-based compensation	-	-	(366,469)	(366,469)
Impairment of inventory	(1,093,308)	-	-	(1,093,308)
Impairment of intangible asset	(363,510)	-	-	(363,510)
Interest, accretion, and other	284,125	22,171	7,355,059	7,661,355
Net income (loss) before taxes	(2,285,068)	13,083,269	4,048,772	14,846,973

Entity-wide disclosures

All revenue for the years ended January 31, 2022 and January 31, 2021 was earned in the United States.

For the years ended January 31, 2022 and January 31, 2021, no customer represented more than 10% of the Company's net revenue.

p. 28

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

17. SEGMENTED INFORMATION (Continued)

The following table displays the disaggregation of long-lived assets by geographic area:

	January 31, 2022	January 31, 2021
	$	$
Nevada	11,903,430	10,110,806
Discontinued operations (Oregon)	1,817,633	1,946,961
Other	24,414	28,117
Total	13,745,477	12,085,884

18. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with related parties, for land, office space, and equipment in Nevada and Oregon as well as for mortgage payments on a building held for sale. At January 31, 2022, the Company has the following future minimum payments:

	Mortgage	Leases with related parties	Total
	$	$	$
2023	55,465	1,467,282	1,522,747
2024	48,855	1,504,455	1,553,310
2025	45,551	1,314,551	1,360,102
2026	45,551	1,353,987	1,399,538
2027	45,551	1,394,607	1,440,158
Thereafter	368,201	9,148,937	9,517,138
	609,174	16,183,819	16,792,993

Leases with related parties includes $456,383 of undiscounted lease payments for lease liabilities held for sale.

19. INCOME TAXES

The Company is a Canadian resident company, as defined in the Income Tax Act (Canada) (the "ITA"), for Canadian income tax purposes.  However, it has subsidiaries that are treated as United States corporations for US federal income tax purposes per the Internal Revenue Code (US) ("IRC") and are thereby subject to federal income tax on their worldwide income.  As a result, the Company is subject to taxation both in Canada and the United States.

The components of the income tax provision for the years ended January 31, 2022 and 2021 include:

	January 31, 2022	January 31, 2021
	$	$
Current
Canadian	-	-
US Federal	3,425,756	2,366,046
Total current income tax expense	3,425,756	2,366,046

Deferred
Canadian	-	-
US Federal	547,490	602,087
Total deferred income tax recovery	547,490	602,087

Total income tax expense	3,973,246	2,968,133

p. 29

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

19. INCOME TAXES (Continued)

The domestic and foreign components of Income (loss) before provision for income taxes consisted of the following:

	January 31, 2022	January 31, 2021
	$	$
Canadian	6,985,670	(11,678,406)
US Federal	10,146,371	10,044,967
Income (loss) before income taxes	17,132,041	(1,633,439)

A reconciliation of the statutory income tax rate percentage to the effective tax rate for the years ended January 31, 2022 and 2021 is as follows:

	January 31, 2022	January 31, 2021
	$	$
Income (loss) for the year	17,132,041	(1,633,439)
Statutory rate	27%	27%

Income tax expense (recovery) at statutory rate	4,625,652	(441,029)
Non-deductible expenditures and non-taxable revenues	1,530,604	1,842,777
Foreign tax rate differential	(608,783)	(602,698)
Change in valuation allowance	(654,621)	737,667
Adjustment to provision versus statutory tax returns	(919,606)	1,431,416
	3,973,246	2,968,133

The significant components of the Company's deferred tax assets as follows at January 31, 2022 and 2021:

	January 31, 2022	January 31, 2021
	$	$
Deferred tax assets
Share issuance costs and financing fees	254,662	505,035
Allowable capital losses	140,224	138,421
Non-capital losses	4,409,825	3,834,262
Intangible assets	940,967	816,736
Mineral resource properties	-	983,977
Right of use assets and lease liabilities, net	98,352	63,032
Goodwill	-	-
Reclamation obligation	14,923	14,852
Total deferred tax assets	5,858,953	6,356,315
Valuation allowance	(4,919,214)	(5,573,835)
Total net deferred tax assets	939,739	782,480

Deferred tax liabilities
Property and equipment	(930,715)	(225,966)
Net deferred tax asset	9,024	556,514

p. 30

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

19. INCOME TAXES (Continued)

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the net operating loss carryforwards that may expire prior to their utilization has been recorded at January 31, 2022.

As of January 31, 2022, the Company has $16.3 million of Canadian non-capital loses which expire between 2026 and 2042, and Canadian capital losses of $1 million with no expiry date.  The Company determined a valuation allowance was applicable for the full amount of the available Canadian losses and for the other Canadian deferred tax assets.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes for all states except for California and Colorado. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets.  A significant piece of objective negative evidence evaluated was the cumulative loss incurred by the Canadian entity over the three-year period ended January 31, 2022.  Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of January 31, 2022, a valuation allowance of $4,919,214 ($5,573,835 in 2021) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized.  The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained.  As of January 31, 2022, and January 31, 2021, the Company has not recorded any uncertain tax assets or liabilities.

The Company does not expect that uncertain tax benefits will materially change in the next 12 months.  The Company is subject to taxation in Canada and the United States. As of January 31, 2022, tax years for 2019, 2020, and 2021 are subject to examination by the tax authorities.  The 2018 tax year is also subject to investigation in Canada.

20. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at January 31, 2022 and 2021:

	January 31, 2022	January 31, 2021
	$	$
Due to the President and CEO	8,172,075	14,369,004
Lease liabilities due to a company controlled by the CEO	9,279,123	9,539,744
Lease liabilities due to SDP Development	412,093	589,328
Due to the CFO of the Company	360	527
	17,863,651	24,498,603

p. 31

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

20. RELATED PARTY TRANSACTIONS (continued)

Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

The Company had the following transactions with related parties including key management personnel during the year ended January 31, 2022 and 2021:

	January 31, 2022	January 31, 2021
	$	$
Consulting fees paid to a director	240,000	-
Amounts paid to CEO or companies controlled by CEO	8,632,619	10,368,616
Salary paid to directors and officers	496,807	499,710
Share compensation for directors and officers	251,333	360,610
Convertible debenture interest paid to directors and officers	-	18,346
Lease payments made to SDP Development	209,176	228,192
	9,829,935	11,475,474

Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and promissory note principal and interest.

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a director of the Company is a principal owner. The Company had agreed on February 4, 2019 to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations. The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

On February 12, 2020 the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903. The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded transaction costs of $1,204,740. The Company has three remaining leases with SDP Development. The undiscounted future cash flows for the three remaining leases total $456,384.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO). The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022. The undiscounted future cash flows for all three leases including the five-year extension total $16,930,437.

p. 32

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

21. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the years ended January 31, 2022 and 2021:

	January 31, 2022	January 31, 2021
Net income (loss) from continuing operations after income taxes	$13,158,795	$(4,601,572)
Net loss from discontinued operations after income taxes	$(2,242,644)	$(3,228,056)
Net income (loss)	$10,916,151	$(7,829,628)

Weighted average number of common shares outstanding	118,308,584	104,841,540
Dilutive effect of warrants and stock options outstanding	2,833,093	-
Diluted weighted average number of common shares outstanding	121,141,677	104,841,540

Basic earnings (loss) per share, continuing operations	$0.11	$(0.04)
Diluted earnings (loss) per share, continuing operations	$0.11	$(0.04)

Basic loss per share, discontinued operations	$(0.02)	$(0.03)
Diluted loss per share, discontinued operations	$(0.02)	$(0.03)

Basic earnings (loss) per share	$0.09	$(0.07)
Diluted earnings (loss) per share	$0.09	$(0.07)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended January 31, 2022 and 2021, the number of warrants and stock options excluded from the computation was 5,463,333 and 16,156,413, respectively.

22. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's balance sheet, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's ORCP 21 motion in its entirety to dismiss all of Plaintiffs' claims. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020. On November 12, 2020, Plaintiffs filed a notice of appeal of the judgement of dismissal.

p. 33

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

22. CONTINGENCIES (Continued)

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment. On March 3, 2021, Plaintiffs filed an amended notice of appeal from the supplemental judgement awarding attorney fees.

The parties have since briefed the appeal to the Oregon Court of Appeals and await a determination from the Court. It is too early to predict the resolution of the appeal.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,176 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage, but no trial date has been set. It is too early to predict the resolution of the claims and counterclaims.

Settled and Dismissed Action: On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims. On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

p. 34

C21 INVESTMENTS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 31, 2022 AND 2021

(Expressed in U.S. dollars, except as noted)

23. FINANCIAL INSTRUMENTS

The following tables present information about the Company's financial instruments and their classifications as of January 31, 2022 and 2021 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

Fair value measurements at January 31, 2022 using:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Conversion features of convertible promissory notes (note 14)	-	-	-	-
Earn out shares (note 14)	-	-	1,006,368	1,006,368

Fair value measurements at January 31, 2021 using:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Conversion features of convertible promissory notes (note 14)	-	-	485,157	485,157
Earn out shares (note 14)	-	-	9,273,970	9,273,970

The fair value of the conversion feature of convertible promissory notes was determined using the Black-Scholes option pricing model. The assumptions in the model were based on the share price and other active market data that is observable as well as unobservable estimates and therefore represent a level 3 measurement.

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represent a level 3 measurement.

24. SUBSEQUENT EVENTS

On February 5, 2022, the balance of 460,000 of options issued on February 5, 2019 expired unexercised.

On February 10, 2022, the Company granted incentive stock options to purchase an aggregate of 600,000 common shares at an exercise price of C$0.70 per share vesting over a two-year period, expiring at the close of business on February 10, 2025.

On April 23, 2022, both parties to the C21 and Wallace Hill dispute (note 22) filed a Notice of Discontinuance in the Supreme Court of British Columbia and signed a mutual release to end this dispute.

C21 INVESTMENTS INC.

Consolidated Financial Statements For the years ended January 31, 2021 and 2020 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Baker Tilly US, LLP 18500 Von Karman Ave; 10th Fl. Irvine, CA 92612 United States of America T: +1 (949) 222 2999 F: +1 (949) 222 2989 bakertilly.com

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

C21 Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of C21 Investments Inc. and its subsidiaries (the “Company”) as of January 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

The financial statements as of January 31, 2020, were audited by other auditors whose report dated July 13, 2020, on those statements included an explanatory paragraph that described a substantial doubt about the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ Baker Tilly US, LLP

Irvine, CA

May 31, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

1

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As at January 31, 2021 and 2020 (Expressed in U.S. dollars)

		January 31, 2021	January 31, 2020
	Notes	- $ -	- $ -
ASSETS
Current assets
Cash		6,237,182	3,076,493
Biological assets	7	1,340,782	1,408,271
Inventory	8	5,417,726	6,191,843
Prepaid expenses and deposits		931,942	543,482
Receivables	6	209,872	443,122
Assets classified as held for sale	9,11,12	1,442,617	-
Total current assets		15,580,121	11,663,211
Property and equipment	9	3,916,777	3,834,131
Right-of-use assets	12	9,765,588	4,660,688
Intangible assets	10	10,957,961	12,704,626
Goodwill	10	28,541,323	28,541,323
Restricted cash	5	47,739	46,106
TOTAL ASSETS		68,809,509	61,450,085
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11,25	2,680,996	3,488,274
Promissory note payable - current portion	14	6,080,000	21,200,000
Convertible promissory note - current portion	14	2,437,465	1,244,041
Convertible debentures	14	-	6,867,255
Income taxes payable	23	3,378,299	3,714,666
Consideration payable	15	-	846,256
Short-term debt	15	81,044	126,119
Lease liabilities - current portion	12	437,857	1,131,149
Liabilities classified as held for sale	12	629,180	-
Total current liabilities		15,724,841	38,617,760
Lease liabilities	12	9,691,215	3,870,211
Promissory note payable	14	8,106,667	-
Long-term debt	13	462,286	494,217
Convertible promissory note	14	-	1,136,065
Derivative liability	17	9,430,991	3,699,152
Reclamation obligation	16	55,008	53,126
TOTAL LIABILITIES		43,471,008	47,870,531
SHAREHOLDERS' EQUITY
Share capital	18	92,237,648	76,028,268
Commitment to issue shares	18	649,928	1,100,881
Other reserves	18	10,520,045	8,008,176
Foreign currency translation reserve		(1,452,719)	(1,047,387)
Deficit		(76,616,401)	(70,510,384)
TOTAL SHAREHOLDERS' EQUITY		25,338,501	13,579,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		68,809,509	61,450,085

Nature of operations (Note 1)

Taxation (Note 23)

Contingencies (Note 26)

Subsequent events (Note 28)

On behalf of the Board:
“Bruce Macdonald”	Director	“Michael Kidd”	Director

See accompanying notes to the consolidated financial statements	p. 1

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

		Year ended January 31,
		2021	2020
	Notes	-$-	-$-

Revenue		36,127,286	37,705,095
Cost of sales	8	19,052,681	25,810,389
Gross margin before the undernoted		17,074,605	11,894,706

Realized fair value amounts included in inventory sold		(8,365,616)	(5,292,763)
Unrealized fair value adjustment on biological assets	8	9,943,166	6,536,103
Gross Profit		18,652,155	13,138,046

Expenses
General and administration	19,25	6,971,742	9,300,477
Sales, marketing, and promotion		166,479	1,120,929
Depreciation and amortization	9,10,12	2,112,264	3,405,116
Share-based compensation	18	494,435	492,631
Impairment of inventory	8	1,384,922	-
Total expenses		11,129,842	14,319,153

Income (loss) from operations		7,522,313	(1,181,107)

Interest expense	11,12,13,14,18	(4,132,171)	(3,866,420)
Accretion expense	14	(355,952)	(434,331)
Transaction costs		-	(331,973)
Acquisition reorganization costs	3,9,25	(1,204,740)	-
Impairment of capital assets	9	(116,881)	(4,139,522)
Other Income		279,299	244,178
Impairment of goodwill and intangible assets	3,4,10	-	(23,911,485)
(Loss) gain on change in fair value of derivative liabilities	17	(5,731,839)	4,779,693
Loss before income taxes		(3,739,971)	(28,840,967)
Current income tax expense	23	(2,366,046)	(3,714,666)
NET LOSS		(6,106,017)	(32,555,633)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Cumulative translation adjustment		(405,332)	(684,336)
LOSS AND COMPREHENSIVE LOSS		(6,511,349)	(33,239,969)
Basic and diluted loss per share		(0.06)	(0.43)
Weighted average number of common shares outstanding - basic and diluted		104,841,540	76,683,895

See accompanying notes to the consolidated financial statements	p. 2

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

	Share capital		Other Reserves
	Number of shares	Amount	Share-based compensation	Commitment to issue shares	Foreign currency translation reserve	Deficit	Total
Balance at January 31, 2019	58,505,255	$52,923,983	$5,435,551	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,507,138	-	-	-	-	2,507,138
Warrants issued on purchase of Phantom Farms	-	-	793,745	-	-	-	793,745
Share-based compensation - option issuance	-	-	492,631	-	-	-	492,631
Shares issued on purchase of Swell Companies	1,266,667	1,130,363	-	-	-	-	1,130,363
Commitment to issue shares on purchase of Swell Companies	-	-	-	4,221,503	-	-	4,221,503
Subsequent shares issued on purchase of Swell Companies	7,015,238	3,796,815	-	(3,796,815)	-	-	-
Warrants issued on purchase of Swell Companies	-	-	786,284	-	-	-	786,284
Shares issued for real estate	3,983,886	4,136,646	-	-	-	-	4,136,646
Units issued for cash, net	5,589,493	4,895,379	828,076	-	-	-	5,723,455
Payment of EFF share payment note	368,688	368,688	-	(368,688)	-	-	-
Shares issued on exercise of warrants	915,545	1,018,748	(289,159)	-	-	-	729,589
Shares issued on exercise of EFF convertible note	977,479	660,647	-	-	-	-	660,647
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	39,028
Shares issued on exercise of convertible debentures	8,016,388	4,539,991	-	-	-	-	4,539,991
Share issue costs	-	(28,110)	-	-	-	-	(28,110)
Net loss and comprehensive loss for the year	-	-	-	-	(684,336)	(32,555,633)	(33,239,969)
Balance at January 31, 2020	89,388,639	$76,028,268	$8,008,176	$1,100,881	$(1,047,387)	$(70,510,384)	$13,579,554
Purchase of Phantom real estate	7,132,042	2,582,903	-	-	-	-	2,582,903
Amendment of Megawood consideration	95,849	38,415	-	-	-	-	38,415
Shares issued on exercise of options	200,000	197,708	(98,758)	-	-	-	98,950
Shares issued on exercise of convertible debentures	19,764,694	12,939,401	-	-	-	-	12,939,401
Commitment to issue shares on purchase of Swell Companies	456,862	429,582	-	(429,582)	-	-	-
Payment of EFF share payment note	19,774	21,371	-	(21,371)	-	-	-
Standby warrants issued	-	-	2,116,192	-	-	-	2,116,192
Share-based compensation	-	-	494,435	-	-	-	494,435
Net loss and comprehensive loss for the year	-	-	-	-	(405,332)	(6,106,017)	(6,511,349)
Balance at January 31, 2021	117,057,860	$92,237,648	$10,520,045	$649,928	$(1,452,719)	$(76,616,401)	$25,338,501

See accompanying notes to the consolidated financial statements	p. 3

C21 INVESTMENTS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

		Year ended January 31,
		2021	2020
	Notes	-$-	-$-
OPERATING ACTIVITIES
Net loss before income taxes		(3,739,971)	(28,840,967)
Depreciation and amortization	9,10,12	3,375,999	4,981,575
Impairment of capital assets	9	116,881	4,139,522
Impairment of inventory	8	1,384,922
Net effect of fair value changes in biological assets	7	(1,577,550)	(1,243,340)
Share-based compensation	18	494,435	492,631
Impairment of goodwill and intangible assets		-	23,911,485
Acquisition reorganization costs	3,9,25	1,204,740	-
Interest expense	11,12,13,14	4,132,171	3,742,194
Accretion expense	14	355,952	434,331
Foreign exchange gain	14	529,412	75,721
Loss (gain) on change in fair value of derivative liabilities	17	5,731,839	(4,779,693)
(Gain) loss on disposal of assets	12	(56,194)	4,000,000

Changes in working capital items
Biological assets		1,645,039	-
Inventory		(387,058)	1,401,762
Prepaid expenses and deposits		(388,460)	62,708
Receivables		233,250	(36,022)
Accounts payable and accrued liabilities		(429,269)	(2,832,043)
Income tax payable		(2,702,413)	-
Cash provided by operating activities		9,923,725	5,509,864

INVESTING ACTIVITIES
Purchases of property and equipment	9	(227,777)	(509,624)
Proceeds on sale of intangible asset	10	100,000	-
Payment of Megawood consideration payable	14	(130,000)	(231,395)
Payment of liabilities assumed on Swell acquisition		-	(1,070,907)
Payment of Swell consideration payable	15	(846,256)	-
Payment of Silver State consideration payable		-	(1,143,873)
Net cash outflow on acquisition of subsidiaries	3,4	-	(1,586,942)
Cash used in investing activities		(1,104,033)	(4,542,741)

FINANCING ACTIVITIES
Issuance of common shares	18	-	5,695,345
Issuance of convertible debentures	18	5,467,852	653,632
Payments of long-term debt	13	(119,914)	(79,421)
Payments on promissory notes payable	14	(7,013,333)	(9,090,000)
Cash proceeds from exercise of warrants	14	-	729,589
Cash proceeds from exercise of options	18	98,950	39,028
Interest paid in cash	14	(2,515,446)	(3,291,295)
Lease payments made	12	(1,613,173)	(1,758,391)
Cash used in financing activities		(5,695,064)	(7,101,513)

Effect of foreign exchange on cash		36,061	143,788

Increase (decrease) in cash during the year		3,160,689	(5,990,602)
Cash, beginning of year		3,076,493	9,067,095
Cash, end of year		6,237,182	3,076,493

Supplementary disclosure with respect to cash flows (Note 22)

See accompanying notes to the consolidated financial statements	p. 4

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company was upgraded and began trading on the OTCQB® Venture Market.

As at January 31, 2021, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 20). Both segments are engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale distribution, while the Nevada segment also has retail sales.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments may adversely affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

The consolidated financial statements were authorized for issuance on May 31, 2021 by the directors of the Company.

p. 5

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of consolidation

These consolidated financial statements as at and for the years ended January 31, 2021 and 2020 ("consolidated financial statements"), incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 - Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's wholly owned subsidiaries that are included in these consolidated financial statements as at and for the year ended January 31, 2021:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss.

The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars, the Company's presentation currency. The functional currency of the Company's subsidiaries is U.S. dollars. The parent company's functional currency is the Canadian dollar. All amounts presented are in U.S. dollars unless otherwise noted.

p. 6

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income (loss).

Biological assets

While the Company’s biological assets are within the scope of IAS 41 – Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. Direct costs include the cost of growing materials and cultivation labour while indirect costs include items such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item ‘cost of sales’ on the consolidated statement of loss and comprehensive loss in the period that the related product is sold. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the consolidated statement of loss and comprehensive loss. Biological assets are measured at their fair value less costs to sell on the balance sheet.

Inventories

Raw materials, work in process, and finished goods inventories are valued at the lower of cost and net realizable value. Harvested raw material cannabis inventories are transferred from biological assets at their fair value less cost to sell at harvests, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory insofar as cost is less than net realizable value. Inventories for resale, in addition to supplies and consumables, are valued at the lower of cost and net realizable value, with standard costing used to determine cost.

Inventories are measured at the lower of cost and net realizable value. Net realizable value is calculated as the estimated selling price in the ordinary course of business, less any estimated costs to complete and sell the goods. The cost of inventory includes expenditures incurred in acquiring raw materials, production and conversion costs, depreciation and other costs incurred in bringing inventory to its existing location and condition. The Company uses the standard costing method to track and cost inventory items. The Company maintains three categories of inventory: raw materials, work in process and finished goods.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and losses on impairment. Depreciation of property and equipment begins when an asset is in the location and condition necessary to operate as management intended. Upon the sale or disposition of the asset, cost and accumulated depreciation are removed from property and equipment, with any resulting gain or loss recognized in the consolidated statement of loss and comprehensive loss, as determined by comparing the proceeds from disposal with the carrying amount of the item.

p. 7

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Depreciation is provided on the straight-line basis over the useful lives of the assets as follows:

Buildings 45 years

Leasehold improvements shorter of the life of the improvement or the remaining life of the lease

Furniture & fixtures 5 years

Computer equipment 3 years

Machinery & equipment 2-7 years

Each part of an item of property and equipment with a significant cost in relation to the total cost of the asset, are depreciated separately, except when the significant part has a similar useful life and depreciation method as another part of that same asset. Insignificant parts of the same asset are depreciated together in the remainder of the asset.

During each financial year, the Company reviews the residual value, useful life and depreciation method for property and equipment, and makes any adjustment prospectively, if applicable.

Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the useful lives of the intangible assets.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

Goodwill represents the excess of the purchase price paid for the acquisition of subsidiaries over the fair value of the net intangible and tangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses. The Company has grouped the Goodwill and intangibles into cash generating units ("CGU"), specifically Oregon and Nevada.

Goodwill has an indefinite useful life, is not subject to amortization and is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that they may be impaired.

Assets and liabilities held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell.

Business combinations

Acquisitions are accounted for using the acquisition method, in accordance with IFRS 3 - Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date.

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill. Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.

p. 8

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Convertible Instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component.

Impairment of long-lived assets

Long-lived assets include intangible assets and property and equipment, which are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that an impairment has occurred. In assessing impairment, the Company compares the carrying amount of the long-lived asset to the recoverable amount. The recoverable amount is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. In a subsequent period, if an impairment loss reverses, the carrying amount of the long-lived asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Leases

The Company leases some items of property and equipment. Under IFRS 16 Leases ("IFRS 16"), the Company assesses whether a contract to rent an item of property and equipment is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date.

Pursuant to IFRS 16 lessee accounting model, the right-of-use asset is initially measured at cost, which includes the initial amount of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimates of costs to remove or dismantle the underlying asset or to restore the underlying asset or site on which the asset is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the term of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid as of the lease commencement date, discounted using the rate implicit in the lease or, if the implicit rate cannot be readily determined, the Company's incremental borrowing rate.

The measurement of lease liabilities includes the following types of lease payments:

1) fixed payments, including in-substance fixed payments;

2) variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

3) amounts expected to be payable under any residual value guarantees; and

4) exercise price for options that the Company is reasonably certain to exercise for an extension or option to buy, and penalties for early termination of a lease unless the Company is reasonably certain that it will not terminate the lease early. The lease liability is measured at amortized costs using the effective interest method.

p. 9

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The lease liability is remeasured in the following circumstances:

1) if there is a change in the future lease payments resulting from a change in index or rate;

2) if there is a change in the Company's estimation of the amount expected to be payable under a residual value guarantee; and

3) if the Company changes its assessment of whether it will exercise an option to purchase, extend or terminate.

The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less and for low-value assets.

Financial instruments

i. Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed, and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL, where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income/loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in fair value are recorded. Receivables and notes receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and restricted cash are classified as FVTPL.

ii. Impairment

An 'expected credit loss' impairment model applies that requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account, and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

p. 10

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

iii. Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in fair value are recorded. Accounts payable and accrued liabilities, promissory notes payable, consideration payable, convertible debentures, other debt, and convertible promissory notes, are classified as amortized cost and carried on the consolidated statement of financial position at amortized cost. Derivative liabilities are carried at FVTPL.

Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from reserve to share capital.

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using the applicable tax rates and tax laws.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassess its unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the recovery of the Company's deferred tax asset.

Earnings (loss) per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive.

p. 11

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

The number of additional shares is calculated by assuming the outstanding dilutive convertible instruments, options, and warrants are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of convertible instruments, stock options and warrants are anti-dilutive.

p. 12

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Revenue recognition

Revenue comprises the fair value of consideration received or receivable, for the sale of goods in the ordinary course of the Company's activities. Revenue is shown net of returns and discounts.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when performance obligations under the terms of a contract with a customer are satisfied.

The Company does not have performance obligations subsequent to delivery on the sale of goods to customers and revenues from sale of goods are recognized at a “point in time”, which is upon passing of control to the customer. For product sales of cannabis and cannabis derivative products, the Company transfers control and satisfies its performance obligation when collection has taken place, compliant documentation has been signed, and the product was accepted by the buyer.

Transaction costs

Transaction costs that are directly attributable to the acquisition of financial liabilities, other than those at FVTPL, are added to or deducted from the fair value of the financial liability on initial recognition, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately through profit or loss.

Transaction costs associated with a business combination, (i.e., other than those associated with the issuance of debt or equity), are expensed as incurred as a line item in the consolidated statement of loss and comprehensive loss.

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statement of loss and comprehensive loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Adoption of new and revised standards and interpretations

The following IFRS standards have been recently issued by the IASB. The Company has assessed or is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

i. IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments were effective for annual reporting periods beginning on or after January 1, 2020. The Company adopted IAS 1 and IAS 8 as of February 1, 2020. The adoption of IAS 1 and IAS 8 did not have a material impact on the consolidated financial statements.

p. 13

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

ii. Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)” (the “IFRS 3 Amendment”). The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company early adopted IFRS 3 as of February 1, 2020. The adoption did not have a material impact on the consolidated financial statements.

New and Revised Standards and Interpretations to be Adopted

The following is a summary of the new standards issued but not yet effective:

i. Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

ii. Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities and share-based compensation.

i. Business combinations

Judgment is used in determining whether the Company's acquisition is considered a business combination or an asset acquisition. Additionally, judgment is required to assess whether any amounts paid on the achievement of agreed upon milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration arising from an acquisition should be classified as a liability or equity. Contingent consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement by the Company is accounted for within equity.

p. 14

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Contingent consideration classified as a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 -Financial Instruments, or IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

ii. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs of disposal. Determining the value-in-use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value.

At January 31, 2020, as a result of this review, the Company's assessment of the goodwill associated with the Oregon CGU indicated an impairment in value. The goodwill and intangibles of the Oregon CGU has therefore been written down by $22,375,225 (goodwill) and $1,536,260 (intangible assets) see Note 10. There was no such impairment during the year ended January 31, 2021.

      iii. Biological assets and inventories

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compare the inventory cost versus net realizable value.

The Company's estimates are, by their nature, subject to change. Changes in the anticipated yield or quality will be reflected in future changes in the gain or loss on biological assets.

Effective July 1, 2019 the Company has begun utilizing the Nevada Department of Taxation ("NDOT") determined wholesale fair market value for the period of future sales in order to calculate the expected selling price of its biological assets at its Nevada operations. Previously, the Company relied on observational inputs in the Nevada market, but the Company believes the NDOT observed values are more consistent and has observed peer issuers adopting the same valuation input.

iv. Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent that such data is available. In certain situations where Level 1 inputs are not available, the Company makes an estimate or engages qualified, third-party valuators to perform the valuation.

v. Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

The Company's depreciation and amortization of property, equipment and intangible assets are dependent on the estimation of the assets' useful lives, which requires management to exercise judgment. The Company's assessment of any impairment of assets is dependent on its estimation of recoverable amounts that consider various factors, including market and economic conditions and the assets' useful lives.

p. 15

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

vii. Share-based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company's estimate of share-based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

viii. Convertible notes

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management.

3. ACQUISITION OF PHANTOM FARMS

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities in southern Oregon and a wholesale distribution warehouse, an extraction laboratory and an indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,251,451
Lease liability	(2,251,451)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued **	793,745
Consideration payable *	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260
*all of the consideration payable was recognized as derivative liability (Note 17)
**fair value based on acquisition date share price of $1.23, exercise price of $1.50, expected life of 2 years, volatility of 102.6%, risk free rate of 2.50%

p. 16

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

3. ACQUISITION OF PHANTOM FARMS (continued)

In an agreement signed contemporaneously, with the Phantom Farms acquisition, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and distribution operations. On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms and related companies, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903 (Note 18). The consideration exceeded the fair market value of land acquired of $1,378,163 and as a result, the Company recorded acquisition reorganization costs of $1,204,740.

At January 31, 2020, it was determined that the goodwill amounts for Phantom were impaired and should be written off. The Company has written off $8,009,248 of goodwill in relation to Phantom for the year ended January 31, 2020 (Note 10).

4. ACQUISITION OF SWELL COMPANIES

On May 24, 2019, the Company acquired all the common shares held in Swell Companies Limited ("Swell"). Swell operates an extraction laboratory, manufacturing, and wholesale facility in Oregon. The Company acquired Swell for total consideration of $18,812,683 comprised of cash deposits and notes receivable of $5,050,000, a convertible promissory note for $1,000,000, assumed liabilities of $1,070,907, common shares issued in the amount of $1,130,363, stock warrants issued in the amount of $786,284, and consideration payable of $9,775,129.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,069,349
Other assets	13,565
Property and equipment	1,152,519
Right-of-use asset	611,890
Lease liability	(611,890)
Brand	709,496
Customer relationships	592,852
Licenses	915,000
Goodwill	13,676,649
Accounts payable and accrued liabilities	(650,970)
Total assets and liabilities acquired	18,812,683
Cash deposits and notes receivable	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	1,070,907
Common shares issued	1,130,363
Stock warrants issued**	786,284
Consideration payable *	9,775,129
Total consideration	18,812,683
*consideration payable includes $4,707,370 of derivative liabilities (Note 17)
**fair value based on acquisition date share price of $1.20, exercise price of $1.50, expected life of 5 years, volatility of 102.6%, risk free rate of 2.16%

p. 17

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

4. ACQUISITION OF SWELL COMPANIES (continued)

During the year ended January 31, 2020, the Company finalized an agreement with the former owners Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000 and interest of $91,369, was paid by the Company on January 4, 2021; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors' option to receive $5,000,000 of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21. The shares were issued into escrow on December 27, 2019 and will be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from October 4, 2019; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter.

At the acquisition date, consideration payable included derivative liabilities of $4,707,370, cash consideration payable of $846,256 and commitment to issue shares of $4,221,503.

At January 31, 2020, it was determined that the goodwill and intangible amounts for Swell were impaired and should be written off. The Company has written off $13,676,649 of goodwill and $1,536,260 of intangibles for the year ended January 31, 2020 (Note 10).

5. RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

6. RECEIVABLES

	January 31, 2021	January 31, 2020
Taxes receivable	$27,995	$22,014
Trade receivables, net	181,877	421,108
	$209,872	$443,122

Accounts receivable more than 90 days past due totaled $1,975 at January 31, 2021 (January 31, 2020 - $40,911).

7. BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The continuity for biological assets for the years ended January 31, 2021 and 2020 is as follows:

Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Increase in biological assets due to capitalized costs	7,615,455
Fair value adjustment on biological assets	1,243,340
Transferred to inventory upon harvest	(9,396,563)
Balance, January 31, 2020	1,408,271
Increase in biological assets due to capitalized costs	9,504,528
Fair value adjustment on biological assets	1,618,306
Transferred to inventory upon harvest	(11,190,323)
Balance, January 31, 2021	$1,340,782

p. 18

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

7. BIOLOGICAL ASSETS (continued)

Biological assets are valued in accordance with IAS 41 - Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company's biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3, see Note 24).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at January 31, 2021, on average, the biological assets were 50% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of January 31:
Significant Inputs and Assumptions	Range of Inputs	Sensitivity	2021	2020
Selling Price Per	$0.93 to $4.63	Increase 5%	$484,951	$71,297
Gram		Decrease 5%	$(484,951)	$(71,658)
Estimated Yield Per	80.4 to 194.6 grams	Increase 5%	$484,951	$70,423
Cannabis Plant		Decrease 5%	$(484,951)	$(70,423)

During the year ended January 31, 2021, the Company's biological assets produced 3,841,464 grams (year ended January 31, 2020 - 4,642,080 grams).

8. INVENTORY

	January 31, 2021	January 31, 2020
Finished goods	$2,166,616	$3,878,754
Work in progress	3,251,110	2,313,089
	$5,417,726	$6,191,843

Inventories expensed to cost of sales during the year ended January 31, 2021 was $19,052,681 (year ended January 31, 2020 - $25,810,389). In addition, during the year ended January 31, 2021, the Company recognized a gain of $8,365,616 for the realized fair value adjustment on inventory sold (year ended January 31, 2020 - gain of $5,292,763).

Impairment of inventory of $1,384,922 was recorded for the year ended January 31, 2021 related to Swell inventories.

p. 19

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

9. PROPERTY AND EQUIPMENT

	Land and building	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total
Cost
Balance, January 31, 2019	$-	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Assets from acquisition	-	522,279	50,388	25,846	646,507	1,245,020
Additions	4,675,389	97,956	12,350	-	560,328	5,346,023
Impairment	(3,305,176)	(709,064)	(125,282)	-	-	(4,139,522)
Balance, January 31, 2020	$1,370,213	$1,370,966	$416,320	$122,631	$1,636,499	$4,916,629
Additions	1,330,000	8,338	53,836	28,687	136,916	1,557,777
Category reclassification	-	(324,371)	-	-	324,371	-
Classified as held for sale	-	(792,467)	(87,957)	(40,708)	(557,882)	(1,479,014)
Disposals	-	(17,994)	(5,992)	(15,764)	(278,564)	(318,314)
Balance, January 31, 2021	$2,700,213	$244,472	$376,207	$94,846	$1,261,340	4,677,078

Accumulated Depreciation
Balance, January 31, 2019	-	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(128,225)	(214,331)	(88,667)	(52,324)	(215,853)	(699,400)
Balance, January 31, 2020	$(128,225)	$(515,914)	$(153,741)	$(59,943)	$(224,675)	$(1,082,498)
Depreciation expense	(73,847)	(129,976)	(65,962)	(19,777)	(341,256)	(630,818)
Category reclassification	-	128,319	-	-	(128,319)	-
Classified as held for sale	-	427,528	57,125	26,378	240,551	751,582
Disposals	-	3,549	3,650	9,152	185,082	201,433
Balance, January 31, 2021	$(202,072)	$(86,494)	$(158,928)	$(44,190)	$(268,617)	$(760,301)
Carrying amount, Jan. 31, 2020	$1,241,988	$855,052	$262,579	$62,688	$1,411,824	$3,834,131
Carrying amount, Jan. 31, 2021	$2,498,141	$157,978	$217,279	$50,656	$992,723	$3,916,777

Total depreciation expense for the year ended January 31, 2021 was $630,818 (year ended January 31, 2020 - $699,400). Of the total expense, $390,344 was allocated to inventory (2020 - $479,662).

During the year ended January 31, 2021, the Company recorded a loss of $116,881 related to the disposal of various items of leasehold improvements, furniture and fixtures, computer equipment and machinery and equipment related to the Oregon operations. The cost of the property and equipment disposed of was $318,314 and accumulated amortization was $201,433. There was $nil gross proceeds and the loss has been recorded as impairment of capital assets.

During the year ended January 31, 2021, the Company transferred lights and equipment with a cost of $324,371 and accumulated depreciation of $128,319 between operating units resulting in a classification change from leasehold improvements to machinery and equipment.

At January 31, 2021, the Company reclassified property and equipment with a cost of $1,479,014 and accumulated depreciation of $751,582 to assets to held to sale. The assets consisted primarily of redundant processing and extraction equipment as well as leasehold improvements and fixtures in a right of use asset. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms and related companies, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903 (Note 18). The consideration exceeded the fair market value of land acquired and as a result, the Company recorded acquisition reorganization costs of $1,204,740.

During the year ended January 31, 2020, the Company recognized impairment charge of $4,139,522 related to the Oregon CGU as the estimated recoverable amount was less than the carrying amount. There were no such impairments for the year ended January 31, 2021.

p. 20

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

10. INTANGIBLE ASSETS AND GOODWILL

	Licenses	Branding	Customer relationships	Start up costs	Total
Cost
Balance, January 31, 2019	$12,060,274	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	1,071,750	1,331,804	1,174,468	-	3,578,022
Impairment of intangibles	(428,626)	(391,759)	(715,875)	-	(1,536,260)
Balance, January 31, 2020	$12,703,398	$940,045	$1,999,040	$7,783	$15,650,266
Category reclassification	(337,082)	46,674	287,249	3,159	-
Classified as held for sale	(224,840)	-	(164,226)	(10,942)	(400,008)
Disposals	-	(117,737)	-	-	(117,737)
Balance, January 31, 2021	$12,141,476	$868,982	$2,122,063	$-	$15,132,521

Accumulated Amortization
Balance, January 31, 2019	$(214,171)	$-	$(25,674)	$(79)	$(239,924)
Amortization expense	(2,228,051)	(33,295)	(443,641)	(729)	(2,705,716)
Balance, January 31, 2020	$(2,442,222)	$(33,295)	$(469,315)	$(808)	$(2,945,640)
Amortization expense	(1,154,808)	(95,053)	(213,939)	(729)	(1,464,529)
Category reclassification	76,557	(46,674)	(26,845)	(3,038)	-
Classified as held for sale	98,043	-	115,254	4,575	217,872
Disposals	-	17,737	-	-	17,737
Balance, January 31, 2021	$(3,422,430)	$(157,285)	$(594,845)	$-	$(4,174,560)
Carrying amount, January 31, 2020	$10,261,176	$906,750	$1,529,725	$6,975	$12,704,626
Carrying amount, January 31, 2021	$8,719,046	$711,697	$1,527,218	$-	$10,957,961

Total amortization expense from intangible assets for the year ended January 31, 2021 was $1,464,528 (year ended January 31, 2020 - $2,705,716). Of the total expense, $47,160 was allocated to inventory (2020 - $119,310).

During the year ended January 31, 2021, the Company sold a brand for $100,000. At the time of the sale, the brand had a carrying amount of $100,000 comprised of cost of $117,747 and accumulated depreciation of $17,737. As the proceeds were consistent with the carrying amount there was no gain or loss recognized on the disposal.

At January 31, 2021, the Company reclassified intangible assets with a cost of $400,008 and accumulated depreciation of $217,872 to held for sale. The intangible assets classified as held for sale consist of licenses, customer lists, and startup costs associated with a right of use asset that has also been classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

The continuity of goodwill for the years ended January 31, 2021, and 2020 is as follows:

	Phantom Farms (Oregon)	Silver State Companies (Nevada)	Megawood Enterprises (Oregon)	Swell Companies (Oregon)	Total
Balance, January 31, 2019	$-	$28,541,323	$689,328	$-	$29,230,651
Additions from acquisitions	8,009,248	-	-	13,676,649	21,685,897
Impairment of Goodwill	(8,009,248)	-	(689,328)	(13,676,649)	(22,375,225)
Balance, January 31, 2020 and 2021	$-	$28,541,323	$-	$-	$28,541,323

The Company tested each of the CGUs for impairment at January 31, 2021 and 2020.

At January 31, 2020, the estimated recoverable amount of the Oregon geographic CGU was lower than the segment's carrying value. The Company recognized an impairment loss for the Oregon CGU totaling $22,375,225 of goodwill, and $1,536,260 of intangibles; this loss has been treated as Impairment of goodwill and intangible assets on the Consolidated Statement of Loss and Comprehensive Loss. There were no such impairments for the year ended January 31, 2021.

p. 21

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31, 2021	January 31, 2020
Accounts payable	$1,382,519	$1,136,955
Accrued liabilities	1,183,259	1,449,286
Interest payable	115,218	902,033
	$2,680,996	$3,488,274

During the year ended January 31, 2021, the Company reversed an interest accrual of $710,954. The recovery has been recorded as an offset to interest expense.

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS

Under IFRS 16 - Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified ten contracts executed by the Company and its wholly owned subsidiaries that are leases as defined under IFRS 16. In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur). Lease liabilities were calculated with discount rates ranging from 10-20%.

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
Swell Companies, LTD	Land/Building	Yes	5
Silver State Cultivation LLC	Land/Building	Yes	12
Silver State Relief LLC (Sparks)	Land/Building	Yes	12
Silver State Relief LLC (Fernley)	Land/Building	Yes	12
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

p. 22

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,380,236
One to five years	16,139,530
Total undiscounted lease liabilities at January 31, 2021	$17,519,767
Lease liabilities included in the statement of financial position
Current	$437,857
Non-current	9,691,215
Balance, January 31, 2021	$10,129,072
Amounts recognized in profit or loss
Interest on lease liabilities	$513,423
Total cash outflow for leases	$1,613,173

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2019	$7,861,107
Right-of-use additions	3,386,237
Adjustment*	(927,300)
Disposal**	(4,197,087)
Balance, January 31, 2020	6,122,957
Right-of-use additions	7,263,368
Classified as held for sale	(832,736)
Disposal***	(899,398)
Balance, January 31, 2021	$11,654,191
Accumulated Amortization
Balance, January 31, 2019	(116,496)
Disposal**	230,686
Amortization expense	(1,576,459)
Balance, January 31, 2020	(1,462,269)
Disposal***	554,631
Classified as held for sale	299,687
Amortization expense	(1,280,652)
Balance, January 31, 2021	$(1,888,603)
Carrying Amount, January 31, 2020	$4,660,688
Carrying Amount, January 31, 2021	$9,765,588

*During the year ended January 31, 2020, the Company entered into amending lease agreements on six leases resulting in adjustments to ROU assets and lease liabilities of $927,300. The incremental borrowing rate was lowered on all six leases.
**During the year ended January 31, 2020, the Company derecognized ROU assets and lease liabilities of $3,800,000 on acquisition of land and building that was subject to lease. The Company terminated another $397,087 in leases during the same year resulting in decreases in lease liabilities and ROU assets. Accumulated amortization in these lease disposals of $230,686 was adjusted on disposal.
***During the year ended January 31, 2021, the Company terminated a lease resulting in an adjustment on disposal to lease liabilities of $400,961 and ROU assets cost of $899,398 and accumulated amortization of $554,631. A gain on disposal of $56,194 was recognized representing the excess of the lease liability above the right of use asset. The gain has been recorded in other income on the consolidated statement of loss and comprehensive loss.

Total depreciation expense for the year ended January 31, 2021 was $1,280,652 (year ended January 31, 2020 - $1,576,459). Of the total expense, $826,231 was allocated to inventory (2020 - $977,487).

p. 23

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

During the year ended January 31, 2021, the Company amended lease agreements on three leases to extend their term (note 25). This resulted in right-of-use asset additions of $7,263,368.

At January 31, 2021, the Company reclassified right of use assets with a cost of $832,736 and accumulated depreciation of $299,687 to held for sale following an assessment that the Swell and Pure Green properties were redundant to the Company's operation. In addition, the Company reclassified the associated lease liabilities of $629,180 to be classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

13. LONG TERM DEBT

	Mortgage on building	Equipment and Vehicle loans	Total
Balance, January 31, 2019	$-	$-	$-
Assumed in PPE acquisitions	513,294	186,463	699,757
Payments	(16,910)	(62,511)	(79,421)
Balance, January 31, 2020	496,384	123,952	620,336
Interest	21,933	20,975	42,908
Payments	(45,551)	(74,363)	(119,914)
Balance, January 31, 2021	$472,766	$70,564	$543,330
Current portion	$24,703	$56,341	$81,044
Long-term portion	$448,063	$14,223	$462,286

The mortgage on building is a 20-year mortgage that began on February 1, 2015 and matures on January 1, 2035. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans consist of three loans with maturity dates ranging from June 1, 2021 through May 15, 2023 and interest rates ranging from 5.59% to 19.9% with payments made monthly.

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

Convertible debentures and convertible promissory notes are compound financial instruments that are accounted for based on their components of financial liability and equity. The financial liability component represents the Company's future obligation to pay coupon interest and principal. The liability component is initially measured at its fair value (net present value) and subsequently measured at its amortized cost. After the net present value of the financial liability is determined, any residual amount is reported as an equity instrument at the convertible debentures' issuance date.

Transaction costs related to the issuance of convertible notes are apportioned to their respective financial liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

p. 24

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is the continuity of the Company's convertible debentures issued in Canadian dollars. All below disclosure is denominated in U.S. dollars:

Convertible debentures
	December 31, 2018	January 30, 2019	Total
	issuance	Issuance
Balance, January 31, 2019	$3,181,800	$6,977,853	$10,159,653
New issuances	265,146	388,486	653,632
Conversions	(1,546,384)	(2,993,607)	(4,539,991)
Interest	322,348	559,398	881,746
Accretion expense	186,664	170,385	357,049
Interest paid - cash	(268,503)	(452,052)	(720,555)
Foreign exchange loss	8,318	67,403	75,721
Balance, January 31, 2020	2,149,389	4,717,866	6,867,255
New issuances	1,680,922	3,786,930	5,467,852
Conversions	(4,140,182)	(8,799,219)	(12,939,401)
Interest	191,223	410,755	601,978
Accretion expense	142,632	129,968	272,600
Interest paid - cash	(255,658)	(544,038)	(799,696)
Foreign exchange loss	231,674	297,738	529,412
Balance, January 31, 2021	$-	$-	$-

The following transactions occurred during the year ended January 31, 2021:

(a) 262 convertible debentures were issued for gross proceeds of $195,734 (C$262,000). A total of $2,508,068 (C$3,209,000) in principal of the December 31, 2018 convertible debentures were converted into 4,011,250 common shares of the Company. The remaining balance outstanding is $nil.

(b) 497 convertible debentures were issued for gross proceeds of $371,297 (C$497,000). A total of $5,204,120 (C$6,673,000) in principal of the January 30, 2019 convertible debentures were converted into 8,341,250 common shares of the Company. The remaining balance outstanding is $nil.

(c) 1,988 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $1,485,188 (C$1,988,000). 2,087 warrant debentures with a carrying amount of $1,632,114 (C$2,087,000) were converted into common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

(d) 4,572 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $3,415,633 (C$4,572,000). 4,587 warrant debentures issued under the January 30, 2019 issuance with a carrying amount of $3,595,099 (C$4,587,000) were converted into common shares of the Company. At January 31, 2021, all warrants had been exercised or expired.

The following transactions occurred during the year ended January 31, 2020:

(a) 359 warrants were exercised in connection with the convertible debentures issued on December 31, 2018, resulting in gross proceeds of $265,146 (C$359,000) and of those, 250 warrant debentures were converted into common shares of the Company. At January 31, 2020, 2,315 warrants were available to be exercised.

(b) 526 warrants were exercised in connection with the convertible debentures issued on January 30, 2019, resulting in gross proceeds of $388,486 (C$526,000) and of those, 487 warrants debentures were converted into common shares of the Company. At January 31, 2020, 4,664 warrants were available to be exercised.

p. 25

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2019	$1,670,830	$175,000	$-	$1,845,830
Issued	-	-	1,000,000	1,000,000
Conversion	(660,647)	-	-	(660,647)
Interest	48,600	-	69,041	117,641
Accretion expense	77,282	-	-	77,282
Balance, January 31, 2020	1,136,065	175,000	1,069,041	2,380,106
Payment	-	(175,000)	-	(175,000)
Interest	48,732	-	100,275	149,007
Accretion expense	83,352	-	-	83,352
Balance, January 31, 2021	$1,268,149	$-	$1,169,316	$2,437,465

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and are fully due and payable on June 13, 2021.

On February 7, 2019, one vendor converted their portion of the convertible note of $660,647 to 977,479 common shares. On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at January 31, 2021 was $308,364 (January 31, 2020 - $nil).

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at January 31, 2021 was $nil (January 31, 2020 - $nil). On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (Note 18).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date.

p. 26

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

14. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	February 4, 2019	Total
	issuance	Issuance
Balance, January 31, 2019	$30,000,000	$-	$30,000,000
Issued	-	290,000	290,000
Payments	(8,800,000)	(290,000)	(9,090,000)
Balance, January 31, 2020	21,200,000	-	21,200,000
Payments	(7,013,333)		(7,013,333)
Balance, January 31, 2021	$14,186,667	$-	$14,186,667
Current portion	$6,080,000	$-	$6,080,000
Long-term portion	$8,106,667	$-	$8,106,667

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum. The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his senior secured Note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period. Commencing December 1, 2020, the monthly payments will be $506,667 plus interest. The interest rate at 9.5% is unchanged.

For the year ended January 31, 2021, interest expense was $1,643,363 (year ended January 31, 2020 - $2,511,770). Interest paid during the year ended January 31, 2021 was $1,715,750 (year ended January 31, 2020 - $2,391,562).

15. CONSIDERATION PAYABLE

The following table reflects the continuity of consideration payable:

Balance, January 31, 2019	$1,375,268
Swell Companies acquisition - May 25, 2019 (Note 4)	846,256
Consideration paid - cash	(1,375,268)
Balance, January 31, 2020	846,256
Consideration paid - cash	(846,256)
Balance, January 31, 2021	$-

p. 27

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

16. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

17. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability:

Balance, January 31, 2019	$23,097
On acquisition February 4, 2019	3,748,377
On acquisition May 24, 2019	4,707,370
Fair value adjustment on derivative liabilities	(4,779,692)
Balance, January 31, 2020	3,699,152
Fair value adjustment on derivative liabilities	5,731,839
Balance, January 31, 2021	$9,430,991

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions are based on the Company's common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Inputs into the calculation of fair value adjustment are as follows:

	January 31,	January 31,	May 24,	February 4,
	2021	2020	2019	2019
Discount rate	0.30%	1.36%	2.50%	2.19%
Expected life in years	5.34	6.14	7.00	7.00
Expected stock volatility	80%	100%	100%	100%
Expected volatility of foreign exchange	5.29%	5.29%	5.29%	5.84%

p. 28

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital for the years ended January 31, 2021 and 2020:

	Number of Shares	Amount
Balance, January 31, 2019	58,505,255	$52,923,983
Shares issued - acquisition of Phantom Farms (i)	2,670,000	2,507,138
Shares issued - conversion of promissory note (ii)	977,479	660,647
Shares issued - warrant exercises (iii)	915,545	1,018,748
Shares issued - option exercises (iv)	80,000	77,980
Shares issued - acquisition of Swell (v)	8,281,905	4,927,178
Shares issued - acquisition of EFF building (vi)	3,983,886	4,136,646
Shares issued - partial settlement of EFF share payment note (vii)	368,688	368,688
Shares issued - private placement (viii)	5,589,493	4,895,379
Shares issued - conversion of debentures (ix)	8,016,388	4,539,991
Share issue costs	-	(28,110)
Balance, January 31, 2020	89,388,639	76,028,268
Shares issued - acquisition of Phantom Farms (x)	7,132,042	2,582,903
Shares issued - Megawood (xi)	95,849	38,415
Shares issued - option exercises (xii)	200,000	197,708
Shares issued - conversion of debentures (xiii)	19,764,694	12,939,401
Shares issued - Swell commitment (xiv)	456,862	429,582
Shares issued - EFF commitment (xv)	19,774	21,371
Balance, January 31, 2021	117,057,860	$92,237,648

(i) On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 3).

(ii) On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(iii) During the year ended January 31, 2020, the Company issued 915,545 shares upon the exercise of warrants.

(iv) During the year ended January 31, 2020, the Company issued 80,000 shares upon the exercise of stock options.

(v) On May 24 and December 27, 2019, the Company issued 1,266,667 shares and 7,015,238 shares, respectively, as consideration for the purchase of Swell Companies (Note 4).

(vi) On May 10, 2019, the Company issued 3,983,886 shares as consideration for the purchase of the building and land that EFF was previously leasing.

(vii) On June 12, 2019, the Company issued 368,688 shares to a vendor of EFF for a partial payment of the Company's commitment to issue shares.

p. 29

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

(viii) On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 shares at C$1.38, for total gross proceeds of $5,847,135 (C$7,713,500). Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant for a period of one year.

(ix) During the year ended January 31, 2020 the Company issued 8,016,388 shares upon the conversion of debentures.

(x) On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903.

(xi) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (Note 14).

(xii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(xiii) During the year ended January 31, 2021 the Company issued 19,764,694 shares upon the conversion of debentures.

(xiv) On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as final settlement of the Company's commitment to issue shares.

(xv) On December 30, 2020, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2021 shares issued pursuant to this commitment total 1,349,046 shares.

The Company committed to issue 7,015,238 shares valued at 3,796,815 to the vendors of Swell companies at December 27, 2019. These shares were issued during the year ended January 31, 2020.

The Company committed to issue 456,852 shares valued at $424,688 to the vendors of Swell Companies on November 24, 2020. These shares were issued on November 23, 2020.

p. 30

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

Warrants

The following summarizes the Company's warrant activity:

Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms (Note 3)	1,700,000	1.50
Issued - Swell Companies (Note 4)	1,200,000	1.50
Issued - Private Placement (xvii)	2,794,746	1.83
Exercised	(915,045)	1.06
Expired	(4,239,000)	2.27
Balance, January 31, 2020	5,694,746	1.66	0.74
Issued	6,200,000	1.00
Balance, January 31, 2021	11,894,746	1.32	1.96

As at January 31, 2021, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Warrants
February 4, 2021	1.50	1,700,000
May 28, 2021	1.83	2,794,746
December 31, 2023	1.00	1,922,000
January 30, 2024	1.00	4,278,000
May 24, 2024	1.50	1,200,000
		11,894,746

On May 28, 2020, the Company extended the expiry date of the C$1.83 warrants due to expire on May 29, 2020 to expire on May 29, 2021, all other terms remain the same.

On November 19, 2020, the Company announced that it had secured an equity commitment from three investment managers and Mr. Newman (the "Investors"), to guarantee the repayment of the 10% Convertible Debentures which remain outstanding at maturity, which is December 31, 2020 and January 30, 2021. Funds advanced by the Investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of C$0.80 per common share. At November 19, 2020, $6,225,018 (C$8,212,000) was outstanding under these debentures which are convertible at maturity into common shares of the Company at a price of C$0.80 per common share.

In consideration of the equity commitment, the Company issued an aggregate of 1,941,084 warrants with respect to the debentures maturing December 31, 2020, and 4,258,916 warrants with respect to the debentures maturing January 30, 2021. In total 6,200,000 warrants were issued. Each warrant will be exercisable for one common share for three years at an exercise price of C$1.00. These warrants are subject to the statutory four month and one day hold period. Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of return 0.18% to 0.25%, dividend yield of 0%, and forfeiture rate of 0%. The Company recorded interest expense of $2,116,192 (C$2,764,382) with respect to the warrants issued (2020 - $nil).

p. 31

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the "Plan") on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On January 28, 2021, the Company issued 150,000 stock options. Each stock option entitles the holder to purchase one common share of the Company at $1.50 per common share. The options vest over a two-year period and expire on January 28, 2024. Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of 0.19%, dividend yield of 0% and forfeiture rate of 0%.

On August 17, 2020, the Company issued 3,905,000 stock options. Each stock option entitles the holder to purchase one common share of the Company at $0.70 per common share. The options vest over a two-year period and expire on August 17, 2023. Value at grant date determined with the following assumptions: life of 3 years, volatility of 80%, risk free rate of return 0.29%, dividend yield of 0%, and forfeiture rate of 0%.

On January 24, 2020, the Company granted incentive stock options to purchase an aggregate of 100,000 common shares at an exercise prices of C$0.80 vesting over a 1-year period, expiring at close of business January 24, 2023. Value at grant date determined with the following assumptions: life of 3 years, volatility of 100%, risk free rate of return 1.46%, dividend yield of 0%, and forfeiture rate of 0%.

During the year ended January 31, 2021, 200,000 (2020 - 80,000) options were exercised for proceeds of $98,950 (C$130,000) (2020 - $39,028).

Details of the Company's stock option activity are as follows:

Options outstanding and exercisable
	Options outstanding and exercisable	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	2,520,000	2.41	2.30
Granted	1,830,000	1.14
Exercised	(80,000)	0.65
Expired/Cancelled	(1,015,000)	2.28
Balance, January 31, 2020	3,255,000	1.78	2.18
Granted	4,055,000	0.73
Exercised	(200,000)	0.65
Expired/Cancelled	(145,000)	0.71
Balance January 31, 2021	6,965,000	1.22	2.05

p. 32

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

18. SHARE CAPITAL AND RESERVES (continued)

As at January 31, 2021, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	January 31, 2021 Outstanding	January 31, 2021 Exercisable
June 25, 2021	2.80	1,350,000	1,350,000
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	1,301,667
January 28, 2024	1.50	150,000	50,000
October 9, 2024	1.00	500,000	500,000
		6,965,000	4,261,667

During the year ended January 31, 2021, the Company recorded a share-based compensation expense of $494,435 (2020 - $492,631). The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2021	2020
Risk-free rate	0.19%	0.29%
Expected life of options	3 years	3 years
Annualized volatility	80%	80%
Dividend rate	0%	0%

19. GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses for the year ended January 31, 2021 and 2020 were comprised of the following:

	Year ended January 31,
	2021	2020
	-$-	-$-

Salaries and wages	3,046,595	5,526,408
Professional fees and consulting	642,389	922,861
Accounting and legal	501,855	596,984
Travel and entertainment	102,046	430,301
Foreign exchange loss (gain)	2,156	(34,884)
License fees, taxes and insurance	1,849,571	992,437
Office facilities and administrative	417,131	499,504
Shareholder communications	15,834	7,237
Other	394,165	359,629
	6,971,742	9,300,477

20. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

p. 33

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

20. SEGMENTED INFORMATION (continued)

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

January 31, 2021	Oregon	Nevada	Corporate	Consolidated
Total revenue	$2,661,223	$33,466,063	$-	$36,127,286
Gross profit	717,650	17,934,505	-	18,652,155
Operating expenses:
General and administration	(668,041)	(3,506,509)	(2,797,192)	(6,971,742)
Sales, marketing, and promotion	(27,932)	(136,697)	(1,850)	(166,479)
Depreciation and amortization	(393,804)	(1,667,339)	(51,121)	(2,112,264)
Share-based compensation	-	-	(494,435)	(494,435)
Impairment of inventory	(1,384,922)	-	-	(1,384,922)
Interest, accretion, and other	(1,123,018)	(100,028)	(10,039,238)	(11,262,284)
Net profit (loss) before taxes	$(2,880,067)	$12,523,932	$(13,383,836)	$(3,739,971)

Assets	$9,206,964	$26,178,106	$33,424,439	$68,809,509
Liabilities	$2,635,899	$9,696,697	$31,138,412	$43,471,008

January 31, 2020	Oregon	Nevada	Corporate	Consolidated
Total revenue	$5,503,872	$32,201,223	$-	$37,705,095
Gross profit (loss)	(1,006,077)	14,144,123	-	13,138,046
Operating expenses	(2,007,400)	(6,455,101)	(5,856,652)	(14,319,153)
Impairment of goodwill, assets	(26,514,747)	-	-	(26,514,747)
Interest, accretion, and other	(1,540,265)	7,979	387,173	(1,145,113)
Net profit (loss) before taxes	$(31,068,489)	$7,697,001	$(5,469,479)	$(28,840,967)

Assets	$9,646,005	$21,149,800	$30,654,280	$61,450,085
Liabilities	$3,079,174	$4,164,557	$40,626,800	$47,870,531

21. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. At January 31, 2021, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2022	$277,214	$1,431,192	$1,708,406
2023	$232,961	$1,467,282	$1,700,243
2024	$224,513	$1,504,455	$1,728,968
2025	$80,414	$1,314,551	$1,394,965
2026	$45,743	$1,353,987	$1,399,730
Thereafter	$415,496	$10,405,121	$10,820,617
	$1,276,341	$17,476,588	$18,752,929

p. 34

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental and non-cash transactions during the year ended January 31, 2021

•	There were interest payments of $2,515,446 and income taxes of $2,832,676 paid.
•	The Company issued 7,132,042 common shares valued at $2,582,903 pursuant to the amended terms of the purchase of Phantom Farms, including SDP.
•	The Company issued 95,849 common shares value at $38,415 as partial repayment of the $175,000 convertible promissory note related to the Megawood acquisition.
•	The Company issued 456,862 common shares valued at $429,582 to Swell as part of the purchase agreement dated May 23, 2019 as settlement of a commitment to issue shares.
•	The Company issued 19,774 common shares valued at $21,371 to the vendors of EFF for a partial settlement of the commitment to issue shares.

Supplemental and non-cash transactions during the year ended January 31, 2020

•	There were interest payments of $3,291,295 and no income taxes were paid.
•	The Company issued 2,670,000 common shares valued at $2,507,138 for the acquisition of Phantom Farms.
•	The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies.
•	The Company issued 7,015,238 common shares valued at $3,796,815 for the acquisition of Swell Companies.
•	The Company issued 3,983,886 common shares valued at $4,136,646 for the purchase of a building.
•	The Company issued 368,688 common shares valued at $368,688 to settle a portion of a share payment note.
•	The Company issued 8,016,388 common shares valued at $4,539,991 upon the conversion of debentures.
•	The Company issued 977,479 common shares valued at $660,647 upon the conversion of a portion of a convertible promissory note.
•	Transfer from reserves to share capital of $289,159 and $38,952 on exercise of warrants and options respectively.

23. TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss and comprehensive loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E.

Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return.

p. 35

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

23. TAXATION (continued)

The reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-

Loss for the year	(3,739,971)	(28,840,967)
Statutory tax rates	27%	27%
Expected income tax recovery	(1,009,792)	(7,787,061)
Change in statutory, foreign tax, foreign exchange rates and other	(1,141,010)	3,135,069
Permanent differences	3,561,240	8,006,873
Share issue costs	(7,733)	(7,590)
Change in unrecognized deductible temporary differences	963,341	367,375
Total income tax expense	2,366,046	3,714,666

Current income tax expense for the year ended January 31, 2021 represents current and deferred taxation arising from business operations in the United States.

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-
Deferred tax assets (liabilities)
Exploration and evaluation assets	1,258,000	254,000
Property and equipment	(236,000)	1,012,000
Share issue costs	499,000	611,000
Biological assets	(885,000)	186,000
Intangible assets	(1,784,000)	619,000
Goodwill	3,984,000	-
Marketable securities	-	2,000
Asset retirement obligation	15,000	15,000
Right of use assets	(2,051,000)	-
Lease liabilities	2,127,000	-
Allowable capital losses	138,000	36,000
Non-capital losses available for future period	4,551,000	3,918,000
	7,616,000	6,653,000
Unrecognized deferred tax assets	(7,616,000)	(6,653,000)
Deferred tax assets	-	-

p. 36

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

23. TAXATION (continued)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	2021	Expiry Date Range	2020
	-$-		-$-
Temporary Differences
Exploration and evaluation assets	4,661,000	No expiry date	942,000
Property and equipment	(1,125,000)	No expiry date	4,819,000
Share issue costs	1,847,000	2038 to 2041	2,262,000
Biological assets	(4,213,000)	No expiry date	886,000
Intangible assets	(8,494,000)	No expiry date	2,949,000
Goodwill	18,970,000	No expiry date
Marketable securities	-	No expiry date	15,000
Asset retirement obligation	55,000	No expiry date	54,000
Right of use assets	(9,766,000)	No expiry date
Lease liabilities	10,129,000	No expiry date
Allowable capital losses	513,000	No expiry date	135,000
Non-capital losses available for future periods	16,856,000	Varies	14,511,000
Canada	16,856,000	2026 to 2041	14,511,000
USA	-	No expiry date	-

24. FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the possibility of a loss to the Company resulting from a borrower's failure to repay a loan or meet contractual obligations. The Company's primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company's cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

p. 37

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

p. 38

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

24. FINANCIAL RISK MANAGEMENT (continued)

The following table summarizes the Company's financial liabilities at January 31, 2021:

Maturity analysis of financial liabilities	Total	Within 1 year	1 - 5 years	Greater than 5 years
Accounts payable and accrued liabilities	$2,680,996	$2,680,996	$-	$-
Promissory note payable	14,186,667	6,080,000	8,106,667	-
Convertible promissory note	2,437,465	2,437,465	-	-
Long-term debt	543,330	81,044	123,210	339,076
Lease liabilities	10,129,072	437,857	2,863,867	6,827,348
Total	$29,977,530	$11,717,362	$11,093,744	$7,166,424

As at January 31, 2021, the Company has undiscounted lease payments of $17,519,767 related to right of use assets.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 1% in the CAD/USD exchange rate would impact loss and comprehensive loss by $217,000.

Capital Management

The Company's objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital includes debt and shareholders' equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

At January 31, 2021, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit with respect to its former oil well business.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

p. 39

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

24. FINANCIAL RISK MANAGEMENT (continued)

The following table shows the carrying amounts of financial assets and financial liabilities by category:

	January 31, 2021	January 31, 2020
Financial assets at amortized cost (1)	$6,494,793	$3,565,721
Financial liabilities at amortized cost (2)	$29,977,530	$40,403,587
Financial liabilities at fair value through profit or loss (3)	$9,430,991	$3,699,152

(1) Includes cash, restricted cash and receivables.

(2) Includes accounts payable and accrued liabilities, promissory note, convertible promissory note, convertible debentures, consideration payable, lease liabilities and debt.

(3) Includes derivative liability.

25. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at January 31, 2021 and 2020:

	January 31, 2021	January 31, 2020
Due to the President and CEO(1)	$14,369,004	$21,713,910
Lease liabilities due to a company controlled by the CEO	9,539,744	3,053,929
Lease liabilities due to SDP Development	589,328	749,766
Due to directors and officers of the Company	-	1,476
Due to the CFO of the Company	527	64
	$24,498,603	$25,519,145

(1) Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

The Company had the following transactions with related parties including key management personnel during the year ended January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-

Consulting fees paid to a director	-	38,310
Amounts paid to CEO or companies controlled by CEO(1)	10,368,616	13,039,739
Salary paid to key management personnel	499,710	1,131,196
Share compensation including warrants and stock options for directors and officers	360,610	95,613
Convertible debenture interest paid to directors and officers	18,346	27,230
Lease payments made to SDP Development	228,192	282,896
	11,475,474	14,614,984

(1) Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and promissory note principal and interest.

p. 40

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

25. RELATED PARTY TRANSACTIONS (continued)

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a Director of the Company is a principal owner. The Company had agreed on February 4, 2019 (Note 3) to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations. The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

On February 12, 2020 the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903. The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded transaction costs of $1,204,740. The Company has three remaining leases with SDP Development. The undiscounted future cash flows for the three remaining leases total $684,576.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO). The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022. The undiscounted future cash flows for all three leases including the five year extension total $16,930,437.

On August 17, 2020, the Company granted a total of 1,250,000 stock options to key management personnel to purchase common shares, exercisable on or before August 17, 2023, at an exercise price of C$0.70 per share. In connection with these options, the Company recorded share based compensation expense of $130,012 (C$174,022) in the year.

On January 28, 2021, the Company granted a total of 150,000 stock options to key management personnel to purchase common shares, exercisable on or before January 28, 2024, at an exercise price of C$1.50 per share.

On December 31, 2020, the Company granted a total of 210,800 warrants to the CEO to purchase common shares, exercisable on or before December 31, 2023, at an exercise price of C$1.00 per share. In connection with these warrants, the Company recorded share based compensation of $70,270 (C$94,057) in the year.

On January 30, 2021, the Company granted a total of 469,200 warrants to the CEO to purchase common shares, exercisable on or before January 30, 2024, at an exercise price of C$1.00 per share. In connection with these warrants, the Company recorded share based compensation of $156,243 (C$209,133) in the year.

26. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

p. 41

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

26. CONTINGENCIES (continued)

Legal proceedings

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure (ORCP) 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's Rule 21 motion in its entirety to dismiss all of Plaintiffs' claims pursuant to Oregon Rules of Civil Procedure 21A(1). The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

The Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the matter and the parties briefed and argument the petition before the Clackamas County court. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees and $1,252 in costs through a supplemental judgment. On March 3, 2021, Plaintiffs filed a notice of appeal from the supplemental judgement awarding attorney fees. It is too early to predict the resolution of the appeal, however the judgment remains subject to execution at any time.

On November 12, 2020, Plaintiffs filed a notice of appeal with the appeals court administrator. The Oregon Court of Appeals assigned the case to the appellate settlement conference program, as it does in due course. It is too early to predict the resolution of the appeal. The parties have agreed to attempt to settle all of the Oregon claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

On or about September 13, 2019, the Company delivered a notice to the Plaintiffs of alleged breach and default under the purchase and sale agreement, due to unlawful, intentional acts and material misrepresentations before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs. In connection with the Oregon lawsuit, the Company conducted an internal investigation regarding malfeasance by the Plaintiffs (discussed more fully below under Oregon Compliance). On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Company's counterclaims included the malfeasance discovered during the internal investigation. Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020 and the parties have stipulated to a form of amended pleading which includes the joinder of additional parties, an owner of PMH and EFF, and additional contract and equitable claims and damages, similar to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims). This action remains in the discovery stage, given that the parties have exchanged written discovery, but it remains too early to predict its resolution. The parties have agreed to attempt to settle all of the British Columbian claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

p. 42

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

26. CONTINGENCIES (continued)

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments. This action remains at the beginning of the discovery phase and it is too early to predict its resolution. It is noteworthy that Wallace Hill has taken no action in prosecuting its civil claim since the Company filed its counterclaims.

Earn out shares

The Company has granted the opportunity for the vendors of certain acquisitions to earn shares of the Company if certain conditions are satisfied. The earn out shares available to the vendors of Eco Firma Farms are considered to have no value. The earn out shares available to the vendors of both Swell Companies and Phantom Farms (Notes 3 and 4) are recorded as a derivative liability (Note 17).

27. RECLASSIFICATION OF COMPARATIVE FIGURES

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the Consolidated Statements of Loss and Comprehensive Loss for fiscal year ended January 31, 2020, to reclassify $184,655 from general and administration expenses to cost of sales.

28. SUBSEQUENT EVENTS

On February 4, 2021, warrants were exercised to purchase 456,100 common shares of the Company for proceeds of $535,204. Included in the above total was the purchase of 426,100 common shares of the Company by a Director of the Company.

On April 5, 2021, the Company issued 19,774 common shares to vendors of Eco Firma Farms as part of the purchase agreement dated June 13, 2018 as settlement of the share payment note, recognized as a reduction to the Company's commitment to issue shares.

On April 23, 2021, the Company closed on a purchase and sale agreement for certain assets in Oregon. This agreement was announced on January 7, 2021. As a result of the sale, the Company has disposed of all assets and liabilities classified as held for sale.

p. 43

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.4	Earn-Out Share Agreement dated November 4, 2021 between the Company and certain Phantom vendors
4.5	Promissory Note to Sonny Newman dated November 16, 2020
8.1	List of Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2022
15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on February 1, 2021)
15.3	Consent of Baker Tilly US, LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: August 15, 2022