Form 20-F/A
period 2022-01-31
C21 Investments Inc.
filed 2022-08-16
CIK 831609

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ Other ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the "Amendment") amends C21 Investment Inc.'s (the "Company") Annual Report on Form 20-F for the fiscal year ended January 31, 2022 (the "Form 20-F"), as filed with the Securities and Exchange Commission on August 15, 2022, and is being filed solely to furnish the Company's financial statements for the fiscal year ended January 31, 2021 formatted in inline eXtensible Business Reporting Language ("iXBRL").

Pursuant to Rule 12b-15 promulgated under the United States Securities Exchange Act of 1934, as amended, we have repeated the entire text of Item 18 and Item 19 from the Form 20-F in this Amendment. However, there have been no changes to the text of either item other than the change stated in the immediately preceding paragraph.

This Amendment includes new certifications by our Principal Executive Officer and Principal Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the original Form 20-F.

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

C21 INVESTMENTS INC.

Consolidated Financial Statements For the years ended January 31, 2021 and 2020 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Baker Tilly US, LLP 18500 Von Karman Ave; 10th Fl. Irvine, CA 92612 United States of America T: +1 (949) 222 2999 F: +1 (949) 222 2989 bakertilly.com 23

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

The following are the Company's wholly owned subsidiaries that are included in these consolidated financial statements as at and for the year ended January 31, 2021:

	Country of	Percentage
Name of Subsidiary	Incorporation	Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services
Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss.

The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee.

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

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill  Any excess of the fair value of the net assets acquired over the consideration, is a gain on business acquisition and would be recognized as a gain in the consolidated statement of loss and comprehensive loss.
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

p. 23

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

12. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

During the year ended January 31, 2021, the Company amended lease agreements on three leases to extend their term (note 25). This resulted in right of use asset additions of $7,263,368.

At January 31, 2021, the Company reclassified right-of-use assets with a cost of $832,736 and accumulated depreciation of $299,687 to held for sale following an assessment that the Swell and Pure Green properties were redundant to the Company's operation. In addition, the Company reclassified the associated lease liabilities of $629,180 to be classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

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

When valuing the financial liability component of the convertible notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note’s term until its maturity date.

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
p. 34

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental and non-cash transactions during the year ended January 31, 2021

•	There were interest payments of $2,515,446 and income taxes of $2,832,676 paid.
•	The Company issued 7,132,042 common shares valued at $2,582,903 pursuant to the amended terms of the purchase of Phantom Farms, including SDP.
•	The Company issued 95,849 common shares value at $38,415 as partial repayment of the $175,000 convertible promissory note related to the Megawood acquisition.
•	The Company issued 456,862 common shares valued at $429,582 to Swell as part of the purchase agreement dated May 23, 2019 as settlement of a commitment to issue shares.
•	The Company issued 19,774 common shares valued at $21,371 to the vendors of EFF for a partial settlement of the commitment to issue shares.

Supplemental and non-cash transactions during the year ended January 31, 2020

•	There were interest payments of $3,291,295 and no income taxes were paid.
•	The Company issued 2,670,000 common shares valued at $2,507,138 for the acquisition of Phantom Farms.
•	The Company issued 1,266,667 common shares valued at $1,130,363 for the acquisition of Swell Companies.
•	The Company issued 7,015,238 common shares valued at $3,796,815 for the acquisition of Swell Companies.
•	The Company issued 3,983,886 common shares valued at $4,136,646 for the purchase of a building.
•	The Company issued 368,688 common shares valued at $368,688 to settle a portion of a share payment note.
•	The Company issued 8,016,388 common shares valued at $4,539,991 upon the conversion of debentures.
•	The Company issued 977,479 common shares valued at $660,647 upon the conversion of a portion of a convertible promissory note.
•	Transfer from reserves to share capital of $289,159 and $38,952 on exercise of warrants and options respectively

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

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	Year ended January 31,
	2021	2020
	-$-	-$-
Deferred tax assets (liabilities)
Exploration and evaluation assets	1,258,000	254,000
Property and equipment	(236,000)	1,012,000
Share issue costs	499,000	611,000
Biological assets	(885,000)	186,000
Intangible assets	(1,784,000)	619,000
Goodwill	3,984,000	-
Marketable securities	-	2,000
Asset retirement obligation	15,000	15,000
Right-of-use assets	(2,051,000)	-
Lease liabilities	2,127,000	-
Allowable capital losses	138,000	36,000
Non-capital losses available for future period	4,551,000	3,918,000
	7,616,000	6,653,000
Unrecognized deferred tax assets	(7,616,000)	(6,653,000)
Deferred tax assets	-	-
p. 36

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended January 31, 2021 and 2020 (Expressed in U.S. dollars)

23. TAXATION (continued)

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statement of financial position are as follows at January 31, 2021 and 2020:

	2021	Expiry Date Range	2020
	-$-		-$-
Temporary Differences
Exploration and evaluation assets	4,661,000	No expiry date	942,000
Property and equipment	(1,125,000)	No expiry date	4,819,000
Share issue costs	1,847,000	2038 to 2041	2,262,000
Biological assets	(4,213,000)	No expiry date	886,000
Intangible assets	(8,494,000)	No expiry date	2,949,000
Goodwill	18,970,000	No expiry date
Marketable securities	-	No expiry date	15,000
Asset retirement obligation	55,000	No expiry date	54,000
Right-of-use assets	(9,766,000)	No expiry date
Lease liabilities	10,129,000	No expiry date
Allowable capital losses	513,000	No expiry date	135,000
Non-capital losses available for future periods	16,856,000	Varies	14,511,000
Canada	16,856,000	2026 to 2041	14,511,000
USA	-	No expiry date	-

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
p. 43

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.3	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.4	Earn-Out Share Agreement dated November 4, 2021 between the Company and certain Phantom vendors*
4.5	Promissory Note to Sonny Newman dated November 16, 2020*
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2022*
15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on February 1, 2021)*
15.3	Consent of Baker Tilly US, LLP*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: August 15, 2022