Form 20-F
period 2023-01-31
C21 Investments Inc.
filed 2023-07-21
CIK 831609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended January 31, 2023

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
As at January 31, 2023, 120,047,814 common shares of the Registrant were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ] 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ] 1

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
Yes ☐  No ☒

__________________________________

1Not applicable.

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "C21" refers to C21 Investments Inc. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 405 under the United States Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2023 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3350.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States ("U.S.") securities laws (collectively, "forward-looking statements"). All forward-looking statements, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking statements. Forward-looking statements includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things such as the lasting impact of the novel coronavirus ("COVID-19") pandemic with potential reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements is not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all; and the ability of the Company's operations to perform and continue in the ordinary course in light of the lasting impact of the COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the lasting impact of the COVID-19 pandemic and the continued impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company may elect to update such forward-looking statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

The forward-looking statements or information contained in this Annual Report are made as of the date of this filing.

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

Eighty (80%) of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult- use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 ("CSA"), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

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

The Company is currently aware of 40 states of the United States, the District of Columbia, and four out of five U.S. territories, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Additionally, the sale and adult-use of recreational cannabis is legal in 17 U.S. states and the District of Columbia, including: Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia and Washington. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the CSA. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

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

The Company could face a number of operational risks and may not be adequately insured for such risks.

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

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the Drug Enforcement Agency ("DEA") reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the U.S. Currency and Foreign Transactions Reporting Act of 1970 ("Bank Secrecy Act"). Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

The Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

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

As a company listed on the Canadian Securities Exchange (the "CSE"), the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, the SAFE Banking Act (as defined herein) would be a positive development for the industry and access to more affordable banking and lending.

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

Beginning in September 2019, the United States media began reporting on potential vape related illnesses and death based on conditions resembling pneumonia, that consumers of flavored nicotine and flavored THC vaping products were experiencing. Vaping product sales are a material source of revenue for the Company. Although there has been no conclusive medical or scientific determination as to the cause of the subject conditions, management believes that the Company's products do not contain any of the components or chemicals, including but not limited to vitamin E acetate, which were implicated as possible sources of the condition, and which were identified by the CDC based on laboratory findings released on November 8, 2019. Out of an abundance of caution, governors of certain US states took precautionary, short-term actions until a more conclusive link between vaping products and the condition is determined; as mentioned in previous reports, Oregon was one of those states until the State was forced to lift its ban by court order on January 16, 2020.

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

The Company's business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, U.S. Securities and Exchange Commission (the "SEC"), the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States.

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

The Company may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, the Company has maintained banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Greater Nevada Credit Union (Nevada). Through these private credit unions, the Company is able to access bank services to support its Nevada cannabis operations.

Losing access to traditional banking, or bank-specific liquidity risks, could have a significant effect on our ability to operate, conclude financings and achieve returns.

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

The recent closures of Silicon Valley Bank, Signature Bank and First Republic Bank and their placement into receivership with the Federal Deposit Insurance Corporation ("FDIC") have identified bank-specific liquidity risks and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at Silicon Valley Band Bank and Signature Bank would have access to their funds, even deposit amounts that exceed FDIC deposit insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages.

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

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. This is particularly true in light of the United States media news, beginning in September 2019, regarding potential vaporizer (vape) related illnesses and deaths. The Company closely monitors the news reports on this topic, including results from the investigations being conducted by the CDC, and put out a statement over its social media feed on September 11, 2019 confirming its commitment to consumer safety, discussing the rigorous quality control and testing of its products, and explaining that none of its vape products are manufactured with vitamin E acetate, or any other additives, thickeners or agents. The Company further disclosed its complete ingredient list for all of its vape products. In addition, the manufacture and sale of marijuana involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

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

Operational and General Business Risks

The Company's business, operations and financial condition could be materially and adversely affected by outbreaks of epidemics or pandemics or other health crises, including the lasting impacts and implications of COVID-19.

On January 30, 2020, the World Health Organization ("WHO") declared the outbreak a public health event of international concern, and on March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic. Despite the WHO's declaration, on or about May 5, 2023, of the end of the COVID-19 global pandemic, the lasting impacts of COVID-19 on the United States and broader global economy, including supply chain disruption, may have a significant continuing negative effect on the Company and may continue to materially impact the Company.

Such public health crises can result in volatility and disruptions in global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations, increased labor costs, regulatory changes, political or economic instabilities or civil unrest. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants, and partners to meet their obligations to the Company may be impacted as a result of the lasting impacts of the COVID-19 pandemic and the continued efforts to contain the virus, most notably in China. Consequently, the lasting impacts of the COVID-19 pandemic or potential future public health crises may have a material adverse effect on the Company's business, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to continue to contain COVID-19 or mitigate its impact.

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

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company's financial performance and results of operations. The Company could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company's revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of C21's common shares.

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

The Company has identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting or effective disclosure controls, we may be at risk to accurately report financial results or detect fraud, which could have a material adverse effect on our business.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company's internal controls over financial reporting and an attestation report by the Company's independent auditors addressing this assessment, if applicable. As discussed in Item 15 "Controls and Procedures" based on a review of our internal controls over financial reporting, management concluded that our internal controls over financial reporting was not effective due to the existence of material weaknesses related to inadequate segregation of duties in certain financial reporting processes, lack of evidence and review of certain internal controls processes, and partly due to the Company's small size insufficient personnel with an appropriate level of technical accounting knowledge and experience relative to the Company's complexity and financial accounting and reporting requirements resulting in certain errors within the Company's consolidated financial statements in accordance with US GAAP. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls. Management intends on expanding the scope of services with the Company's independent outside accounting consultants in order to remediate this weakness, among other measures. For additional information, see Item 15 "Controls and Procedures."

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered, a risk that is significantly increased in light of the complexity of our business. If our efforts to remediate this material weakness, as described in Item 15 "Controls and Procedures", is not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price of the common shares. In addition, future changes in our accounting, financial reporting, and regulatory environment may create new areas of risk exposure. Failure to modify our existing control environment accordingly may impair our controls over financial reporting and cause our investors to lose confidence in the reliability of our financial reporting, which may adversely affect our share price, suspension of trading or removal of our common shares from the OTCQX International Market, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity. Furthermore, if we continue to have this existing material weakness, other material weaknesses or significant deficiencies in the future, it could create a perception that our financial results do not fairly state our financial condition or results of operations. Any of the foregoing could have an adverse effect on the value of our shares.

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

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the number of companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company's business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or "black market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

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

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Common Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the common shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of the common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the common shares.

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

The ability of the IT function to support our business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, our response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting our head office, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of our IT systems or a component thereof could, depending on their nature, materially impact our financial condition, results of operations, reputation and share price.

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

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) ("BCBCA") and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from the United States or those of the home countries of international investors.

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

Inflation has risen on a global basis and countries around the world are experiencing historically high levels of inflation. If the inflation rate continues to increase, it can also push up the costs of labor and other expenses. There is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. Such adverse conditions could negatively impact demand for our products, which could adversely affect our profitability, results of operations and cash flow.

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

Risks Associated With The Securities Of The Company

The Company may require additional financing, which may not be available, or may be too expensive.

The continued development of the Company may require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds, or failure to raise or procure such additional funds at an affordable interest rate in an increasingly higher interest rate environment, could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

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

There can be no assurance that the publicly traded price of the Company's common shares will be high enough to create a positive return for investors. Further, there can be no assurance that the common shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such an event, the probability of resale of the common shares would be diminished.

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

The Company could lose Foreign Private Issuer status under U.S. Securities Laws.

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

Item 4. Information on the Company

A. History and Development of the Company

History

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987, as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc.

On June 15, 2018, the common shares of the Company were delisted from the TSXV and on June 18, 2018, the common shares of the Company commenced trading on the CSE under the symbol "CXXI". The Company registered its common shares in the United States and on May 6, 2019, its common shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol "CXXIF". On August 23, 2019, the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company commenced trading on the OTCQX Best Market.

The Company's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this Annual Report. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Development

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has aggressively grown its business, based primarily on its acquisition and optimization of assets in Nevada in 2019.

As of January 31, 2023, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and closed its acquisitions and subsequently sold off the majority of its assets with respect to Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale), located in Oregon. The Company is no longer operational in Oregon and has listed, or will be listing, its remaining real and personal property in Oregon for sale.

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

Promissory Note to Sonny Newman

Effective November 21, 2019, Mr. Newman and the Company agreed to amend the terms of the Newman Note, with a remaining principal balance of $21,800,000. The December 1, 2019, principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the note was then due and payable on July 1, 2020.

Effective June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining principal balance of $18,200,000. The maturity date of the Note was extended from July 1, 2020, to January 1, 2021, and all other terms of the Newman Note remained the same, including the monthly payment obligations of principal and interest.

Effective November 19, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining balance of $15,200,000. The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month; all other terms of the Newman Note remained the same. As at January 31, 2023, the outstanding balance of the Newman Note was $2,026,667, and is $nil as of the date of this Annual Report.

Effective February 6, 2023, Mr. Newman and the Company agreed to defer payment of the principal portion of the March 1, 2023, payment on the Newman Note to facilitate the cash payment on settlement with the Swell vendors. The payment was deferred to June 1, 2023. The Newman Note was fully repaid on June 1, 2023.

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

On November 19, 2020, the Company and the landlord agreed that the purchase options for the Greg Street and Fernley dispensaries would be extinguished. The leases on each of the 3 properties were extended to December 31, 2027, with a 5-year renewal option.

On February 28, 2023, the Company and the landlord agreed new lease agreements for the Greg Street and Fernley dispensaries. The leases have a 7-year term with options for up to three renewal terms of 7-years each.

Today there are 19 grow rooms at the Silver State cultivation and extraction facility producing approximately 8,100 pounds of flower and 3,300 pounds of trim. Most of this production is sold through the two Silver State dispensaries. Excess production is sold into the wholesale market.

Oregon

Megawood Enterprises Inc - Oregon, USA (Sold)

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

Phantom Venture Group, LLC and Phantom Brands, LLC - Oregon, USA (Non-operational/Sold)

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

On January 19, 2022, the Company entered in the Southern Oregon Agreement (as defined herein), pursuant to which, among other things, involved the sale of the two Phantom outdoor cannabis cultivation facilities in Southern Oregon. On March 9, 2023, the Company executed a settlement agreement to terminate the Southern Oregon Agreement. The lessee failed to make the minimum payments under the agreement and the Company exercised its right to terminate the Agreement. The lessee paid $500,000 as consideration for the two cannabis licenses in Southern Oregon. The land and equipment in Southern Oregon will be listed for sale.

On April 28, 2022, the Company entered into the Central Oregon Agreement (as defined herein), pursuant to which, among other things, the Company sold three (3) Bend, Oregon cannabis licenses. The Company had remaining lease payment obligations in connection with the Phantom Tier I indoor cultivation facility, the processing facility and the wholesale distribution facility in Central Oregon until January 2024, but on March 27, 2023, the Company executed a lease surrender agreement with the subject landlord and paid out the remaining term of the three Phantom leases which had term to January 2024, in exchange for the equivalent of one month's abated rent on each of the three leases.

Phantom is no longer in operation; however, the Company has retained the Phantom Farms and Hood Oil brands, and will be listing the Southern Oregon real and personal property assets for sale. See "Sale of Non-Core Oregon Assets" below.

Swell Companies Limited - Oregon, USA (Sold)

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

The Company subsequently finalized an agreement with the former owners of Swell Companies Limited (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors. Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, would be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement (vii above), including the Swell Vendors' option to receive $5,000,000 of such sum in cash, was satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share. The shares were issued into escrow December 27, 2019, and were released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal instalments of one-third every four months thereafter. Effective November 15, 2019, the parties executed an amendment with respect to the cash payment of $850,000, by which the maturity date was extended from November 15, 2019, to on or before July 1, 2020, with interest accruing from November 15, 2019, at 9.5%. Effective June 30, 2020, the parties executed a further amendment with respect to the cash payment of $850,000, by which the maturity date was extended from July 1, 2020, to on or before January 1, 2021, with all other terms to remain unchanged.

In April 2020 some equipment and inventory were moved to other locations, manufacturing of some products was taken over by our Bend location as part of the Oregon restructuring and day to day operations were stopped. A third party commenced operating the Swell facility under a management agreement effective June 15, 2020, whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

On January 7, 2021, the Company entered into the Oregon Agreement, which included, among other things, the sale of the Swell assets, the Dab Society brand, and the assumption by the buyer of the lease at the Swell facility. Subsequent to the sale of the Swell assets, Swell was dissolved and is no longer in operation. See "Sale of Non-Core Oregon Assets" below.

On February 13, 2023, the Company announced the cancellation of most of the Swell Earn-Out Shares. The Company entered into agreements with certain Swell vendors to extinguish the Company's obligation to issue 4,792,800 common shares in exchange for a cash payment of $575,136.

As of the date of this report the outstanding balance of Swell Earn-Out Shares is 1,207,200 common shares.

Eco Firma Farms LLC - Oregon, USA (Non-Operational)

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC ("EFF"), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owned and operated a 22,000 square-foot cannabis production facility, and related assets, in Oregon. On June 28, 2018, and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of EFF. In consideration for 100% of the membership interests of EFF, the Company paid total consideration of $7,849,684.

The vendors of Eco Firma Farms LLC can also earn up to 3,948,750 (was 6,500,000, see below December 28, 2018 restructuring) common shares of C21, at a deemed issue price of $1.00 per common share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to EFF satisfies certain agreed upon amounts (the "EFF Earn Out"). Management has determined that the EFF Earn-Out has no value.

On December 28, 2018, the Company restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, for a $3,800,000 purchase price, the Company formally acquired the real estate assets housing EFF's cultivation operations under a vendor finance arrangement that converted rental payments into mortgage interest payments. As part of the restructuring, two of the vendors of EFF agreed, among other things, to assign the rights to their 39.25% share of the EFF Earn-Out to a wholly owned subsidiary of the Company.

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

Cultivation activities at the EFF facility were temporarily shuttered in October 2019. The EFF facility was under third-party management pursuant to a management agreement dated June 15, 2020, whereby the management company has assumed all costs at the facility including real property taxes and costs. On March 8, 2022 the Company terminated the management agreement. The EFF facility is listed for sale and EFF is no longer in operation.

Debenture Backstop

The Company secured an equity commitment from three investment managers and Sonny Newman, to guarantee the repayment of all 10% of the Company's convertible debentures which remain outstanding at maturity on December 31, 2020, and January 30, 2021, respectively. In consideration for the equity guarantee, three investment managers, Wasatch Global Investors, JW Asset Management and CB1 Capital Management, and Sonny Newman, would receive 6.2 million warrants to purchase common shares in the Company at C$1.00 per common share for a period of three years.

Sale of Non-Core Oregon Assets

On January 7, 2021, the Company announced entering into a definitive agreement (the "Oregon Agreement") for the sale of select non-core assets in Oregon, currently under third-party management agreements for $1.3 million. These assets included the Company's Portland licenses and BHO processing equipment and the Dab Society brand, including an assumption by the buyer of the respective leases at the Swell and the Pure Green facilities. The parties received Oregon Liquor Control Commission ("OLCC") approval to the transfer of the licenses and effective April 23, 2021, the funds were received, and the sale was closed.

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

On March 9, 2023, the Company executed a settlement agreement to terminate the Southern Oregon Agreement. The lessee failed to make the minimum payments under the agreement and the Company exercised its right to terminate the Agreement. The lessee paid $500,000 as consideration for the two production licenses in Southern Oregon. The land and equipment in Southern Oregon will be listed for sale.

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

B. Business Overview

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in Nevada, U.S.A. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

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

The Company currently holds licenses in Nevada, spanning the entire cannabis supply chain.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology, healthcare, and venture capital. The Company's management team also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Cultivation and Processing

Through Silver State Cultivation in Nevada, the Company operates indoor cultivation and processing out of a 104,000 square foot facility with 37,000 square feet utilized for cultivation and 1,200 square feet dedicated to volatile extraction. Silver State produces approximately 8,100 pounds of flower and 3,300 pounds of trim annually which is mainly sold within the Company's Silver State Relief dispensaries. The Company has expanded Silver State's extraction capacity to support branded CPG expansion in both captive retail and wholesale channels. Hood Oil cartridges were released to the Nevada market in June 2019. Phantom Farms pre-rolls, new Phantom flower strains and Phantom Farms CBD products were released at Silver State Relief dispensaries in January 2021. Together with the Silver State branded products, these in-house brands make up over 60% of sales in the dispensaries.

Nevada wholesale sales amounted to $2.2 million in sales during the year ended January 31, 2023 ($0.6 million in 2022). Silver State had total sales of $28.8 million during the year ended January 31, 2023, as compared to $33.0 million in the prior year.

Retail

Through Silver State in Nevada, the Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing a total of 490,000 recreational and medical cannabis customers during the year ending January 31, 2023, with over 700 SKUs in each store and averaging more than $60.00 per transaction.

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

Banking and Processing

In Nevada, the Company deposits funds from its operations into its credit union accounts held at Greater Nevada Credit Union (Nevada) and at Partner Colorado Credit Union through Safe Harbor Private Banking services (Colorado). The Company is fully transparent with its credit union partners regarding the nature of its business.

Product Selection and Offerings

Product selection decisions are currently made by the Company's buyers, who negotiate with potential vendors across all product categories including packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls. The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company's branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Nevada. The Company's retail locations in Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products, including vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

Product Pricing

The Company's wholesale and retail pricing strategies are regularly adjusted in accordance with individual market dynamics. Generally speaking, when pricing adjustments are made within a given market, such adjustments are applied, and held consistently, across all business lines and channel partners.

The state of Nevada does not regulate pricing and licensed dispensing organizations within the state may also set their own prices for cannabis and cannabis products. However, products sold at dispensaries in Nevada are subject to a 10% cannabis excise and sales tax.

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

Competition

Across a modified and strategic cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Nevada. Nevada is a "limited" license state, therefore competition to date has been less challenging and the broader market dynamics are more favorable. While many of the Company's direct competitors continue to be small-scale local operators, market rationalization through consolidation is increasingly a trend. Of note is the increased participation of multi-state operators with national growth aspirations in the Nevada marketplaces. As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets. These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

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

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement, especially since the onset of the COVID-19 pandemic. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control ("CDC") and all orders from relevant provincial, state and local jurisdictions and authorities.

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

C. Organizational Structure

The Company conducts its business as the parent company to the following ten (10) significant subsidiaries in the United States:

Name of subsidiary	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (1)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Venture Group, LLC (1)	Holding Company
Phantom Brands, LLC (1)	Holding Company
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) Operations discontinued and results included in discontinued operations.

D. Property, Plants and Equipment

Our executive offices are located at 19th Floor, 885 West Georgia Street, Vancouver, BC, V6C 3H4.

Our Canby, Oregon production facility is located at 24700 S Mulino Road, Canby, OR 97013. This facility is a total of 22,000 square feet, but there is no current production activity. The Canby property is owned by the Company and the Company has listed the real estate and production license for sale.

The Company no longer leases properties in Central Oregon. In March 2023, the Company paid out the remaining 11 months of the three Bend real property leases and vacated the premises.

Our Southern Oregon outdoor cannabis production facilities are located at 4962 and 4964 Butte Falls Highway, Eagle Point, Oregon, 97524. The associated real property is approximately 60 acres, and the facilities include a total of 80,000 square feet of production capacity. In 2023, the transfer of the licenses was approved and were transferred pursuant to the Southern Oregon Agreement. Payment for the Southern Oregon production facilities and real property was not made, and the Company has terminated the agreement. The Company will be listing this real and personal property for sale.

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

Financial statements included in this Annual Report for the fiscal years ended January 31, 2023, January 31, 2022 and January 31, 2021 were prepared in conformity with U.S. GAAP.

Financial Information for three years to FY 2023 in accordance with U.S. GAAP

The following table presents selected financial information for the years ended January 31, 2023, 2022 and 2021.

C21 Investments Inc., PRO FIT AND LOSS	Year ended
	31-Jan-23	31 -Jan-22	31 -Jan-21
		Restated
Revenue	28,888,410	32,982,976	33,466,063
Inventory expensed to cost of sales	15,487,264	14,172,991	15,418,717
Gross profit	13,401,146	18,809,985	18,047,346
Gross Margin%	46.4%	57.0%	53.9%
Expenses
General and administration	7,196,402	6,733,113	6,303,701
Sales, marketing, and promotion	83,672	83,770	138,546
Operating lease cost	591,375	591,376	549,031
Depreciation and amortization	1,365,018	1,280,446	1,321,686
Share based compensation	209,441	366,469	494,435
Total expenses	9,445,908	9,055,174	8,807,399
	3,955,238	9,754,811	9,239,947
Income from operations

Other items
Interest expense	(456,691)	(1,077,068)	(3,931,570)
Accretion expense	-	(230,462)	(1,220,896)
Other Income (loss)	(49,722)	108,470	35,275
Gain on change in fair value of derivative liabilities	742,483	8,576,290	(5,756,195)
Net income (loss) from continuing operations before income taxes	4,191,308	17,132,041	(1,633,439)
Income tax expense	(2,809,768)	(5,225,740)	(2,968,133)
Net income (loss) from continuing operations after income taxes	1,381,540	11,906,301	(4,601,572)
Net loss from discontinued operations	(1,088,329)	(2,242,644)	(3,228,056)
Net income (loss)	293,211	9,663,657	(7,829,628)
Income (loss) from continuing operations per share, basic and diluted	0.01	0.10	(0.04)
Basic and diluted income (loss) per share	0.00	0.08	(0.07)
Distributions or cash dividends	n/a	n/a	n/a
Weighted average number of shares outstanding - basic	120,047,814	118,308,584	104,841,540
Weighted average number of shares outstanding - diluted	122,880,807	121,141,677	104,841,540

All the current and comparative figures are in GAAP. The year ended January 31, 2022 has been restated for additional tax provision of $1.2 million which has increased both income tax expense and lowered Net income by this amount.

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations. Financial Year ("FY") 2023 revenues decreased versus FY 2022 by 12% to $28.9 million. These declines are consistent with industry trends since the easing of pandemic restrictions. According to the State of Nevada Tax Authority (https://tax.nv.gov/Publications/Cannabis_Statistics_and_Reports/, Nevada cannabis sales have dropped by 15% over the same 12 months ending January 31, 2023.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores. With the expansion of our cultivation facility our cost of production has come down due to economies of scale. We use an average costing model which captures and averages costs over several quarters.

"Gross profit" fell in FY 2023 versus FY 2022 from 57% to 46%, due to various factors including gradual weakening of product demand since the easing of pandemic restrictions. See discussion in Fourth Quarter section below.

"Income from operations" for FY 2023 fell to $4.0 million, down 59% versus FY 2022 of $9.8 million. This result is mainly due to a fall in Gross Profit as discussed in Fourth Quarter section below.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales. These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes. FY 2023 costs increased by $390,733 as compared to FY 2022 due to $345,790 of one-time professional fees which were incurred and written off.

"Operating lease cost" is the cost of our leases not included in cost of sales and was $591,375 in FY 2023 versus $591,376 in FY 2022.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales. The total depreciation and amortization in FY2023 was $1.37 million versus $1.28 million in FY 2022.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.

Other Items

"Interest expense" in FY 2023 was $456,691 versus $1.1 million in FY 2022 due to repayment of interest-bearing debt.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company. These earn-out shares are revalued using a Monte Carlo simulation. The fair value of this liability will increase with an increase in the stock price of the Company and vice versa. The change in fair value must be recorded through the Company's profit or loss statement. As a result, a share price increase period-over-period will result in a reduction in net income and vice versa. In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment. Of the 6.0 million original Swell Earn-Out shares 1.2 million remain outstanding. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain.

"Provision for income taxes" for FY 2023 of $2.8 million is down due to decreased taxable income. The year ended January 31, 2022, has been restated for additional tax provision of $1.2 million (to $5.2 m in total) which has increased both income tax expense and lowered Net income by this amount.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'. The revenues and expenses pertaining to the Oregon operations are shown in this line item. We have had no active business in Oregon since early 2022. The effect of this treatment is to lower our revenues (FY2023 -$357,540, FY2022-$1,128,403) and increase our gross profit (FY2023-nil, FY2022-$473,854) and increase our income from operations (FY2023-$1,088,329, FY2022-$2,242,644) and net income. There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry. Effective March 27, 2023, the Company reached a settlement with its central Oregon landlord with respect to its three remaining leases in Oregon, including an early termination of such leases, in exchange for an abatement of one month of the Company's rent applied to each respective lease. This is recorded in the FY2023 accounts. The Company maintains fee simple ownership of real property in central and southern Oregon, which are listed for sale.

Fourth Quarter

LAST EIGHT QUARTERS RESULTS	(000's unless noted)
For the 3 months ended	31-Jan-23	31-Oct-22	31-Jul-22	30-Apr-22	31-Jan-22	31-Oct-21	31-Jul-21	30-Apr-21
Revenues	7,033	7,207	7,175	7,472	7,655	7,938	8,593	8,797
Income (loss) from continuing operations before taxes & FV gain/loss derivative	(718)	1,264	1,368	1,535	1,515	1,876	2,474	2,690
Adjusted EBITDA	937	1,906	2,211	2,392	2,318	2,915	3,492	3,718
Income (loss) from continuing operations	(1,405)	237	1,512	1,037	(12)	3,097	4,210	4,902
*per common share, basic & diluted	0.00	0.00	0.01	0.01	0.00	0.03	0.04	0.04
Profit (loss) attributable to owners	(2,119)	249	1,857	307	(1,993)	2,838	4,062	5,048
*per common share basic & diluted	0.00	0.00	0.02	0.00	0.00	0.02	0.03	0.04

As this fiscal year progressed, we saw weakening demand and increased supply in the wholesale market, followed by falling prices as certain competitors liquidated inventory while ceasing operations. This caused our flower inventories to spike as we produce more product than our stores sell. We started a strategic shutdown of cultivation rooms on a rotating basis late in Q3 and performed maintenance on rooms as needed. Due to various inefficiencies caused by the shutdown we also experienced lower flower yields. In Q4, one large cultivator ceased operations, which has spurred a recovery in both price and volume in our wholesale business throughout Q4 and into Q1-2024. As inventory levels corrected, harvest operations and yields returned to normal.

In Q4, substantial retail price discounting took place, and in response to these market pressures we also began awarding loyalty points to our recreational customers, eroding margins. Continuing the trend over the past couple of years, revenues fell in Q4-2023 to $7.0 million from $7.7 million in Q4-2022, and sequentially from $7.2 million in Q3-2023.

Income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the tax code and the fair value gain or loss on derivative liability is a large non-cash item on the income statement. Therefore, the measure of income from continuing operations before these two items, in the quarterly table above, is a useful measure.

Adjusted EBITDA for the past eight quarters has fallen as discussed in this section above and is described below in more detail.

Non-GAAP Financial Measures

Adjusted EBITDA has fallen in the year ended January 31, 2023, from $12.4 million to $7.4 million for the same reasons as discussed in the Fourth Quarter section above. The adjustments to EBITDA in the table below include removing the effects of the losses from discontinued operations, one-time spending on special projects, which is mainly professional fees, and non-cash items such as share based compensation and gain or loss on the fair value changes in the derivative liability. The adjustment for production curtailment and inventory adjustments occurred in Q4 or FY2023 and reflects the costs of the strategic shutdown discussed in the Fourth Quarter section above.

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs. Figures have been restated to match current presentation.

Adjusted EBITDA
	Year ended January 31
	2023	2022	2021
Net Income (loss)	$293,211	$9,954,929	$(7,829,628)

Interest expenses, net	456,691	1,307,530	5,152,466
Provision for income taxes	2,809,768	4,934,467	2,968,133
Depreciation and amortization	1,365,018	1,280,446	1,321,686
Depreciation and interest in cost of sales	812,367	812,368	732,060
EBITDA	5,737,055	18,289,740	2,344,717

Change in fair value of derivative liabilities	(742,483)	(8,576,290)	5,756,195
Share based compensation	209,441	366,469	494,435
Loss from discontinued operations	1,088,329	2,242,644	3,228,056
One-time special project costs	345,790	229,069	-
Production curtailment, inventory adjustments	759,000	-	-
Other gain/loss	49,722	(108,470)	(35,275)
Adjusted EBITDA	$7,446,854	$12,443,162	$11,788,128

SELECTED ANNUAL INFORMATION

The following table summarizes selected information for the most recent three fiscal year ends.

Selected Balance Sheet (000's)
	31-Jan-23	31-Jan-22	31-Jan-21
Assets
Cash and other	4,569	6,230	8,624
Inventory	4,174	4,054	2,693
current	8,742	10,284	11,317

Property and equipment	4,685	4,870	2,748
Goodwill, Intangibles, Right of use	44,884	46,690	52,754
Total assets	58,311	61,844	66,819

Liabilities
Accounts payable	2,921	2,509	2,681
Promissory and CD Notes	3,183	7,361	8,283
Income taxes payable	7,737	4,870	3,378
Deferred tax , other	1,133	1,234	889
current	14,974	15,974	15,231

Lease liabilities	8,555	8,953	9,278
Prom notes payable	-	2,027	8,107
Derivative liability	240	1,006	9,759
other	228	155	1,188
Non-current financial liabilities	9,022	12,142	28,332

Equity	34,315	33,729	23,256
Total liabilities and equity	58,311	61,844	66,819

"Total Assets" decreased in the past two years due to decreases in cash, amortization of long-term assets, and increased due to capital spending in our cultivation facility of $3.0 million.

"Non-current financial liabilities" have fallen in the past two years mainly due to paying down the Newman note, from $14.2 million at January 31, 2021 to $2.0 million at Jan 31, 2023. The Newman Note monthly repayment is $0.5 million and was fully repaid on June 1, 2023. The repayment of the Newman Note gives the Company flexibility to pursue its strategic growth plans. As cash flow has fallen in the past two years with the slowdown in the Nevada markets, we slowed our 280E driven tax payments, with current taxes owing increasing to $7.7 million as at January 31, 2023, vs $3.4 million on January 31, 2021.

"Derivative lability" as at January 31, 2021, of $9.8 million has fallen to $0.24 million at January 31, 2023. This derivative liability arose from issuance of earn out shares to two vendors. This value is determined by a 3rd party professional valuer. This derivative value has fallen in the past two years mainly due to the fall in the share price of the Company, the passage of time (as the agreements get closer to expiring) and due to various settlement and cancelation agreements the Company has made with most of the holders of these earn out shares. At Jan 31, 2021, there were 10.5 million earn out shares and at Jan 31, 2023 there were 6.0 million earn out shares. At May 31, 2023, the number of earn out shares outstanding is 1.2 million.

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investment and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for year ended January 31, 2023, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of January 31, 2023:

	Subsidiaries	Investments	Total
Current Assets	$8,305,214	$-	$8,305,214
Non-current Assets	49,569,032	-	49,569,032
Total Assets	$57,874,246	$-	$57,874,246
Current Liabilities	$14,202,559	$-	$14,202,559
Non-Current liabilities	9,022,061	-	9,022,061
Total Liabilities	$23,224,620	$-	$23,224,620

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of January 31, 2023:

  Inventory: 100%

  Property plant & equipment: 100%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 96%

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

The continued development of the Company may require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company, especially in the current higher interest rate environment. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

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

Notwithstanding that 40 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the CSA.

Currently the Company only operates in the state of Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

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

Forty (40) states and the District of Columbia, have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and FinCEN guidance in 2014.

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

Former United States Attorney General Sessions resigned on November 7, 2018, and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. Merrick Garland, President Biden's nominee to succeed Mr. Barr, was sworn in as the current United States Attorney General on March 11, 2021. During his campaign, President Biden stated a policy goal to decriminalize possession of cannabis at the federal level, but he has not publicly supported the full legalization of cannabis. In response to questions posed by Senator Cory Booker, Merrick Garland stated during February 2021 congressional testimony that he would reinstitute a version of the Cole Memo. He reiterated the statement that the Justice Department under his leadership would not pursue cases against Americans "complying with the laws in states that have legalized and are effectively regulating marijuana", in written responses to the Senate Judiciary Committee provided around March 1. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland, will re-adopt the Cole Memo or announce a substantive marijuana enforcement policy. Justice Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

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

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming "cash-only" businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to legitimize cannabis banking, in practice its guidance has not made banks much more willing to provide services to cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Over the last 18 months, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

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

Progressive federal legislation has been both introduced in the U.S. House of Representatives ("U.S. House")and received positive votes in recent years. On September 26, 2019, the U.S. House passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Act for a second time. The revised bill was passed by the U.S. House on October 1, 2020, before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. On April 19, 2021, the U.S. House again passed the SAFE Banking Act. On July 14, 2022, the U.S. House voted to include the SAFE Act in the fiscal year 2023 defense budget bill (the 2023 National Defense Authorization Act - "NDAA"), but again, the U.S. Senate required the SAFE Act's removal from the NDAA. On April 23, 2023, Sen. Jeff Merkley (D-OR) and Sen. Steve Daines (R-MT), along with Rep. Dave Joyce (R-OH) and Rep. Earl Blumenauer (D-OR), reintroduced the SAFE Banking Act of 2023. While Congress may introduce and consider this and other legislation in the future that may address issues that are important to the Company, there can be no assurance of the content of any proposed legislation or that any pending legislation will ever be passed.

Further, the Marijuana Opportunity Reinvestment and Expungement Act, also known as the "MORE Act", is a proposal to legalize cannabis and expunge prior cannabis related convictions. On November 20th, 2019, the MORE Act was passed by the House Judiciary Committee, and although the U.S. House voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

The Joseph R. Biden Administration and balance of power in U.S. Congress may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the U.S. House, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to control a majority by a single vote. As of this writing, both the SAFE Banking and MORE Acts have yet to receive action in the U.S. Senate, however, in late 2020, incoming Senate Majority Leader Charles Schumer made comments on multipole occasions suggesting that passage of these bills and potential additional favorable federal legislation are on his agenda. The Company continues to monitor U.S. federal law and the law in all jurisdictions where it is active, with respect to (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law.

On July 21, 2022, U.S. Senate Majority Leader Chuck Schumer (D-NY), Senate Finance Committee Chairman Ron Wyden (D-OR) and Sen. Cory Booker (D-NJ) formally filed the Cannabis Administration and Opportunity Act ("CAOA"), a much-anticipated bill to federally legalize marijuana and promote social equity. On July 22, 2022, Assistant Democratic Leader Patty Murray (D-WA) and Sen. Gary Peters (D-MI) signed onto the CAOA. The CAOA would have legalized cannabis nationwide, ending federal prohibition and expunging records of some cannabis offenders, and it also lays out a framework to establish a federal cannabis tax and FDA regulations for cannabis products. The bill did not pass the U.S. Senate during the 2022 legislative session (i.e., the 117th Congress).

On January 17, 2023, U.S. Representative Gregory Steube (R-FL) introduced H.R. 610, the Marijuana 1-to-3 Act of 2023 ("1-to-3 Act"), which would direct the DEA to transfer marijuana from Schedule I to Schedule III. A Schedule III controlled substance is a drug, substance, or chemical that has less potential for abuse than a Schedule I or II substance; that has a currently accepted medical use; and that has low or moderate risk of dependence if abused. The 1-to-3 Act bill was referred to the Committee on Energy and Commerce, and the Committee on the Judiciary, for further consideration.

The following sections describe the legal and regulatory landscape in Nevada, the only state in which the Company currently operates. The Company believes that its operations are in full compliance with all applicable state laws, regulations and licensing requirements. Nonetheless, for the reasons described above and the risks further described under the heading "Risk Factors" herein, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained under the heading "Risk Factors" herein.

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

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017, when the state's medical marijuana program merged with adult-use marijuana enforcement under the Nevada Department of Taxation ("NDOT"). In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Nevada residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited. Nevada's medical law includes patient reciprocity, which permits medical patients from certain other states to purchase medical marijuana from Nevada dispensaries. Nevada also allows dispensaries to deliver medical marijuana to patients.

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

In early 2019, Nevada legislature passed Nevada Assembly Bill 533 ("AB 533"), which authorized the formation of the Cannabis Compliance Board (the "CCB") to be vested with the authority to license and regulate persons and establishments engaged in cannabis activities within Nevada. The CCB consists of an executive director and five board members appointed by the Governor Steve Sisolak. Board members must have expertise in a range of fields, including financial and accounting, law enforcement, medicine, regulatory and legal compliance, and cannabis. AB 533 also established the Cannabis Advisory Commission (the "CAC") which serves to study cannabis-related issues and make recommendations to the CCB. The CAC consists of 12-members appointed by the governor representing relevant state agencies and members of the cannabis industry and the public. Pursuant to AB 533, the CCB is mandated with studying the feasibility and safe implementation of licensing for lounges, in addition to their general authority and oversight of cannabis operations in Nevada. The CCB held its first meeting in July 2021, and regularly meets regarding public health and safety, license suspensions, and has been holding public workshops regarding cannabis consumption lounges.

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

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2017 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal, the highest level in the 48 years that Gallup has conducted the poll. Further, in the 2016 Gallup poll, support among adults aged 18 to 34 increased from 35% to 77% between 2005 and 2016 and support among adults aged 35 to 54 increased from 35% to 61% over the same period. According to an April 2017 Quinnipiac University Poll, 94% of U.S. voters support the medical use of cannabis if recommended by a physician. An April 2021 Pew Research Center poll found that 91% of U.S. voters support legal marijuana for either medical or recreational use; only 8% of U.S. voters say marijuana should not be legal for use by adults. As of July 21, 2022, by a margin of more than 2 to 1, Americans favor a federal mandate legalizing the adult use of marijuana nationwide, according to polling data compiled by The Economist and YouGov.com. Based on a Pew Research Center survey conducted October 10-16, 2022, 88% of U.S. adults say either that marijuana should be legal for medical and recreational use by adults (59%) or that it should be legal for medical use only (30%), and only 10% say marijuana use should not be legal.

Industry Outlook

Due to increases in state legalization and shifting public opinion, state-legal cannabis industry sales have grown substantially in recent years. According to a recent study by Marijuana Business Daily ("MJBiz"), a division of Emerald X, LLC, and leading business-to-business industry resource, legal sales of marijuana are expected to reach $33 billion by the end of 2022, a 32% increase over 2021's total of $25 billion. By 2026, MJBiz estimates annual sales will exceed $52 billion.

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

ii. Assets and liabilities held for resale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are measured at the lower of their carrying amount and fair value less costs to sell. Judgment is required in the estimation of fair value less costs to sell of assets and liabilities held for sale. The comparative consolidated balance sheet is re-presented to classify assets as held for sale in the period that the respective assets are classified as held for sale.

iii. Income taxes and deferred tax assets/liabilities

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management applies judgment in determining the likelihood that deferred tax assets may or may not be realized. As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of comprehensive income. Management applies judgment in the determination of whether an uncertain tax position has a 50% likelihood of being sustained.

iv. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of carrying value and fair value less costs of disposal. Determining the recoverable amount requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. Irrespective of indicators of impairment, management conducts an annual impairment test of goodwill by comparing its recoverable amount to its carrying amount. For the years ended January 31, 2022, and 2021, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

v. Inventories

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

vi. Fair value measurements

Certain assets and liabilities held by the Company are measured at fair value. In measuring fair value, management estimates the price at which assets or liabilities could be exchanged between knowledgeable, willing parties in an orderly transaction. The Company uses market-observable data to the extent that such data is available. The Company follows the fair value hierarchy, utilizing Level 1, Level 2, or Level 3 inputs depending on their availability. In situations where Level 1 inputs are not available, the Company makes an estimate or engages qualified, third-party valuators to perform the valuation.

vii. Estimated useful lives and depreciation and amortization of property, equipment and intangible assets

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

viii. Share-based compensation

The Company uses the Black-Scholes option pricing model to measure share-based compensation. The Company's estimate of share-based compensation is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

ix. Convertible notes

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management.

x. Financial Instruments

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

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2022, and 2021.

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

Michael Kidd, Chief Financial Officer, Corporate Secretary and Director. A native of Vancouver with international experience, Mr. Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Before joining the Company, Mr. Kidd was Chief Operating Officer and Chief Financial Officer at a privately held leading distributor with operations in Canada and Dubai. Mr. Kidd graduated from the University of British Columbia with a Bachelor of Commerce and is a Certified Public Accountant (Chartered Accountant).

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

Compensation for Year Ending January 31, 2023

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on January 31, 2023, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended January 31, 2023, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$481,008.

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$ 200,000	Nil	Nil	Nil	N/A	N/A	-	$ 200,000
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$ 156,008(1)	Nil	Nil	Nil	N/A	N/A	-	$ 156,008
Todd Harrison Director	$ 125,000	Nil	Nil	Nil	N/A	N/A	-	$ 125,000
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil
Leonard (Will) Werden Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended January 31, 2023.

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

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company's reputation for integrity is an important asset. The Company has always set high standards of personal and business integrity for its employees and intends to continue to conduct its business in accordance with those high standards. It is expected that the Company's business conduct and the personal actions of its employees reflect the spirit and intent of the laws under which the Company operates, and its employees live. Common sense and judgment supported by a deeply ingrained tradition of integrity provide the Company's foundation.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict-of-interest provisions of the BCBCA as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

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

The Company's Audit Committee has a charter. The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing (1) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, (2) the Company's systems of internal controls regarding finance and accounting, and (3) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. As at the date of this Annual Report, the following Board members sit on the Audit Committee, all of which are financially literate: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Bruce Macdonald is the Chair of the Audit Committee.

The Corporate Governance and Compensation Committee exercises the powers and carries out the obligations provided for in its mandate and in accordance with applicable regulatory standards and requirements and has the responsibility for determining director and senior management compensation. As at the date of this Annual Report, the following Board members sit on the Corporate Governance and Compensation Committee: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Bruce Macdonald is the Chair of the Corporate Governance and Compensation Committee.

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

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Financial Year Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
January 31, 2023	1	nil	109	106	4	110
January 31, 2022	1	15	119	130	5	135
January 31, 2021	1	22	119	136	6	142

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of January 31, 2023, there were 120,047,814 common shares issued and outstanding. As of the date of this Annual Report, there were 120,047,814 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Sonny Newman, President and Chief Executive Officer	12,500,000	10.4%	10.3%
Michael Kidd, Chief Financial Officer and Director	38,055	0.0%	0.0%
Todd Harrison, Director	250,000	0.2%	0.2%
D. Bruce Macdonald, Chairman of the Board and Director	1,440,000	1.2%	1.2%
Leonard (Will) Werden, Director	265,000	0.2%	0.2%

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

As of January 31, 2023, there were 4,810,000 options outstanding to purchase common shares of which 4,409,998 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

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

A copy of the Option Plan is incorporated by reference into this Annual Report as Exhibit 4.1.

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

The aggregate number of common shares issuable to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, at any time, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares issued to insiders pursuant to Restricted Share Units and all other security-based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of common shares then outstanding. The aggregate number of common shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one-year period under all security based compensation arrangements shall not exceed 5% of the total number of common shares then outstanding.

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

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their common shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of common shares; and (ii) the date the Participant retires from employment with the Company or related entity. No other Participants may elect a deferred payment date.

As of January 31, 2023, there were no RSUs outstanding to purchase common shares.

A copy of the RSU Plan is incorporated by reference into this Annual Report as Exhibit 4.2.

Warrants

As of January 31, 2023, there were 3,240,000 warrants outstanding to purchase common shares.

The following table sets forth the warrants, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

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

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company's securities are recorded on the books of its transfer agent, Computershare, in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

To the best of the Company's knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, other than the Company's President and Chief Executive Officer, Sonny Newman, through his control of The Newman Family 1999 Trust (the "Trust") and the AdvisorShares MSOS EFT which trades on the NYSE Arca (the "MSOS").

The Trust obtained 12,500,000 common shares as a result of the Company's acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC, which are Nevada limited liability companies, on January 15, 2019.

The MSOS purchases shares in the open market and as of May 16, 2023, hold 8,027,268 common shares, according to their website at www.advisorshares.com/etfs/msos

The securities held by the Trust and the MSOS do not have different voting rights from those of the other securityholders of the same class of securities.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of the common shares of the Company as at May 31, 2023. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act.

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	10.4%
AdvisorShares MSOS ETF	8,027,268	6.7%

The Company is not owned directly or indirectly by another corporation, foreign government or any other natural person. There are no arrangements known to the Company, the operation of which may result in a change of control of the Company.

B. Related Party Transactions

Promissory Note to Sonny Newman

During the year ended January 31, 2023, the Company made payments totaling $6.1 million to Sonny Newman, the President and Chief Executive Officer of the Company in connection with the Newman Note. As at January 31, 2023, the outstanding balance of the Newman Note was $2,026,666, and is $506,667 as of the date of this Annual Report. See Item 4.A. "Completed Acquisitions and Dispositions - Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA - Promissory Note to Sonny Newman."

Swell Earn-Out Share Cancellations

Pursuant to the Swell Purchase Agreement, individual vendors were entitled to receive 6,000,000 Earn-Out Shares.

On February 13, 2023, and various subsequent dates in February and March 2023, C21 entered into the Cancellation Agreements in connection with the Swell Earn-Out share entitlements with a majority of the Swell Vendors. C21 agreed to collectively pay cash in the amount of $575,136 in exchange for their entitlement to redeem 4,792,800 Swell Earn-Out Shares.

Consulting Agreement with CB1

On September 1, 2019, the Company entered into a Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1, a Delaware limited liability company. The Company engaged CB1 for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1; (b) an option award of 500,000 shares of common stock of the Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 equal to one percent of the total amount of any such loan or investment. Effective February 1, 2022, the monthly consulting fee was changed to $10,000 and the agreement terminates on March 31, 2023. Mr. Harrison is a principal of CB1. On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors. The Consulting Services Agreement remains in effect as of the date of this Annual Report.

For further information, see Management's Discussion and Analysis, attached hereto as Exhibit 15.1, and incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 "Financial Statements" for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this Annual Report.

Legal Proceedings

Oregon Action

A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and are defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195.00 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the plaintiffs amended their appeal to also appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied.

On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court. The petition for review is pending. The Company cannot predict if the Oregon Supreme Court will grant certiorari to hear the appeal, and if so, the likely resolution of the appeal.

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

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,176.05 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage, and the trial date is scheduled for February 2024. It is too early to predict the resolution of the claims and counterclaims.

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

B. Significant Changes

The Company has not experienced any significant changes since the date of the financial statements included with this Annual Report, except as disclosed in this Annual Report.

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

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles

The Company is a British Columbia corporation existing under the BCBCA under incorporation number BC0320204. A copy of the Company's Articles is incorporated by reference into this Annual Report as Exhibit 1.1.

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987, as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. with a focus on acquiring United States assets in the state-legal cannabis industry.

The Company's Articles do not limit the Company's objects and purposes and there are no restrictions on the business the Company may carry out in the Articles.

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

A director is not required to hold a share in the capital of the Company as a qualification for his office but shall be qualified as required by the BCBCA, to become or act as a director.

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

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payment of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, sinking or purchase funds.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Annual Report, the only contracts entered into by the Company during the two years immediately preceding the date of this Annual Report which are material are the following:

(i) Earn Out Share Settlement Agreement dated November 4, 2021, between the Company and certain Phantom vendors. See Item 7.B. "Major Shareholders and Related Party Transactions - Related Party Transactions". The Earn-Out Share Settlement Agreement is attached hereto as Exhibit 4.4 and is incorporated by reference herein.

(ii) Earn Out Share Settlement Agreement dated February 13, 2023, between the Company and Alleh Lindquist among others. The Earn-Out Share Settlement Agreement is attached hereto as Exhibit 4.5 and is incorporated by reference herein.

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

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. . A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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

A copy of this Annual Report and certain other documents referred to in this Annual Report and other documents filed by the Company may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from EDGAR.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at the date of this Annual Report:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company deposits the majority of its cash with high credit quality financial institutions in the United States. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investment and financing activities. Management and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for year ended January 31, 2023, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. The Company is assessing various opportunities for additional financing through either debt or equity to be used for corporate working capital and possible future acquisitions.

Further, there remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, especially given the interest rate environment since the beginning of 2022. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at the date of this Annual Report, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

Commodity Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company is not a party to any foreign currency hedge contracts as at the date of this Annual Report.

Inflation Risk

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a continued high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our services do not increase with these increased costs.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at January 31, 2023 (the "Evaluation Date").

Disclosure controls and procedures are controls and procedures that are designed to ensure that that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.

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

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect all possible misstatements or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company's internal control over financial reporting, management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, our management concluded that certain of our internal controls over financial reporting were not effective as of the Evaluation Date, due to the existence of material weaknesses related to inadequate segregation of duties in certain financial reporting processes, lack of evidence and review of certain internal controls processes, and partly due to the Company's small size insufficient personnel with an appropriate level of technical accounting knowledge and experience relative to the Company's complexity and financial accounting and reporting requirements resulting in certain errors within the Company's consolidated financial statements in accordance with US GAAP.

The Company is committed to maintaining a strong internal control environment. In order to address the material weaknesses in internal control over financial reporting noted above, management with oversight and direction from the Audit Committee and the Board of Directors is developing a remediation plan. To remediate the material weakness and significant deficiencies described above, management is currently considering the following actions:

  retain additional in-house accounting personnel and continue to enhance our internal finance and accounting organizational structure.
  strengthen the direct management oversight of complex transactions, along with the use of legal and accounting professionals; and
  expand the scope of services with the Company's independent outside accounting consulting firm to assist with additional oversight of its financial statements and regulatory filings.

As we continue to develop and implement our remediation plan, additional remediation steps will be identified and adopted.

We will consider the material weaknesses remediated after the applicable controls operate for a sufficient period of time, and management has concluded that the controls are operating effectively.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Disclosure Controls or its Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2023, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board has determined that D. Bruce Macdonald qualifies as a financial expert and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

Item 16B. Code of Ethics

On February 4, 2019, the Company adopted a Code of Business Conduct and Ethics that applies to all employees of the Company, including its Chief Executive Officer and Chief Financial Officer. A copy of the Company's Code of Ethics will be provided to any person requesting the same without charge. To request a copy of our Code of Ethics, please make a written request to our Chief Financial Officer at the Company's corporate office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

As at the date of this Annual Report, the Company has not made any modification, material departure, waiver or implicit waiver of the Company's Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Marcum, LLP, Certified Public Accountants, New York, NY (PCAOB ID #688) ("Marcum"), has been the external auditor of the Company since November 30, 2022. The predecessor external auditor of the Company prior to the appointment of Marcum was Baker Tilly US, LLP ("Baker Tilly"). The aggregate fees billed by the Company's external auditors, Marcum and Baker Tilly, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2023	C$389,875	C$47,572	C$38,815	Nil
January 31, 2022	C$460,938	C$71,500	C$77,100	37,400

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

Item 16F. Changes in Registrant's Certifying Accountant

At the Company's request, the Company's former independent auditor, Baker Tilly, resigned effective November 30, 2022, and Marcum was engaged as the Company's new independent auditor effective November 30, 2022. The disclosure required pursuant to this Item 16F was included in the Company's Current Report on Form 6-K filed with the SEC on December 1, 2022, in Exhibits 99.1, which are hereby incorporated by reference into this Annual Report.

Item 16G. Corporate Governance

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.  Insider Trading Policies

Not Applicable.

PART III.

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the years ended January 31, 2023 and 2022 audited in accordance with U.S. GAAP.

Audited Financial Statements of the Company for the years ended January 31, 2021 audited in accordance with U.S. GAAP.

Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of C21 Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of C21 Investments Inc. (the "Company") as of January 31, 2023, the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments described in Note 2 that were applied to restate the 2022 consolidated financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Marcum LLP  ◼ 111 West Saint John Street ◼ Suite 515 ◼ San Jose, California 95113 ◼ Phone 669.232.9500 ◼ marcumllp.com

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022. San Jose, California

June 13, 2023

PCAOB #ID 688

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of
Directors C21 Investments Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments described in Note 2, the accompanying consolidated balance sheet of C21 Investments Inc. (the "Company") as of January 31, 2022, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cashflows for the year then ended, and related notes. (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 2, present fairly, in all material respects, the financial position of the Company as of January 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments for the change described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2023 Baker Tilly US, LLP

We served as the Company's auditor from 2020 to 2022.

Irvine, CA
August 15, 2022

C21 INVESTMENTS INC.
Consolidated Balance Sheets
(Expressed in U.S. dollars)
	January 31, 2023	January 31, 2022 (As restated - Note 2)
	$	$
ASSETS
Current assets
Cash	1,891,772	3,067,983
Receivables	412,310	210,423
Inventory	4,173,573	4,054,473
Prepaid expenses and deposits	881,628	773,450
Assets classified as held for sale	1,383,089	2,178,145
	8,742,372	10,284,474
Non-current assets
Property and equipment	4,685,118	4,869,593
Right-of-use assets	8,385,533	8,875,884
Intangible assets	7,886,825	9,224,165
Goodwill	28,541,323	28,541,323
Security deposit	46,871	49,011
Deferred tax asset	23,362	-
Total assets	58,311,404	61,844,450

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,921,426	2,508,869
Promissory note payable - current portion	2,026,667	6,080,000
Convertible promissory notes	1,156,259	1,281,442
Income taxes payable	7,736,858	4,870,170
Deferred revenue	94,068	-
Lease liabilities - current portion	398,723	325,698
Liabilities classified as held for sale	640,266	874,379
Deferred income tax liability	-	33,558
	14,974,267	15,974,116
Non-current liabilities
Lease liabilities	8,554,702	8,953,425
Deposit liability	175,000	100,000
Promissory note payable	-	2,026,667
Derivative liability	239,700	1,006,368
Reclamation obligation	52,659	55,272
Total liabilities	23,996,328	28,115,848

Commitments and contingencies (Notes 17 and 20)

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of January 31, 2023 and 2022, respectively	105,445,792	105,236,351
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,287,145)	(2,370,967)
Deficit	(69,471,712)	(69,764,923)
Total shareholders' equity	34,315,076	33,728,602
Total liabilities and shareholders' equity	58,311,404	61,844,450

On behalf of the Board:

"Bruce Macdonald"	Director	"Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Income and Comprehensive Income
(Expressed in U.S. dollars, except number of shares)
	Years ended January 31
	2023	2022 (As restated - Note 2)
	$	$

Revenue	28,888,410	32,982,976
Cost of sales	15,487,264	14,172,991
Gross profit	13,401,146	18,809,985

Selling, general and administrative expenses	9,445,908	9,055,174

Income from operations	3,955,238	9,754,811

Accretion expense	-	(230,462)
Gain on change in fair value of derivative liabilities	742,483	8,576,290
Impairment loss	(20,726)	-
Interest expense	(456,691)	(1,077,068)
Other (expenses) income	(28,996)	108,470
Net income from continuing operations before income taxes	4,191,308	17,132,041
Income tax expense	(2,809,768)	(4,934,467)
Net income from continuing operations after income taxes	1,381,540	12,197,574

Net loss from discontinued operations after income taxes	(1,088,329)	(2,242,644)

Net income	293,211	9,954,930

Other comprehensive income (loss)
Cumulative translation adjustment	83,822	(766,841)
Comprehensive income	377,033	9,188,089
Basic income per share from continuing operations	0.01	0.10
Diluted income per share from continuing operations	0.01	0.10
Basic and diluted loss per share from discontinued operations	(0.01)	(0.02)
Basic income per share	0.00	0.08
Diluted income per share	0.00	0.08
Weighted average number of common shares outstanding - basic	120,047,814	118,308,584
Weighted average number of common shares outstanding - diluted	122,880,907	121,141,677

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)
	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2021 (As restated - Note 2)	117,057,860	103,636,830	649,928	(1,604,126)	(79,719,853)	22,962,779
Commitment to issue shares on purchase of EFF	19,774	21,787	(21,787)	-	-	-
Shares issued on exercise of Phantom Farms warrants	456,100	533,326	-	-	-	533,326
Shares issued on exercise of guaranteed warrants	1,214,080	-	-	-	-	-
Shares issued - settlement of earn out shares	1,300,000	677,939	-	-	-	677,939
Share-based compensation	-	366,469	-	-	-	366,469
Net income and other comprehensive loss for the year	-	-	-	(766,841)	9,954,930	9,188,089
Balance, January 31, 2022 (As restated - Note 2)	120,047,814	105,236,351	628,141	(2,370,967)	(69,764,923)	33,728,602
Share-based compensation	-	209,441	-	-	-	209,441
Net income and other comprehensive income for the year	-	-	-	83,822	293,211	377,033
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
	Years ended January 31,
	2023	2022 (As restated - Note 2)
	$	$
OPERATING ACTIVITIES
Net income after taxes from continuing operations	1,381,540	12,197,574
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion expense	-	230,462
Amortization of right-of-use assets	490,351	461,364
Deferred income tax (recovery) expense	(56,920)	590,072
Depreciation and amortization	1,843,366	1,818,325
Foreign exchange (gain) loss	(21,670)	500,462
Gain on change in fair value of derivative liabilities	(742,483)	(8,576,290)
Impairment loss	20,726	-
Interest expense	456,360	83,058
Provision to record inventory at net realizable value	174,453	-
Share-based compensation	209,441	366,469
Changes in operating assets and liabilities:
Receivables	(201,887)	(94,406)
Inventory	(293,553)	(1,361,826)
Prepaid expenses and deposits	(108,178)	4,587
Assets classified as held for sale	-	790,828
Accounts payable and accrued liabilities	184,662	1,568,932
Income taxes payable	2,866,688	1,198,502
Deferred revenue	94,068	-
Lease liabilities	(325,697)	(534,098)
Liabilities classified as held for sale	-	(805,406)
Cash provided by operating activities of continuing operations	5,971,267	8,438,609
Cash used in operating activities of discontinued operations	(71,292)	(1,602,478)

INVESTING ACTIVITIES
Purchases of property and equipment	(442,285)	(2,562,304)
Cash used in investing activities of continuing operations	(442,285)	(2,562,304)
Cash provided by investing activities of discontinued operations	51,357	1,168,349

FINANCING ACTIVITIES
Principal repayments on promissory note payable	(6,080,000)	(6,080,000)
Repayments of convertible promissory notes	(40,000)	(1,210,000)
Cash proceeds from warrants	-	533,326
Interest paid in cash	(505,747)	(1,082,500)
Lease payments received	-	100,000
Cash used in financing activities of continuing operations	(6,625,865)	(7,739,174)
Cash used in financing activities of discontinued operations	(58,032)	(105,360)

Effect of foreign exchange on cash	(1,361)	(766,841)
Decrease in cash during the year	(1,176,211)	(3,169,199)
Cash beginning of year	3,067,983	6,237,182
Cash end of year	1,891,772	3,067,983

Supplemental disclosure of cash flow information
Interest paid in cash	505,747	2,322,855
Income taxes paid in cash	-	3,145,893

Non-cash financing activities
Fair value of common shares issued in settlement of Phantom Farms earn out shares	-	677,939
Fair value of common shares issued as partial settlement of commitment to issue shares	-	21,787

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1.

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

For the year ended January 31, 2021, the Company operated in two segments: recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 16). During the year ended January 31, 2022, the Company made the strategic decision to exit operations in Oregon. The comparative results of operations have been re-stated to present the operating results of the Oregon segment as discontinued operations. The Nevada segment remains engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales.

At January 31, 2023, the Company had a working capital deficit of $6,231,895 (2022 - $5,689,642) and an accumulated deficit of $69,471,712 (2022 - $69,764,923). However, for the year ended January 31, 2023, the Company generated net income and positive cash flows from continuing operations.

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

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements as of and for the years ended January 31, 2023 and 2022 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

b) Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar ("USD") is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

A summary of the Company's subsidiaries included in these financial statements as at January 31, 2023 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Swell Companies LTD (2)	Cannabis processor, distributor
Megawood Enterprises Inc. (2)	Cannabis retailer
Phantom Venture Group, LLC (2)	Holding Company
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
63353 Bend, LLC (2)	Cannabis producer
20727-4 Bend, LLC (2)	Cannabis processor
4964 BFH, LLC (2)	Cannabis producer
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have USD as their functional currency.

(2) Operations discontinued and results included in discontinued operations.

d) Restatement of the January 31, 2022 consolidated financial statements

The January 31, 2022 balances have been restated for an error in the Company's measurement of income taxes payable. The Company identified amounts of depreciation, amortization and lease payments included in its calculation of income taxes payable for the years ended January 31, 2022 and 2021 that are ineligible for deduction. The Company also identified amounts of inventory impairments that were not included as deductible expenses.

The effects of the restatement in the consolidated balance sheet as at January 31, 2022 are as follows:

	Previously reported	Change	Restated
	$	$	$
Income taxes payable	3,658,162	1,212,008	4,870,170
Deferred tax asset	9,024	(9,024)	-
Deferred tax liability	-	33,558	33,558
Deficit	(68,510,333)	(1,254,590)	(69,764,923)

The effects of the restatement in the consolidated statement of comprehensive income for the year ended January 31, 2022 are as follows:

	Previously reported	Change	Restated
	$	$	$
Income tax expense	(3,973,246)	(961,221)	(4,934,467)

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

For the year ended January 31, 2022, the consolidated statement of cash flows contains an adjustment of $961,221 within net income after taxes from continuing operations and changes in income taxes payable. Opening deficit as at January 31, 2022 contains an adjustment of $293,370 in respect of income tax expense pertaining to ineligible deductions in the year ended January 31, 2021.

For the year ended January 31, 2022, basic and diluted income per share from continuing operations and basic and diluted income per share decreased from $0.11 and $0.09, respectively, to $0.10 and $0.08, respectively.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Significant accounting estimates and assumptions

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

Areas requiring a significant degree of estimation and judgment relate to the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liabilities.

b) Cash

Cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

The recent closures of Silicon Valley Bank, Signature Bank and First Republic Bank and their placement into receivership with the Federal Deposit Insurance Corporation ("FDIC") have identified bank-specific liquidity risks and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at Silicon Valley Band and Signature Bank would have access to their funds, even deposit amounts that exceed FDIC deposit insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. We do not currently have a commercial relationship with a bank that has failed or is, to our knowledge, otherwise is experiencing operational distress, nor have we experienced delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash may be threatened and could have a material adverse effect on our business operations and financial condition.

As at January 31, 2023, the Company had FDIC coverage over $697,945 (January 31, 2022 - $850,704) of its cash balance.

c) Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income and comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive income.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Inventory

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

e) Property and equipment

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

f) Intangible assets

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

g) Goodwill

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

For the years ended January 31, 2023 and 2022, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and as such, no impairment was noted.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Impairment of long-lived assets

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

i) Assets and liabilities held for sale

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

k) Convertible instruments

The Company accounts for convertible debt as a single unit of account, unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the Company uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and includes the effect of potential share settlement for instruments that may be settled in cash or shares.

l) Leases

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASU 2016-02, Leases ("ASC 842"). The lease classification is reassessed only when: (a) the contract is modified and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

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

m) Financial instruments

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

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

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2023 and 2022.

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

Financial instruments subsequently measured at amortized cost include promissory note payable, convertible promissory notes, and reclamation obligation.

n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share-based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

o) Income taxes

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

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of comprehensive income.

p) Earnings (loss) per share

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606 - Revenue From Contracts With Customers. Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

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

Provisions for expected credit losses on accounts receivable are based on the Company's assessment of the collectability of specific customer balances, which is based upon a review of the customer's creditworthiness and past collection history. For trade receivables deemed to be uncollectible, and arose from the sale of goods, the Company will write off the specific balance against the allowance for doubtful accounts when it is known that a provided amount will not be collected.

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended January 31, 2023, revenue from retail sales from continuing operations totaled $26,713,239 (2022 - $32,351,024) and revenue from wholesale from continuing operations totaled $2,175,171 (2022 - $631,952).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of income and comprehensive income and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of January 31, 2023 and 2022, the loyalty liability totaled $94,068 and $nil, respectively, and is included in deferred revenue on the consolidated balance sheets.

s) Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a reclamation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statements comprehensive income. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

t) Recently issued accounting pronouncements

Recent accounting pronouncements, other than those below, issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and the U.S. Securities and Exchange Commission did not or are not believed by management to have a material effect on the Company's present or future financial statements.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS

In January 2022, the Company entered into to a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The lease-to-own arrangement concludes in January 2027 with total undiscounted payments over the term amounting to $2,514,805. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment have not been derecognized and payments received will be recorded as a deposit liability until such time that collectability becomes probable. As at January 31, 2023, $175,000 has been received under the arrangement and has been recorded as a deposit liability.

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

On July 20, 2022, the Company sold the remaining Oregon inventory with a book value of $357,540 for proceeds of $357,540.

During the year ended January 31, 2023, net loss from discontinued operations included impairment loss attributable to inventory in Oregon in the amount of $5,851 (2022 - $1,093,308) in order to record inventory at its net realizable value.

During the year ended January 31, 2023, net loss from discontinued operations included impairment of right-of-use assets in Oregon in the amount of $183,745 (2022 - $nil) that the Company concluded had a recoverable amount of $nil.

Prepaid expenses classified as held for sale primarily relates to the renewal of licenses that may be transferred in the event of a sale. Otherwise, prepaid expenses will be expensed within loss from discontinued operations over the next twelve months.

For the year ended January 31, 2023, the Company recorded a provision for expected credit losses on previously recorded management fees receivable of $218,425 (2022 - $111,616).

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

The following table summarizes the major classes of assets and liabilities of the discontinued Oregon operation that have been classified as held-for-sale in the consolidated balance sheets:

	January 31, 2023	January 31, 2022
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	15,522	64,456
Inventory	-	363,391
Prepaid expenses and deposits	84,972	111,617
Deferred tax asset	143,078	152,177
Property and equipment	1,139,517	1,139,517
Right-of-use assets	-	346,987
Total assets classified as held for sale	1,383,089	2,178,145

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	216,298	412,093
Long-term debt	423,968	462,286
Total liabilities classified as held for sale	640,266	874,379

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (continued)

A summary of the Company's major classes of line items constituting net loss from discontinued operations for the years ended January 31, 2023 and 2022 is as follows:

	2023	2022
	$	$
Revenue	357,540	1,128,403
Cost of sales	357,540	1,602,257
Gross loss	-	(473,854)

Expenses (income)
Selling, general and administrative expenses	608,112	638,521
Impairment loss	245,682	1,093,308
Provision for expected credit losses	218,425	111,616
Other income	6,861	(32,231)
Net loss from discontinued operations before income taxes	(1,079,080)	(2,285,068)
Income tax (recovery) expense	(9,249)	42,424
Net loss from discontinued operations after income taxes	(1,088,329)	(2,242,644)

A summary of the Company's cash flows from discontinued operations for the years ended January 31, 2023 and 2022 is as follows:

	2023	2022
	$	$
Net cash used in operating activities of discontinued operations	(71,292)	(1,602,478)
Net cash provided by investing activities of discontinued operations	51,357	1,168,349
Net cash used in financing activities of discontinued operations	(58,032)	(105,360)

5. SECURITY DEPOSIT

Non-current assets include a security deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. At January 31, 2023, the security deposit had a balance of $46,871 (January 31, 2022 - $49,011).

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	January 31, 2023	January 31, 2022
	$	$
Taxes receivable	10,834	11,945
Trade receivables	401,476	198,478
	412,310	210,423

There was no provision for expected credit losses on trade receivables at January 31, 2023 or January 31, 2022.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

7. INVENTORY

A summary of the Company's inventory is as follows:

	January 31, 2023	January 31, 2022
	$	$
Finished goods	1,556,353	1,848,392
Work in process	2,494,455	2,029,133
Raw materials	122,765	176,948
	4,173,573	4,054,473

During the year ended January 31, 2022, cost of sales includes a provision to record inventory at net realizable value of $174,453 (January 31, 2022 - $nil). Finished goods inventory is presented net of the provision to record inventory at net realizable value.

8.    PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	January 31, 2023	January 31, 2022
	$	$
Land	1,330,000	1,330,000
Leasehold improvements	1,775,896	1,758,229
Furniture & fixtures	468,696	460,890
Computer equipment	6,659	46,484
Machinery & equipment	2,450,919	2,305,217
	6,032,170	5,900,820
Less: accumulated depreciation	(1,347,052)	(1,031,227)
	4,685,118	4,869,593

Total depreciation expense for the year ended January 31, 2023 was $533,702 (2022 - $472,998). Of the total depreciation expense, $472,096 was allocated to inventory (2022 - $260,006). During the year, the Company disposed of property and equipment with a cost of $309,907 and accumulated depreciation of $217,877.

At January 31, 2022, the Company reclassified buildings with a cost of $1,370,212 and accumulated depreciation of $230,695 to assets classified as held for sale.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 11) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

At January 31, 2023, assets classified as held for sale contains right-of-use assets with a carrying value of $nil (January 31, 2022 - $346,987). Management estimated the fair value less costs to sell of right-of-use assets classified as held for sale at January 31, 2023 was $nil (January 31, 2022 - $346,987).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

9. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	January 31, 2023	January 31, 2022
	$	$
Licenses	12,167,021	12,141,476
Brands	644,800	868,982
Customer relationships	1,540,447	1,758,553
	14,352,268	14,769,011
Less: accumulated amortization	(6,465,443)	(5,544,846)
	7,886,825	9,224,165

During the year ended January 31, 2023, the Company recognized amortization expense on intangible assets of $1,337,336 (2022 - $1,370,286).

During the year ended January 31, 2022, the Company recognized impairment charges of $363,510 on customer relationships allocated to the Oregon reporting unit (Note 4).

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

$
January 31, 2024	1,337,336
January 31, 2025	1,337,336
January 31, 2026	1,337,336
January 31, 2027	1,337,336
January 31, 2028	1,325,336
Thereafter	1,212,145
7,886,825

b) Goodwill

As at January 31, 2023 and 2022, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified in either year.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	January 31, 2023	January 31, 2022
	$	$
Accounts payable	1,842,089	1,402,546
Accrued liabilities	450,485	428,414
EFF settlement accrual (Note 20)	612,500	612,500
Interest payable	16,352	65,409
	2,921,426	2,508,869

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

11.  LEASES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842.

A summary of the Company's active leases and total lease term under contract as at January 31, 2023 is as follows:

Entity Name/Lessee	Asset	Lease term	Type
Silver State Cultivation LLC	Land/ Building	12	Operating lease
Silver State Relief LLC (Sparks)	Land/ Building	12	Operating lease
Silver State Relief LLC (Fernley)	Land/ Building	12	Operating lease
Phantom Distribution, LLC	Land/ Building	5	Operating lease
63353 Bend, LLC	Land/ Building	5	Operating lease
20727-4 Bend, LLC	Land/ Building	5	Operating lease

For the year ended January 31, 2023, the Company incurred operating lease costs in continuing operations of $1,403,743, (2022 - $1,403,743). Of this amount, $812,368 (2022 - $812,368) was allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	January 31, 2023	January 31, 2022
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	9.63	10.46

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as of January 31, 2023 is as follows:

Year ending January,	$
2024	1,276,262
2025	1,314,551
2026	1,353,987
2027	1,394,607
2028	1,436,445
Thereafter	7,712,494
Total undiscounted lease liabilities	14,488,346
Interest on lease liabilities	(5,534,921)
Total present value of minimum lease payments	8,953,425
Current portion of lease liability	398,723
Lease liability	8,554,702

As at January 31, 2023, liabilities classified as held for sale include lease liabilities of $216,298 (2022 - $412,093) and pertain to the operating leases in Phantom Distribution, LLC, 63353 Bend, LLC and 20727-4 Bend, LLC.

As at January 31, 2023, the Company has total undiscounted lease liabilities of $14,488,346 pertaining to lease liabilities in continuing operations and total undiscounted lease liabilities of $228,192 which are classified as held for sale and pertain to the operating leases in Phantom Distribution, LLC, 63353 Bend, LLC and 20727-4 Bend, LLC.

12. PROMISSORY NOTES

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

12. PROMISSORY NOTES (continued)

a) Convertible promissory notes

A summary of the Company's convertible promissory notes denominated in U.S. dollars is as follows:

	June 13, 2018 issuance	May 24, 2019 issuance	Total
	$	$	$
Balance, January 31, 2021	1,072,590	1,130,056	2,202,646
Payment	-	(1,210,000)	(1,210,000)
Interest expense	17,649	40,685	58,334
Accretion expense	191,203	39,259	230,462
Balance, January 31, 2022	1,281,442	-	1,281,442
Payment	(41,600)	-	(41,600)
Interest expense	1,600	-	1,600
Loss on foreign exchange translation	(85,183)	-	(85,183)
Balance, January 31, 2023	1,156,259	-	1,156,259

On August 19, 2022, the Company repaid $41,600 comprised of $40,000 of principal and $1,600 of interest related to the June 13, 2018 issuance of convertible promissory notes.

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is in an ongoing dispute with the vendors over repayment (Note 20). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in USD while the functional currency of the Company is Canadian dollars. The conversion feature expired on June 13, 2021 and as such the fair value of the conversion feature as at January 31, 2023 was $nil (January 31, 2022 - $nil).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. On May 24, 2021 the note was fully repaid.

b) Promissory note payable

A summary of the Company's promissory note payable denominated in USD is as follows:

$
Balance, January 31, 2021	14,186,667
Repayments	(6,080,000)
Balance, January 31, 2022	8,106,667
Repayments	(6,080,000)
Balance, January 31, 2023	2,026,667
Current portion	2,026,667
Non-current portion	-

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The promissory note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The promissory note accrues interest at a rate of 10% per annum. The promissory note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

12. PROMISSORY NOTES (continued)

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month. Further, the annual interest rate on the note was reduced from 10% to 9.5%. The remaining balance on the promissory note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced an agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his promissory note, due to mature on January 1, 2021, was amended with lower monthly payments amortized over a 30-month period. Commencing December 1, 2020, the monthly payments are $506,667 plus interest. The interest rate at 9.5% was unchanged.

For the year ended January 31, 2023, interest expense was $455,091 (2022 - $1,032,691). Interest paid during the year ended January 31, 2023 was $504,147 (2022 - $1,082,500).

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liabilities is as follows:

	Conversion feature of convertible promissory notes	Earn out shares	Total
	$	$	$
Balance, January 31, 2021	485,157	9,273,970	9,759,127
Fair value adjustment on derivative liabilities	(485,157)	(8,091,133)	(8,576,290)
Settlement of Phantom earn out	-	(677,939)	(677,939)
Effect of foreign exchange	-	501,470	501,470
Balance, January 31, 2022	-	1,006,368	1,006,368
Fair value adjustment on derivative liabilities	-	(742,483)	(742,483)
Effect of foreign exchange	-	(24,185)	(24,185)
Balance, January 31, 2023	-	239,700	239,700

Upon the February 4, 2019 acquisition of Phantom Farms, the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. The fair value of the derivative liability is derived using a Monte Carlo simulation. On January 24, 2022, the Company issued 1,300,000 common shares for full settlement of the Phantom earn out shares.

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

A summary of the Company's significant inputs into the Monte Carlo simulation used to determine the fair value of earn out shares is as follows:

	January 31, 2023	January 31, 2022
Discount rate	4.43%	1.24%
Expected life in years	3.31	4.33
Expected stock volatility	80%	80%
Expected volatility of foreign exchange	6.40%	6.52%
The conversion feature of the June 13, 2018 and May 24, 2019 convertible promissory notes expired on June 13, 2021 and May 24, 2021, respectively. As such, the fair value of each at January 31, 2023 and 2022 was $nil and $nil, respectively.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2021	117,057,860	103,636,830
Shares issued - Phantom Farm warrants exercises (1)	456,100	533,326
Shares issued - EFF commitment (2)	19,774	21,787
Shares issued - Guaranteed warrants (3)	1,214,080	-
Shares issued - Settlement of Earn out shares (4)	1,300,000	677,939
Share-based compensation	-	366,469
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	209,441
Balance, January 31, 2023	120,047,814	105,445,792

(1) On February 4, 2021 the Company issued 456,100 shares upon the exercise of Phantom Farm warrants.

(2) On April 5, 2021, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(3) On June 17, 2021, the Company issued 1,214,080 common shares pursuant to the cashless exercise of 4,160,000 warrants.

(4) On January 24, 2022, the Company issued 1,300,000 common shares for the settlement of Phantom earn out shares.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2023 shares issued pursuant to this commitment total 1,184,407 shares.

b) Warrants

A summary of the Company's warrant activity is as follows:

	Warrants outstanding	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2021	11,894,746	1.32	1.96
Exercised	(4,616,100)	1.05
Expired	(4,038,646)	1.73
Balance, January 31, 2022	3,240,000	1.18	2.10
Balance, January 31, 2023	3,240,000	1.18	1.10

A summary of the Company's outstanding and exercisable warrants at January 31, 2023, is as follows:

Expiry date	Exercise price	Number of warrants
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
		3,240,000

As at January 31, 2023 and 2022, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

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

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2021	6,965,000	1.22	2.05
Expired	(1,350,000)	2.80
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70
Expired	(1,405,000)	1.25
Balance, January 31, 2023	4,810,000	0.75	0.86

A summary of the Company's stock options outstanding and exercisable at January 31, 2023, is as follows:

Expiry date	Exercise price	Outstanding	Exercisable
	C$	#	#
August 17, 2023	0.70	3,560,000	3,560,000
January 28, 2024	1.50	150,000	150,000
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	199,998
		4,810,000	4,409,998

As at January 31, 2023 and 2022, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the year ended January 31, 2023, the Company recorded a share-based compensation expense of $209,441 (2022 - $366,469). A summary of the Company's assumptions used in the Black-Scholes option pricing model for stock options granted during the years ended January 31, 2023 and 2022, is as follows:

	2023	2022
Stock price	C$0.61
Exercise price	C$0.70
Risk-free rate	1.60%	-
Expected life of options	3 years	-
Annualized volatility	80%	-
Dividend rate	0%	-

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. The expected term used for options issued to non-employees is the contractual life and the expected term used for options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the years ended January 31, 2023 and 2022, is as follows:

	2023	2022
	$	$
Accounting and legal	716,349	665,248
Depreciation and amortization	1,365,018	1,280,446
License fees, taxes and insurance	1,625,036	1,807,645
Office facilities and administrative	338,492	301,944
Operating lease cost	591,375	591,376
Other expenses	806,009	256,454
Professional fees and consulting	903,513	701,999
Salaries and wages	2,747,133	2,913,900
Sales, marketing, and promotion	83,672	83,770
Share-based compensation	209,441	366,469
Shareholder communications	18,128	26,781
Travel and entertainment	41,742	59,142
	9,445,908	9,055,174

16. SEGMENTED INFORMATION

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

A summary of the Company's segmented operational activity and balances for the year ended January 31, 2023 is as follows:

	Discontinued operations (Oregon)	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	357,540	28,888,410	-	29,245,950
Gross profit	-	13,401,146	-	13,401,146
Operating expenses:			-
General and administration	(386,779)	(4,397,477)	(2,798,925)	(7,583,181)
Sales, marketing, and promotion	(1,938)	(83,672)	-	(85,610)
Operating lease cost	(195,639)	(591,375)	-	(787,014)
Depreciation and amortization	(23,756)	(1,270,092)	(94,926)	(1,388,774)
Share-based compensation	-	-	(209,441)	(209,441)
Impairment of inventory	(245,682)	-	(20,726)	(266,408)
Provision for expected credit losses	(218,425)	-	-	(218,425)
Interest, accretion, and other	(6,861)	(31,327)	288,123	249,935
Net income (loss) before taxes	(1,079,080)	7,027,203	(2,835,895)	3,112,228

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances for the year ended January 31, 2022 is as follows:

	Discontinued operations (Oregon)	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	1,128,403	32,982,976	-	34,111,379
Gross profit (loss)	(473,854)	18,809,985	-	18,336,131
Operating expenses:
General and administration	(429,969)	(3,797,101)	(2,936,012)	(7,163,082)
Sales, marketing, and promotion	-	(83,770)	-	(83,770)
Operating lease cost	(1,233)	(591,376)	-	(592,609)
Depreciation and amortization	(207,319)	(1,276,640)	(3,806)	(1,487,765)
Share-based compensation	-	-	(366,469)	(366,469)
Impairment of inventory	(1,456,818)	-	-	(1,456,818)
Interest, accretion, and other	284,125	22,171	7,355,059	7,661,355
Net income (loss) before taxes	(2,285,068)	13,083,269	4,048,772	14,846,973

a) Entity-wide disclosures

All revenue for the years ended January 31, 2023 and 2022 was earned in the United States.

For the years ended January 31, 2023 and January 31, 2022, no customer represented more than 10% of the Company's net revenue and receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	January 31, 2023	January 31, 2022
	$	$
Nevada	11,321,662	11,903,430
Discontinued operations (Oregon)	1,748,286	1,817,633
Other	703	24,414
	13,070,651	13,745,477

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. A summary of the Company's future minimum payments at the year ended January 31, 2023 is as follows:

	Third Parties	Related Parties	Total
	$	$	$
2024	273,743	1,276,262	1,550,005
2025	45,551	1,314,551	1,360,102
2026	45,551	1,353,987	1,399,538
2027	45,551	1,394,607	1,440,158
2028	45,551	1,436,445	1,481,996
Thereafter	322,651	7,712,494	8,035,145
	778,598	14,488,346	15,266,944

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable, accrued liabilities, and promissory note payable is as follows:

	January 31, 2023	January 31, 2022
	$	$
Due to the President and CEO	2,043,019	8,172,075
Lease liabilities due to a company controlled by the CEO	8,953,425	9,279,123
Lease liabilities due to SDP Development	-	412,093
Due to the CFO of the Company	692	360
	10,997,136	17,863,651

Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the years ended January 31, 2023 and 2022 is as follows:

	2023	2022
	$	$
Consulting fees paid to a director	125,000	240,000
Amounts paid to CEO or companies controlled by CEO for leases	1,239,090	1,203,000
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	6,584,146	7,162,500
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	267,119
Salary paid to directors and officers	398,950	496,807
Share based compensation including warrants and stock options for directors and officers	153,426	251,333
Lease payments made to SDP Development	-	209,176
	8,700,612	9,829,935

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the years ended January 31, 2023 and 2022, is as follows:

	2023	2022
Net income from continuing operations after income taxes	$1,381,540	$12,197,574
Net loss from discontinued operations after income taxes	$(1,088,329)	$(2,242,644)
Net income	$293,211	$9,954,930

Weighted average number of common shares outstanding	120,047,814	118,308,584
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	121,141,677

Basic income per share, continuing operations	$0.01	$0.10
Diluted income per share, continuing operations	$0.01	$0.10

Basic loss per share, discontinued operations	$(0.01)	$(0.02)
Diluted loss per share, discontinued operations	$(0.01)	$(0.02)

Basic income per share	$0.00	$0.08
Diluted income per share	$0.00	$0.08

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended January 31, 2023 and 2022, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the years ended January 31, 2023 and 2022, the number of stock options excluded from the computation was 4,409,998 and 4,263,333, respectively. For the years ended January 31, 2023 and 2022, the computation of diluted earnings per share also excludes the potential issuance of 6,000,000 earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20.  CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

a)    Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the plaintiffs amended their appeal to also appeal the award of attorney fees and costs.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

20.   CONTINGENCIES (continued)

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied.

On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court. The petition for review is pending. The Company cannot predict if the Oregon Supreme Court will grant certiorari to hear the appeal, and if so, the likely resolution of the appeal.

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

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,176.05 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage, and the trial date is scheduled for February 2024. It is too early to predict the resolution of the claims and counterclaims.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES

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

A summary of the Company's components of the income tax provision for the years ended January 31, 2023 and 2022, is as follows:

		2023		2022 (As restated - Note 2)
	$		$
Current
Canadian		-		-
US Federal and State		2,866,688		4,344,395
Total current income tax expense		2,866,688		4,344,395

Deferred
Canadian		-		-
US Federal and State		(56,920)		590,072
Total deferred income tax recovery		(56,920)		590,072

Total income tax expense		2,809,768		4,934,467

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes for the years ended January 31, 2023 and 2022, is as follows:

	2023	2022 (As restated - Note 2)
	$	$
Canadian	(702,488)	6,985,670
United States	4,893,796	10,146,371
Income (loss) before income taxes	4,191,308	17,132,041

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate for the years ended January 31, 2023 and 2022 is as follows:

	2023	2022 (As restated - Note 2)
	$	$
Income (loss) for the year	4,191,308	17,132,041
Statutory rate	27%	27%

Income tax expense at statutory rate	1,131,653	4,625,653
Non-deductible expenditures and non-taxable revenues
IRC section 280E disallowance	1,802,992	1,834,479
Other	56,549	98,946
Foreign tax rate differential	(288,933)	(608,783)
Change in foreign exchange rates and other	196,298	115,835
Change in valuation allowance	(198,848)	(73,893)
Payable adjustment to provision versus statutory tax returns	67,056	2,738,188
Deferred adjustment to provision versus statutory tax returns	10,410	(4,316,443)
Uncertain tax position, inclusive of interest and penalties	32,591	520,485
	2,809,768	4,934,467

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

A summary of the Company's deferred tax assets significant components is as follows:

	January 31, 2023	January 31, 2022 (As restated - Note 2)
	$	$
Deferred tax assets
Share issuance costs and financing fees	4,764	262,726
Allowable capital losses	132,986	139,182
Non-capital losses	4,699,606	4,376,843
Intangible assets	85,843	98,394
Right of use assets and lease liabilities, net	73,247	53,248
Reclamation obligation	14,219	14,923
Derivative liability	64,719	271,719
Inventories	36,797	-
Convertible promissory note	312,190	345,989
Total deferred tax assets	5,424,371	5,563,024
Valuation allowance	(5,311,368)	(5,510,216)
Total net deferred tax assets	113,003	52,808

Deferred tax liabilities
Property and equipment	(89,641)	(86,366)
Net deferred tax (liability) asset	23,362	(33,558)

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the Canadian loss carryforwards that may expire prior to their utilization has been recorded at January 31, 2023.

As of January 31, 2023, the Company has $17.4 million of Canadian non-capital loses which expire between 2026 and 2043, and Canadian capital losses of $985 thousand with no expiry date. The Company determined a valuation allowance was also applicable to the other Canadian deferred tax assets. The Company also has of $2.7 million of Oregon net operating losses which have a 15-year carryforward period with losses expiring between 2034 and 2038. The Company determined a valuation allowance was applicable to the full amount of the available Canadian losses.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by the Canadian entity over the three-year period ended January 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of January 31, 2023, a valuation allowance of $5,311,368 (2022 - $5,510,216) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained. As of January 31, 2023, and January 31, 2022, the Company recorded an uncertain tax liability of $846,446 and $813,855, respectively, inclusive of interest and penalties.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The uncertain tax position comprises of certain deductions for lease obligations, depreciation and amortization taken in prior years in excess of the accounting expenses in respect of assets used in production as well as deductions for inventory impairment that were not previously taken. The total of these uncertainties before interest and penalties is $789,112 as of January 31, 2023. The Company believes it is reasonably possible that $401,824 of unrecognized tax benefits related to depreciation and $7,745 of unrecognized tax benefits related to amortization, lease obligations and inventory may decrease within the next 12 months as the Company will be filing amended tax returns for prior years and amounts will be coming statute-barred with respect to the 2020 fiscal year.

During the years ended January 31, 2023, the Company recorded interest of $55,065 and penalties of $2,268 on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company is subject to taxation and files income tax returns in Canada, the U.S. and Oregon. As of January 31, 2023, the tax returns for the 2020, 2021 and 2022 fiscal years are subject to examination by tax authorities in the U.S. and Oregon. The tax return for the 2019 fiscal year is also subject to examination by tax authorities in Canada.

The aggregate change in the balance of gross unrecognized tax benefits, which includes interest and penalties is as follows:

	January 31, 2023	2022 (As restated - Note 2)
	$	$
Beginning balance	813,855	293,370
Increase due to tax positions taken during a prior year	32,591	520,485
Ending balance	846,446	813,855

The total amount of unrecognized tax benefits that would, if recognized, impact the effective tax rate is $846,446 for the tax year ended January 31, 2023 ($813,855 for January 31, 2022).

A summary of the components of the Company's income taxes payable is as follows:

	January 31, 2023	January 31, 2022 (As restated - Note 2)
	$	$
Income taxes payable	6,890,412	4,056,315
Unrecognized tax position, inclusive of interest and penalties	846,446	813,855
	7,736,858	4,870,170

22. FINANCIAL INSTRUMENTS

The following tables present information about the Company's financial instruments and their classifications as of January 31, 2023 and January 31, 2022 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

Fair value measurements at January 31, 2023 using:		Level 1		Level 2		Level 3		Total
	$		$		$		$
Financial liabilities:
Earn out shares (Note 13)		-		-		239,700		239,700

Fair value measurements at January 31, 2022 using:		Level 1		Level 2		Level 3		Total
	$		$		$		$
Financial liabilities:
Earn out shares (Note 13)		-		-		1,006,368		1,006,368

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represent a Level 3 measurement.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2023 and 2022

(Expressed in U.S. dollars, except as noted)

23.  SUBSEQUENT EVENTS

On February 13, 2023 the Company announced it had negotiated the cancellation of a portion of the earn out share obligations pursuant to the Swell Purchase agreement. The Company entered into agreements with certain Swell vendors to extinguish the Company's obligation to issue 4,792,800 common shares in exchange for a one-time payment of $575,136.

On February 6, 2023, the Company and its CEO, Sonny Newman, agreed to defer payment of the principal portion of the March 1, 2023 promissory note payment in order to facilitate the cash coverage required to settle the Company's cash settlement with the Swell vendors. The principal portion was deferred until April 1, 2023 and normally scheduled payments of principal and interest resumed at that time.

On March 9, 2023, the Company executed a settlement agreement to terminate the lease-to-own arrangement accounted for as a sales-type lease for certain licenses, land and equipment in Oregon, USA (Note 4). The lessee failed to make the minimum payments under the arrangement and the Company exercised its right to terminate the relationship. As part of the settlement agreement, the lessee paid $500,000 as consideration for two cannabis licenses in Oregon. The Company retains the land, building and equipment.

On June 1, 2023, the Company completed all payments totaling $2,026,667 on the promissory note payable (Note 12(b)) owing to Sonny Newman, the Company's President and CEO. In connection with the repayment, the security against the Company's assets held in Silver State Cultivation LLC and Silver State Relief LLC has been fully discharged.

C21 INVESTMENTS INC.

Consolidated Financial Statements For the year ended January 31, 2021 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Baker Tilly US, LLP 18500 Von Karman Ave; 10th Fl. Irvine, CA 92612 United States of America T: +1 (949) 222 2999 F: +1 (949) 222 2989 bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

C21 Investments Inc.

Opinion on the Financial Statements

W e have audited the accompanying consolidated balance sheet of C21 Investments Inc. (the "Company") as of January 31, 2021, the related consolidated statements of comprehensive loss, changes in shareholders' equity, and cashflows for the year then ended, and related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company's auditor from 2020 to 2022.

Irvine, CA

August 15, 2022

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

C21 INVESTMENTS INC.
CONSOLIDATED BALANCE SHEET
AS AT JANUARY 31, 2021
(Expressed in U.S. dollars)

January 31, 2021
$
ASSETS
Current assets
Cash	6,237,182
Receivables	116,017
Inventory	2,692,647
Prepaid expenses and deposits	778,037
Current portion of assets classified as held for sale	1,492,826
11,316,709
Non-current assets
Property and equipment	2,748,636
Right-of-use assets	9,337,248
Intangible assets	10,957,961
Goodwill	28,541,323
Security deposit	47,739
Deferred tax asset	556,514
Assets classified as held for sale	3,313,334
TOTAL ASSETS	66,819,464

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,680,996
Promissory note payable - current portion	6,080,000
Convertible promissory note - current portion	2,202,646
Income taxes payable	3,378,299
Lease liabilities - current portion	260,621
Current portion of liabilities classified as held for sale	628,171
15,230,733
Non-current liabilities
Lease liabilities	9,279,123
Deposit liability	-
Promissory note payable	8,106,667
Derivative liabilities	9,759,127
Reclamation obligation	55,008
Liabilities classified as held for sale	1,132,658
TOTAL LIABILITIES	43,563,316

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,057,860 shares issued and outstanding as at January 31, 2021	103,636,830
Commitment to issue shares	649,928
Accumulated other comprehensive loss	(1,604,126)
Deficit	(79,426,484)
TOTAL SHAREHOLDERS' EQUITY	23,256,148
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	66,819,464

See accompanying notes to the consolidated financial statements
p. 1

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED JANUARY 31, 2021
(Expressed in U.S. dollars)

January 31, 2021
$

Revenue	33,466,063
Cost of sales	15,418,717
Gross Profit	18,047,346

Selling, general and administrative expense	8,807,399

Income from operations	9,239,947

Interest expense	(3,931,570)
Accretion expense	(1,220,896)
Other income	35,275
Loss on change in fair value of derivative liabilities	(5,756,195)
Net loss from continuing operations before income taxes	(1,633,439)
Income tax expense	(2,968,133)
Net loss from continuing operations after income taxes	(4,601,572)

Net loss from discontinued operations after income taxes	(3,228,056)

NET LOSS	(7,829,628)

Other comprehensive loss
Cumulative translation adjustment	(613,609)
COMPREHENSIVE LOSS	(8,443,237)
Basic loss per share from continuing operations	(0.04)
Diluted loss per share from continuing operations	(0.04)
Basic and diluted loss per share from discontinued operations	(0.03)
Basic loss per share	(0.07)
Diluted loss per share	(0.07)
Weighted average number of common shares outstanding - basic	104,841,540
Weighted average number of common shares outstanding - diluted	104,841,540

See accompanying notes to the consolidated financial statements
p. 2

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED JANUARY 31, 2021
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

See accompanying notes to the consolidated financial statements
p. 3

C21 INVESTMENTS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2021
(Expressed in U.S. dollars)

January 31, 2021
$
OPERATING ACTIVITIES
Net loss from continuing operations	(4,601,572)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,270,526
Share-based compensation	494,435
Interest expense	3,573,101
Accretion expense	1,220,896
Deferred income tax	602,087
Foreign exchange gain	284,401
Loss on change in fair value of derivative liabilities	5,756,195
Gain on disposal of assets	(135,564)
Changes in operating assets and liabilities
Inventory	1,700,987
Prepaid expenses and deposits	(368,678)
Receivables	154,900
Assets classified as held for sale	-
Accounts payable and accrued liabilities	(1,431,130)
Income tax payable	(336,367)
Lease liabilities	(701,115)
Liabilities classified as held for sale	-
Cash provided by operating activities of continuing operations	8,483,102
Cash provided by operating activities of discontinued operations	241,753

INVESTING ACTIVITIES
Purchases of property and equipment	(227,777)
Payment of Megawood consideration payable	(130,000)
Payment of Swell consideration payable	(846,256)
Cash used in investing activities of continuing operations	(1,204,033)
Cash provided by investing activities of discontinued operations	100,000

FINANCING ACTIVITIES
Principal repayments on promissory note payable	(7,013,333)
Repayment of convertible promissory notes	-
Cash proceeds from warrants	-
Cash proceeds from options	98,950
Issuance of convertible debentures on exercise of warrants	5,688,442
Interest paid in cash	(2,500,669)
Lease payments received	-
Cash used in financing activities of continuing operations	(3,726,610)
Cash used in financing activities of discontinued operations	(119,914)

Effect of foreign exchange on cash	(613,609)

Increase in cash during the year	3,160,689
Cash, beginning of year	3,076,493
Cash, end of year	6,237,182

Supplemental disclosure of cash flow information
Interest paid in cash	2,515,446
Income taxes paid in cash	2,832,676

Non-cash investing activities
Right-of-use asset additions resulting from lease renewals	7,236,663

Non-cash financing activities
Common shares issued on exercise of convertible debentures	12,758,473
Common shares issued in settlement of Phantom Farms earn out shares	-
Common shares issued as partial settlement of commitment to issue shares	450,953
Common shares issued to complete purchase of land	2,582,903
Common shares issued as partial repayment of promissory note	38,415

See accompanying notes to the consolidated financial statements
p. 4

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

For the year ended January 31, 2021, the Company operated in two segments: recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (note 17). Subsequent to the year ended January 31, 2021, the Company made the strategic decision to exit operations in Oregon. The results of operations for the year ended January 31, 2021 have been re-stated to present the operating results of the Oregon segment as discontinued operations. The Nevada segment remains engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales.

At January 31, 2021, the Company had cash of $6,237,182, a working capital deficit of $3,914,024, and an accumulated deficit of $79,426,484. However, for the year ended January 31, 2021, the Company generated net positive cash flows from operations.

Management has taken several actions to ensure that the Company will continue as a going concern through January 31, 2022 and January 31, 2023, including the closing of its operations in Oregon (note 4), selling the assets in Oregon, reducing headcount, and reducing discretionary expenditures. The Company is seeking additional financing in the form of debt which could consolidate existing debt on its balance sheet on more favorable terms.

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

p. 5

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION

Basis of presentation

These consolidated financial statements as at and for the year ended January 31, 2021 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

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

p. 6

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in other comprehensive loss.

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

p. 7

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

For the year ended January 31, 2021, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets' estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

p. 8

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

p. 9

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

p. 10

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the year ended January 31, 2021.

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

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statement of comprehensive loss.

p. 11

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

loss per share

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

p. 12

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation obligation

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a reclamation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in the consolidated statements comprehensive loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

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

p. 13

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

Remaining inventory on hand at January 31, 2021 had an estimated aggregate net realizable value of approximately $1,296,009. For the year ended January 31, 2021, net loss from discontinued operations included impairment of inventory in Oregon in the amount of $1,384,922 in order to report inventory at its net realizable value. Subsequent to January 31, 2021, the Company sold the remaining Oregon inventory on July 20, 2022.

Prepaid expenses classified as held for sale primarily relates to the renewal of licenses that may be transferred in the event of a sale. Otherwise, prepaid expenses will be expensed within loss from discontinued operations over the next twelve months.

p. 14

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (Continued)

For the year ended January 31, 2021, the Company recorded a provision for expected credit losses on previously recorded management fees receivable of $nil.

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

The following table summarizes the major classes of assets and liabilities of the discontinued Oregon operation that have been classified as held-for-sale in the consolidated balance sheet:

January 31, 2021
$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	93,855
Inventory	1,296,009
Prepaid expenses and deposits	153,904
Deferred tax asset	109,753
Property and equipment	1,895,572
Right-of-use assets	1,074,930
Intangible assets	182,137
Total assets classified as held for sale	4,806,160
Current portion of assets classified as held for sale	(1,492,826)
Non-current portion of assets classified as held for sale	3,313,334

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	1,217,499
Long-term debt	543,330
Total liabilities classified as held for sale	1,760,829
Current portion of liabilities classified as held for sale	(628,171)
Non-current portion of liabilities classified as held for sale	1,132,658

In connection with the wind-down of operations, the Company concluded that the customer relationship intangible asset held in the Oregon reporting unit had no value and recognized $ nil of impairment. Other expenses for the year ended January 31, 2021 included interest expense of $183,404, acquisition re-organization costs of $1,204,740, and impairment on capital assets of $116,881, offset by other income of $231,212.

p. 15

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (Continued)

The following table provides the major classes of line items constituting pre-tax loss from discontinued operations:

January 31, 2021
$
Revenue	2,661,223
Cost of sales	2,393,417
Gross margin	267,806

Expenses
General and administration	630,691
Provision for expected credit losses	-
Sales, marketing, and promotion	27,933
Operating lease cost	56,650
Depreciation and amortization	378,113
Impairment of inventory	1,384,922
Impairment of intangible asset	-
Other expenses	1,273,813
Net loss from discontinued operations before income taxes	(3,484,316)
Income tax expense	256,260
Net loss from discontinued operations after income taxes	(3,228,056)

The following table summarizes the cash flows from discontinued operations:

January 31, 2021
$
Net cash (used in) provided by operating activities of discontinued operations	241,753
Net cash provided by investing activities of discontinued operations	100,000
Net cash used in financing activities of discontinued operations	(119,914)

5. SECURITY DEPOSIT

The Company has a security deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. At January 31, 2021, the security deposit had a balance of $47,739.

6. RECEIVABLES

January 31, 2021
$
Sales taxes receivable	14,809
Trade receivables, net	101,208
116,017

At January 31, 2021, trade receivables are presented net of a provision for expected credit losses of $nil.

p. 16

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

7. INVENTORY

January 31, 2021
$
Finished goods	1,946,638
Work in process	582,655
Raw materials	163,354
2,692,647

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

Property and equipment

The following table summarizes the Company's property and equipment:

January 31, 2021
$
Land	1,330,000
Leasehold improvements	244,472
Furniture & fixtures	376,207
Computer equipment	94,846
Machinery & equipment	1,261,340
3,306,865
Less: accumulated depreciation and amortization	(558,229)
2,748,636

Total depreciation and amortization expense for the year ended January 31, 2021 was $630,818. Of the total expense, $135,950 was allocated to inventory.

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

p. 17

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (Continued)

For the year ended January 31, 2021, operating lease costs include right-of-use asset amortization of $800,269. Of this, $450,413 was allocated to inventory.

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

At January 31, 2021, the Company reclassified right-of-use assets with a carrying amount of $491,672 to held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The following table summarizes the Company's intangible assets:

January 31, 2021
$
Licenses	12,141,476
Brands	868,982
Customer relationships	2,122,063
15,132,521
Less: accumulated amortization	(4,174,560)
10,957,961

Total amortization expense from intangible assets for the year ended January 31, 2021 was $1,464,528.

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

Goodwill

As at January 31, 2021, the Company had goodwill of $28,541,323 which was allocated to the Nevada reporting unit.

p. 18

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table summarizes the Company's accounts payable and accrued liabilities:

January 31, 2021
$
Accounts payable	1,382,519
Accrued liabilities	1,183,259
Interest payable	115,218
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

For the year ended January 31, 2021, the Company incurred operating lease costs of $1,249,422. Of these amounts, $700,185, were allocated to inventory.

The following table displays the weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term:

January 31, 2021
Weighted average discount rate	10%
Weighted average remaining lease term (years)	11.32

p. 19

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

11. LEASES (Continued)

The maturity of the contractual undiscounted lease liabilities of the Company's operating leases as of January 31, 2021 is as follows:

Year ending January,	Continuing operations	Discontinued operations	Total
			$
2022	1,203,000	420,382	1,623,382
2023	1,239,090	426,184	1,665,274
2024	1,276,263	415,947	1,692,210
2025	1,314,551	144,732	1,459,283
2026	1,353,987	36,399	1,390,386
Thereafter	10,543,546	-	10,543,546
Total undiscounted lease liabilities	16,930,437	1,443,644	18,374,081
Interest on lease liabilities	(7,390,693)	(226,145)	(7,616,838)
Total present value of minimum lease payments	9,539,744	1,217,499	10,757,243
Current portion of lease liability	260,621	314,799	575,420
Non-current portion of lease liability	9,279,123	902,700	10,181,823

As at January 31, 2021, liabilities classified as held for sale includes lease liabilities of $1,217,499. The Company had total undiscounted lease liabilities with related parties of $17,615,013 (note 18). Of the total undiscounted lease liabilities with related parties, $684,576 are classified as held for sale.

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

Convertible debentures

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

	December 31, 2018 issuance	January 30, 2019 issuance	Total
	$	$	$
Balance, January 31, 2020	2,066,976	4,179,094	6,246,070
New issuances on exercise of warrants	1,749,065	3,939,377	5,688,442
Conversions	(4,075,959)	(8,682,514)	(12,758,473)
Interest	190,003	409,237	599,240
Accretion expense	251,990	473,248	725,238
Interest paid - cash	(250,879)	(534,039)	(784,918)
Foreign exchange loss	68,804	215,597	284,401
Balance, January 31, 2021	-	-	-

p. 20

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2021 was $409,007.

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2021 was $nil. On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (note 15).

p. 21

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (Continued)

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at January 31, 2021 was $76,150.

On May 24, 2021 the note was fully repaid.

Promissory notes

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

January 1, 2019
issuance
$
Balance, January 31, 2020	21,200,000
Payments	(7,013,333)
Balance, January 31, 2021	14,186,667
Current portion	6,080,000
Non-current portion	8,106,667

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

For the year ended January 31, 2021, interest expense was $1,643,363. Interest paid during the year ended January 31, 2021 was $1,715,750.

p. 22

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

Significant inputs into the Monte Carlo simulation used to determine the fair value of earn of earn out shares were as follows:

Earn out shares
January 31, 2021
Discount rate	0.30%
Expected life in years	5.34
Expected stock volatility	80%
Expected volatility of foreign exchange	5.29%

p. 23

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

14. DERIVATIVE LIABILITIES (CONTINUED)

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

As at January 31, 2021, the conversion features of the June 13, 2018 and May 24, 2019 convertible promissory notes had fair values of $409,007 and $76,150, respectively. Subsequent to January 31, 2021, the conversion features expired on June 13, 2021 and May 24, 2021, respectively unexercised.

15. SHAREHOLDERS' EQUITY

Common stock consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of common stock for the year ended January 31, 2021:

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

p. 24

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

15. SHAREHOLDERS' EQUITY (CONTINUED)

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

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2021 the Company has a remaining commitment to deliver 1,349,046 shares.

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

p. 25

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

During the year ended January 31, 2021, the Company recorded a share-based compensation expense of $494,435. The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Expiry Date	2021
Risk-free rate	0.19%
Expected term of options	3 years
Annualized volatility	80%
Dividend rate	0%

p. 26

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses for the year ended January 31, 2021 were comprised of the following:

2021
$
Accounting and legal	501,854
Depreciation and amortization	1,321,686
License fees, taxes and insurance	1,705,539
Office Facilities and administrative	253,230
Operating lease cost	549,031
Other	372,307
Professional Fees and consulting	650,188
Salaries and wages	2,884,320
Share-based compensation	494,435
Shareholder Communications	15,834
Travel and entertainment	58,975
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

Segmented operational activity and balances are as follows:

January 31, 2021	Discontinued operations	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	2,661,223	33,466,063	-	36,127,286
Gross profit	267,806	18,047,346	-	18,315,152
Operating expenses:			-	-
Selling, general and administrative	(658,624)	(3,643,205)	(2,799,042)	(7,100,871)
Operating lease cost	(56,650)	(549,031)	-	(605,681)
Depreciation and amortization	(378,113)	(1,270,564)	(51,122)	(1,699,799)
Share-based compensation	-	-	(494,435)	(494,435)
Impairment of inventory	(1,384,922)	-	-	(1,384,922)
Interest, accretion, and other	(1,273,813)	(137,651)	(10,735,735)	(12,147,199)
Net income (loss) before taxes	(3,484,316)	12,446,895	(14,080,334)	(5,117,755)

Entity-wide disclosures

All revenue for the year ended January 31, 2021 was earned in the United States.

For the year ended January 31, 2021, no customer represented more than 10% of the Company's net revenue.

p. 27

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

17. SEGMENTED INFORMATION (Continued)

The following table displays the disaggregation of long-lived assets by geographic area:

January 31, 2021
$
Nevada	10,110,806
Discontinued operations (Oregon)	1,946,961
Other	28,117
Total	12,085,884

18. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with related parties, for land, office space, and equipment in Nevada and Oregon as well as for mortgage payments on a building held for sale. At January 31, 2021, the Company has the following future minimum payments:

	Mortgage	Leases with related parties	Total
	$	$	$
2022	277,214	1,431,192	1,708,406
2023	232,961	1,467,282	1,700,243
2024	224,513	1,504,455	1,728,968
2025	80,414	1,314,551	1,394,965
2026	45,743	1,353,987	1,399,730
Thereafter	415,496	10,543,546	10,959,042
	1,276,341	17,615,013	18,891,354

Leases with related parties includes $684,576 of undiscounted lease payments for lease liabilities held for sale.

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

The components of the income tax provision for the year ended January 31, 2021 include:

January 31, 2021
$
Current
Canadian	-
US Federal	2,366,046
Total current income tax expense	2,366,046

Deferred
Canadian	-
US Federal	602,087
Total deferred income tax recovery	602,087

Total income tax expense	2,968,133

p. 28

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

19. INCOME TAXES (Continued)

The domestic and foreign components of loss before provision for income taxes consisted of the following:

January 31, 2021
$
Canadian	(11,678,406)
US Federal	10,044,967
Loss before income taxes	(1,633,439)

A reconciliation of the statutory income tax rate percentage to the effective tax rate for the year ended January 31, 2021 is as follows:

January 31, 2021
$
Loss for the year	(1,633,439)
Statutory rate	27%

Income tax recovery at statutory rate	(441,029)
Non-deductible expenditures and non-taxable revenues	1,842,777
Foreign tax rate differential	(602,698)
Change in valuation allowance	737,667
Adjustment to provision versus statutory tax returns	1,431,416
2,968,133

The significant components of the Company's deferred tax assets as follows at January 31, 2021:

January 31, 2021
$
Deferred tax assets
Share issuance costs and financing fees	505,035
Allowable capital losses	138,421
Non-capital losses	3,834,262
Intangible assets	816,736
Mineral resource properties	983,977
Right of use assets and lease liabilities, net	63,032
Goodwill	-
Reclamation obligation	14,852
Total deferred tax assets	6,356,315
Valuation allowance	(5,573,835)
Total net deferred tax assets	782,480

Deferred tax liabilities
Property and equipment	(225,966)
Net deferred tax asset	556,514

p. 29

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

19. INCOME TAXES (Continued)

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the net operating loss carryforwards that may expire prior to their utilization has been recorded at January 31, 2021.

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

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by the Canadian entity over the three-year period ended January 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of January 31, 2021, a valuation allowance of $5,573,835 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized.  The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained. As of January 31, 2021, the Company has not recorded any uncertain tax assets or liabilities.

The Company does not expect that uncertain tax benefits will materially change in the next 12 months.  The Company is subject to taxation in Canada and the United States. As of January 31, 2021, tax years for 2019 and 2020 are subject to examination by the tax authorities. The 2018 tax year is also subject to investigation in Canada.

20. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at January 31, 2021:

January 31, 2021
$
Due to the President and CEO	14,369,004
Lease liabilities due to a company controlled by the CEO	9,539,744
Lease liabilities due to SDP Development	589,328
Due to the CFO of the Company	527
24,498,603

p. 30

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

20. RELATED PARTY TRANSACTIONS (continued)

Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

The Company had the following transactions with related parties including key management personnel during the year ended January 31, 2021:

January 31, 2021
$
Consulting fees paid to a director	-
Amounts paid to CEO or companies controlled by CEO	10,368,616
Salary paid to directors and officers	499,710
Share compensation for directors and officers	360,610
Convertible debenture interest paid to directors and officers	18,346
Lease payments made to SDP Development	228,192
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

On February 12, 2020 the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903. The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded transaction costs of $1,204,740. The Company has three remaining leases with SDP Development. The undiscounted future cash flows for the three remaining leases at January 31, 2021 total $684,576.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO). The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022. At January 31, 2021, the undiscounted future cash flows for all three leases including the five-year extension total $16,930,437.

p. 31

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

21. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the year ended January 31, 2021:

January 31, 2021
Net loss from continuing operations after income taxes	$(4,601,572)
Net loss from discontinued operations after income taxes	$(3,228,056)
Net loss	$(7,829,628)

Weighted average number of common shares outstanding	104,841,540
Dilutive effect of warrants and stock options outstanding	-
Diluted weighted average number of common shares outstanding	104,841,540

Basic loss per share, continuing operations	$(0.04)
Diluted loss per share, continuing operations	$(0.04)

Basic loss per share, discontinued operations	$(0.03)
Diluted loss per share, discontinued operations	$(0.03)

Basic loss per share	$(0.07)
Diluted loss per share	$(0.07)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the year ended January 31, 2021, the number of warrants and stock options excluded from the computation was 16,156,413.

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

p. 32

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

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

p. 33

C21 INVESTMENTS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JANUARY 31, 2021 (Expressed in U.S. dollars, except as noted)

23. FINANCIAL INSTRUMENTS

The following tables present information about the Company's financial instruments and their classifications as of January 31, 2021 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

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

p. 34

Item 19. Exhibits

Exhibit Number	Name

1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

4.3	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)

4.5	Earn-Out Share Settlement Agreement, dated February 1, 2023, between the Company and Swell vendor, Alleh Lindquist

8.1	List of Significant Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Management's Discussion and Analysis for the Year Ended January 31, 2023

15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on December 7, 2022)

15.3	Consent of Marcum, LLP

15.4	Consent of Baker Tilly US, LLP

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: July 20, 2023