Form 20-F/A
period 2023-01-31
C21 Investments Inc.
filed 2023-07-28
CIK 831609

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ] 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐1

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

__________________________________

1Not applicable.

2

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

Explanatory Note

This Amendment No. 1 on Form 20-F (the "Amendment") amends C21 Investment Inc.'s (the "Company") Annual Report on Form 20-F for the fiscal year ended January 31, 2023 (the "Form 20-F"), as filed with the Securities and Exchange Commission on July 21, 2023, and is being filed solely to furnish the Company's financial statements for the fiscal year ended January 31, 2021 formatted in inline eXtensible Business Reporting Language ("iXBRL").

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

3

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

p. 34

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.3	Consulting Services Agreement dated September 1, 2019, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)*
4.4	Earn-Out Share Agreement dated November 4, 2021 between the Company and certain Phantom vendors*
8.1	List of Significant Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2023*
15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on December 7, 2022)*
15.3	Consent of Marcum, LLP*
15.4	Consent of Baker Tilly US, LLP*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has *duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: July 27, 2023