Form 20-F
period 2024-01-31
C21 Investments Inc.
filed 2024-07-25
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended January 31, 2024
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at January 31, 2024, 120,047,814 common shares of the Registrant were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐              ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [  ]

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
Yes ☐  No ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "C21" refers to C21 Investments Inc. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 405 under the United States Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3522.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States ("U.S.") securities laws (collectively, "forward-looking statements"). All forward-looking statements, other than statements of historical facts, included in this Annual Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking statements. Forward-looking statements includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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

Forward-looking statements is not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

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

The Company is a Foreign Private Issuer under U.S. Securities Laws.

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

The Company could lose Foreign Private Issuer status, which would alter its reporting requirements.

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

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,235,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

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

Item 4.Information on the Company

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

Development

Since the Company changed its focus to the cannabis market on January 29, 2018, the Company has aggressively grown its business, based primarily on its acquisition and optimization of assets in Nevada in 2019. The Company funded its acquisitions through private placement financings and convertible debentures.

As of January 31, 2024, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and closed its acquisitions and subsequently sold off the majority of its assets with respect to Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale), located in Oregon. The Company is no longer operational in Oregon and has listed, or will be listing, its remaining real and personal property in Oregon for sale.

Strategic Initiatives

The Company's strategic initiatives over the next 12 months include extending our Nevada retail footprint where we have a proven track record of success, continuing our disciplined approach to growth and financing, and internally producing product to expand our Nevada retail footprint.

The Nevada cultivation expansion was completed in January 2023 at a total cost of $3.0 million dollars. The total completed expansion more than doubled the Company's annual production capacity to 8,100 pounds of high-quality flower. On June 7, 2024 the Company completed the acquisition of an operational retail cannabis store and license for a purchase price of $3.5 million dollars. This was financed from cash on hand and a private placement financing completed in May 2024.

Completed Acquisitions - Nevada

Nevada

Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), which are Nevada limited liability companies. The acquisition was made effective January 1, 2019. Silver State operates indoor cannabis cultivation and processing in a licensed facility in Sparks, Nevada, and owns three retail licenses that operate cannabis dispensaries in Sparks, Reno and Fernley, Nevada.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048, which included a secured promissory note to the vendor, Sonny Newman, for $30,000,000 (the "Newman Note"). Mr. Newman was subsequently engaged by the Company to act as its President and Chief Executive Officer.

Acquisition of New Dispensary from Deep Roots Harvest Inc. ("Deep Roots")

On June 7, 2024, the Company closed the acquisition of all the assets of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in Reno, Nevada from Deep Roots. This acquisition will allow C21 to expand its retail footprint in Nevada, a pivotable step in its growth strategy. This store is being integrated and rebranded under the Silver State Relief banner. The purchase price paid by Silver State Relief to Deep Roots was $3,500,000 in cash. The new Reno dispensary rebranded "Silver State", was opened for business on June 26, 2024.

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

The Silver State businesses operate in four buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. Two other dispensaries, the first is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019, and the second is the new South Reno dispensary located in South Reno, Nevada. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 158,000 square-foot building ("Stanford Way") located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 8.000 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 30,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"), servicing more than 15,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3,300,000, payable in cash. The option price for Fernley, extended on June 30, 2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

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

As part of the acquisition of the Reno dispensary on June 7, 2024, the Company signed a 10-year lease which runs to June 30, 2034, with options for two periods of seven years.

Today there are 19 grow rooms at the Silver State cultivation and extraction facility producing approximately 8,100 pounds of flower and 3,300 pounds of trim. Most of this production is sold through the two Silver State dispensaries. Excess production is sold into the wholesale market.

Completed Financings

On May 6, 2024, the Company closed a private placement of C$4 million from the issuance of convertible debentures units. The proceeds were used to fund the acquisition of the new South Reno dispensary. The convertible debenture units are comprised of a "Convertible Debenture" convertible into common shares at C$0.45, and a "Warrant" entitling the holder to exercise into common shares at C$0.55. The maximum shares issuable from the Convertible Debenture is 8,888,889 common shares, and from the Warrant, 4,000,000 common shares. The outstanding principal amount owing under the Convertible Debenture will accrue interest from the issue date at 12% per annum payable quarterly in cash. Repayment of the Convertible Debenture will be made in 25 equal monthly installments beginning on the last day of the 6th month from issuance. The Convertible Debenture matures 30 months after issuance. See the news release and public filings of this issuance for further information.

Completed Acquisitions and Dispositions - Oregon

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

As of the date of this Annual Report the outstanding balance of Swell Earn-Out Shares is 1,207,200 common shares.

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

Cultivation and Processing

Through Silver State in Nevada, the Company operates its indoor cultivation and processing out of a 104,000 square foot facility now with 37,000 square feet of cultivation and 1,200 square feet dedicated to volatile extraction. Silver State completed a $3 million expansion of its grow facility in April 2022, more than doubling capacity to 11,500 pounds of biomass with 8,100 pounds of flower and 3,300 pounds of trim annually. An additional 30,000 sq ft of cultivation can be built out on future expansion of Nevada retail footprint, which should produce an additional 6,000 pounds per annum of high-quality flower.

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels. Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates. These in-house brands make up over 34% of sales in the dispensaries. With the increased production available, wholesale sales amounted to $3.0 million during the year ended January 31, 2024 ($2.1 million in prior year).

Retail

The Company operates three dispensaries with the acquisition of the third store completed on June 7, 2024. An 8,000-square foot retail dispensary, located in Sparks, Nevada, and a 6,000-square foot dispensary located in Fernley, Nevada collectively servicing a total of more than 125,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.

The new dispensary in Reno is a 6,500 square foot, purpose-built, operational retail cannabis dispensary. With the dispensary's desirable location in a high traffic, flourishing area of South Reno, we anticipate strong revenue growth from this acquisition, along with the added benefit of allowing us to expand the portion of our cultivation capacity sell through.

Silver State had total retail sales of $25.3 million during the year ended January 31, 2024 as compared to $26.8 million in the prior year.

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

In-Store Pickup, Drive-thru window and Delivery

The Company's Nevada retail locations offer in-store pickup and delivery utilizing the leading third-party service providers, a leading cannabis sales and fulfillment web-based application. The Company added a Drive-thru window at our Sparks dispensary in the year end January 31, 2024. The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and is well poised to utilize strategic third-party service providers during the ongoing pandemic.

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

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement. Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control ("CDC") and all orders from relevant provincial, state and local jurisdictions and authorities.

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

C. Organizational Structure

The Company conducts its business as the parent company to the following ten (10) significant subsidiaries in the United States:

Name of subsidiary	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (*)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Venture Group, LLC (*)	Holding Company
Phantom Brands, LLC (*)	Holding Company
Phantom Distribution, LLC (*)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(*) Operations discontinued and results included in discontinued operations.

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

Our Sparks, Nevada dispensary is located at 175 E Greg Street, Sparks, NV 89431. This retail building is 8,000 square feet primarily selling the Company's cannabis flower and products and third-party cannabis products.

Our Fernley, Nevada dispensary is located at 1301 Financial Way, Fernley, NV 89408. This retail building is 6,000 square feet, primarily selling the Company's cannabis flower and products and third-party cannabis products.

Our Reno, Nevada dispensary is located at 12240 Old Virginia Road, Reno, NV 89521. This retail building is 6,500 square feet, primarily selling the Company's cannabis flower and products and third-party cannabis products.

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

Financial statements included in this Annual Report for the fiscal years ended January 31, 2024, January 31, 2023 and January 31, 2022 were prepared in conformity with U.S. GAAP.

Financial Information for three years to FY 2024 in accordance with U.S. GAAP

The following table presents selected financial information for the years ended January 31, 2024, 2023 and 2022.

C21 Investments Inc., PROFIT AND LOSS	Year ended
	31-Jan-24	31-Jan-23	31-Jan-22
			Restated
Revenue	28,285,200	28,888,410	32,982,976
Inventory expensed to cost of sales	17,135,434	15,487,264	14,172,991
Gross profit	11,149,766	13,401,146	18,809,985
Gross Margin%	39.4%	46.4%	57.0%
Expenses
General and administration	7,537,233	7,196,402	6,733,113
Sales, marketing, and promotion	75,561	83,672	83,770
Operating lease cost	633,840	591,375	591,376
Depreciation and amortization	1,408,976	1,365,018	1,280,446
Share based compensation	22,128	209,441	366,469
Total expenses	9,677,738	9,445,908	9,055,174

Income from operations	1,472,028	3,955,238	9,754,811

Other items
Interest expense	(35,210)	(456,691)	(1,077,068)
Accretion expense	-	-	(230,462)
Other Income (loss)	(726,789)	(49,722)	108,470
Gain on change in fair value of derivative liabilities	(451,372)	742,483	8,576,290
Net income (loss) from continuing operations before income taxes	258,657	4,191,308	17,132,041
Income tax expense	(3,482,125)	(2,809,768)	(4,934,467)
Net income (loss) from continuing operations after income taxes	(3,223,468)	1,381,540	12,197,574
Net loss from discontinued operations	(81,817)	(1,088,329)	(2,242,644)
Net income (loss)	(3,305,285)	293,211	9,954,930
Income (loss) from continuing operations per share, basic and diluted	(0.03)	0.01	0.10
Basic and diluted income (loss) per share	(0.03)	0.00	0.08
Distributions or cash dividends	n/a	n/a	n/a
Weighted average number of shares outstanding - basic	120,047,814	120,047,814	118,308,584
Weighted average number of shares outstanding - diluted	122,880,807	122,880,807	121,141,677

All the current and comparative figures are in U.S. GAAP. The year ended January 31, 2022 has been restated for additional tax provision of $1.2 million which has increased both income tax expense and lowered Net income by this amount.

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations. Financial Year ("FY") 2024 revenues decreased versus FY 2023 by 2% to $28.3 million. These declines are consistent with industry trends since the easing of pandemic restrictions. According to Headset, a cannabis industry market analysis site, (https://www.headset.io/markets/nevada), Nevada cannabis sales have dropped by 6% over the same 12 months ending January 31, 2024.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores. With the expansion of our cultivation facility our cost of production has come down due to economies of scale. We use an average costing model which captures and averages costs over several quarters.

"Gross profit" fell in FY 2024 versus FY 2023 from 46% to 39%, due to various factors including gradual weakening of product demand since the easing of pandemic restrictions. See discussion in Fourth Quarter section below.

"Income from operations" for FY 2024 fell to $1.5 million, down 62% versus FY 2022 of $4.0 million. This result is mainly due to a fall in Gross Profit as discussed in Fourth Quarter section below.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales. These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes. FY 2024 costs increased by $340,831 as compared to FY 2023 due to increased salaries, wages and professional fees.

"Operating lease cost" is the cost of our leases not included in cost of sales and was $633,840 in FY 2024 versus $591,375 in FY 2023. The increase is due to the renegotiation of an extended term on two leases.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales. The total depreciation and amortization in FY2024 was $1.41 million versus $1.37 million in FY 2023.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.

Other Items

"Interest expense" in FY2024 fell to $35,210 versus $456,691 in FY 2022 due to repayment of interest-bearing debt.

“Other income (loss)” in FY2024 includes a $830,000 write-down of the book value of a property held in Oregon.

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

"Provision for income taxes" for FY 2024 of $3.5 million is up due to increased penalties and interest on tax arrears.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'. The revenues and expenses pertaining to the Oregon operations are shown in this line item. We have had no active business in Oregon since early 2022. The effect of this treatment is to lower our revenues (FY2024 -nil, FY2022-$357,540) with no effect on our gross profit (FY2024-nil, FY2023-nil) and increase our income from operations (FY2024-$81,817, FY2023-$1,088,329) and net income. There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry. Effective March 27, 2023, the Company reached a settlement with its central Oregon landlord with respect to its three remaining leases in Oregon, including an early termination of such leases, in exchange for an abatement of one month of the Company's rent applied to each respective lease. This is recorded in the FY2023 accounts. The Company maintains fee simple ownership of real property in central and southern Oregon, which are listed for sale.

Fourth Quarter

LAST EIGHT QUARTERS	(000's unless noted)
For the 3 months ended	31-Jan-24	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22	31-Jul-22	30-Apr-22
Inventory	2,709	2,839	3,038	3,514	4,174	5,549	5,415	4,728

Revenues	6,549	6,882	7,162	7,692	7,033	7,207	7,175	7,472
Income (loss) from operations	487	220	211	555	(639)	1,376	1,524	1,695

Adjusted EBITDA	1,055	943	972	1,561	937	1,906	2,211	2,392
Income (loss) from continuing operations	(2,082)	(357)	(397)	(387)	(1,405)	237	1,512	1,037
*per common share, basic & diluted	(0.02)	(0.00)	(0.00)	(0.00)	(0.01)	0.00	0.01	0.01
Profit (loss) attributable to owners	(2,042)	(376)	(416)	(471)	(2,119)	249	1,857	307
*per common share basic & diluted	(0.02)	(0.00)	(0.00)	(0.00)	(0.02)	0.00	0.02	0.00

With the completion of the expansion of our grow operation in early 2022, our cultivation operations began producing more cannabis flower than our stores sell. During this time we have also seen weakening demand and increased supply in the cannabis markets, especially in wholesale markets, followed by falling prices. This caused our inventories (see table above) to spike in calendar year 2022 to a peak of $5.5 million at Oct 31, 2022. We started a strategic shutdown of cultivation rooms on a rotating basis at the time, performed maintenance/upgrades on older rooms and testing of new cannabis strains. These initiatives caused various inefficiencies which led to lower cannabis flower yields. Implementation of an expanded customer loyalty program, inflation pressures and continued price compression in the industry also affected margins. Current inventory levels are appropriate.

In Q4, Gross Margins rebounded, highlighting the completed improvements to our grow facilities. We have continued to actively adjust our business mix as we scale back lower margin wholesale activities to better position the business for the recently announced addition of our new retail dispensary.

Income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The fair value gain or loss on derivative liability has been a large non-cash item on the income statement. The measure of income from continuing operations before these two items, in the quarterly table above, is a useful measure.

Adjusted EBITDA has been steady in the last 3 quarters after falling in the quarters prior to that for the reasons discussed above. See Non-GAAP measures below.

Non-GAAP Financial Measures

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs. Figures have been restated to match the current presentation.

Adjusted EBITDA
	Year ended January 31
	2024	2023	2022
Net Income (loss)	$(3,305,285)	$293,211	$9,954,929

Interest expenses, net	35,210	456,691	1,307,530
Provision for income taxes	3,482,125	2,809,768	4,934,467
Depreciation and amortization	1,408,976	1,365,018	1,280,446
Depreciation and interest in cost of sales	812,368	812,367	812,368
EBITDA	2,433,394	5,737,055	18,289,740
Change in fair value of derivative liabilities	451,372	(742,483)	(8,576,290)
Share based compensation	22,128	209,441	366,469
Loss from discontinued operations	81,817	1,088,329	2,242,644
One-time special project costs	159,000	345,790	229,069
Production curtailment, inventory adjustments	656,000	759,000	-
Other gain/loss	726,789	49,722	(108,470)
Adjusted EBITDA	$4,530,500	$7,446,854	$12,443,162

Selected Annual Information

The following table summarizes selected information for the most recent three fiscal year ends.

Selected Balance Sheet (000's)
	31-Jan-24	31-Jan-23	31-Jan-22
Assets
Cash and other	4,534	4,426	6,230
Inventory	2,709	4,174	4,054
current	7,242	8,599	10,284

Property and equipment	3,433	4,685	4,870
Goodwill, Intangibles, Right of use	43,853	45,027	46,690
Total assets	54,529	58,311	61,844

Liabilities
Accounts payable	2,216	2,921	2,509
Promissory and CD Notes	1,156	3,183	7,361
Income taxes payable	9,720	7,737	4,870
Deferred tax , other	1,089	1,133	1,234
current	14,181	14,974	15,974

Lease liabilities	9,193	8,555	8,953
Prom notes payable	-	-	2,027
Derivative liability	108	240	1,006
other	-	228	155
Non-current financial liabilities	9,301	9,022	12,142

Equity	31,047	34,315	33,729
Total liabilities and equity	54,529	58,311	61,844

"Total Assets" decreased in the past two years due to decreases in cash, amortization of long-term assets, and increased due to capital spending in our cultivation facility of $3.0 million.

"Non-current financial liabilities" have fallen in the past two years mainly due to paying down the Newman note, from $14.2 million at January 31, 2021 to $nil at Jan 31, 2024. The Newman Note monthly repayment was $0.5 million and was fully repaid on June 1, 2023. The repayment of the Newman Note gives the Company flexibility to pursue its strategic growth plans, illustrated by the purchase of a new dispensary announced in March 2024. As cash flow has fallen in the past two years with the slowdown in the Nevada markets, we slowed our 280E driven tax payments, with current taxes owing increasing to $9.7 million as at January 31, 2024, vs $4.9 million on January 31, 2022.

"Derivative lability" as at January 31, 2022, of $1.0 million has fallen to $0.11 million at January 31, 2024. This derivative liability arose from issuance of earn out shares to two vendors. This value is determined by a 3rd party professional valuer. This derivative value has fallen in the past two years mainly due to the fall in the share price of the Company, the passage of time (as the agreements get closer to expiring) and due to various settlement and cancelation agreements the Company has made with most of the holders of these earn out shares. At Jan 31, 2024 the number of earn out shares outstanding is 1.2 million.

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

The Company's consolidated financial statements for year ended January 31, 2024, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of January 31, 2024:

2024
	Subsidiaries	Investments	Total
Current Assets	$6,905,063	$-	$6,905,063
Non-current Assets	47,286,580	-	47,286,580
Total Assets	$54,191,643	$-	$54,191,643
Current Liabilities	$13,742,790	$-	$13,742,790
Non-Current liabilities	9,300,821	-	9,300,821
Total Liabilities	$23,043,611	$-	$23,043,611

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of January 31, 2024:

  Inventory: 100%

  Property plant & equipment: 100%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 95%

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

Industry Outlook

Due to increases in state legalization and shifting public opinion, state-legal cannabis industry sales have grown substantially in recent years. According to a recent study by Marijuana Business Daily ("MJBiz"), a division of Emerald X, LLC, and leading business-to-business industry resource, legal sales of marijuana are expected to reach $38 billion by the end of 2024, a 12% increase over 2023's total of $34 billion. By 2026, MJBiz estimates annual sales will exceed $52 billion.

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

iv. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of carrying value and fair value less costs of disposal. Determining the recoverable amount requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. Irrespective of indicators of impairment, management conducts an annual impairment test of goodwill by comparing its recoverable amount to its carrying amount. For the years ended January 31, 2024, and 2023, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

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

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2024, and 2023.

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

Name	Position
Sonny Newman	President and Chief Executive Officer.
Michael Kidd	Chief Financial Officer, Corporate Secretary and Director.
Aron Swan	Chief Operating Officer
Todd Harrison	Director, Audit Committee Member and Corporate Governance and Compensation Committee Member
D. Bruce Macdonald	Chairman of the Board, Director, Audit Committee Member, Corporate Governance and Compensation Committee Member and Financial Expert.
Leonard (Will) Werden	Director, Audit Committee Member, and Corporate Governance and Compensation Committee Member.

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

Aron Swan, Chief Operating Officer. Mr. Swan has been the long-standing head of operations for the Silver State Relief and Silver State Cultivation companies. Mr. Swan brings a breadth of experience in manufacturing, supply chain, and technology. Before joining the Company, Mr. Swan was Chief Information Officer at a prominent electronics manufacturer and has held other senior supply chain and operations roles. Mr. Swan holds a Bachelor of Science in Logistics Management and an MBA, both from the University of Nevada.

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

Compensation for Year Ending January 31, 2024

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on January 31, 2024, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended January 31, 2024, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$725,306

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$ 200,000	Nil	Nil	Nil	N/A	N/A	-	$200,000
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$ 164,538(1)	Nil	7,378	Nil	N/A	N/A	-	$171,916
Aron Swan Chief Operating Officer	$ 287,000	Nil	Nil	Nil	N/A	N/A	-	$287,000
Todd Harrison Director	$ 65,000	Nil	7,378	Nil	N/A	N/A	-	$72,378
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	7,378	Nil	N/A	N/A	-	7,378
Leonard (Will) Werden Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended January 31, 2024.

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

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Financial Year Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
January 31, 2024	1	nil	113	110	4	114
January 31, 2023	1	nil	109	106	4	110
January 31, 2022	1	15	119	130	5	135

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of the date of this Annual Report, there are 120,047,814 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Sonny Newman, President and Chief Executive Officer	12,500,000	10.4%	10.3%
Michael Kidd, Chief Financial Officer and Director	38,055	0.0%	0.0%
Aron Swan, Chief Operating Officer	1,000	0.0%	0.0%
Todd Harrison, Director	250,000	0.2%	0.2%
D. Bruce Macdonald, Chairman of the Board and Director	1,440,000	1.2%	1.2%
Leonard (Will) Werden, Director	265,000	0.2%	0.2%

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

As of January 31, 2024, there were 1,100,000 options outstanding to purchase common shares of which 1,100,000 had vested. As of the date of this Annual Report there were 6,525,000 options outstanding to purchase common shares of which 2.908,152 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Options Held	No. of Shares Underlying the Options	Option Strike Price (C$)	Option Expiration Date
Sonny Newman, President and Chief Executive Officer	500,000	500,000	0.53	May 13, 2027
Michael Kidd, Chief Financial Officer and Director	200,000 350,000	200,000 350,000	0.70 0.53	Feb 10, 2025 May 13, 2027
Aron Swan, Chief Operating Officer	1,500,000	1,500,000	0.53	May 13, 2027
Todd Harrison, Director	500,000 250,000 200,000	500,000 250,000 200,000	1.00 0.53 0.70	Oct 24, 2024 May 13, 2027 Feb 10, 2025
D. Bruce Macdonald, Chairman of the Board and Director	750,000 200,000	750,000 200,000	.0.53 0.70	May 13, 2027 Feb 10, 2025
Leonard (Will) Werden, Director	100,000	100,000	0.53	May 13, 2027

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

As of January 31, 2024, there were no RSUs outstanding to purchase common shares.

A copy of the RSU Plan is incorporated by reference into this Annual Report as Exhibit 4.2.

Warrants

As of January 31, 2024, there were 1,200,000 warrants outstanding to purchase common shares. As at the date of this Annual Report there were 4,000,000 warrants outstanding to purchase common shares.

The following table sets forth the warrants, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	Allotment Date	Expiration Date	Exercise Price (C$)	Total
Sonny Newman, President and Chief Executive Officer	N/A	N/A	N/A	Nil
Aron Swan, Chief Operating Officer	N/A	N/A	N/A	Nil
Michael Kidd, Chief Financial Officer and Director	N/A	N/A	N/A	Nil
Todd Harrison, Director	N/A	N/A	N/A	Nil
D. Bruce Macdonald, Chairman of the Board and Director	N/A	N/A	N/A	Nil
Leonard (Will) Werden, Director	N/A	N/A	N/A	Nil

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

To the best of the Company's knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, other than the Company's President and Chief Executive Officer, Sonny Newman, through his control of The Newman Family 1999 Trust (the "Trust"), and Nomura Holdings, Inc. (the "Nomura") which trades on NYSE.

The Trust obtained 12,500,000 common shares as a result of the Company's acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC, which are Nevada limited liability companies, on January 15, 2019.

Nomura purchases shares in the open market and as of December 31, 2023, holds 8,373,430 common shares, according to the Schedule 13G beneficial ownership report filed by Nomura with the SEC on February 14, 2024.

The securities held by the Trust and Nomura do not have different voting rights from those of the other securityholders of the same class of securities.

The following table shows the record and, where known to us, the beneficial ownership of our shares by each shareholder holding at least 5% of the common shares of the Company as at the date of this report. As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act.

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	10.4%
Nomura Holdings, Inc.	8,373,430	7.0%

The Company is not owned directly or indirectly by another corporation, foreign government or any other natural person. There are no arrangements known to the Company, the operation of which may result in a change of control of the Company.

B. Related Party Transactions

Promissory Note to Sonny Newman

During the year ended January 31, 2024, the Company made payments totaling $2.03 million to Sonny Newman, the President and Chief Executive Officer of the Company in connection with the Newman Note. As at January 31, 2024, the outstanding balance of the Newman Note was $nil, and is $nil as of the date of this Annual Report. See Item 4.A. "Completed Acquisitions and Dispositions - Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA - Promissory Note to Sonny Newman."

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

Consulting Agreement with CB1

On September 1, 2019, the Company entered into a Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1, a Delaware limited liability company. The Company engaged CB1 for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1; (b) an option award of 500,000 shares of common stock of the Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 equal to one percent of the total amount of any such loan or investment. Effective February 1, 2022, the monthly consulting fee was changed to $10,000 and the agreement terminates on March 31, 2023. Effective April 1, 2023, the monthly consulting fee was changed to $7,500 and effective October 1, 2023, the monthly consulting fee changed to $5,000. The agreement terminates on September 30, 2024. Mr. Harrison is a principal of CB1. On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors. The Consulting Services Agreement remains in effect as of the date of this Annual Report.

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

On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court which was also denied.

On November 1, 2023, the Court of Appeals issued an appellate judgment and supplemental judgment that reversed the October 14, 2020, general judgment of dismissal and remanded the case back to the trial court as to Phantom Brands, LLC, Swell Companies Limited, and two former Company employees. By operation of law, the February 2, 2021, supplemental judgment for attorney fees in favor of the Company was also automatically reversed.

On December 21, 2023, the plaintiffs filed their second amended complaint, which the Company answered and denied.

On April 2, 2024, the Court entered a limited judgment of dismissal confirming dismissal of the Company and the other defendants who were no longer named in the case.

On April 6, 2024, the Company filed a motion to recover costs and attorney fees and the other defendants who were no longer named in the case, in the amount of $107,622.50 in attorney’s fees, and $1,252 in costs. Plaintiffs opposed the motion, and it is pending with a hearing scheduled for July 29, 2024.  Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

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

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,176 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage, and the trial date was removed from the court's docket due to lack of prosecution by Plaintiffs. It is too early to predict the resolution of the claims and counterclaims.

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

(iii) Asset Purchase Agreement dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc. The Asset Purchase Agreement is attached hereto as Exhibit 4.6 and is incorporated by reference herein.

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

The Company's consolidated financial statements for year ended January 31, 2024, have been prepared on a going concern basis which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at January 31, 2024 (the "Evaluation Date").

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

Based on this evaluation, our management concluded that certain of our internal controls over financial reporting were not effective as of the Evaluation Date, due to the existence of a material weakness as it relates to inadequate segregation of duties in certain financial reporting processes, including accounting for deferred income taxes and preparation of statements of cash flows related to foreign currency translations, partly because of the Company's small size and insufficient personnel with an appropriate level of technical accounting knowledge, experience and training commensurate with the Company's complexity and its financial accounting and reporting requirements.

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2024, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Davidson & Company LLP ("Davidson") has been the external auditor of the Company since January 19, 2024. The predecessor external auditor of the Company prior to the appointment of Davidson was Marcum, LLP ("Marcum"). The aggregate fees billed by the Company's external auditors, Davidson and Marcum, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
January 31, 2024	C$651,793	C$Nil	C$147,637	Nil
January 31, 2023	C$389,875	C$47,572	C$38,815	Nil

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

Item 16F. Changes in Registrant's Certifying Accountant

At the Company's request, the Company's former independent auditor, Marcum, resigned effective January 19, 2024, and Davidson was engaged as the Company's new independent auditor effective January 19, 2024. The disclosure required pursuant to this Item 16F was included in the Company's Current Report on Form 6-K filed with the SEC on February 1, 2024, in Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report.

Item 16G. Corporate Governance

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider Trading Policies

Not Applicable.

Item 16K.  Cybersecurity

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a "cybersecurity threat" (as defined in Item 106(a) of Regulation S-K) or "cybersecurity incident" (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.Refer to the "Cybersecurity risk" section in "Item 3-D - Risk Factors" for the complete information regarding cybersecurity risks and, the potential likelihood of impacting the Company's technology systems.

In order to mitigate these risks to a degree, the Company has a full-time IT manager (“Manager”) and also engages third-party service providers to monitor and update the Company’s information systems1.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

_______________________________________
1 The Manager has 25 years’ experience in company-wide email security, centrally managed security suites, and requisite experience drafting, updating and enforcing corporate IT policy including cyber and network security.

  Hiring the Manager, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;
  Developing an internal IT Control Guide ("IT Guide") reviewed by the COO;
  Enhancing the scrutiny of the emails received via a third-party security service provider to identify potential threats; and
  Implementing informal educational outreach programs including email reminders to educate staff about certain cybersecurity risks.

Governance

The Manager monitors cybersecurity risks and potential incidents while following and periodically reviewing the IT Guide, recommending updates to the COO where needed. The COO advise the Board of any potential cybersecurity threat and the corresponding mitigation steps needed. In addition, the Board includes a member with expertise and experience in cybersecurity matters.

At the time of filing this Annual Report the Company does not have a subcommittee dedicated to cybersecurity but will consider increased oversight from the Board as the Company's situation evolves responsible for the oversight of risks from cybersecurity threats.

______________________________

PART III.

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the years ended January 31, 2024 and 2023 audited in accordance with U.S. GAAP.

Audited Financial Statements of the Company for the year ended January 31, 2023 and 2022, audited in accordance with U.S. GAAP.

Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of C21 Investments Inc. (the “Company”) as of January 31, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended January 31, 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024, and the results of its operations and its cash flows for the year ended January 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the reclassification described in Note 2(d) and Note 21 that was applied to reclassify the 2023 consolidated financial statements to conform to the current year presentation. In our opinion, the adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants

Vancouver, Canada

July 24, 2024

PCAOB #ID: 731

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
C21 Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of C21 Investments Inc. (the “Company”) as of January 31, 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America, except for the adjustments and reclassification for the changes described in Notes 2 and 21 and their related impact in the consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the adjustments and reclassifications for the changes described in Notes 2 and 21 and their related impact in the consolidated financial statements as of January 31, 2023 and for the year then ended and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments and reclassifications are appropriate and have been properly applied. Those adjustments and reclassifications were audited by other auditors.

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

/s/ Marcum LLP

We served as the Company’s auditor from 2022 to 2023.

San Jose, California

June 13, 2023

C21 INVESTMENTS INC.
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	January 31, 2024	January 31, 2023
	$	$
ASSETS
Current assets
Cash	2,408,526	1,891,772
Receivables	203,021	412,310
Inventory	2,708,721	4,173,573
Prepaid expenses and deposits	751,139	881,628
Assets classified as held for sale	1,170,947	1,240,011
	7,242,354	8,599,294
Non-current assets
Property and equipment	3,433,094	4,685,118
Right-of-use assets	8,829,298	8,385,533
Intangible assets	6,482,865	7,886,825
Goodwill	28,541,323	28,541,323
Security deposit	-	46,871
Deferred tax asset	-	166,440
Total assets	54,528,934	58,311,404

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,215,956	2,921,426
Convertible promissory notes	1,156,259	1,156,259
Promissory note payable	-	2,026,667
Income taxes payable	9,719,872	7,736,858
Deferred revenue	301,562	94,068
Lease liabilities - current portion	374,548	398,723
Liabilities classified as held for sale	396,943	640,266
	14,165,140	14,974,267
Non-current liabilities
Lease liabilities	9,192,588	8,554,702
Deposit liability	-	175,000
Derivative liability	108,233	239,700
Reclamation obligation	-	52,659
Deferred tax liability	15,965	-
Total liabilities	23,481,926	23,996,328

Commitments and contingencies (Notes 17 and 20)
Subsequent event (Note 23)

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of January 31, 2024 and 2023, respectively	105,467,920	105,445,792
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,272,056)	(2,287,145)
Deficit	(72,776,997)	(69,471,712)
Total shareholders' equity	31,047,008	34,315,076
Total liabilities and shareholders' equity	54,528,934	58,311,404

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.
4

C21 INVESTMENTS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in U.S. dollars, except number of shares)

	Years ended January 31,
	2024	2023
	$	$

Revenue	28,285,200	28,888,410
Cost of sales	17,135,434	15,487,264
Gross profit	11,149,766	13,401,146

Selling, general and administrative expenses	9,677,738	9,445,908

Income from operations	1,472,028	3,955,238

Gain (loss) on change in fair value of derivative liability	(451,372)	742,483
Gain on termination of sales-type lease and disposal of licenses	503,544	-
Loss on disposal of assets	(11,655)	-
Impairment loss	(1,202,227)	(20,726)
Interest expense	(35,210)	(456,691)
Other expense	(16,451)	(28,996)
Net income from continuing operations before income tax expense	258,657	4,191,308
Income tax expense	(3,482,125)	(2,809,768)
Net income (loss) from continuing operations after income tax expense	(3,223,468)	1,381,540

Net loss from discontinued operations after income tax expense	(81,817)	(1,088,329)

Net income (loss)	(3,305,285)	293,211

Other comprehensive income:
Cumulative translation adjustment	15,089	83,822
Comprehensive income (loss)	(3,290,196)	377,033

Basic income (loss) per share from continuing operations	(0.03)	0.01
Diluted income (loss) per share from continuing operations	(0.03)	0.01
Basic and diluted (loss) per share from discontinued operations	(0.00)	(0.01)
Basic income (loss) per share	(0.03)	0.00
Diluted income (loss) per share	(0.03)	0.00
Weighted average number of common shares outstanding - basic	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	122,880,907	122,880,907

The accompanying notes are an integral part of these consolidated financial statements.
5

C21 INVESTMENTS INC.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2022	120,047,814	105,236,351	628,141	(2,370,967)	(69,764,923)	33,728,602
Share-based compensation	-	209,441	-	-	-	209,441
Net income and other comprehensive income for the year	-	-	-	83,822	293,211	377,033
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and other comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008

The accompanying notes are an integral part of these consolidated financial statements.
6

C21 INVESTMENTS INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Years ended January 31,
	2024	2023
	$	$
OPERATING ACTIVITIES
Net (loss) income from continuing operations after income tax expense	(3,223,468)	1,381,540
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of right-of-use assets	480,340	490,351
Deferred income tax recovery	249,071	(56,920)
Depreciation and amortization	1,408,976	1,843,366
Foreign exchange gain	(5,788)	(21,670)
Loss (gain) on change in fair value of derivative liability	451,372	(742,483)
Gain on termination of sales-type lease and disposal of licenses	(503,544)	-
Loss on disposal of assets	11,655	-
Impairment loss	1,202,227	20,726
Interest expense	35,210	456,360
Provision to record inventory at net realizable value	-	174,453
Share-based compensation	22,128	209,441
Changes in operating assets and liabilities:
Receivables	209,289	(201,887)
Inventory	1,948,095	(293,553)
Prepaid expenses and deposits	130,489	(108,178)
Accounts payable and accrued liabilities	(1,034,911)	184,662
Income taxes payable	1,983,014	2,866,688
Deferred revenue	207,494	94,068
Lease liabilities	(310,394)	(325,697)
Cash provided by operating activities of continuing operations	3,261,255	5,971,267
Cash provided by (used in) operating activities of discontinued operations	68,599	(71,292)

INVESTING ACTIVITIES
Purchases of property and equipment	(521,579)	(442,285)
Proceeds from termination of sales-type lease and disposal of licenses	400,000	-
Cash used in investing activities of continuing operations	(121,579)	(442,285)
Cash provided by investing activities of discontinued operations	-	51,357

FINANCING ACTIVITIES
Settlement of earn out shares	(575,136)	-
Principal repayments on promissory note payable	(2,026,667)	(6,080,000)
Repayments of convertible promissory notes	-	(40,000)
Interest paid in cash	(51,562)	(505,747)
Cash used in financing activities of continuing operations	(2,653,365)	(6,625,747)
Cash used in financing activities of discontinued operations	(45,551)	(58,150)

Effect of foreign exchange on cash	7,395	(1,361)
Change in cash during the year	516,754	(1,176,211)
Cash beginning of year	1,891,772	3,067,983
Cash end of year	2,408,526	1,891,772

Supplemental disclosure of cash flow information:
Income tax paid in cash	1,250,150	-
Interest paid in cash	51,562	505,747
Additions in right-of-use assets and lease liabilities (Note 12)	924,105	-

The accompanying notes are an integral part of these consolidated financial statements.
7

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially also had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at January 31, 2024, the Company had a working capital deficiency of $6,922,786 (January 31, 2023 - $6,374,973) and an accumulated deficit of $72,776,997 (January 31, 2023 - $69,471,712). However, for the years ended January 31, 2024 and 2023, the Company generated positive operating cash flows from continuing operations.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the years ended January 31, 2024 and 2023 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar ("US$") is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

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

8 C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

d) Reclassification of prior year deferred taxes to conform with current year presentation

The consolidated balance sheet as at January 31, 2023 contains a reclassification of $143,078 from assets classified as held for sale to deferred tax asset in order to conform with the current year presentation of deferred tax balances as management expects that assets classified as held for sale will be disposed of in the form of an asset sale rather than a sale of shares and would therefore not transfer any tax attributes of the assets.

A summary of the Company's subsidiaries included in these consolidated financial statements as at January 31, 2024 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

3. ACCOUNTING POLICIES

a) Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and the U.S. Securities and Exchange Commission did not or are not believed by management to have a material effect on the Company's present or future financial statements.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

c) Cash

Cash is held in financial institutions and at retail locations. The carrying value of cash approximates its fair value.

The failure of any bank in which C21 deposits funds may reduce the amount of cash available for operations or delay the ability to access such funds. C21 does not currently have a commercial relationship with a bank that has failed or is has shown indications of experiencing operational distress, nor has C21 experienced delays or other issues in meeting its financial obligations. If banks and financial institutions where C21's cash is held enter receivership or become insolvent in response to financial conditions affecting the banking system and financial markets, its ability to access cash may be threatened and could have a material adverse effect on operations and financial condition of the Company.

As at January 31, 2024, the Company had FDIC coverage over $965,157 (January 31, 2023 - $697,945) of its cash balance.

d) Foreign currency translation

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

e) Inventory

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

f) Property and equipment

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

g) Intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of intangible assets begins when the asset becomes available for use. Brands, licenses, and customer relationships are amortized over 10 years, which reflect the estimated useful lives of the intangible assets.

h) Goodwill

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

For the years ended January 31, 2024 and 2023, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

i) Impairment of long-lived assets

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

j) Assets and liabilities held for sale

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

m) Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are recorded initially at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent measurement depends on how the financial instrument has been classified and may be at fair value or amortized cost. For financial instruments subsequently measured at fair value, the Company determines the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models including the Black-Scholes option pricing model.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended January 31, 2024 and 2023.

The Company's cash, receivables, accounts payable and accrued liabilities are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Financial instruments subsequently measured at amortized cost include promissory note payable, convertible promissory notes, and reclamation obligation.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at January 31, 2024, the Company had a working capital deficiency of $6,922,786 (January 31, 2023 - $6,374,973). Working capital deficiency includes a convertible promissory note with a carrying amount of $1,156,259, which is currently in dispute with a vendor, and the outcome of this dispute is yet to be determined (Note 11(a) and Note 20). Additionally, as at January 31, 2024, the Company had an income tax payable of $9,719,872, which includes an estimated income tax for the current year from its U.S. subsidiaries of $3,482,125. To manage liquidity risk, the Company endeavors to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfill its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended January 31, 2024 and 2023 had no exposure to foreign currency risk.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

As the Company operates in the cannabis industry, it is subject to the limits of Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

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

q) Revenue recognition

Revenue is recognized by the Company in accordance with ASC 606 - Revenue From Contracts With Customers ("ASC 606"). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended January 31, 2024, revenue from retail sales from continuing operations totaled $25,314,672 (2023 - $26,713,239) and revenue from wholesale from continuing operations totaled $2,970,528 (2023 - $2,175,171).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of income and comprehensive income and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of January 31, 2024 and 2023, the loyalty liability totaled $301,562 and $94,068, respectively, and is included in deferred revenue on the consolidated balance sheets.

4. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment were not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the year ended January 31, 2024, the Company executed a settlement agreement to terminate its lease-to-own arrangement. Prior to the settlement, the Company had collected a cumulative $100,000 related to the lease-to-own arrangement, recorded as a deposit liability. Under the settlement agreement, the Company transferred certain licenses with a carrying value of $32,250 in exchange for $400,000, which was paid by the lessee. The Company retained the cumulative $100,000 in lease-to-own payments collected to date. As a result, the Company recognized a gain on the termination of the sales-type lease of $467,750.

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794.

b) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

During April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (continued)

Property and equipment contain a building and fixtures that were previously used for cannabis operations. Long-term debt comprises equipment and vehicle loans and a building mortgage associated with the building that is held for sale. The equipment and vehicle loans had interest rates ranging from 5.6% to 19.9% and were repaid in March 2022. During the year ended January 31, 2023, the Company made principal repayments of $12,481 and interest repayments of $118 on the equipment and vehicle loans. The building mortgage was entered into on February 1, 2015 and matures on January 1, 2025. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. During the year ended January 31, 2024, other expenses included interest expense incurred on long-term debt of $18,526 (2023 - $19,713). During the year ended January 31, 2024, an amount of $45,551 (2023 - $45,551) was repaid in connection with the long-term debt.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	January 31, 2024	January 31, 2023
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	-	15,522
Prepaid expenses and deposits	31,430	84,972
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,170,947	1,240,011

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	-	216,298
Long-term debt	396,943	423,968
Total liabilities classified as held for sale	396,943	640,266

A summary of the Company's net loss from discontinued operations is as follows:

	Years ended January 31,
	2024	2023
	$	$
Revenue	-	357,540
Cost of sales	-	357,540
Gross loss	-	-

Expenses
Selling, general and administrative expenses	116,728	608,112
Impairment loss	-	245,682
Provision for expected credit losses	-	218,425
Loss on lease termination	13,419	-
Other expenses	18,526	6,861
Net loss from discontinued operations before income tax expense	(148,673)	(1,079,080)
Income tax recovery	66,856	(9,249)
Net loss from discontinued operations after income tax expense	(81,817)	(1,088,329)

A summary of the Company's cash flows from discontinued operations for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Net cash provided by (used in) operating activities of discontinued operations	68,599	(71,292)
Net cash provided by investing activities of discontinued operations	-	51,357
Net cash used in financing activities of discontinued operations	(45,551)	(58,150)

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

5. RECEIVABLES

A summary of the Company's receivables is as follows:

	January 31, 2024	January 31, 2023
	$	$
Taxes receivable	13,829	10,834
Trade receivables	189,192	401,476
	203,021	412,310

There was no provision for expected credit losses on trade receivables as at January 31, 2024 and 2023.

6. INVENTORY

A summary of the Company's inventory is as follows:

	January 31, 2024	January 31, 2023
	$	$
Finished goods	1,421,541	1,556,353
Work in process	1,139,116	2,494,455
Raw materials	148,064	122,765
	2,708,721	4,173,573

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	January 31, 2024	January 31, 2023
	$	$
Land	500,000	1,330,000
Leasehold improvements	2,027,182	1,775,896
Furniture and fixtures	361,580	468,696
Computer equipment	6,659	6,659
Machinery and equipment	2,399,226	2,450,919
	5,294,647	6,032,170
Less: accumulated depreciation	(1,861,553)	(1,347,052)
	3,433,094	4,685,118

Total depreciation expense for the year ended January 31, 2024 was $559,712 (2023 - $533,702). During the year ended January 31, 2024, $474,172 (2023 - $472,096) of the total depreciation expense was allocated to inventory. During the year ended January 31, 2024, the Company recorded impairment of property and equipment of $372,227 (2023 - $20,726). On January 31, 2024, the Company recognized impairment loss on land of $830,000 following completion of an appraisal completed subsequent to January 31, 2024.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

8. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	January 31, 2024	January 31, 2023
	$	$
Licenses	12,010,274	12,167,021
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	14,195,521	14,352,268
Less: accumulated amortization	(7,712,656)	(6,465,443)
	6,482,865	7,886,825

During the year ended January 31, 2024, the Company recognized amortization expense on intangible assets of $1,332,507 (2023 - $1,337,336). Of the total amortization expense, $9,071 (2023 - $9,065) was allocated to inventory.

During the year ended January 31, 2024, the Company disposed of licenses in Oregon with a cost of $156,750 and accumulated amortization of $85,294 (Note 4).

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

$
January 31, 2025	1,298,974
January 31, 2026	1,298,974
January 31, 2027	1,298,974
January 31, 2028	1,298,974
January 30, 2029	1,286,969
6,482,865

b) Goodwill

As at January 31, 2024 and 2023, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the years ended January 31, 2024 and 2023.

9.    SECURITY DEPOSIT

Security deposit consisted of a deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. On January 19, 2024, the AER claimed $50,285 (C$67,367) to pay costs to the Orphan Well Association. The Company confirmed that the Orphan Well Association has completed its reclamation work and that the site has been fully remediated with no further work required. As a result, the associated reclamation obligation with a balance of $52,474 (C$70,300) was extinguished and a gain of $2,189 (C$2,933) was recorded in other income. As at January 31, 2024, the security deposit had a balance of $nil (January 31, 2023 - $46,871) and the reclamation obligation had a balance of $nil (January 31, 2023 - $52,659).

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	January 31, 2024	January 31, 2023
	$	$
Accounts payable	1,188,133	1,842,089
Accrued liabilities	415,323	450,485
EFF settlement accrual (Note 20)	612,500	612,500
Interest payable	-	16,352
	2,215,956	2,921,426

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

11. PROMISSORY NOTES

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

a) Convertible promissory notes

A summary of the Company's convertible promissory notes denominated in US$ is as follows:

$
Balance, January 31, 2022	1,281,442
Payment	(41,600)
Interest expense	1,600
Effect of foreign exchange	(85,183)
Balance, January 31, 2024 and 2023	1,156,259

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per common stock. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is engaged in an ongoing dispute with the vendors over repayment (Note 20). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in US$ while the functional currency of the Company is Canadian dollars. On June 13, 2021, the conversion feature expired and as a result the fair value of the conversion feature is $nil.

b) Promissory note payable

A summary of the Company's promissory note payable denominated in US$ is as follows:

$
Balance, January 31, 2022	8,106,667
Repayments	(6,080,000)
Balance, January 31, 2023	2,026,667
Repayments	(2,026,667)
Balance, January 31, 2024	-

The promissory note payable was issued to the Company's CEO, Sonny Newman in connection with the acquisition of Silver State Cultivation LLC and Silver State Relief LLC in January 2019. During the year ended January 31, 2024 the promissory note was fully repaid. Interest expense on the promissory note payable during the year ended January 31, 2024 was $35,210 (2023 - $455,091). Interest paid during the year ended January 31, 2024 was $51,562 (2023 - $504,147).

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842. A summary of the Company's active leases under contract as at January 31, 2024 is as follows:

Entity Name/Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land & Building	12.84	Operating lease
Silver State Relief LLC (Sparks)	Land & Building	12.84	Operating lease
Silver State Relief LLC (Fernley)	Land & Building	8.84	Operating lease

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

12. LEASE LIABILITIES (continued)

On February 1, 2023, the Company entered into an amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. The carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

For the years ended January 31, 2024, the Company incurred operating lease costs in continuing operations of $1,446,208 (2023 - $1,403,743). Of this amount, $812,368 (2023 - $812,368), respectively, was allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	January 31, 2024	January 31, 2023
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.77	9.63

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at January 31, 2024 is as follows:

Year ending January 31,	$
2025	1,314,551
2026	1,353,987
2027	1,394,607
2028	1,436,445
Thereafter	10,718,831
Total undiscounted lease liabilities	16,218,421
Effects of discounting	(6,651,285)
Total present value of minimum lease payments	9,567,136
Current portion of lease liability	374,548
Lease liabilities	9,192,588

As at January 31, 2024, the Company has total undiscounted lease liabilities of $16,218,421 (January 31, 2023 - $14,488,346) pertaining to lease liabilities in continuing operations and total undiscounted lease liabilities of $nil (January 31, 2023 - $228,192) which are classified as held for sale.

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2022	1,006,368
Gain on change in fair value of derivative liability	(742,483)
Effect of foreign exchange	(24,185)
Balance, January 31, 2023	239,700
Loss on change in fair value of derivative liability	451,372
Settlement	(575,136)
Effect of foreign exchange	(7,703)
Balance, January 31, 2024	108,233

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY (continued)

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

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at January 31, 2024, the total number of remaining earn out shares is 1,207,200 (January 31, 2023 - 6,000,000).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	209,441
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	22,128
Balance, January 31, 2024	120,047,814	105,467,920

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at January 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares (January 31, 2023 - 1,184,407 shares).

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	3,240,000	1.18	2.10
Balance, January 31, 2023	3,240,000	1.18	1.10
Expired	(2,040,000)	1.00	-
Balance, January 31, 2024	1,200,000	1.50	0.31

A summary of the Company's outstanding and exercisable warrants as at January 31, 2024, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
May 24, 2024	1.50	1,200,000
		1,200,000

As at January 31, 2024 and 2023, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

Subsequent to January 31, 2024, there were 1,200,000 warrants, with exercise price of C$1.50, expired.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

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

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70	2.03
Expired/forfeited	(1,405,000)	1.25	-
Balance, January 31, 2023	4,810,000	0.75	0.86
Expired/forfeited	(3,710,000)	0.73	-
Balance, January 31, 2024	1,100,000	0.84	0.88

A summary of the Company's stock options outstanding and exercisable as at January 31, 2024, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	399,999
		1,100,000	899,999

As at January 31, 2024 and 2023, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the year ended January 31, 2024, the Company recorded share-based compensation expense on vesting of stock options of $22,128 (2023 - $209,441).

During the year ended January 31, 2024, there were no stock options granted. During the year ended January 31, 2023, the Company used the following inputs in the Black-Scholes option pricing model:

Stock price	C$0.61
Exercise price	C$0.70
Risk-free interest rate	1.60%
Expected life	3 years
Expected volatility	80%
Expected annual dividend yield	0%

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Accounting and legal	892,733	716,349
Depreciation and amortization	1,408,976	1,365,018
License fees, taxes, and insurance	1,603,921	1,625,036
Office facilities and administrative	384,583	338,492
Operating lease costs	633,840	591,375
Other expenses	907,918	806,009
Professional fees and consulting	522,900	903,513
Salaries and wages	3,156,441	2,747,133
Sales, marketing, and promotion	75,561	83,672
Share-based compensation	22,128	209,441
Shareholder communications	16,523	18,128
Travel and entertainment	52,214	41,742
	9,677,738	9,445,908

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

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,285,200	-	28,285,200
Gross profit	11,149,766	-	11,149,766
Operating income (expenses):
General and administration	(4,773,840)	(2,763,393)	(7,537,233)
Sales, marketing, and promotion	(75,561)	-	(75,561)
Operating lease cost	(633,840)	-	(633,840)
Depreciation and amortization	(1,316,170)	(92,806)	(1,408,976)
Share-based compensation	-	(22,128)	(22,128)
Impairment loss	(1,202,227)	-	(1,202,227)
Gain on termination of sales-type lease and disposal of licenses	-	503,544	503,544
Interest expense and others	(29,387)	(485,301)	(514,688)
Net income (loss) from continuing operations before income tax expense	3,118,741	(2,860,084)	258,657

Segmented information pertaining to discontinued operations is contained within Note 4.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2023 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,888,410	-	28,888,410
Gross profit	13,401,146	-	13,401,146
Operating income (expenses):		-
General and administration	(4,397,477)	(2,798,925)	(7,196,402)
Sales, marketing, and promotion	(83,672)	-	(83,672)
Operating lease cost	(591,375)	-	(591,375)
Depreciation and amortization	(1,270,092)	(94,926)	(1,365,018)
Share-based compensation	-	(209,441)	(209,441)
Impairment loss	-	(20,726)	(20,726)
Interest expense and others	(31,327)	288,123	256,796
Net income (loss) from continuing operations before income tax expense	7,027,203	(2,835,895)	4,191,308

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 4.

Entity-wide disclosures

All revenue for the years ended January 31, 2024 and 2023 was earned in the United States.

For the years ended January 31, 2024 and 2023, no customer represented more than 10% of the Company's net revenue. As at January 31, 2024 and 2023, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	January 31, 2024	January 31, 2023
	$	$
Nevada	11,762,392	11,321,662
Discontinued operations (Oregon)	500,000	1,748,286
Other	-	703
	12,262,392	13,070,651

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at January 31, 2024 is as follows:

Year ending January 31,	Third parties	Related parties	Total
	$	$	$
2025	597,662	762,439	1,360,101
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,898	4,473,246	8,035,144
	6,053,929	7,663,008	13,716,937

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	January 31, 2024	January 31, 2023
	$	$
Due to the President and CEO	-	2,043,019
Lease liabilities due to a company controlled by the CEO	4,961,727	8,953,425
Due to the CFO	561	692
	4,962,288	10,997,136

As at January 31, 2023, Due to the President and CEO included the promissory note that was repaid during the year ended January 31, 2024. As at January 31, 2024 and 2023, Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Consulting fees paid to a director	65,000	125,000
Amounts paid to CEO or companies controlled by CEO for leases	1,001,214	1,239,090
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	2,078,229	6,584,146
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	200,000
Salary paid to directors and officers	438,162	398,950
Share-based compensation	22,128	153,426
	3,804,733	8,700,612

On June 5, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
Net income (loss) from continuing operations after income taxes	$(3,223,468)	$1,381,540
Net loss from discontinued operations after income taxes	$(81,817)	$(1,088,329)
Net income (loss)	$(3,305,285)	$293,211

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	122,880,907

Basic income (loss) per share, continuing operations	$(0.03)	$0.01
Diluted income (loss) per share, continuing operations	$(0.03)	$0.01

Basic loss per share, discontinued operations	$(0.00)	$(0.01)
Diluted loss per share, discontinued operations	$(0.00)	$(0.01)

Basic income (loss) per share	$(0.03)	$0.00
Diluted income (loss) per share	$(0.03)	$0.00

25 C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2024 and 2023 (Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE (continued)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended January 31, 2024 and 2023, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the years ended January 31, 2024 and 2023, the number of stock options excluded from the computation was 899,999 and 4,409,998 respectively. In addition, for the years ended January 31, 2024 and 2023, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

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

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to appeal the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876, with a hearing scheduled for July 29, 2024. Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

20.  CONTINGENCIES (continued)

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The trial date was removed due to lack of prosecution by Plaintiffs. It is too early to predict the resolution of the claims and counterclaims.

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

A summary of the Company's components of the income tax provision for the years ended January 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Current
Canadian	-	-
US Federal and State	3,233,053	2,866,688
Total current income tax expense	3,233,053	2,866,688

Deferred
Canadian	-	-
US Federal and State	249,072	(56,920)
Total deferred income tax expense (recovery)	249,072	(56,920)

Total income tax expense	3,482,125	2,809,768

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes for the years ended January 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Canadian	(2,141,166)	(702,488)
United States	2,399,823	4,893,796
Income before income taxes	258,657	4,191,308

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

Section 280E of the Internal Revenue Code ("IRC") prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (the "IRS") has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The nondeductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying Section 280E to the Company's businesses that are involved in selling cannabis, along with other typical non-deductible expenses such as lobbying expenses.

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate for the years ended January 31, 2024 and 2023 is as follows:

	2024	2023
	$	$
Income for the year	258,657	4,191,308
Statutory rate	27%	27%

Income tax expense at statutory rate	(74,152)	1,131,653
IRC section 280E disallowance	1,954,392	1,802,992
Foreign tax rate differential	16,068	(288,933)
Change in foreign exchange rates and other	21,188	196,298
Uncertain tax position, inclusive of interest and penalties	(354,637)	32,591
Change in valuation allowance	(50,016)	(198,848)
Payable adjustment to provision versus statutory tax returns	1,153,756	67,056
Deferred adjustment to provision versus statutory tax returns	824,220	10,410
Other	(8,694)	56,549
	3,482,125	2,809,768

A summary of the Company’s deferred tax asset (liability) significant components is as follows:

	January 31, 2024	January 31, 2023
	$	$
Deferred tax assets
Share issuance costs and financing fees	1,610	4,764
Allowable capital losses	132,394	132,986
Non-capital losses	5,170,743	4,704,180
Intangible assets	82,004	230,563
Goodwill	6,606	-
Lease liabilities	1,048,101	1,095,352
Reclamation obligation	-	14,219
Derivative liability	29,223	64,719
Inventories	-	36,797
Convertible promissory note	-	312,190
Property and equipment	3,686	-
Other	14,187	-
Total deferred tax assets	6,488,554	6,595,770
Valuation allowance	(5,261,352)	(5,311,368)
Total net deferred tax assets	1,227,202	1,284,402

Deferred tax liabilities
Property and equipment	-	(95,857)
Right-of-use assets	(959,509)	(1,022,105)
IRC 481(a) adjustments	(283,658)	-
Total deferred tax liabilities	(1,243,167)	(1,117,962)
Net deferred tax asset (liability)	(15,965)	166,440

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of January 31, 2024. Amounts classified as part of the disposal group as of January 31, 2023 have been reclassified to continuing operations under ASC 360-10-20.

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the Canadian loss carryforwards that may expire prior to their utilization has been recorded as at January 31, 2024.

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

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended January 31, 2024, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the fiscal year ended January 31, 2024 was a decrease of $4,604,054.

The Company had net operating loss ("NOL") carryforwards for Canada, U.S. federal and state income tax purposes of approximately $18,540,482 and $2,168,593, respectively, as of January 31, 2024. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2035.

As of January 31, 2024, the Company had Canadian capital losses of approximately $490,348 with no expiry date. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position comprises of certain deductions for lease obligations, depreciation and amortization taken in prior years in excess of the accounting expenses in respect of assets used in production as well as deductions for inventory impairment that were not previously taken

As of January 31, 2024, the total amount of gross unrecognized tax benefits was $68,530, which includes interest and penalties. As of January 31, 2024, $68,530 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $47,015 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the years ended January 31, 2024, the Company recorded interest of $20,369 and penalties of $1,012 on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2021 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2021 and forward are subject to examination for state purposes. The tax return for the 2020 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax benefits, excluding penalties and interest, is as follows:

	January 31, 2024	January 31, 2023
	$	$
Beginning balance	789,112	813,855
Increase due to tax positions taken during current year	5,059	-
Decrease in balance as a result of lapse of the applicable statute of limitations	(171,314)	-
Increase in balance due to tax positions taken during prior years	-	-
Decrease in balance due to tax positions taken during prior years	(714,043)	(24,743)
Ending balance	(91,186)	789,112

Beginning on January 1, 2022, the Tax Cuts and Jobs Act ("the Act"), enacted in December 2017, eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based and non-U.S. based research and development expenditures over five and fifteen years, respectively. There is no impact to our current income tax provision as a result of this tax legislation.

On August 16, 2022 the Inflation Reduction Act of 2022 ("the Act") was signed into law. For taxable years beginning after December 31, 2022, the Act creates a 15% corporate minimum tax on large corporations with more than $1 billion in financial statement net income, and a 1% excise tax on stock buybacks.  The Company assessed the impact of the Act and determined it does not have a material impact to the financials and related disclosures.

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at January 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	108,233	108,233
Fair value measurements at January 31, 2023 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	239,700	239,700

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.

23.   SUBSEQUENT EVENT

On May 6, 2024, the Company closed a non-brokered private placement in which the Company issued 4,000 convertible debenture units of the Company for aggregate gross proceeds of C$4,000,000. The net proceeds from the private placement combined with the Company's cash reserves, were used to fund the acquisition of the South Reno dispensary, which closed on June 7, 2024.

Each convertible debenture unit offered under the private placement is comprised of: (i) a convertible debenture of the Company secured against the Nevada operations of the Company in principal amount of C$1,000; and (ii) 1,000 common share purchase warrants, each of which is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date.

The principal amount of the convertible debentures, together with any accrued and unpaid interest, will mature and become due and payable on the date that is 30 months from the issue date, subject to earlier conversion or repayment. The principal amount owing under the convertible debentures will accrue interest from the issue date at rate of 12% per annum, payable quarterly in cash. The principal amount may be converted into common shares at the option of the holder at any time prior to the maturity date at a price of C$0.45 per common share.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2024 and 2023

(Expressed in U.S. dollars, except as noted)

23. SUBSEQUENT EVENT (continued)

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter.

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 and was fully paid to Deep Roots Harvest, Inc. by June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. Dollars)

NOTICE TO READER

C21 Investments Inc. (the "Company") is re-filing its annual audited financial statements for the years ended January 31, 2023 and 2022 (the "Annual Financial Statements") originally filed on SEDAR on June 13, 2023 to correct a clerical error contained in the audit report to such Annual Financial Statements prepared by the Company's former auditor, Baker Tilly US, LLP (the "Correction"). Other than the Correction, the re-filed Annual Financial Statements, as set forth below, do not contain any changes or amendments from the version previously filed on June 13, 2023.

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

Marcum LLP • 111 West Saint John Street • Suite 515 • San Jose, California 95113 • Phone 669.232.9500 • marcumllp.com

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

Irvine, CA

August 15, 2022

C21 INVESTMENTS INC.
Consolidated Balance Sheets
(Expressed in U.S. dollars)

		January 31,
		2022
	January 31,	(As restated -
	2023	Note 2)
	$	$
ASSETS
Current assets
Cash	1,891,772	3,067,983
Receivables	412,310	210,423
Inventory	4,173,573	4,054,473
Prepaid expenses and deposits	881,628	773,450
Assets classified as held for sale	1,383,089	2,178,145
	8,742,372	10,284,474
Non-current assets
Property and equipment	4,685,118	4,869,593
Right-of-use assets	8,385,533	8,875,884
Intangible assets	7,886,825	9,224,165
Goodwill	28,541,323	28,541,323
Security deposit	46,871	49,011
Deferred tax asset	23,362	-
Total assets	58,311,404	61,844,450

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,921,426	2,508,869
Promissory note payable - current portion	2,026,667	6,080,000
Convertible promissory notes	1,156,259	1,281,442
Income taxes payable	7,736,858	4,870,170
Deferred revenue	94,068	-
Lease liabilities - current portion	398,723	325,698
Liabilities classified as held for sale	640,266	874,379
Deferred income tax liability	-	33,558
	14,974,267	15,974,116
Non-current liabilities
Lease liabilities	8,554,702	8,953,425
Deposit liability	175,000	100,000
Promissory note payable	-	2,026,667
Derivative liability	239,700	1,006,368
Reclamation obligation	52,659	55,272
Total liabilities	23,996,328	28,115,848

Commitments and contingencies (Notes 17 and 20)

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of January 31, 2023 and 2022, respectively	105,445,792	105,236,351
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,287,145)	(2,370,967)
Deficit	(69,471,712)	(69,764,923)
Total shareholders' equity	34,315,076	33,728,602
Total liabilities and shareholders' equity	58,311,404	61,844,450

On behalf of the Board:
"Bruce Macdonald"	Director	"Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Income and Comprehensive Income
(Expressed in U.S. dollars, except number of shares)

	Years ended January 31
		2022
		(As restated -
	2023	Note 2)
	$	$

Revenue	28,888,410	32,982,976
Cost of sales	15,487,264	14,172,991
Gross profit	13,401,146	18,809,985

Selling, general and administrative expenses	9,445,908	9,055,174

Income from operations	3,955,238	9,754,811

Accretion expense	-	(230,462)
Gain on change in fair value of derivative liabilities	742,483	8,576,290
Impairment loss	(20,726)	-
Interest expense	(456,691)	(1,077,068)
Other (expenses) income	(28,996)	108,470
Net income from continuing operations before income taxes	4,191,308	17,132,041
Income tax expense	(2,809,768)	(4,934,467)
Net income from continuing operations after income taxes	1,381,540	12,197,574

Net loss from discontinued operations after income taxes	(1,088,329)	(2,242,644)

Net income	293,211	9,954,930

Other comprehensive income (loss)
Cumulative translation adjustment	83,822	(766,841)
Comprehensive income	377,033	9,188,089
Basic income per share from continuing operations	0.01	0.10
Diluted income per share from continuing operations	0.01	0.10
Basic and diluted loss per share from discontinued operations	(0.01)	(0.02)
Basic income per share	0.00	0.08
Diluted income per share	0.00	0.08
Weighted average number of common shares outstanding - basic	120,047,814	118,308,584
Weighted average number of common shares outstanding - diluted	122,880,907	121,141,677

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in U.S. dollars, except number of shares)

				Accumulated
			Commitment	other		Total
	Number of	Common	to issue	comprehensive		shareholders'
	shares	stock	shares	loss	Deficit	equity
	#	$	$	$	$	$
Balance, January 31, 2021 (As restated - Note 2)	117,057,860	103,636,830	649,928	(1,604,126)	(79,719,853)	22,962,779
Commitment to issue shares on purchase of EFF	19,774	21,787	(21,787)	-	-	-
Shares issued on exercise of Phantom Farms warrants	456,100	533,326	-	-	-	533,326
Shares issued on exercise of guaranteed warrants	1,214,080	-	-	-	-	-
Shares issued - settlement of earn out shares	1,300,000	677,939	-	-	-	677,939
Share-based compensation	-	366,469	-	-	-	366,469
Net income and other comprehensive loss for the year	-	-	-	(766,841)	9,954,930	9,188,089
Balance, January 31, 2022 (As restated - Note 2)	120,047,814	105,236,351	628,141	(2,370,967)	(69,764,923)	33,728,602
Share-based compensation	-	209,441	-	-	-	209,441
Net income and other comprehensive income for the year	-	-	-	83,822	293,211	377,033
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Years ended January 31,
		2022
		(As restated -
	2023	Note 2)
	$	$
OPERATING ACTIVITIES
Net income after taxes from continuing operations	1,381,540	12,197,574
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion expense	-	230,462
Amortization of right-of-use assets	490,351	461,364
Deferred income tax (recovery) expense	(56,920)	590,072
Depreciation and amortization	1,843,366	1,818,325
Foreign exchange (gain) loss	(21,670)	500,462
Gain on change in fair value of derivative liabilities	(742,483)	(8,576,290)
Impairment loss	20,726	-
Interest expense	456,360	83,058
Provision to record inventory at net realizable value	174,453	-
Share-based compensation	209,441	366,469
Changes in operating assets and liabilities:
Receivables	(201,887)	(94,406)
Inventory	(293,553)	(1,361,826)
Prepaid expenses and deposits	(108,178)	4,587
Assets classified as held for sale	-	790,828
Accounts payable and accrued liabilities	184,662	1,568,932
Income taxes payable	2,866,688	1,198,502
Deferred revenue	94,068	-
Lease liabilities	(325,697)	(534,098)
Liabilities classified as held for sale	-	(805,406)
Cash provided by operating activities of continuing operations	5,971,267	8,438,609
Cash used in operating activities of discontinued operations	(71,292)	(1,602,478)

INVESTING ACTIVITIES
Purchases of property and equipment	(442,285)	(2,562,304)
Cash used in investing activities of continuing operations	(442,285)	(2,562,304)
Cash provided by investing activities of discontinued operations	51,357	1,168,349

FINANCING ACTIVITIES
Principal repayments on promissory note payable	(6,080,000)	(6,080,000)
Repayments of convertible promissory notes	(40,000)	(1,210,000)
Cash proceeds from warrants	-	533,326
Interest paid in cash	(505,747)	(1,082,500)
Lease payments received	-	100,000
Cash used in financing activities of continuing operations	(6,625,865)	(7,739,174)
Cash used in financing activities of discontinued operations	(58,032)	(105,360)

Effect of foreign exchange on cash	(1,361)	(766,841)
Decrease in cash during the year	(1,176,211)	(3,169,199)
Cash beginning of year	3,067,983	6,237,182
Cash end of year	1,891,772	3,067,983

Supplemental disclosure of cash flow information
Interest paid in cash	505,747	2,322,855
Income taxes paid in cash	-	3,145,893

Non-cash financing activities
Fair value of common shares issued in settlement of Phantom Farms earn out shares	-	677,939
Fair value of common shares issued as partial settlement of commitment to issue shares	-	21,787

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

n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at their grant date and recognizes share- based compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Consideration paid to the Company on the exercise of stock options is recorded as common stock.

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

The following table summarizes the major classes of assets and liabilities of the discontinued Oregon operation that have been classified as held-for-sale in the consolidated balance sheets:

	January 31,	January 31,
	2023	2022
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	15,522	64,456
Inventory	-	363,391
Prepaid expenses and deposits	84,972	111,617
Deferred tax asset	143,078	152,177
Property and equipment	1,139,517	1,139,517
Right-of-use assets	-	346,987
Total assets classified as held for sale	1,383,089	2,178,145

Carrying amounts of the major classes of liabilities included in discontinued operations:
Lease liabilities	216,298	412,093
Long-term debt	423,968	462,286
Total liabilities classified as held for sale	640,266	874,379

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

6.  RECEIVABLES

A summary of the Company's receivables is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Taxes receivable	10,834	11,945
Trade receivables	401,476	198,478
	412,310	210,423

There was no provision for expected credit losses on trade receivables at January 31, 2023 or January 31, 2022.

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

7. INVENTORY

A summary of the Company's inventory is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Finished goods	1,556,353	1,848,392
Work in process	2,494,455	2,029,133
Raw materials	122,765	176,948
	4,173,573	4,054,473

During the year ended January 31, 2022, cost of sales includes a provision to record inventory at net realizable value of $174,453 (January 31, 2022 - $nil). Finished goods inventory is presented net of the provision to record inventory at net realizable value.

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Land	1,330,000	1,330,000
Leasehold improvements	1,775,896	1,758,229
Furniture & fixtures	468,696	460,890
Computer equipment	6,659	46,484
Machinery & equipment	2,450,919	2,305,217
	6,032,170	5,900,820
Less: accumulated depreciation	(1,347,052)	(1,031,227)
	4,685,118	4,869,593

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

a)  Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Licenses	12,167,021	12,141,476
Brands	644,800	868,982
Customer relationships	1,540,447	1,758,553
	14,352,268	14,769,011
Less: accumulated amortization	(6,465,443)	(5,544,846)
	7,886,825	9,224,165

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

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Accounts payable	1,842,089	1,402,546
Accrued liabilities	450,485	428,414
EFF settlement accrual (Note 20)	612,500	612,500
Interest payable	16,352	65,409
	2,921,426	2,508,869

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

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	January 31,	January 31,
	2023	2022
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	9.63	10.46

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as of January 31, 2023 is as follows:

Year ending January,	$
2024	1,276,262
2025	1,314,551
2026	1,353,987
2027	1,394,607
2028	1,436,445
Thereafter	7,712,494
Total undiscounted lease liabilities	14,488,346
Interest on lease liabilities	(5,534,921)
Total present value of minimum lease payments	8,953,425
Current portion of lease liability	398,723
Lease liability	8,554,702

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

a) Convertible promissory notes

A summary of the Company's convertible promissory notes denominated in U.S. dollars is as follows:

	June 13, 2018	May 24, 2019
	issuance	issuance	Total
	$	$	$
Balance, January 31, 2021	1,072,590	1,130,056	2,202,646
Payment	-	(1,210,000)	(1,210,000)
Interest expense	17,649	40,685	58,334
Accretion expense	191,203	39,259	230,462
Balance, January 31, 2022	1,281,442	-	1,281,442
Payment	(41,600)	-	(41,600)
Interest expense	1,600	-	1,600
Loss on foreign exchange translation	(85,183)	-	(85,183)
Balance, January 31, 2023	1,156,259	-	1,156,259

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

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liabilities is as follows:

	Conversion
	feature of
	convertible
	promissory	Earn out	Total
	notes	shares
	$	$	$
Balance, January 31, 2021	485,157	9,273,970	9,759,127
Fair value adjustment on derivative liabilities	(485,157)	(8,091,133)	(8,576,290)
Settlement of Phantom earn out	-	(677,939)	(677,939)
Effect of foreign exchange	-	501,470	501,470
Balance, January 31, 2022	-	1,006,368	1,006,368
Fair value adjustment on derivative liabilities	-	(742,483)	(742,483)
Effect of foreign exchange	-	(24,185)	(24,185)
Balance, January 31, 2023	-	239,700	239,700

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

A summary of the Company's significant inputs into the Monte Carlo simulation used to determine the fair value of earn out shares is as follows:

	January 31,	January 31,
	2023	2022
Discount rate	4.43%	1.24%
Expected life in years	3.31	4.33
Expected stock volatility	80%	80%
Expected volatility of foreign exchange	6.40%	6.52%

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

A summary of the Company's share capital is as follows:

	Number of	Common
	shares	stock
	#	$
Balance, January 31, 2021	117,057,860	103,636,830
Shares issued - Phantom Farm warrants exercises (1)	456,100	533,326
Shares issued - EFF commitment (2)	19,774	21,787
Shares issued - Guaranteed warrants (3)	1,214,080	-
Shares issued - Settlement of Earn out shares (4)	1,300,000	677,939
Share-based compensation	-	366,469
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	209,441
Balance, January 31, 2023	120,047,814	105,445,792

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

b)   Warrants

A summary of the Company's warrant activity is as follows:

		Weighted	Weighted
	Warrants	average	average
	outstanding	exercise price	remaining life
	#	C$	Years
Balance January 31, 2021	11,894,746	1.32	1.96
Exercised	(4,616,100)	1.05
Expired	(4,038,646)	1.73
Balance, January 31, 2022	3,240,000	1.18	2.10
Balance, January 31, 2023	3,240,000	1.18	1.10

A summary of the Company's outstanding and exercisable warrants at January 31, 2023, is as follows:

		Number of
Expiry date	Exercise price	warrants
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
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

A summary of the Company's stock option activity is as follows:

	Options
	outstanding	Weighted	Weighted
	and	average	average
	exercisable	exercise price	remaining life
	#	C$	Years
Balance January 31, 2021	6,965,000	1.22	2.05
Expired	(1,350,000)	2.80
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70
Expired	(1,405,000)	1.25
Balance, January 31, 2023	4,810,000	0.75	0.86

A summary of the Company's stock options outstanding and exercisable at January 31, 2023, is as follows:

Expiry date	Exercise price	Outstanding	Exercisable
	C$	#	#
August 17, 2023	0.70	3,560,000	3,560,000
January 28, 2024	1.50	150,000	150,000
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	199,998
		4,810,000	4,409,998

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

a) Entity-wide disclosures

All revenue for the years ended January 31, 2023 and 2022 was earned in the United States.

For the years ended January 31, 2023 and January 31, 2022, no customer represented more than 10% of the Company's net revenue and receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Nevada	11,321,662	11,903,430
Discontinued operations (Oregon)	1,748,286	1,817,633
Other	703	24,414
	13,070,651	13,745,477

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. A summary of the Company's future minimum payments at the year ended January 31, 2023 is as follows:

		Related
	Third Parties	Parties	Total
	$	$	$
2024	273,743	1,276,262	1,550,005
2025	45,551	1,314,551	1,360,102
2026	45,551	1,353,987	1,399,538
2027	45,551	1,394,607	1,440,158
2028	45,551	1,436,445	1,481,996
Thereafter	322,651	7,712,494	8,035,145
	778,598	14,488,346	15,266,944

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable, accrued liabilities, and promissory note payable is as follows:

	January 31,	January 31,
	2023	2022
	$	$
Due to the President and CEO	2,043,019	8,172,075
Lease liabilities due to a company controlled by the CEO	8,953,425	9,279,123
Lease liabilities due to SDP Development	-	412,093
Due to the CFO of the Company	692	360
	10,997,136	17,863,651

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

A summary of the Company's components of the income tax provision for the years ended January 31, 2023 and 2022, is as follows:

		2022
		(As restated -
	2023	Note 2)
	$	$
Current
Canadian	-	-
US Federal and State	2,866,688	4,344,395
Total current income tax expense	2,866,688	4,344,395
Deferred
Canadian	-	-
US Federal and State	(56,920)	590,072
Total deferred income tax recovery	(56,920)	590,072

Total income tax expense	2,809,768	4,934,467

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes for the years ended January 31, 2023 and 2022, is as follows:

		2022
		(As restated -
	2023	Note 2)
	$	$
Canadian	(702,488)	6,985,670
United States	4,893,796	10,146,371
Income (loss) before income taxes	4,191,308	17,132,041

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate for the years ended January 31, 2023 and 2022 is as follows:

		2022
	2023	(As restated -
		Note 2)
	$	$
Income (loss) for the year	4,191,308	17,132,041
Statutory rate	27%	27%
Income tax expense at statutory rate	1,131,653	4,625,653
Non-deductible expenditures and non-taxable revenues
IRC section 280E disallowance	1,802,992	1,834,479
Other	56,549	98,946
Foreign tax rate differential	(288,933)	(608,783)
Change in foreign exchange rates and other	196,298	115,835
Change in valuation allowance	(198,848)	(73,893)
Payable adjustment to provision versus statutory tax returns	67,056	2,738,188
Deferred adjustment to provision versus statutory tax returns	10,410	(4,316,443)
Uncertain tax position, inclusive of interest and penalties	32,591	520,485
	2,809,768	4,934,467

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

A summary of the Company's deferred tax assets significant components is as follows:

		January 31,
		2022
	January 31,	(As restated -
	2023	Note 2)
	$	$
Deferred tax assets
Share issuance costs and financing fees	4,764	262,726
Allowable capital losses	132,986	139,182
Non-capital losses	4,699,606	4,376,843
Intangible assets	85,843	98,394
Right of use assets and lease liabilities, net	73,247	53,248
Reclamation obligation	14,219	14,923
Derivative liability	64,719	271,719
Inventories	36,797	-
Convertible promissory note	312,190	345,989
Total deferred tax assets	5,424,371	5,563,024
Valuation allowance	(5,311,368)	(5,510,216)
Total net deferred tax assets	113,003	52,808

Deferred tax liabilities
Property and equipment	(89,641)	(86,366)
Net deferred tax (liability) asset	23,362	(33,558)

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

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended January 31, 2023 and 2022 (Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The uncertain tax position comprises of certain deductions for lease obligations, depreciation and amortization taken in prior years in excess of the accounting expenses in respect of assets used in production as well as deductions for inventory impairment that were not previously taken. The total of these uncertainties before interest and penalties is $789,112 as of January 31, 2023. The Company believes it is reasonably possible that $401,824 of unrecognized tax benefits related to depreciation and $7,745 of unrecognized tax benefits related to amortization, lease obligations and inventory may decrease within the next 12 months as the Company will be filing amended tax returns for prior years and amounts will be coming statute- barred with respect to the 2020 fiscal year.

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

The aggregate change in the balance of gross unrecognized tax benefits, which includes interest and penalties is as follows:

		2022
	January 31,	(As restated -
	2023	Note 2)
	$	$
Beginning balance	813,855	293,370
Increase due to tax positions taken during a prior year	32,591	520,485
Ending balance	846,446	813,855

The total amount of unrecognized tax benefits that would, if recognized, impact the effective tax rate is $846,446 for the tax year ended January 31, 2023 ($813,855 for January 31, 2022).

A summary of the components of the Company's income taxes payable is as follows:

		January 31,
		2022
	January 31,	(As restated -
	2023	Note 2)
	$	$
Income taxes payable	6,890,412	4,056,315
Unrecognized tax position, inclusive of interest and penalties	846,446	813,855
	7,736,858	4,870,170

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

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3	Consulting Services Agreement Second Amendment dated September 1, 2023, between the Company and CB1 Capital Advisors LLC
4.5	Earn-Out Share Settlement Agreement, dated February 1, 2023, between the Company and Swell vendor, Alleh Lindquist (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 20, 2023
4.6	Asset Purchase Agreement, dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc.
8.1	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended January 31, 2024
15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on January 19, 2024)
15.3	Consent of Marcum, LLP
15.4	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: July 24, 2024