Form 20-F
period 2024-03-31
C21 Investments Inc.
filed 2024-08-08
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended March 31, 2024
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from February 1, 2024 to March 31, 2024
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2024, 120,047,814 common shares of the Registrant were issued and outstanding.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3550.

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

As of March 31, 2024, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and closed its acquisitions and subsequently sold off the majority of its assets with respect to Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale), located in Oregon. The Company is no longer operational in Oregon and has listed, or will be listing, its remaining real and personal property in Oregon for sale.

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

Silver State had total retail sales of $4.2 million during the two month fiscal year ended March 31, 2024 as compared to $25.3 million in the prior year.

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

C. Organizational Structure

The Company conducts its business as the parent company to the following ten (10) significant subsidiaries in the United States:

Name of Subsidiary	Principal Activity
320204 US Holdings	Holding Company
320204 Oregon Holdings Corp	Holding Company
320204 Nevada Holdings Corp	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (*)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Venture Group LLC (*)	Holding Company
Phantom Brands, LLC (*)	Holding Company
Phantom Distribution, LLC (*)	Cannabis distributor
Workforce Concepts 21, Inc	Payroll and benefits services

(*) Operations discontinued and results included in discontinued operations

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

Financial statements included in this Annual Report for the fiscal years ended March 31, 2024, January 31, 2024, and January 31, 2023 were prepared in conformity with U.S. GAAP.

Financial Information for three years to FY March 31, 2024 in accordance with U.S. GAAP

The following table presents selected financial information for the years ended March 31, 2024, January 31, 2024, and 2023.

	Two months
C21 Investments Inc., PROFIT AND LOSS	ended	Year ended
	31-Mar-24	31-Jan-24	31-Jan-23

Revenue	4,464,950	28,285,200	28,888,410
Inventory expensed to cost of sales	2,688,650	17,135,434	15,487,264
Gross profit	1,776,300	11,149,766	13,401,146
Gross Margin%	39.8%	39.4%	46.4%
Expenses
General and administration	1,151,305	7,537,233	7,196,402
Sales, marketing, and promotion	21,581	75,561	83,672
Operating lease cost	106,283	633,840	591,375
Depreciation and amortization	207,225	1,408,976	1,365,018
Share based compensation	-	22,128	209,441
Total expenses	1,486,394	9,677,738	9,445,908

Income from operations	289,906	1,472,028	3,955,238

Other items
Interest expense	-	(35,210)	(456,691)
Accretion expense	-	-	-
Other Income (loss)	9,209	(726,789)	(49,722)
Gain on change in fair value of derivative liabilities	22,189	(451,372)	742,483
Net income (loss) from continuing operations before income taxes	321,304	258,657	4,191,308
Income tax expense	(372,743)	(3,482,125)	(2,809,768)
Net income (loss) from continuing operations after income taxes	(51,439)	(3,223,468)	1,381,540

Net loss from discontinued operations	(22,965)	(81,817)	(1,088,329)

Net income (loss)	(74,404)	(3,305,285)	293,211

Income (loss) from continuing operations per share, basic and diluted	(0.00)	(0.03)	0.01
Basic and diluted income (loss) per share	(0.00)	(0.03)	0.00
Distributions or cash dividends	n/a	n/a	n/a
Weighted average number of shares outstanding - basic	120,047,814	120,047,814	120,047,814
Weighted average number of shares outstanding - diluted	122,880,907	122,880,907	122,880,807

All the current and comparative figures are in U.S. GAAP.

The Company has changed its year end to March 31 and as such this financial year end reporting is for the two-month period ended March 31, 2024. The next quarterly filing will be for the 3 months ended June 30, 2024 and the next fiscal year end will be March 31,2025.

"Revenue" includes retail revenues from our two stores and wholesale revenue from our cultivation operations. Revenues for the two months ended March 31, 2024, was $4.5 million versus $28.3 million year ended January 31, 2024. The 2% decline in revenues in the year ended January 31, 2024 compared to the year ended January 31, 2023 is consistent with industry trends since the easing of pandemic restrictions. According to Headset, a cannabis industry market analysis site, (https://www.headset.io/markets/nevada), Nevada cannabis sales have dropped by 6% over the same 12 months ending January 31, 2024.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores. With the expansion of our cultivation facility our cost of production has come down due to economies of scale. We use an average costing model which captures and averages costs over several quarters.

"Gross profit" fell in in the two months ended March 31, 2024 and the year ended January 31, 2024 versus the year ended January 31, 2023 from 46% to 39%, due to various factors including gradual weakening of product demand since the easing of pandemic restrictions. See discussion in Fourth Quarter section below.

"Income from operations" for the two months ended March 31, 2024 was $289,906 versus $1.5 million for the year ended January 31, 2024. See discussion in Fourth Quarter section below.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales. These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes. Costs for the two months ended March 31, 2024 were $1.15 million versus $7.54 million in the year ended January 31, 2024.

"Operating lease cost" is the cost of our leases not included in cost of sales and was $106,283 in the two months ended March 31, 2024 versus $633,840 in the year ended January 31, 2024.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales. The total depreciation and amortization for the two months ended March 31, 2024 was $207,225 versus $1.41 million in the year ended January 31, 2024.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.

Other Items

"Interest expense" in the two months ended March 31, 2024, was $nil versus $35,210 in the year ended January 31, 2024.

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

"Provision for income taxes" for the two months ended March 31, 2024 was $372,743 versus $3.5 million in the year ended January 31, 2024.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'. The revenues and expenses pertaining to the Oregon operations are shown in this line item. We have had no active business in Oregon since early 2022. The treatment has no effect on our revenues or gross profit for the two months ended March 31, 2024 or for the year ended January 31, 2024. Our income from operations and net income from continuing operations is higher by $22,965 for the two months ended March 31, 2024 and higher by $81,817 for the year ended January 31, 2024. There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry. Effective March 27, 2023, the Company reached a settlement with its central Oregon landlord with respect to its three remaining leases in Oregon, including an early termination of such leases, in exchange for an abatement of one month of the Company's rent applied to each respective lease. This is recorded in the FY2023 accounts. The Company maintains fee simple ownership of real property in central and southern Oregon, which are listed for sale.

Fourth Quarter

LAST EIGHT QUARTERS, except as noted	2 months	Quarters ending:			(000's unless noted)
	31-Mar-24	31-Jan-24	31-Oct-23	31-Jul-23	30-Apr-23	31-Jan-23	31-Oct-22	31-Jul-22
Inventory	2,866	2,709	2,839	3,038	3,514	4,174	5,549	5,415

Revenues	4,465	6,549	6,882	7,162	7,692	7,033	7,207	7,175
Income (loss) from operations	290	487	220	211	555	(639)	1,376	1,524

Adjusted EBITDA	633	1,055	943	972	1,561	937	1,906	2,211
Income (loss) from continuing operations	(51)	(2,082)	(357)	(397)	(387)	(1,405)	237	1,512
*per common share, basic & diluted	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.01)	0.00	0.01
Profit (loss) attributable to owners	(74)	(2,042)	(376)	(416)	(471)	(2,119)	249	1,857
*per common share basic & diluted	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.02)	0.00	0.02

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

We have continued to actively adjust our business mix as we scale back lower margin wholesale activities to better position the business for the Company's third dispensary in South Reno which opened for business on June 26, 2024.

Income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The fair value gain or loss on derivative liability has been a large non-cash item on the income statement. The measure of income from continuing operations before these two items, in the quarterly table above, is a useful measure.

Adjusted EBITDA has been steady in the last 4 quarters after falling in the quarters prior to that for the reasons discussed above. See Non-GAAP measures below.

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

Adjusted EBITDA
	2 months ended	Years ended January 31
	March 31, 2024	2024	2023
Net Income (loss)	$(74,404)	$(3,305,285)	$293,211

Interest expenses, net	-	35,210	456,691
Provision for income taxes	372,743	3,482,125	2,809,768
Depreciation and amortization	207,225	1,408,976	1,365,018
Depreciation and interest in cost of sales	135,395	812,368	812,367
EBITDA	640,959	2,433,394	5,737,055

Change in fair value of derivative liabilities	(22,189)	451,372	(742,483)
Share based compensation	-	22,128	209,441
Loss from discontinued operations	22,965	81,817	1,088,329
One-time special project costs	-	159,000	345,790
Production curtailment, inventory adjustments	-	656,000	759,000
Other gain/loss	(9,209)	726,789	49,722
Adjusted EBITDA	$632,526	$4,530,500	$7,446,854

Selected Annual Information

The following table summarizes selected information for the most recent three fiscal year ends.

Selected Balance Sheet (000's)
	31-Mar-24	31-Jan-24	31-Jan-23
Assets
Cash and other	5,272	4,534	4,426
Inventory	2,866	2,709	4,174
current	8,138	7,243	8,599

Property and equipment	3,391	3,433	4,685
Goodwill, Intangibles, Right of use	43,697	43,853	45,027
Total assets	55,226	54,529	58,311

Liabilities
Accounts payable	2,593	2,216	2,921
Promissory and CD Notes	1,156	1,156	3,183
Income taxes payable	10,230	9,720	7,737
Deferred tax , other	1,067	1,073	1,133
current	15,047	14,165	14,974

Lease liabilities	9,120	9,193	8,555
Prom notes payable	-	-	-
Derivative liability	85	108	240
other	-	16	228
Non-current financial liabilities	9,205	9,317	9,022

Equity	30,973	31,047	34,315
Total liabilities and equity	55,226	54,529	58,311

"Total Assets" decreased in the past two years due to changes in inventory, partial write-off of a property listed for sale in Oregon, amortization of long-term assets. Right of use increased due to renegotiation of the lease term on two of our leases.

"Current financial liabilities" as cash flow has fallen in the past two years with the slowdown in the Nevada markets, we slowed our 280E driven tax payments, with current taxes owing increasing to $10.2 million as at March 31, 2024, vs $9.7 million at January 31, 2023. Promissory notes payable has decreased with the repayment in full of the $30 million Note payable in June 2023.

"Non-current financial liabilities" have remained steady in the past two years.

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

The Company's consolidated financial statements for year ended March 31, 2024, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of March 31, 2024:

	Subsidiaries	Investments	Total
Current Assets	$7,838,866	$-	$7,838,866
Non-current Assets	47,087,514	-	47,087,514
Total Assets	$54,926,380	$-	$54,926,380
Current Liabilities	$14,684,947	$-	$14,684,947
Non-Current liabilities	9,120,396	-	9,120,396
Total Liabilities	$23,805,343	$-	$23,805,343

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of March 31, 2024:

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

iv. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of carrying value and fair value less costs of disposal. Determining the recoverable amount requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. Irrespective of indicators of impairment, management conducts an annual impairment test of goodwill by comparing its recoverable amount to its carrying amount. For the years ended March 31, 2024, and January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

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

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2024, and January 31, 2024.

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

Compensation for Year Ending March 31, 2024

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on March 31, 2024, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended March 31, 2024, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$165,481

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$ 38,461	Nil	Nil	Nil	N/A	N/A	-	$38,461
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$ 34,000(1)	Nil	7,378	Nil	N/A	N/A	-	$34,000
Aron Swan Chief Operating Officer	$ 67,308	Nil	Nil	Nil	N/A	N/A	-	$67,308
Todd Harrison Director	$ 10,000	Nil	Nil	Nil	N/A	N/A	-	$10,000
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil
Leonard (Will) Werden Director	Nil	Nil	Nil	Nil	N/A	N/A	-	Nil

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended March 31, 2024.

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

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Financial Year Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
March 31, 2024	1	nil	113	110	4	114
January 31, 2024	1	nil	113	110	4	114
January 31, 2023	1	nil	109	106	4	110

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

As of March 31, 2024, there were 1,100,000 options outstanding to purchase common shares of which 1,100,000 had vested. As of the date of this Annual Report there were 6,525,000 options outstanding to purchase common shares of which 2.908,152 had vested.

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

As of March 31, 2024, there were no RSUs outstanding to purchase common shares.

A copy of the RSU Plan is incorporated by reference into this Annual Report as Exhibit 4.2.

Warrants

As of March 31, 2024, there were 1,200,000 warrants outstanding to purchase common shares. As at the date of this Annual Report there were 4,000,000 warrants outstanding to purchase common shares.

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

B. Related Party Transactions

Promissory Note to Sonny Newman

During the year ended March 31, 2024, the Company made payments totaling $nil to Sonny Newman, the President and Chief Executive Officer of the Company in connection with the Newman Note. As at March 31, 2024, the outstanding balance of the Newman Note was $nil, and is $nil as of the date of this Annual Report. See Item 4.A. "Completed Acquisitions and Dispositions - Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA - Promissory Note to Sonny Newman."

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

On April 6, 2024, the Company filed a motion to recover costs and attorney fees and the other defendants who were no longer named in the case, in the amount of $107,622.50 in attorney's fees, and $1,252 in costs. Plaintiffs opposed the motion, and it is pending with a hearing scheduled for July 29, 2024. Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

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

The Company's consolidated financial statements for year ended March 31, 2024, have been prepared on a going concern basis which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at March 31, 2024 (the "Evaluation Date").

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

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2024	C$116,776	C$54,200	C$Nil	Nil
January 31, 2024	C$651,793	C$Nil	C$147,637	Nil

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

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.  Insider Trading Policies

Not Applicable.

Item 16K.  Cybersecurity

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a "cybersecurity threat" (as defined in Item 106(a) of Regulation S-K) or "cybersecurity incident" (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

Refer to the "Cybersecurity risk" section in "Item 3-D - Risk Factors" for the complete information regarding cybersecurity risks and, the potential likelihood of impacting the Company's technology systems.

In order to mitigate these risks to a degree, the Company has a full-time IT manager ("Manager") and also engages third-party service providers to monitor and update the Company's information systems1 .

______________________________
1 The Manager has 25 years' experience in company-wide email security, centrally managed security suites, and requisite experience drafting, updating and enforcing corporate IT policy including cyber and network security.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

  Hiring the Manager, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;
  Developing an internal IT Control Guide ("IT Guide") reviewed by the COO;
  Enhancing the scrutiny of the emails received via third-party security service provider to identify potential threats;
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

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the years ended March 31, 2024 and January 31, 2024 audited in accordance with U.S. GAAP.

Audited Financial Statements of the Company for the year ended January 31, 2024 and 2023, audited in accordance with U.S. GAAP.

Consolidated Financial Statements For the years ended March 31, 2024 (1) and January 31, 2024 (Expressed in U.S. Dollars)

__________________________________________________

(1) See note 2(d) regarding change in financial year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the “Company”) as of March 31, 2024 and January 31, 2024, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the two month fiscal year ended March 31, 2024 and year ended January 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and January 31, 2024, and the results of its operations and its cash flows for the two month fiscal year ended March 31, 2024 and year ended January 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

August 1, 2024

C21 INVESTMENTS INC. Consolidated Balance Sheets (Expressed in U.S. dollars)
	March 31, 2024	January 31, 2024
	$	$
ASSETS
Current assets
Cash	3,260,568	2,408,526
Receivables	254,391	203,021
Inventory	2,866,054	2,708,721
Prepaid expenses and deposits	592,613	751,139
Assets classified as held for sale	1,164,696	1,170,947
	8,138,322	7,242,354
Non-current assets
Property and equipment	3,390,933	3,433,094
Right-of-use assets	8,746,825	8,829,298
Intangible assets	6,286,590	6,482,865
Goodwill	28,541,323	28,541,323
Deferred tax asset	121,843	-
Total assets	55,225,836	54,528,934

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,593,195	2,215,956
Convertible promissory notes	1,156,259	1,156,259
Income taxes payable	10,230,423	9,719,872
Deferred revenue	287,560	301,562
Lease liabilities - current portion	387,400	374,548
Liabilities classified as held for sale	392,320	396,943
	15,047,157	14,165,140
Non-current liabilities
Lease liabilities	9,120,396	9,192,588
Derivative liability	84,871	108,233
Deferred tax liability	-	15,965
Total liabilities	24,252,424	23,481,926

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of March 31, 2024 and January 31, 2024, respectively	105,467,920	105,467,920
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,271,248)	(2,272,056)
Deficit	(72,851,401)	(72,776,997)
Total shareholders' equity	30,973,412	31,047,008
Total liabilities and shareholders' equity	55,225,836	54,528,934

Commitments and contingencies (Notes 17 and 20)

Subsequent events (Note 23)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.
4

C21 INVESTMENTS INC. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in U.S. dollars, except number of shares)
	Years ended
	March 31, 2024	January 31, 2024
	$	$

Revenue	4,464,950	28,285,200
Cost of sales	2,688,650	17,135,434
Gross profit	1,776,300	11,149,766

Selling, general and administrative expenses	1,486,394	9,677,738

Income from operations	289,906	1,472,028

Gain (loss) on change in fair value of derivative liability	22,189	(451,372)
Gain on termination of sales-type lease and disposal of licenses	-	503,544
Loss on disposal of assets	-	(11,655)
Impairment loss	-	(1,202,227)
Interest expense	-	(35,210)
Other expense	9,209	(16,451)
Net income from continuing operations before income tax expense	321,304	258,657
Income tax expense	(372,743)	(3,482,125)
Net loss from continuing operations after income tax expense	(51,439)	(3,223,468)

Net loss from discontinued operations after income tax expense	(22,965)	(81,817)

Net loss	(74,404)	(3,305,285)

Other comprehensive income:
Cumulative translation adjustment	808	15,089
Comprehensive loss	(73,596)	(3,290,196)

Basic and diluted loss per share from continuing operations	(0.00)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.00)	(0.03)
Weighted average number of common shares outstanding - basic and diluted	120,047,814	120,047,814

The accompanying notes are an integral part of these consolidated financial statements.
5

C21 INVESTMENTS INC. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in U.S. dollars, except number of shares)
	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and other comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and other comprehensive income for the year	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412

The accompanying notes are an integral part of these consolidated financial statements.
6

C21 INVESTMENTS INC. Consolidated Statements of Cash Flows (Expressed in U.S. dollars)

	Years ended
	March 31, 2024	January 31, 2024
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(51,439)	(3,223,468)
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of right-of-use assets	82,473	480,340
Deferred income tax recovery	(137,807)	249,071
Depreciation and amortization	207,225	1,408,976
Foreign exchange gain	-	(5,788)
(Gain) loss on change in fair value of derivative liability	(22,189)	451,372
Gain on termination of sales-type lease and disposal of licenses	-	(503,544)
Loss on disposal of assets	-	11,655
Impairment loss	-	1,202,227
Interest expense	-	35,210
Share-based compensation	-	22,128
Changes in operating assets and liabilities:
Receivables	(51,370)	209,289
Inventory	(74,639)	1,948,095
Prepaid expenses and deposits	158,526	130,489
Accounts payable and accrued liabilities	356,631	(1,034,911)
Income taxes payable	510,551	1,983,014
Deferred revenue	(14,002)	207,494
Lease liabilities	(59,340)	(310,394)
Cash provided by operating activities of continuing operations	904,620	3,261,255
Cash provided by operating activities of discontinued operations	6,861	68,599

INVESTING ACTIVITIES
Purchases of property and equipment	(51,483)	(521,579)
Proceeds from termination of sales-type lease and disposal of licenses	-	400,000
Cash used in investing activities of continuing operations	(51,483)	(121,579)
Cash provided by investing activities of discontinued operations	-	-

FINANCING ACTIVITIES
Settlement of earn out shares	-	(575,136)
Principal repayments on promissory note payable	-	(2,026,667)
Interest paid in cash	-	(51,562)
Cash used in financing activities of continuing operations	-	(2,653,365)
Cash used in financing activities of discontinued operations	(7,591)	(45,551)

Effect of foreign exchange on cash	(365)	7,395
Change in cash during the year	852,042	516,754
Cash beginning of year	2,408,526	1,891,772
Cash end of year	3,260,568	2,408,526

Supplemental disclosure of cash flow information:
Income tax paid in cash	-	1,250,150
Interest paid in cash	-	51,562
Additions in right-of-use assets and lease liabilities (Note 12)	-	924,105

The accompanying notes are an integral part of these consolidated financial statements.
7

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2024 and January 31, 2024 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated on January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

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

As at March 31, 2024, the Company had a working capital deficit of $6,908,835 (January 31, 2024 - $6,922,786) and an accumulated deficit of $72,851,401 (January 31, 2024 - $72,776,997). However, for the years ended March 31, 2024 and January 31, 2024, the Company generated positive operating cash flows from continuing operations.

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

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the years ended March 31, 2024 and January 31, 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

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

b) Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollar ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that U.S dollars is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at March 31, 2024 is as follows:

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

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have transition year of two months from February 1, 2024 to March 31, 2024. Accordingly, these consolidated financial statements presented the Company's financial condition and performance for the transition year ended March 31, 2024, with the comparable period being the twelve months ended January 31, 2024. The Company's first full financial year under the new schedule will cover the twelve months ended March 31, 2025.

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

For the years ended March 31, 2024 and January 31, 2024

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

As at March 31, 2024, the Company had FDIC coverage over $876,783 (January 31, 2024 - $965,157) of its cash balance.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

For the years ended March 31, 2024 and January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

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

k) Convertible instruments

The Company accounts for convertible debt as a single unit of account unless the conversion feature requires bifurcation and recognition as a derivative. Additionally, the Company uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and includes the effect of potential share settlement for instruments that may be settled in cash or shares.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

l) Leases

Upon commencement of a contract containing a lease, the Company classifies leases other than short-term leases as either an operating lease or a finance lease according to the criteria prescribed by ASU 2016-02, Leases ("ASC 842"). The lease classification is reassessed only when: (a) the contract is modified, and the modification is not accounted for as a separate contract, and (b) there is a change in the lease term or the assessment of whether the lessee is reasonably certain to exercise an option to purchase the underlying asset. The Company has elected not to recognize right-of-use assets and liabilities for short-term leases that have a term of 12 months or less.

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

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2024 and January 31, 2024.

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

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at March 31, 2024, the Company had a working capital deficiency of $6,908,835 (January 31, 2024 - $6,922,786). Working capital deficiency includes a convertible promissory note with a carrying amount of $1,156,259, which is currently in dispute with a vendor, and the outcome of this dispute is yet to be determined (Note 11(a) and Note 20). Additionally, as at March 31, 2024, the Company had an income tax payable of $10,230,423, which includes an estimated income tax of $3,482,125 for the year ended January 31, 2024 and $372,743 for the current period from its U.S. subsidiaries. To manage liquidity risk, the Company endeavors to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfill its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended March 31, 2024 and January 31, 2024 had minimal exposure to foreign currency risk.

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

4. Allocate the transaction price to the performance obligation(s) in the contract

5. Recognize revenue when or as the Company satisfies the performance obligation(s) in the contract

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended March 31, 2024, revenue from retail sales from continuing operations totaled $4,163,292 (year ended January 31, 2024 - $25,314,672) and revenue from wholesale from continuing operations totaled $301,658 (year ended January 31, 2024 - $2,970,528).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of income and comprehensive income and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of March 31, 2024 and January 31, 2024, the loyalty liability totaled $287,560 and $301,562, respectively, and is included in deferred revenue on the consolidated balance sheets.

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

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794 for the year ended January 31, 2024.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

4. DISCONTINUED OPERATIONS (continued)

During April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

Property and equipment contain a building and fixtures that were previously used for cannabis operations. Long-term debt balance as at March 31, 2024 and January 31, 2024 comprises building mortgage associated with the building that is held for sale. The building mortgage was entered into on February 1, 2015 and matures on January 1, 2025. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. During the year ended March 31, 2024, other expenses included interest expense incurred on long-term debt of $2,968 (year ended January 31, 2024 - $18,526). During the year ended March 31, 2024, an amount of $7,591 was repaid in connection with the long-term debt (year ended January 31, 2024 - $45,551).

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2024	January 31, 2024
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	25,179	31,430
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,164,696	1,170,947

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	392,320	396,943
Total liabilities classified as held for sale	392,320	396,943

A summary of the Company's net loss from discontinued operations is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Revenue	-	-
Cost of sales	-	-
Gross loss	-	-

Expenses
Selling, general and administrative expenses	19,997	116,728
Loss on lease termination	-	13,419
Other expenses	2,968	18,526
Net loss from discontinued operations before income tax expense	(22,965)	(148,673)
Income tax recovery	-	66,856
Net loss from discontinued operations after income tax expense	(22,965)	(81,817)

A summary of the Company's cash flows from discontinued is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Net cash provided by operating activities of discontinued operations	6,861	68,599
Net cash used in financing activities of discontinued operations	(7,591)	(45,551)

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

5. RECEIVABLES

A summary of the Company's receivables is as follows:

	March 31, 2024	January 31, 2024
	$	$
Taxes receivable	16,368	13,829
Trade receivables	238,023	189,192
	254,391	203,021

There was no provision for expected credit losses on trade receivables as at March 31, 2024 and January 31, 2024.

6. INVENTORY

A summary of the Company's inventory is as follows:

	March 31, 2024	January 31, 2024
	$	$
Finished goods	1,549,425	1,421,541
Work in process	1,136,096	1,139,116
Raw materials	180,533	148,064
	2,866,054	2,708,721

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	March 31, 2024	January 31, 2024
	$	$
Land	500,000	500,000
Leasehold improvements	2,057,964	2,027,182
Furniture and fixtures	361,580	361,580
Computer equipment	6,659	6,659
Machinery and equipment	2,419,927	2,399,226
	5,346,130	5,294,647
Less: accumulated depreciation	(1,955,197)	(1,861,553)
	3,390,933	3,433,094

Total depreciation expense for the year ended March 31, 2024 was $93,644 (year ended January 31, 2024 - $559,712). During the year ended March 31, 2024, $81,301 (year ended January 31, 2024 - $474,172) of the total depreciation expense was allocated to inventory. During the year ended March 31, 2024, the Company recorded impairment of property and equipment of $nil (year ended January 31, 2024 - $1,202,227).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

8. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	March 31, 2024	January 31, 2024
	$	$
Licenses	12,010,274	12,010,274
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	14,195,521	14,195,521
Less: accumulated amortization	(7,908,931)	(7,712,656)
	6,286,590	6,482,865

During the year ended January 31, 2024, the Company disposed of licenses in Oregon with total cost of $156,750 and accumulated amortization of $85,294 (Note 4).

During the year ended March 31, 2024, the Company recognized amortization expense on intangible assets of $196,275 (year ended January 31, 2024 - $1,332,507). Of the total amortization expense, $1,393 (year ended January 31, 2024 - $9,071) was allocated to inventory.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

$
March 31, 2025	1,323,108
March 31, 2026	1,323,108
March 31, 2027	1,323,108
March 31, 2028	1,323,108
March 30, 2029	994,158
6,286,590

b) Goodwill

As at March 31, 2024 and January 31, 2024, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the years ended March 31, 2024 and January 31, 2024.

9. SECURITY DEPOSIT

Security deposit consisted of a deposit with the Alberta Energy Regulator ("AER") under the AER's Liability Management programs to cover potential liabilities relating to its wells. On January 19, 2024, the AER claimed $50,285 (C$67,367) to pay costs to the Orphan Well Association. The Company confirmed that the Orphan Well Association has completed its reclamation work and that the site has been fully remediated with no further work required. As a result, the associated reclamation obligation with a balance of $52,474 (C$70,300) was extinguished and a gain of $2,189 (C$2,933) was recorded in other income for the year ended January 31, 2024. As at March 31, 2024 and January 31, 2024, the security deposit and the reclamation obligation had a balance of $nil.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	March 31, 2024	January 31, 2024
	$	$
Accounts payable	1,456,637	1,188,133
Accrued liabilities	524,058	415,323
EFF settlement accrual (Note 20)	612,500	612,500
	2,593,195	2,215,956

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

b) Promissory note payable

A summary of the Company's promissory note payable denominated in US$ is as follows:

$
Balance, January 31, 2023	2,026,667
Repayments	(2,026,667)
Balance, March 31, 2024 and January 31, 2024	-

The promissory note payable was issued to the Company's CEO, Sonny Newman in connection with the acquisition of Silver State Cultivation LLC and Silver State Relief LLC in January 2019. During the year ended January 31, 2024 the promissory note was fully repaid. Interest expense on the promissory note payable during the years ended March 31, 2024 and January 31, 2024 was $nil and $35,210, respectively. Interest paid during the years ended March 31, 2024 and January 31, 2024 was $nil and $51,562, respectively.

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842. A summary of the Company's active leases under contract as at March 31, 2024 is as follows:

Entity Name/Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land/ Building	12.68	Operating lease
Silver State Relief LLC (Sparks)	Land/ Building	12.68	Operating lease
Silver State Relief LLC (Fernley)	Land/ Building	8.68	Operating lease

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

12. LEASE LIABILITIES (continued)

On February 1, 2023, the Company entered into an amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. The carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease during the year ended January 31, 2024.

For the year ended March 31, 2024, the Company incurred operating lease costs in continuing operations of $241,678 (year ended January 31, 2024 - $1,446,208). Of this amount, $135,395 (year ended January 31, 2024 - $812,368) was allocated to inventory.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	March 31, 2024	January 31, 2024
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.61	10.77

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at March 31, 2024 is as follows:

Year ending March 31,	$
2025	1,321,107
2026	1,360,740
2027	1,401,562
2028	1,443,609
2029	1,486,918
Thereafter	8,985,939
Total undiscounted lease liabilities	15,999,875
Effects of discounting	(6,492,080)
Total present value of minimum lease payments	9,507,796
Current portion of lease liability	387,400
Lease liabilities	9,120,396

As at March 31, 2024, the Company has total undiscounted lease liabilities of $15,999,875 (January 31, 2024 - $16,218,421) pertaining to lease liabilities.

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2023	239,700
Loss on change in fair value of derivative liability	451,372
Settlement	(575,136)
Effect of foreign exchange	(7,703)
Balance, January 31, 2024	108,233
Gain on change in fair value of derivative liability	(22,189)
Effect of foreign exchange	(1,173)
Balance, March 31, 2024	84,871

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY (continued)

During the year ended January 31, 2024, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at March 31, 2024 and January 31, 2024, the total number of remaining earn out shares is 1,207,200.

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	22,128
Balance, March 31, 2024 and January 31, 2024	120,047,814	105,467,920

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at March 31, 2024 and January 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares.

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2023	3,240,000	1.18	1.10
Expired	(2,040,000)	1.00	-
Balance, January 31, 2024	1,200,000	1.50	0.31
Balance, March 31, 2024	1,200,000	1.50	0.15

A summary of the Company's outstanding and exercisable warrants as at March 31, 2024, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
May 24, 2024	1.50	1,200,000
		1,200,000

As at March 31, 2024 and January 31, 2024, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

Subsequent to March 31, 2024, there were 1,200,000 warrants, with exercise price of C$1.50, expired.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70	2.03
Expired/forfeited	(1,405,000)	1.25	-
Balance, January 31, 2023	4,810,000	0.75	0.86
Expired/forfeited	(3,710,000)	0.73	-
Balance, January 31, 2024	1,100,000	0.84	0.88
Balance, March 31, 2024	1,100,000	0.84	0.71

A summary of the Company's stock options outstanding and exercisable as at March 31, 2024, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	600,000
	0.84	1,100,000	1,100,000

As at March 31, 2024 and January 31, 2024, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the years ended March 31, 2024 and January 31, 2024, the Company recorded share-based compensation expense on vesting of stock options of $nil and $22,128, respectively.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the years ended March 31, 2024 and January 31, 2024 is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Accounting and legal	110,240	892,733
Depreciation and amortization	207,225	1,408,976
License fees, taxes, and insurance	241,436	1,603,921
Office facilities and administrative	79,579	384,583
Operating lease costs	106,283	633,840
Other expenses	45,664	907,918
Professional fees and consulting	65,173	522,900
Salaries and wages	594,570	3,156,441
Sales, marketing, and promotion	21,581	75,561
Share-based compensation	-	22,128
Shareholder communications	2,465	16,523
Travel and entertainment	12,178	52,214
	1,486,394	9,677,738

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

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

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	4,464,950	-	4,464,950
Gross profit	1,776,300	-	1,776,300
Operating income (expenses):
General and administration	(745,101)	(406,204)	(1,151,305)
Sales, marketing, and promotion	(21,581)	-	(21,581)
Operating lease cost	(106,283)	-	(106,283)
Depreciation and amortization	(191,873)	(15,352)	(207,225)
Interest expense and others	9,207	22,191	31,398
Net income (loss) from continuing operations before income tax expense	720,669	(399,365)	321,304

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,285,200	-	28,285,200
Gross profit	11,149,766	-	11,149,766
Operating income (expenses):
General and administration	(4,773,840)	(2,763,393)	(7,537,233)
Sales, marketing, and promotion	(75,561)	-	(75,561)
Operating lease cost	(633,840)	-	(633,840)
Depreciation and amortization	(1,316,170)	(92,806)	(1,408,976)
Share-based compensation	-	(22,128)	(22,128)
Impairment loss	(1,202,227)	-	(1,202,227)
Gain on termination of sales-type lease and disposal of licenses	-	503,544	503,544
Interest expense and others	(29,387)	(485,301)	(514,688)
Net income (loss) from continuing operations before income tax expense	3,118,741	(2,860,084)	258,657

Segmented information pertaining to discontinued operations is contained within Note 4.

Entity-wide disclosures

All revenue for the years ended March 31, 2024 and January 31, 2024 was earned in the United States.

For the years ended March 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's net revenue. As at March 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's receivables.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	March 31, 2024	January 31, 2024
	$	$
Nevada	11,637,758	11,762,392
Discontinued operations (Oregon)	500,000	500,000
	12,137,758	12,262,392

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2024 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2025	498,281	635,683	1,133,964
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,899	4,473,246	8,035,145
	5,954,549	7,536,252	13,490,801

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	March 31, 2024	January 31, 2024
	$	$
Lease liabilities due to a company controlled by the CEO	4,917,482	4,961,727
Due to the CFO	770	561
	4,918,252	4,962,288

As at March 31, 2024 and January 31, 2024, Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Consulting fees paid to a director	30,000	65,000
Amounts paid to CEO or companies controlled by CEO for leases	126,756	1,001,214
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	2,078,229
Amounts paid to CEO or companies controlled by CEO for remuneration	38,462	200,000
Salary paid to directors and officers	92,420	438,162
Share-based compensation	-	22,128
	287,638	3,804,733

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS (continued)

On June 5, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, the company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the years ended March 31, 2024 and January 31, 2024 is as follows:

	Years ended
	March 31, 2024	January 31, 2024
Net loss from continuing operations after income taxes	$(51,439)	$(3,223,468)
Net loss from discontinued operations after income taxes	$(22,965)	$(81,817)
Net loss	$(74,404)	$(3,305,285)

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	122,880,907

Basic loss per share, continuing operations	(0.00)	(0.03)
Diluted loss per share, continuing operations	(0.00)	(0.03)

Basic loss per share, discontinued operations	(0.00)	(0.00)
Diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic loss per share	(0.00)	(0.03)
Diluted loss per share	(0.00)	(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended March 31, 2024 and January 31, 2024, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the years ended March 31, 2024 and January 31, 2024, the number of stock options excluded from the computation was 1,100,000 and 899,999 respectively. In addition, for the years ended March 31, 2024 and January 31, 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

20. CONTINGENCIES

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

For the years ended March 31, 2024 and January 31, 2024

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

A summary of the Company's components of the income tax provision is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Current
Canadian	-	-
US Federal and State	510,550	3,233,053
Total current income tax expense	510,550	3,233,053

Deferred
Canadian	-	-
US Federal and State	(137,807)	249,072
Total deferred income tax expense (recovery)	(137,807)	249,072

Total income tax expense	372,743	3,482,125

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Canadian	(197,486)	(2,141,166)
United States	518,790	2,399,823
Income before income taxes	321,304	258,657

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

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate is as follows:

	Years ended
	March 31, 2024	January 31, 2024
	$	$
Income (loss) for the year	321,304	258,657
Statutory rate	27%	27%

Income tax expense at statutory rate	57,498	(74,152)
IRC section 280E disallowance	265,584	1,954,392
Foreign tax rate differential	5,526	16,068
Change in foreign exchange rates and other	55,019	21,188
Uncertain tax position, inclusive of interest and penalties	48,080	(354,637)
Change in valuation allowance	(671)	(50,016)
Payable adjustment to provision versus statutory tax returns	78,204	1,153,756
Deferred adjustment to provision versus statutory tax returns	(136,497)	824,220
Other	-	(8,694)
	372,743	3,482,125

A summary of the Company's deferred tax assets and liabilities significant components is as follows:

	March 31, 2024	January 31, 2024
	$	$
Deferred tax assets
Share issuance costs and financing fees	268	1,610
Allowable capital losses	131,019	132,394
Non-capital losses	5,180,776	5,170,743
Intangible assets	80,636	82,004
Goodwill	-	6,606
Lease liabilities	1,032,671	1,048,101
Derivative liability	22,915	29,223
Property and equipment	4,013	3,686
Other	14,008	14,187
Total deferred tax assets	6,466,306	6,488,554
Valuation allowance	(5,260,681)	(5,261,352)
Total net deferred tax assets	1,205,625	1,227,202

Deferred tax liabilities
Right-of-use assets	(942,784)	(959,509)
IRC 481(a) adjustments	(140,998)	(283,658)
Total deferred tax liabilities	(1,083,782)	(1,243,167)
Net deferred tax asset (liability)	121,843	(15,965)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of March 31, 2024.

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the Canadian loss carryforwards that may expire prior to their utilization has been recorded as at March 31, 2024.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

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

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended March 31, 2024, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the year ended March 31, 2024 was a decrease of $671.

The Company had net operating loss (NOL) carryforwards for Canada, U.S. federal and state income tax purposes of approximately $18,577,641, $0 and $2,168,593, respectively, as of March 31, 2024. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2034.

As of March 31, 2024, the Company had Canadian capital losses of approximately $485,246 with no expiry date. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position comprises of certain deductions for lease obligations, depreciation and amortization taken in prior years in excess of the accounting expenses in respect of assets used in production as well as deductions for inventory impairment that were not previously taken.

As of March 31, 2024, the total amount of gross unrecognized tax benefits was $46,883, which includes interest and penalties. As of March 31, 2024, $46,883 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $47,015 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the years ended March 31, 2024, the Company recorded interest of $3,763 and penalties of $nil on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2021 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2021 and forward are subject to examination for state purposes. The tax return for the 2020 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax benefits, excluding interest and penalties is as follows:

	March 31, 2024	January 31, 2024
	$	$
Beginning balance	(91,186)	789,112
Increase due to tax positions taken during current year	-	5,059
Decrease in balance as a result of lapse of the applicable statute of limitations	-	(171,314)
Decrease in balance due to tax positions taken during prior years	(3,697)	(714,043)
Ending balance	(94,883)	(91,186)

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

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at March 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	84,871	84,871

Fair value measurements at January 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	108,233	108,233
The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2024 and January 31, 2024

(Expressed in U.S. dollars, except as noted)

23. SUBSEQUENT EVENTS

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

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3	Consulting Services Agreement Second Amendment dated September 1, 2023, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
4.5	Earn-Out Share Settlement Agreement, dated February 1, 2023, between the Company and Swell vendor, Alleh Lindquist (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 20, 2023)
4.6	Asset Purchase Agreement, dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc. (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
8.1	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended March 31, 2024
15.2	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: August 2, 2024

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

July 19, 2024

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

