Form 20-F/A
period 2024-03-31
C21 Investments Inc.
filed 2024-08-16
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 31, 2024 to March 31, 2024
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the transition report: As at March 31, 2024, 120,047,814 common shares of the Registrant were issued and outstanding.

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
Yes ☐ No ☒

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our report on Form 20-F (the “Original Report”), which was originally filed with the U.S. Securities and Exchange Commission on August 8, 2024. The purpose of this Form 20-F/A is to amend the cover page to correct an inadvertent administrative error and indicate that the Company is filing a transition report for the transition period of January 31, 2024 to March 31, 2024 (the “Transition Report”) in lieu of an annual report, and to also modify the existing disclosure in the Original Report to better reflect the transition period.

In May 2024, we announced a change of our fiscal year end from January 31 to March 31 to provide the Company with more capacity to complete annual financial statements in a timely and cost-efficient manner. As a result, we are required to file this Transition Report. After filing this Transition Report, our next fiscal year end will be the fiscal year ending March 31, 2025. We note that this Transition Report is filed pursuant to Rule 13a-10(g)(4) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

INTRODUCTION

In this Transition Report, except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "C21" refers to C21 Investments Inc. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act of and Rule 405 under the United States Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Transition Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3550.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transition Report includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States ("U.S.") securities laws (collectively, "forward-looking statements"). All forward-looking statements, other than statements of historical facts, included in this Transition Report that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking statements. Forward-looking statements includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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

The forward-looking statements or information contained in this Transition Report are made as of the date of this filing.

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

Accordingly, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company's U.S. business on a cash-only basis. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the United States House of Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, the Company's inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently. The prospects of the SAFE Banking Act, or some permutation thereof, becoming law is uncertain as of the date of this Transition Report.

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

The Company's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this Transition Report. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Effective November 19, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining balance of $15,200,000. The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month; all other terms of the Newman Note remained the same. As at January 31, 2023, the outstanding balance of the Newman Note was $2,026,667, and is $nil as of the date of this Transition Report.

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

As of the date of this Transition Report the outstanding balance of Swell Earn-Out Shares is 1,207,200 common shares.

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

Silver State had total retail sales of $4.2 million during the two month period ended March 31, 2024 as compared to $25.3 million in the prior year.

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

Financial statements included in this Transition Report for the two months ended March 31, 2024, and fiscal years ended March 31, 2024, January 31, 2024, and January 31, 2023 were prepared in conformity with U.S. GAAP.

Financial Information for March 31, 2024, January 31, 2024 and January 31, 2023 in accordance with U.S. GAAP

The following table presents selected financial information for the two months ended March 31, 2024 and years ended January 31, 2024, and 2023.

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

The Company has changed its year end to March 31st and as such this financial reporting is for the two-month period ended March 31, 2024. The next quarterly filing will be for the 3 months ended June 30, 2024 and the next fiscal year end will be March 31,2025.

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

Selected Financial Information

The following table summarizes selected information for the two months ended March 31, 2024 and fiscal years ended January 31, 2024 and January 31, 2023.

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

"Total Assets" decreased since January 31, 2023 due to changes in inventory, partial write-off of a property listed for sale in Oregon, amortization of long-term assets. Right of use increased due to renegotiation of the lease term on two of our leases.

"Current financial liabilities" as cash flow has fallen in the past two years with the slowdown in the Nevada markets, we slowed our 280E driven tax payments, with current taxes owing increasing to $10.2 million as at March 31, 2024, vs $9.7 million at January 31, 2023. Promissory notes payable has decreased with the repayment in full of the $30 million Note payable in June 2023.

"Non-current financial liabilities" have remained steady since January 31, 2023.

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

The Company's consolidated financial statements for two months ended March 31, 2024, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

iv. Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. The recoverable amount is the greater of carrying value and fair value less costs of disposal. Determining the recoverable amount requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. Irrespective of indicators of impairment, management conducts an annual impairment test of goodwill by comparing its recoverable amount to its carrying amount. For the two months ended March 31, 2024, and year ended January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

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

There have been no transfers between fair value hierarchy levels during the two months ended March 31, 2024, and year ended January 31, 2024.

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

Compensation for Two Months Ending March 31, 2024

The following table sets forth all long-term compensation for services in all capacities to the Company for the two month period ending on March 31, 2024, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the two month ended March 31, 2024, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$165,481

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial two months ended March 31, 2024.

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

The Company's Audit Committee has a charter. The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing (1) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, (2) the Company's systems of internal controls regarding finance and accounting, and (3) the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. As at the date of this Transition Report, the following Board members sit on the Audit Committee, all of which are financially literate: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Bruce Macdonald is the Chair of the Audit Committee.

The Corporate Governance and Compensation Committee exercises the powers and carries out the obligations provided for in its mandate and in accordance with applicable regulatory standards and requirements and has the responsibility for determining director and senior management compensation. As at the date of this Transition Report, the following Board members sit on the Corporate Governance and Compensation Committee: Leonard (Will) Werden, D. Bruce Macdonald and Todd Harrison. D. Bruce Macdonald is the Chair of the Corporate Governance and Compensation Committee.

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

D. Employees

The following outlines the number of employees of the Company at the relevant period end dates, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C., Oregon or Nevada):

Perod Ended	Vancouver Employees	Oregon Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
March 31, 2024	1	nil	113	110	4	114
January 31, 2024	1	nil	113	110	4	114
January 31, 2023	1	nil	109	106	4	110

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of the date of this Transition Report, there are 120,047,814 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this Transition Report:

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

As of March 31, 2024, there were 1,100,000 options outstanding to purchase common shares of which 1,100,000 had vested. As of the date of this Transition Report there were 6,525,000 options outstanding to purchase common shares of which 2.908,152 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Transition Report:

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

A copy of the Option Plan is incorporated by reference into this Transition Report as Exhibit 4.1.

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

A copy of the RSU Plan is incorporated by reference into this Transition Report as Exhibit 4.2.

Warrants

As of March 31, 2024, there were 1,200,000 warrants outstanding to purchase common shares. As at the date of this Transition Report there were 4,000,000 warrants outstanding to purchase common shares.

The following table sets forth the warrants, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Transition Report:

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

B. Related Party Transactions

Promissory Note to Sonny Newman

During the two months ended March 31, 2024, the Company made payments totaling $nil to Sonny Newman, the President and Chief Executive Officer of the Company in connection with the Newman Note. As at March 31, 2024, the outstanding balance of the Newman Note was $nil, and is $nil as of the date of this Transition Report. See Item 4.A. "Completed Acquisitions and Dispositions - Silver State Cultivation LLC and Silver State Relief LLC - Nevada, USA - Promissory Note to Sonny Newman."

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

Consulting Agreement with CB1

On September 1, 2019, the Company entered into a Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1, a Delaware limited liability company. The Company engaged CB1 for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1; (b) an option award of 500,000 shares of common stock of the Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 equal to one percent of the total amount of any such loan or investment. Effective February 1, 2022, the monthly consulting fee was changed to $10,000 and the agreement terminates on March 31, 2023. Effective April 1, 2023, the monthly consulting fee was changed to $7,500 and effective October 1, 2023, the monthly consulting fee changed to $5,000. The agreement terminates on September 30, 2024. Mr. Harrison is a principal of CB1. On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors. The Consulting Services Agreement remains in effect as of the date of this Transition Report.

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

B. Significant Changes

The Company has not experienced any significant changes since the date of the financial statements included with this Transition Report, except as disclosed in this Transition Report.

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

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Articles

The Company is a British Columbia corporation existing under the BCBCA under incorporation number BC0320204. A copy of the Company's Articles is incorporated by reference into this Transition Report as Exhibit 1.1.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Transition Report, the only contracts entered into by the Company during the two years immediately preceding the date of this Transition Report which are material are the following:

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov ("EDGAR")

The documents concerning the Company referred to in this Transition Report may be inspected at the Company's registered and records office, located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4.

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Exchange Act. As a result, the Company must file periodic reports and other information with the Canadian securities regulatory authorities and the SEC.

A copy of this Transition Report and certain other documents referred to in this Transition Report and other documents filed by the Company may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from EDGAR.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at the date of this Transition Report:

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

The Company's consolidated financial statements for two months ended March 31, 2024, have been prepared on a going concern basis which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at the date of this Transition Report, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

Commodity Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

The Company is not a party to any foreign currency hedge contracts as at the date of this Transition Report.

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

(c) Attestation Report of Registered Public Accounting Firm

This Transition Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act ("JOBS Act"), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting.

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

As at the date of this Transition Report, the Company has not made any modification, material departure, waiver or implicit waiver of the Company's Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

Davidson & Company LLP ("Davidson") has been the external auditor of the Company since January 19, 2024. The predecessor external auditor of the Company prior to the appointment of Davidson was Marcum, LLP ("Marcum"). The aggregate fees billed by the Company's external auditors, Davidson and Marcum, in the two months ended March 31, 2024 and year ended January 31, 2024 for services in each of the categories indicated are as follows:

Period End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2024	C$116,776	C$54,200	C$Nil	Nil
January 31, 2024	C$651,793	C$Nil	C$147,637	Nil

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

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.  Insider Trading Policies

Not Applicable.

Item 16K.  Cybersecurity

Risk Management and Strategy

As of the date of the filing of this Transition Report, the Company has information systems in place and has not suffered a "cybersecurity threat" (as defined in Item 106(a) of Regulation S-K) or "cybersecurity incident" (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

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

At the time of filing this Transition Report the Company does not have a subcommittee dedicated to cybersecurity but will consider increased oversight from the Board as the Company's situation evolves responsible for the oversight of risks from cybersecurity threats.

PART III.

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Transition Report:

Audited Financial Statements of the Company for the two months ended March 31, 2024 and year ended January 31, 2024 audited in accordance with U.S. GAAP.

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

PCAOB #ID: 731

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

Item 19. Exhibits

Exhibit Number	Name
1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3	Consulting Services Agreement Second Amendment dated September 1, 2023, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
4.5	Earn-Out Share Settlement Agreement, dated February 1, 2023, between the Company and Swell vendor, Alleh Lindquist (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 20, 2023)
4.6	Asset Purchase Agreement, dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc. (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
8.1	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Two Months Ended March 31, 2024
15.2	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Transition Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: August 16, 2024