Form 20-F/A
period 2024-03-31
C21 Investments Inc.
filed 2025-03-07
CIK 831609

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
Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our transition report on Form 20-F/A (Amendment No. 1) (the “Original Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 16, 2024. The purpose of this Form 20-F/A is to amend the audited financial statements for the transition period from January 31, 2024 to March 31, 2024, to explicitly identify columnar headings and footnote disclosures applicable to the transition period as representing the Two Months Ended March 31, 2024.

This Form 20-F/A includes new certifications by our Principal Executive Officer and Principal Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

Other than as expressly set forth herein, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Original Report or reflect any events that have occurred after the original filing was made. Information not affected by this Form 20-F/A remains unchanged and reflects the disclosures made at the time as of which the original filing was made. This Amendment should be read together with the Original Report and the Company's other filings with the SEC.

Consolidated Financial Statements For the two months ended March 31, 2024 (1) and the year ended January 31, 2024 (Expressed in U.S. Dollars)

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

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

August 1, 2024

PCAOB #ID: 731

C21 INVESTMENTS INC. Consolidated Balance Sheets (Expressed in U.S. dollars)
	March 31, 2024	January 31, 2024
	$	$
ASSETS
Current assets
Cash	3,260,568	2,408,526
Receivables	254,391	203,021
Inventory	2,866,054	2,708,721
Prepaid expenses and deposits	592,613	751,139
Assets classified as held for sale	1,164,696	1,170,947
	8,138,322	7,242,354
Non-current assets
Property and equipment	3,390,933	3,433,094
Right-of-use assets	8,746,825	8,829,298
Intangible assets	6,286,590	6,482,865
Goodwill	28,541,323	28,541,323
Deferred tax asset	121,843	-
Total assets	55,225,836	54,528,934

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,593,195	2,215,956
Convertible promissory notes	1,156,259	1,156,259
Income taxes payable	10,230,423	9,719,872
Deferred revenue	287,560	301,562
Lease liabilities - current portion	387,400	374,548
Liabilities classified as held for sale	392,320	396,943
	15,047,157	14,165,140
Non-current liabilities
Lease liabilities	9,120,396	9,192,588
Derivative liability	84,871	108,233
Deferred tax liability	-	15,965
Total liabilities	24,252,424	23,481,926

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of March 31, 2024 and January 31, 2024, respectively	105,467,920	105,467,920
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,271,248)	(2,272,056)
Deficit	(72,851,401)	(72,776,997)
Total shareholders' equity	30,973,412	31,047,008
Total liabilities and shareholders' equity	55,225,836	54,528,934

Commitments and contingencies (Notes 17 and 20)

Subsequent events (Note 23)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.
4

C21 INVESTMENTS INC. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in U.S. dollars, except number of shares)
	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$

Revenue	4,464,950	28,285,200
Cost of sales	2,688,650	17,135,434
Gross profit	1,776,300	11,149,766

Selling, general and administrative expenses	1,486,394	9,677,738

Income from operations	289,906	1,472,028

Gain (loss) on change in fair value of derivative liability	22,189	(451,372)
Gain on termination of sales-type lease and disposal of licenses	-	503,544
Loss on disposal of assets	-	(11,655)
Impairment loss	-	(1,202,227)
Interest expense	-	(35,210)
Other expense	9,209	(16,451)
Net income from continuing operations before income tax expense	321,304	258,657
Income tax expense	(372,743)	(3,482,125)
Net loss from continuing operations after income tax expense	(51,439)	(3,223,468)

Net loss from discontinued operations after income tax expense	(22,965)	(81,817)

Net loss	(74,404)	(3,305,285)

Other comprehensive income:
Cumulative translation adjustment	808	15,089
Comprehensive loss	(73,596)	(3,290,196)

Basic and diluted loss per share from continuing operations	(0.00)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.00)	(0.03)
Weighted average number of common shares outstanding - basic and diluted	120,047,814	120,047,814

The accompanying notes are an integral part of these consolidated financial statements.
5

C21 INVESTMENTS INC. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in U.S. dollars, except number of shares)
	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and other comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and other comprehensive income for the year	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412

The accompanying notes are an integral part of these consolidated financial statements.
6

C21 INVESTMENTS INC. Consolidated Statements of Cash Flows (Expressed in U.S. dollars)

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(51,439)	(3,223,468)
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Amortization of right-of-use assets	82,473	480,340
Deferred income tax recovery	(137,807)	249,071
Depreciation and amortization	207,225	1,408,976
Foreign exchange gain	-	(5,788)
(Gain) loss on change in fair value of derivative liability	(22,189)	451,372
Gain on termination of sales-type lease and disposal of licenses	-	(503,544)
Loss on disposal of assets	-	11,655
Impairment loss	-	1,202,227
Interest expense	-	35,210
Share-based compensation	-	22,128
Changes in operating assets and liabilities:
Receivables	(51,370)	209,289
Inventory	(74,639)	1,948,095
Prepaid expenses and deposits	158,526	130,489
Accounts payable and accrued liabilities	356,631	(1,034,911)
Income taxes payable	510,551	1,983,014
Deferred revenue	(14,002)	207,494
Lease liabilities	(59,340)	(310,394)
Cash provided by operating activities of continuing operations	904,620	3,261,255
Cash provided by operating activities of discontinued operations	6,861	68,599

INVESTING ACTIVITIES
Purchases of property and equipment	(51,483)	(521,579)
Proceeds from termination of sales-type lease and disposal of licenses	-	400,000
Cash used in investing activities of continuing operations	(51,483)	(121,579)
Cash provided by investing activities of discontinued operations	-	-

FINANCING ACTIVITIES
Settlement of earn out shares	-	(575,136)
Principal repayments on promissory note payable	-	(2,026,667)
Interest paid in cash	-	(51,562)
Cash used in financing activities of continuing operations	-	(2,653,365)
Cash used in financing activities of discontinued operations	(7,591)	(45,551)

Effect of foreign exchange on cash	(365)	7,395
Change in cash during the year	852,042	516,754
Cash beginning of year	2,408,526	1,891,772
Cash end of year	3,260,568	2,408,526

Supplemental disclosure of cash flow information:
Income tax paid in cash	-	1,250,150
Interest paid in cash	-	51,562
Additions in right-of-use assets and lease liabilities (Note 12)	-	924,105

The accompanying notes are an integral part of these consolidated financial statements.
7

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the two months ended March 31, 2024 and the year January 31, 2024

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

As at March 31, 2024, the Company had a working capital deficit of $6,908,835 (January 31, 2024 - $6,922,786) and an accumulated deficit of $72,851,401 (January 31, 2024 - $72,776,997). However, for the two months ended March 31, 2024 and the year ended January 31, 2024, the Company generated positive operating cash flows from continuing operations.

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

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the two months ended March 31, 2024 and the year ended January 31, 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

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

For the two months ended March 31, 2024 and the year

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

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have transition year of two months from February 1, 2024 to March 31, 2024. Accordingly, these consolidated financial statements presented the Company's financial condition and performance for the transition two months ended March 31, 2024, with the comparable period being the twelve months ended January 31, 2024. The Company's first full financial year under the new schedule will cover the twelve months ended March 31, 2025.

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

For the two months ended March 31, 2024 and the year

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

For the two months ended March 31, 2024 and the year

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

For the two months ended March 31, 2024 and the year ended January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

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

For the two months ended March 31, 2024 and the year

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

There have been no transfers between fair value hierarchy levels during the two months ended March 31, 2024 and the year ended January 31, 2024.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

ended January 31, 2024

3. ACCOUNTING POLICIES (continued)

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the two months ended March 31, 2024 and the year ended January 31, 2024 had minimal exposure to foreign currency risk.

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

For the two months ended March 31, 2024 and the year

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

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the two months ended March 31, 2024, revenue from retail sales from continuing operations totaled $4,163,292 (year ended January 31, 2024 - $25,314,672) and revenue from wholesale from continuing operations totaled $301,658 (year ended January 31, 2024 - $2,970,528).

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

For the two months ended March 31, 2024 and the year

ended January 31, 2024

4. DISCONTINUED OPERATIONS (continued)

During April 2023, the Company had terminated all operating lease agreements in Oregon and paid a settlement payment of $151,350. As a result, security deposits with a carrying amount of $43,796 were written off and the Company recognized a loss on lease termination of $13,419.

Property and equipment contain a building and fixtures that were previously used for cannabis operations. Long-term debt balance as at March 31, 2024 and January 31, 2024 comprises building mortgage associated with the building that is held for sale. The building mortgage was entered into on February 1, 2015 and matures on January 1, 2025. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. During the two months ended March 31, 2024, other expenses included interest expense incurred on long-term debt of $2,968 (year ended January 31, 2024 - $18,526). During the two months ended March 31, 2024, an amount of $7,591 was repaid in connection with the long-term debt (year ended January 31, 2024 - $45,551).

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2024	January 31, 2024
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	25,179	31,430
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,164,696	1,170,947

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	392,320	396,943
Total liabilities classified as held for sale	392,320	396,943

A summary of the Company's net loss from discontinued operations is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Revenue	-	-
Cost of sales	-	-
Gross loss	-	-

Expenses
Selling, general and administrative expenses	19,997	116,728
Loss on lease termination	-	13,419
Other expenses	2,968	18,526
Net loss from discontinued operations before income tax expense	(22,965)	(148,673)
Income tax recovery	-	66,856
Net loss from discontinued operations after income tax expense	(22,965)	(81,817)

A summary of the Company's cash flows from discontinued is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Net cash provided by operating activities of discontinued operations	6,861	68,599
Net cash used in financing activities of discontinued operations	(7,591)	(45,551)

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

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

Total depreciation expense for the two months ended March 31, 2024 was $93,644 (year ended January 31, 2024 - $559,712). During the two months ended March 31, 2024, $81,301 (year ended January 31, 2024 - $474,172) of the total depreciation expense was allocated to inventory. During the year ended March 31, 2024, the Company recorded impairment of property and equipment of $nil (year ended January 31, 2024 - $1,202,227).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 12) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

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

During the two months ended March 31, 2024, the Company recognized amortization expense on intangible assets of $196,275 (year ended January 31, 2024 - $1,332,507). Of the total amortization expense, $1,393 (year ended January 31, 2024 - $9,071) was allocated to inventory.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

$
March 31, 2025	1,323,108
March 31, 2026	1,323,108
March 31, 2027	1,323,108
March 31, 2028	1,323,108
March 30, 2029	994,158
6,286,590

b) Goodwill

As at March 31, 2024 and January 31, 2024, the Company had goodwill of $28,541,323 and $28,541,323, respectively, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the two months ended March 31, 2024 and year ended January 31, 2024.

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

For the two months ended March 31, 2024 and the year

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

The promissory note payable was issued to the Company's CEO, Sonny Newman in connection with the acquisition of Silver State Cultivation LLC and Silver State Relief LLC in January 2019. During the year ended January 31, 2024 the promissory note was fully repaid. Interest expense on the promissory note payable during the two months ended March 31, 2024 and year ended January 31, 2024 was $nil and $35,210, respectively. Interest paid during the two months ended March 31, 2024 and year ended January 31, 2024 was $nil and $51,562, respectively.

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

For the two months ended March 31, 2024 and the year

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

For the two months ended March 31, 2024, the Company incurred operating lease costs in continuing operations of $241,678 (year ended January 31, 2024 - $1,446,208). Of this amount, $135,395 (year ended January 31, 2024 - $812,368) was allocated to inventory.

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

For the two months ended March 31, 2024 and the year

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

For the two months ended March 31, 2024 and the year

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

During the two months ended March 31, 2024 and year ended January 31, 2024, the Company recorded share-based compensation expense on vesting of stock options of $nil and $22,128, respectively.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the two months ended March 31, 2024 and year ended January 31, 2024 is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Accounting and legal	110,240	892,733
Depreciation and amortization	207,225	1,408,976
License fees, taxes, and insurance	241,436	1,603,921
Office facilities and administrative	79,579	384,583
Operating lease costs	106,283	633,840
Other expenses	45,664	907,918
Professional fees and consulting	65,173	522,900
Salaries and wages	594,570	3,156,441
Sales, marketing, and promotion	21,581	75,561
Share-based compensation	-	22,128
Shareholder communications	2,465	16,523
Travel and entertainment	12,178	52,214
	1,486,394	9,677,738

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

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

A summary of the Company's segmented operational activity and balances from continuing operations for the two months ended March 31, 2024 is as follows:

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

Entity-wide disclosures

All revenue for the two months ended March 31, 2024 and year ended January 31, 2024 was earned in the United States.

For the two months ended March 31, 2024 and year ended January 31, 2024, no customer represented more than 10% of the Company's net revenue. As at March 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's receivables.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

ended January 31, 2024

16. SEGMENTED INFORMATION (continued)

A summary of the Company's long-lived tangible assets disaggregation by geographic area is as follows:

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

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2024 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2025	498,281	635,683	1,133,964
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,899	4,473,246	8,035,145
	5,954,549	7,536,252	13,490,801

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	March 31, 2024	January 31, 2024
	$	$
Lease liabilities due to a company controlled by the CEO	4,917,482	4,961,727
Due to the CFO	770	561
	4,918,252	4,962,288

As at March 31, 2024 and January 31, 2024, Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Consulting fees paid to a director	30,000	65,000
Amounts paid to CEO or companies controlled by CEO for leases	126,756	1,001,214
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	2,078,229
Amounts paid to CEO or companies controlled by CEO for remuneration	38,462	200,000
Salary paid to directors and officers	92,420	438,162
Share-based compensation	-	22,128
	287,638	3,804,733

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

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

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the two months ended March 31, 2024 and year ended January 31, 2024 is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
Net loss from continuing operations after income taxes	$(51,439)	$(3,223,468)
Net loss from discontinued operations after income taxes	$(22,965)	$(81,817)
Net loss	$(74,404)	$(3,305,285)

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	122,880,907	122,880,907

Basic loss per share, continuing operations	(0.00)	(0.03)
Diluted loss per share, continuing operations	(0.00)	(0.03)

Basic loss per share, discontinued operations	(0.00)	(0.00)
Diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic loss per share	(0.00)	(0.03)
Diluted loss per share	(0.00)	(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the two months ended March 31, 2024 and year ended January 31, 2024, the number of warrants excluded from the computation was 1,200,000 and 1,200,000, respectively. For the two months ended March 31, 2024 and year ended January 31, 2024, the number of stock options excluded from the computation was 1,100,000 and 899,999 respectively. In addition, for the two months ended March 31, 2024 and year ended January 31, 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

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

For the two months ended March 31, 2024 and the year

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

For the two months ended March 31, 2024 and the year

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

A summary of the Company's components of the income tax provision is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Current
Canadian	-	-
US Federal and State	510,550	3,233,053
Total current income tax expense	510,550	3,233,053

Deferred
Canadian	-	-
US Federal and State	(137,807)	249,072
Total deferred income tax expense (recovery)	(137,807)	249,072

Total income tax expense	372,743	3,482,125

A summary of the Company's domestic and foreign components of income (loss) before provision for income taxes is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Canadian	(197,486)	(2,141,166)
United States	518,790	2,399,823
Income before income taxes	321,304	258,657

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

ended January 31, 2024

21. INCOME TAXES (continued)

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax rate is as follows:

	Two Months ended	Year ended
	March 31, 2024	January 31, 2024
	$	$
Income (loss) for the period	321,304	258,657
Statutory rate	27%	27%

Income tax expense at statutory rate	57,498	(74,152)
IRC section 280E disallowance	265,584	1,954,392
Foreign tax rate differential	5,526	16,068
Change in foreign exchange rates and other	55,019	21,188
Uncertain tax position, inclusive of interest and penalties	48,080	(354,637)
Change in valuation allowance	(671)	(50,016)
Payable adjustment to provision versus statutory tax returns	78,204	1,153,756
Deferred adjustment to provision versus statutory tax returns	(136,497)	824,220
Other	-	(8,694)
	372,743	3,482,125

A summary of the Company's deferred tax assets and liabilities significant components is as follows:

	March 31, 2024	January 31, 2024
	$	$
Deferred tax assets
Share issuance costs and financing fees	268	1,610
Allowable capital losses	131,019	132,394
Non-capital losses	5,180,776	5,170,743
Intangible assets	80,636	82,004
Goodwill	-	6,606
Lease liabilities	1,032,671	1,048,101
Derivative liability	22,915	29,223
Property and equipment	4,013	3,686
Other	14,008	14,187
Total deferred tax assets	6,466,306	6,488,554
Valuation allowance	(5,260,681)	(5,261,352)
Total net deferred tax assets	1,205,625	1,227,202

Deferred tax liabilities
Right-of-use assets	(942,784)	(959,509)
IRC 481(a) adjustments	(140,998)	(283,658)
Total deferred tax liabilities	(1,083,782)	(1,243,167)
Net deferred tax asset (liability)	121,843	(15,965)

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

For the two months ended March 31, 2024 and the year

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

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the two months ended March 31, 2024, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the two months ended March 31, 2024 was a decrease of $671.

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

During the two months ended March 31, 2024, the Company recorded interest of $3,763 and penalties of $nil on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2021 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2021 and forward are subject to examination for state purposes. The tax return for the 2020 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the two months ended March 31, 2024 and the year

ended January 31, 2024

21. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax benefits, excluding interest and penalties is as follows:

	March 31, 2024	January 31, 2024
	$	$
Beginning balance	(91,186)	789,112
Increase due to tax positions taken during current period	-	5,059
Decrease in balance as a result of lapse of the applicable statute of limitations	-	(171,314)
Decrease in balance due to tax positions taken during prior years	(3,697)	(714,043)
Ending balance	(94,883)	(91,186)

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

For the two months ended March 31, 2024 and the year

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

Item 19. Exhibits

Exhibit Number	Name
1.1*	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1..2*	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1*	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.1*	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2*	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3*	Consulting Services Agreement Second Amendment dated September 1, 2023, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
4.5*	Earn-Out Share Settlement Agreement, dated February 1, 2023, between the Company and Swell vendor, Alleh Lindquist (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 20, 2023)
4.6*	Asset Purchase Agreement, dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc. (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
8.1*	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1*	Management's Discussion and Analysis for the Two Months Ended March 31, 2024
15.2	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed

5

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sight this Transition Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: March 6, 2025

6