Form 20-F
period 2025-03-31
C21 Investments Inc.
filed 2025-06-23
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2025
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

19 th Floor, 885 West Georgia Street

Vancouver, British Columbia V6E 3H4

Canada

(Address of principal executive offices)

Michael Kidd

C21 Investments Inc.

19 th Floor, 885 West Georgia Street

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2025, 117,996,814 common shares of the Registrant were issued and outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2025 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3550.

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

The Company (and the third parties with whom it works) is subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Its actual or perceived failure (or that of the third parties with whom it works) to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

The Company's employees and personnel may use generative artificial intelligence ("AI") technologies to assist with their work, and the disclosure and use of personal data in generative AI technologiesis subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. The Company's use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If the Company are unable to use generative AI, this could make its business less efficient and result in competitive disadvantages.

Obligations related to data privacy and security (and consumer's data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires the Company to devote significant resources and may necessitate changes to its services, information technologies, systems, and practices and to those of any third parties with whom it works.

The Company may at times fail, or be perceived to have failed, in its efforts to comply with its data privacy and security obligations. Moreover, despite its efforts, the Company's personnel or third parties with whom it works may fail to comply with such obligations, which could negatively impact its business operations. If the Company or the third parties with whom it works fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, it could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on the Company's reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to its business model or operations.

Changes to U.S. or other countries' trade policies and tariff and import/export regulations or our failure to comply with such regulations may have an adverse effect on our business, financial condition, and results of operations.

Changes in import and export policies, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments, and/or general uncertainty about potential changes in such policies, could require us to change the way we conduct business and/or adversely affect our financial condition, results of operations, reputation, and our relationships with customers, vendors, and employees in the short- or long-term.

The U.S. government recently announced tariffs on product imports from certain countries and subsequently announced a 90-day suspension of such tariffs other than with respect to China. Thereafter, on May 12, 2025, the U.S. and China announced that the countries have agreed to a reduction in the previously-imposed tariffs for a 90-day period. The current environment is dynamic and uncertain, as the U.S. President has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025. These actions have resulted in reciprocal tariffs or other countermeasures from other countries, and may result in further retaliatory measures on U.S. goods. If implemented and maintained, these tariffs and the potential escalation of trade disputes could pose a risk to our business that could affect our revenue and our expenses as certain of our inputs are manufactured in Asia. Our domestic suppliers may incur tariffs leading to increased prices. We are closely monitoring this evolving situation and evaluating our responses, which may include shifts in sourcing strategies, price adjustments, or other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the financial and competitive impacts of such tariffs or trade restrictions. In addition, changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S., which could adversely affect demand for our products and services. At this time, the overall impact on our business related to these tariffs and trade policies remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges. Further, actions we take to adapt to new tariffs or trade restrictions may increase risk or may cause us to modify our operations, which could be time-consuming and expensive; impact pricing, which could impact our sales, profitability, and our reputation; or cause us to forgo business opportunities.

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

Currently, U.S. state licensed cannabis businesses are assessed at a comparatively high effective U.S. federal income tax rate due to Section 280E of the Internal Revenue Code of 1986, as amended (the "Code"), which prohibits businesses associated with trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act) from deducting certain expenses. The IRS has invoked Section 280E of the Code in tax audits against various cannabis businesses in the United States that are permitted under applicable U.S. state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. In addition, on June 28, 2024, the IRS published a press release reminding taxpayers that cannabis remains a Schedule I controlled substance until a final rule is published that reschedules cannabis and, therefore, cannabis is still subject to the limitations of Section 280E of the Code, and stating that taxpayers that have filed amended returns seeking a refund of taxes paid related to Section 280E of the Code are not entitled to a refund or payment and that the IRS is taking steps to address these claims. While there are currently several pending cases before various U.S. administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E of the Code favorable to cannabis businesses. Given these facts, the impact of any such challenges cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

The Company has taken the position that it does not owe taxes attributable to the application of Section 280E of the Code, including the planned refiling of amended U.S. federal income tax returns in the next few months.  The refiling of tax returns will be for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and March 31, 2024, based on legal interpretations that challenge its tax liability under Section 280E of the Code. Because the Company's tax positions could be (and, as discussed below, has been) challenged by the IRS and other taxing authorities and the Company may not be wholly successful in defending its tax positions, the Company records reserves for unrecognized tax benefits based on its assessment of the probability of successfully sustaining its tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining the Company's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount.

The Company may be at risk of increased scrutiny from the IRS on past and future tax filings and, in the normal course of business, the Company receives notices, from time to time, from various local, state, and federal tax agencies. If the IRS makes a determination that the Company is not in compliance with Section 280E of the Code, the Company may be required to pay any difference in the amounts owed, in addition to penalties and interest, which could equal or exceed the amounts reserved by the Company, exceed the amount of cash on hand and materially impact the Company's financial condition or results of operations.

On October 6, 2022, President Joseph Biden requested that the Secretary of HHS and the Attorney General to initiate a review as to how cannabis is currently scheduled under federal law. In August 2023, following a review by the FDA, the Secretary of HHS issued a recommendation to the DEA that cannabis be moved to Schedule III under the Controlled Substances Act. In December 2023, the DEA confirmed that it is currently conducting its review. On May 21, 2024, the DOJ published a notice of proposed rulemaking with the Federal Register to initiate a formal rulemaking process to consider transferring cannabis to Schedule III under the Controlled Substances Act. The Controlled Substances Act requires formal rulemaking on the record after an opportunity for a hearing. The hearing has been postponed multiple times and is currently pending resolution of an interlocutory appeal brought by two private movants who sought to remove the DEA from its role as proponent of the proposed rescheduling through a motion which was denied.

If cannabis is moved to Schedule III from Schedule I under the Controlled Substances Act, it could end the effect of Section 280E of the Code on some or all of the Company's operations. However, any such change from Schedule I to Schedule III is beyond the control of the Company and cannot be predicted.

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

During 2019, the Company has closed its acquisitions of Silver State Relief LLC (retail) and Silver State Cultivation LLC (cultivation and extraction) located in Nevada, and closed its acquisitions and subsequently sold off the majority of its assets with respect to Eco Firma Farms LLC (cultivation), Megawood Enterprises Inc (retail), Phantom Venture Group, LLC and Phantom Brands, LLC (cultivation, extraction and wholesale) and Swell Companies Limited (extraction and wholesale), located in Oregon.  The Company is no longer operational in Oregon and has sold its remaining real and personal property in Oregon.

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

The Silver State businesses operate in four buildings in Northern Nevada.  A cultivation/production warehouse and a dispensary are both located in Sparks, Nevada. The other two are dispensaries, the first is a dispensary located in Fernley, Nevada, which opened on January 15, 2019, and the second is the new dispensary located in South Reno, Nevada.  The Company has the option, exercisable during the term of its leases, to acquire three of the real estate assets of Silver State including: the land and 158,000 square-foot building ("Stanford Way") located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 8.000 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, currently servicing more than 26,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada ("Fernley"), currently servicing more than 18,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3,300,000, payable in cash. The option price for Fernley, extended on June 30, 2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

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

As part of the acquisition of the South Reno dispensary license on June 7, 2024, the Company signed a 10-year lease which runs to June 30, 2034, with options for two periods of seven years.  The 6,500 square foot dispensary is located in South Reno, Nevada and currently services more than 13,000 customer a month.

Today there are 19 grow rooms at the Silver State cultivation/production warehouse producing approximately 8,100 pounds of flower and 3,300 pounds of trim. Most of this production is sold through the three Silver State dispensaries. Excess production is sold into the wholesale market.

Completed Financings

On May 6, 2024, the Company closed a private placement of C$4 million from the issuance of convertible debentures units. The proceeds were used to fund the acquisition of the new South Reno dispensary.  The convertible debenture units are comprised of a "Convertible Debenture" convertible into common shares at C$0.45, and a "Warrant" entitling the holder to exercise into common shares at C$0.55.  The Convertible Debentures are governed by a trust indenture dated May 6, 2024, entered into between the Company and Alliance Trust Company ("Alliance"), as trustee, registrar and transfer agent in connection with the Convertible Debentures. The maximum shares issuable from the Convertible Debenture is 8,888,889 common shares, and from the Warrant, 4,000,000 common shares.  The outstanding principal amount owing under the Convertible Debenture will accrue interest from the issue date at 12% per annum payable quarterly in cash.  Repayment of the Convertible Debenture will be made in 25 equal monthly installments beginning on the last day of the 6th month from issuance.  The Convertible Debenture matures 30 months after issuance.

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

Cultivation activities at the EFF facility were temporarily shuttered in October 2019. The EFF facility was under third-party management pursuant to a management agreement dated June 15, 2020, whereby the management company has assumed all costs at the facility including real property taxes and costs. On March 8, 2022, the Company terminated the management agreement.  The EFF land and building has been sold during the year ended March 31, 2025.

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

On March 9, 2023, the Company executed a settlement agreement to terminate the Southern Oregon Agreement.  The lessee failed to make the minimum payments under the agreement and the Company exercised its right to terminate the Agreement.  The lessee paid $500,000 as consideration for the two production licenses in Southern Oregon.  The land and equipment in Southern Oregon was sold during the year ended March 31, 2025.

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

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands make up over 26% of sales in the dispensaries.  With the addition of our third dispensary, wholesale sales fell to $1.4 million during the year ended March 31, 2025 ($3.0 million in prior year ended January 31, 2024).

Retail

The Company operates three dispensaries with the acquisition of the third store completed on June 7, 2024.  An 8,000-square foot retail dispensary, located in Sparks, Nevada, and a 6,000-square foot dispensary located in Fernley, Nevada collectively servicing a total of more than 175,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.

The new dispensary in Reno is a 6,500 square foot, purpose-built, operational retail cannabis dispensary.  With the dispensary's desirable location in a high traffic, flourishing area of South Reno, we have seen strong revenue growth from this acquisition, along with the added benefit of allowing us to expand the portion of our cultivation capacity sell through.

Silver State had total retail sales of $28.7 million during the year ended March 31, 2025 as compared to $25.3 million in the prior full year ended January 31, 2024.

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

Competition

Across a modified and strategic cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Nevada. Nevada is a "limited" license state, as such the broader market dynamics can be more favorable than states with unlimited licenses.  Some of the Company's direct competitors continue to be small-scale local operators, but market rationalization through consolidation continues.  Of note is the increased participation of multi-state operators with national growth aspirations in the Nevada marketplaces.  As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets. These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

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

Our Canby, Oregon production facility is located at 24700 S Mulino Road, Canby, OR 97013.  The Canby property has been sold during the year ended March 31, 2025.

The Company no longer leases properties in Central Oregon.  In March 2023, the Company paid out the remaining 11 months of the three Bend real property leases and vacated the premises.

Our Southern Oregon outdoor cannabis production facilities are located at 4962 and 4964 Butte Falls Highway, Eagle Point, Oregon, 97524.  The associated real property is approximately 60 acres, and the facilities include a total of 80,000 square feet of production capacity.  In 2023, the transfer of the licenses was approved and were transferred pursuant to the Southern Oregon Agreement.  Payment for the Southern Oregon production facilities and real property was not made, and the Company has terminated the agreement.  The Company sold the facilities during the year ended March 31, 2025.

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

Financial statements included in this Annual Report for the fiscal year ended March 31, 2025, two months ended March 31, 2024 and 12 months ended January 31, 2024, were prepared in conformity with U.S. GAAP.

Financial Information for three years to FY 2024 in accordance with U.S. GAAP

The following table presents selected financial information for the year ended March 31, 2025, two months ended March 31, 2024 and 12 months ended January 31, 2024.

		Two months
C21 Investments Inc., PROFIT AND LOSS	Year ended	ended	Year ended
	31-Mar-25	31-Mar-24	31-Jan-24

Revenue	30,117,880	4,464,950	28,285,200
Inventory expensed to cost of sales	17,558,940	2,688,650	17,135,434
Gross profit	12,558,940	1,776,300	11,149,766
Gross Margin%	41.7%	39.8%	39.4%
Expenses
General and administration	7,728,838	1,151,305	7,537,233
Sales, marketing, and promotion	207,634	21,581	75,561
Operating lease cost	785,241	106,283	633,840
Depreciation and amortization	1,706,012	207,225	1,408,976
Share based compensation	849,559	-	22,128
Total expenses	11,277,284	1,486,394	9,677,738

Income from operations	1,281,656	289,906	1,472,028

Other items
Interest expense	(293,675)	-	(35,210)
Accretion expense	(509,871)	-	-
Other Income (loss)	(135,446)	9,209	(726,789)
Gain on change in fair value of derivative liabilities	52,257	22,189	(451,372)
Net income (loss) from continuing operations before income taxes	394,921	321,304	258,657
Income tax expense	(4,151,650)	(372,743)	(3,482,125)
Net income (loss) from continuing operations after income taxes	(3,756,729)	(51,439)	(3,223,468)

Net loss from discontinued operations	(212,813)	(22,965)	(81,817)

Net income (loss)	(3,969,542)	(74,404)	(3,305,285)

Income (loss) from continuing operations per share, basic and diluted	(0.03)	(0.00)	(0.03)
Basic and diluted income (loss) per share	(0.03)	(0.00)	(0.03)
Distributions or cash dividends	n/a	n/a	n/a
Weighted average number of shares outstanding - basic	119,794,951	120,047,814	120,047,814
Weighted average number of shares outstanding - diluted	120,588,044	122,880,907	122,880,907

All the current and comparative figures are in U.S. GAAP.

"Revenue" includes retail revenues from our three stores and wholesale revenue from our cultivation operations.  Financial Year ("FY") and the year ended March 31, 2025 ("FY2025") and the year ended January 31, 2024 ("FY2024") are defined here.  The two month fiscal year ended March 31,2024 is not used for comparison in this discussion due to it is only two months.  FY 2025 revenues increased versus FY 2024 by 6.5% to $30.1 million.  This increase is mainly due to the opening of our third store in June 2024, offset by a fall in wholesale revenues.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  With the expansion of our cultivation facility our cost of production has come down due to economies of scale.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" increased by $1.41 million in FY 2025 to $12.56 million (41.7% of Revenue) versus FY 2024 of $11.15 million (39.4% of Revenue), mainly due to economies of scale with the added third store.

"Income from operations" despite the increase in gross profit above, Income from operations for FY 2025 fell to $1.3 million, down 13% versus FY 2024 of $1.5 million.  This result is due to increased share-based compensation expense (a non-cash expense) and smaller increases in other costs due to the opening of the third store and general inflation.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  FY 2025 costs were $7,728,838 versus $7,537,233 (FY2024), an increase of $191,605 (2.5%) due to increased salaries, wages and professional fees.

"Operating lease cost" is the cost of our facility leases not included in cost of sales and were $785,241 in FY 2025 versus $633,840 in FY 2024.  The increase is due to the addition of our third store.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in FY2025 was $1,706,012 versus $1,408,976 in FY 2024.  This increase is due to the amortization of intangibles and fixed assets of our third store which opened in Q1.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.  The increase of $827,431 in FY 2025 is due to the issuance of stock options in Q1.

Other Items

 "Interest expense" in FY2025 increased to $293,675 versus $35,210 in FY 2024 due to issuance of the 12% convertible debentures in Q1.

"Other income (loss)" in FY2025 is a loss of $135,446 versus a loss of $726,789 in FY 2024, which included a $830,000 write-down of the book value of a property held in Oregon.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn-out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period will result in a reduction in net income and vice versa.  In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment.  Of the 6.0 million original Swell Earn-Out shares 1.2 million remain outstanding. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain. The Swell Earn-Out shares expire May 24, 2026.

"Provision for income taxes" for FY 2025 of $4,151,650 is up from $3,482,125 in FY2024.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'.  The revenues and expenses pertaining to the Oregon operations are shown in this line item.  We have had no active business in Oregon since early 2022.  There is no effect of this treatment on our revenues (FY2025 -nil, FY2024-$nil) and our gross profit (FY2025-nil, FY2024-nil) and an increase to our income from operations and net income of (FY 2025-$281,438, FY2024-$81,817).  There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry.  Our remaining two properties in Oregon were both sold to third parties in FY 2025.

Fourth Quarter

					2 months
LAST EIGHT QUARTERS, except as noted (000's unless noted)					ended

	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24	31-Oct-23	31-Jul-23

Inventory	4,051	3,885	3,975	3,300	2,866	2,709	2,839	3,038

Revenues	8,106	7,908	7,509	6,596	4,465	6,549	6,882	7,162
Income (loss) from operations, adding back share based compensation	974	1,122	454	(418)	290	493	226	217

Adjusted EBITDA	1,692	1,568	1,295	311	633	1,055	943	972
Income (loss) from continuing operations	(1,530)	(81)	(759)	(1,386)	(51)	(2,082)	(357)	(397)
*per common share, basic & diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)	(0.00)	(0.00)
Profit (loss) attributable to owners	(1,563)	(1)	(845)	(1,412)	(74)	(2,042)	(376)	(416)
*per common share basic & diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)	(0.00)	(0.00)

Revenues continued to grow in the last 12 months with the opening of our third store in South Reno on June 26, 2024. Inventory balance at March 31, 2025, increased by $1.2 million since March 31, 2024 due to the opening of our third store.

Adjusted EBITDA for quarter-ended March 31, 2025, was up slightly from the quarter-ended Dec 31, 2024, mainly due to the economies of scale from the addition of our third store.  See non-GAAP financial measures below.

Federal corporate income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the U.S Internal Revenue Code.  Share- based compensation is a large non-cash expense in the current year.  Therefore, the measure of income from operations (before taxes), adding back share-based compensation is a useful measure.

Adjusted EBITDA for the full year ended March 31, 2025 (FY 2025) is $4.87 million, an increase of $335,336 from FY 2024 of $4.53 million.    See explanation of Non-GAAP financial measures below.

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

Adjusted EBITDA
	Year ended	2 months ended	Year ended
	March 31, 2025	March 31, 2024	Jan 31, 2024
Net Income (loss)	$(3,969,542)	$(74,404)	$(3,305,285)

Interest, accretion expenses, net	803,546	-	35,210
Provision for income taxes	4,151,650	372,743	3,482,125
Depreciation and amortization	1,706,012	207,225	1,408,976
Depreciation and interest in cost of sales	812,366	135,395	812,368
EBITDA	3,504,032	640,959	2,433,394

Change in fair value of derivative liabilities	(52,257)	(22,189)	451,372
Share based compensation	849,559	-	22,128
Loss from discontinued operations	212,813	22,965	81,817
One-time special project costs	187,543	-	159,000
Production curtailment, inventory adjustments	28,700	-	656,000
Other gain/loss	135,446	(9,209)	726,789
Adjusted EBITDA	$4,865,836	$632,526	$4,530,500

Selected Annual Information

The following table summarizes selected information for the most recent three fiscal year ends.

Selected Balance Sheet (000's)	as at:
	31-Mar-25	31-Mar-24	31-Jan-24
Assets
Cash and other	3,453	5,272	4,534
Inventory	4,051	2,866	2,709
current	7,504	8,138	7,243

Property and equipment	2,666	3,391	3,433
Goodwill, Intangibles, Right of use	46,830	43,697	43,853
Total assets	57,000	55,226	54,529

Liabilities
Accounts payable	2,148	2,593	2,216
Convertible debentures and other	2,134	1,156	1,156
Income taxes payable	2,834	10,230	9,720
Deferred tax , other	841	1,067	1,073
current	7,957	15,047	14,165

Lease liabilities	9,771	9,120	9,193
Uncertain tax position	9,823	-	-
Convertible debentures	710	-	-
Derivative liability	28	85	108
other	35	-	16
Non-current financial liabilities	20,367	9,205	9,317

Equity	28,676	30,973	31,047
Total liabilities and equity	57,000	55,226	54,529

"Total Assets" increased in the past year due to the effects of the purchase of our third dispensary in June 2024 for consideration of $3.5 million.  This acquisition reduced our cash balance, increased inventory to stock the new store, and increased intangibles.

"Current liabilities" has decreased mainly due to the change in our position on the 280E income taxes.  This change in position has moved much of the income tax payable balance to long term included in Uncertain tax position.  The convertible debenture balance increased with the issuance of 12% convertible debentures to assist in funding the acquisition of the third dispensary.

"Non-current financial liabilities" has increased in the past year with the change in our position on 280E income taxes.  Uncertain tax position is $9.8 million versus nil at prior balance sheet dates.  Smaller increases in lease liabilities and convertible debentures both arose from the acquisition of the third dispensary.

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

The Company's consolidated financial statements for year ended March 31, 2025, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of March 31, 2025:

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of March 31, 2025:

  Inventory: 100%

  Property plant & equipment: 100%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 76%

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

The Company works with its capital advisors CB1 Capital Advisors, LLC ("CB1"), organized in Delaware and based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

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

Forty (40) states and the District of Columbia have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and FinCEN guidance in 2014.

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

On October 6, 2022, President Biden requested that the Secretary of Health and Human Services ("HHS") and the Attorney General initiate a review of cannabis scheduling pursuant to the Controlled Substances Act and federal law. On August 29, 2023, following a review by the FDA, the Assistant Secretary of HHS, Anne Milgram, issued a letter recommendation to the DEA that cannabis be rescheduled under the Controlled Substances Act to Schedule III. In December 2023, the DEA confirmed it was conducting its review.

On May 21, 2024, the DOJ published a "Notice of Proposed Rulemaking" to reschedule cannabis from Schedule I to Schedule III of the CSA in the Federal Register. In-person testimony in the DEA's upcoming hearing on marijuana rescheduling would not begin until January or February 2025, and it was later scheduled for January 21, 2025.  On January 13, 2025, the hearing was canceled by Chief Administrative Law Judge ("ALJ") John Mulrooney, and the proceedings were stayed indefinitely pending an interlocutory appeal brought by two private movants who sought to remove the DEA from its role as proponent of the proposed rescheduling through a motion which was denied.  The future of the rescheduling process remains uncertain under the new Donald J. Trump administration.  If the rule is finalized, cannabis would be considered a drug with "moderate to low potential for physical and psychological dependence" and would be available for medical use only, not legalized at the federal level.

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

In early 2019, Nevada legislature passed Nevada Assembly Bill 533 ("AB 533"), which authorized the formation of the Cannabis Compliance Board (the "CCB") to be vested with the authority to license and regulate persons and establishments engaged in cannabis activities within Nevada.  The CCB consists of an executive director and five board members appointed by the Governor Steve Sisolak. Board members must have expertise in a range of fields, including financial and accounting, law enforcement, medicine, regulatory and legal compliance, and cannabis. AB 533 also established the Cannabis Advisory Commission (the "CAC") which serves to study cannabis-related issues and make recommendations to the CCB. The CAC consists of 12-members appointed by the governor representing relevant state agencies and members of the cannabis industry and the public. Pursuant to AB 533, the CCB is mandated with studying the feasibility and safe implementation of licensing for lounges, in addition to their general authority and oversight of cannabis operations in Nevada. The CCB held its first meeting in July 2021, and regularly meets regarding public health and safety, license suspensions, and held public workshops regarding, and moved forward with licensing, cannabis consumption lounges.

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

Industry Outlook

Due to increases in state legalization and shifting public opinion, state-legal cannabis industry sales have grown substantially in recent years. [According to a recent study by Marijuana Business Daily ("MJBiz"), a division of Emerald X, LLC, and leading business-to-business industry resource, legal sales of marijuana are expected to reach $44 billion by the end of 2025, a 16% increase over 2024's total of $38 billion.  By 2026, MJBiz estimates annual sales will exceed $49 billion.

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

iv. Impairment of long-lived assets

Long-lived assets are reviewed for indicators of impairment at each statement of balance sheet date or whenever events or changes in circumstances indicate that a potential impairment has occurred. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis to determine the recoverable amount for the respective asset or asset group. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded as in profit or loss equal to the amount by which the carrying amount exceeds the fair value. For the years ended March 31, 2025, January 31, 2024 and the two months ended March 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded its carrying amount and as such, no impairment was noted.

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

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2025, March 31, 2024 and January 31, 2024

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

Compensation for Year Ending March 31, 2025

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on March 31, 2025, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended March 31, 2025, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$1,298,537

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$ 200,000	Nil	77,465	Nil	N/A	N/A	-	$277,465
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$ 152,063(1)	Nil	54,459	Nil	N/A	N/A	-	$206,522
Aron Swan Chief Operating Officer	$ 350,000	Nil	233,394	Nil	N/A	N/A	-	$583,394
Todd Harrison Director	$ 60,000	Nil	38,899	Nil	N/A	N/A	-	$98,899
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	116,697	Nil	N/A	N/A	-	116,697
Leonard (Will) Werden Director	Nil	Nil	7,616	Nil	N/A	N/A	-	7,616

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended March 31, 2025.

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

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Vancouver, B.C. or Nevada):

Financial Year Ended	Vancouver Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
March 31, 2025	1	137	132	5	138
March 31, 2024	1	113	110	4	114
January 31, 2024	1	113	110	4	114

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of the date of this Annual Report, there are 117,862,314 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Sonny Newman, President and Chief Executive Officer	12,500,000	10.6%	10.3%
Michael Kidd, Chief Financial Officer and Director	38,055	0.0%	0.0%
Aron Swan, Chief Operating Officer	1,000	0.0%	0.0%
Todd Harrison, Director	300,000	0.3%	0.2%
D. Bruce Macdonald, Chairman of the Board and Director	1,440,000	1.2%	1.2%
Leonard (Will) Werden, Director	265,000	0.2%	0.2%

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

As of March 31, 2025, there were 5,425,000 options outstanding to purchase common shares of which 1,808,305 had vested.  As of the date of this Annual Report there were 5,425,000 options outstanding to purchase common shares of which 1,808,305 had vested.

The following table sets forth the options, exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Options Held	No. of Shares Underlying the Options	Option Strike Price (C$)	Option Expiration Date
Sonny Newman, President and Chief Executive Officer	500,000	500,000	0.53	May 13, 2027
Michael Kidd, Chief Financial Officer and Director	350,000	350,000	0.53	May 13, 2027
Aron Swan, Chief Operating Officer	1,500,000	1,500,000	0.53	May 13, 2027
Todd Harrison, Director	250,000	250,000	0.53	May 13, 2027
D. Bruce Macdonald, Chairman of the Board and Director	750,000	750,000	.0.53	May 13, 2027
Leonard (Will) Werden, Director	100,000	100,000	0.53	May 13, 2027

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

As of March 31, 2025, there were no RSUs outstanding to purchase common shares.

A copy of the RSU Plan is incorporated by reference into this Annual Report as Exhibit 4.2.

Warrants

As of March 31, 2025, there were 4,000,000 warrants outstanding to purchase common shares. As at the date of this Annual Report there were 4,000,000 warrants outstanding to purchase common shares.

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

Nomura purchases shares in the open market and as of December 31, 2024, holds 10,146,622 common shares, which represents an approximate 21% increase from the common shares held as of December 31, 2023, according to the Schedule 13G beneficial ownership report filed by Nomura and one of their wholly owned subsidiaries with the SEC on February 19, 2025.

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

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	10.4%
Nomura Holdings, Inc., and wholly owned subsidiaries	10,146,622	8.4%

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

Consulting Agreement with CB1

On September 1, 2019, the Company entered into a Consulting Services Agreement (the "Consulting Agreement") dated September 1, 2019, between the Company and CB1, a Delaware limited liability company.  The Company engaged CB1 for a 1-year term, which may be extended for successive 1-year terms by mutual agreement of the parties, to provide strategic and business development advice in exchange for: (a) a $20,000 monthly consulting fee paid by the Company to CB1; (b) an option award of 500,000 shares of common stock of the Company at an exercise price equal to C$1.00 per share, exercisable for five years, but in no event greater than 12 months after the end of the termination of the Consulting Agreement; and (c) an origination fee related to loans or investments that arise from opportunities originated by CB1 equal to one percent of the total amount of any such loan or investment. Effective February 1, 2022, the monthly consulting fee was changed to $10,000 and the Consulting Agreement was set to terminate on March 31, 2023.  Subsequently, on April 1, 2023, the monthly consulting fee was changed to $7,500 and effective October 1, 2023, the monthly consulting fee changed to $5,000.  The Consulting Agreement terminated on September 30, 2024.  CB1currently invoices $5,000 per month, cancelable at any time. Mr. Harrison is a principal of CB1.  On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors.

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

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876.  By court order on September 8, 2024, the Company's motion was granted in full, awarding the Company $107,622 in attorney's fees, and $1,252 in costs. On October 8, 2024, the parties stipulated, and the Court granted, abatement of the matter until April 9, 2025.  On October 30, 2024, the plaintiffs appealed the order, which is pending before the court.  The Company's collection efforts are ongoing through garnishment procedures.

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

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  Plaintiffs allege $2,774,176 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage.  The current trial date is scheduled for three weeks in September 2025.  It is too early to predict the resolution of the claims and counterclaims.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Annual Report, the only contract entered into by the Company during the two years immediately preceding the date of this Annual Report that is material is the following:

(i) Asset Purchase Agreement dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc.  The Asset Purchase Agreement is attached hereto as Exhibit 4.6 and is incorporated by reference herein.

(ii)  Trust Indenture dated May 6, 2024, between the Company and Alliance, as trustee, registrar and transfer agent

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

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of, and operation of, any income tax treaties) relating to the acquisition, ownership and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company ("PFIC") Rules".

Taxation of Distributions

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC (as defined below) for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. dollar cost for such common shares. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC within the meaning of Section 1297(a) of the Code for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

The Company's consolidated financial statements for year ended March 31, 2025, have been prepared on a going concern basis which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at March 31, 2025 (the "Evaluation Date").

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended March 31, 2025, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Davidson & Company LLP ("Davidson") (PCAOB ID 731) has been the external auditor of the Company since January 19, 2024. The predecessor external auditor of the Company prior to the appointment of Davidson was Marcum, LLP ("Marcum").  The aggregate fees billed by the Company's external auditors, Davidson & Company LLP, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2025	C$336,959	Nil	C$46,200	Nil
March 31, 2024	C$116,776	C$54,200	Nil	Nil

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of that may yet be purchased under the plans or programs
Month #1 (April 1, 2024 - April 30, 2024)
Month #2 (May 1, 2024 - May 31, 2024)
Month #3 (June 1, 2024 - June 30, 2024)
Month #4 (July 1, 2024 - July 31, 2024)
Month #5 (August 1, 2024 - August 31, 2024)
Month #6 (September 1, 2024 - September 30, 2024)
Month #7 (October 1, 2024 - October 31, 2024)
Month #8 (November 1, 2024 - November 30, 2024)				6,002,390
Month #9 (December 1, 2024 - December 31, 2024)				6,002,390
Month #10 (January 1, 2025 - January 31, 2025)				6,002,390
Month #11 (February 1, 2025 - February 29, 2025)	2,051,000[2]	US$0.125		6,002,390
Month #12 (March 1, 2025 - March 31, 2025)				6,002,390
Total	2,051,000	US$0.125		6,002,390[3]

2 The share repurchase was made pursuant to a Share Repurchase Agreement dated February 14, 2025 (the "Share Purchase Agreement"), for an aggregate purchase price of US$256,375. No further repurchases will be made pursuant to the Share Repurchase Agreement.

3 On November 27, 2024, the Company established a Normal Course Issuer Bid (the "NCIB") to repurchase up to 6,002,390 common shares of the Company, representing approximately 5% of the issued and outstanding common shares. The expiration date of the NCIB is December 2, 2025.

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

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.  Insider Trading Policies

The Company does not have an insider trading policy as such policy is not required under Canadian law.

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

In order to mitigate these risks to a degree, the Company has a full-time IT manager ("Manager") and also engages third-party service providers to monitor and update the Company's information systems4.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

  Hiring the Manager, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;

_______________________________________________
4 The Manager has 25 years' experience in company-wide email security, centrally managed security suites, and requisite experience drafting, updating and enforcing corporate IT policy including cyber and network security.

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

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the year ended March 31, 2025, two months ended March 31, 2024 and year ended January 31, 2024 audited in accordance with U.S. GAAP.

Consolidated Financial Statements For the year ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 (Expressed in U.S. Dollars)

(1) See note 2(d) regarding change in financial year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the “Company”) as of March 31, 2025, March 31, 2024, and January 31, 2024 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025, two months ended March 31, 2024, and year ended January 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, March 31, 2024 and January 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2025, two months ended March 31, 2024 and year ended January 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
June 23, 2025 PCAOB #ID 731

C21 INVESTMENTS INC.

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
ASSETS
Current assets
Cash	2,625,461	3,260,568	2,408,526
Receivables	176,695	254,391	203,021
Inventory	4,051,425	2,866,054	2,708,721
Prepaid expenses and deposits	645,809	592,613	751,139
Assets classified as held for sale	4,725	1,164,696	1,170,947
	7,504,115	8,138,322	7,242,354
Non-current assets
Property and equipment	2,665,600	3,390,933	3,433,094
Right-of-use assets	9,393,282	8,746,825	8,829,298
Intangible assets	8,092,663	6,286,590	6,482,865
Goodwill	28,541,323	28,541,323	28,541,323
Note receivable	802,766	-	-
Deferred tax asset	-	121,843	-
Total assets	56,999,749	55,225,836	54,528,934

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,148,153	2,593,195	2,215,956
Convertible promissory notes	1,156,259	1,156,259	1,156,259
Convertible debentures - current portion	977,817	-	-
Income taxes payable	2,833,991	10,230,423	9,719,872
Deferred revenue	309,892	287,560	301,562
Lease liabilities - current portion	530,931	387,400	374,548
Liabilities classified as held for sale	-	392,320	396,943
	7,957,043	15,047,157	14,165,140
Non-current liabilities
Convertible debentures	710,367	-	-
Lease liabilities	9,771,124	9,120,396	9,192,588
Uncertain tax position	9,822,797	-	-
Derivative liability	27,824	84,871	108,233
Deferred tax liability	34,817	-	15,965
Total liabilities	28,323,972	24,252,424	23,481,926

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,996,814, 120,047,814 and 120,047,814 shares issued and outstanding as of March 31, 2025, March 31, 2024 and January 31, 2024, respectively	107,006,777	105,467,920	105,467,920
Commitment to issue shares	628,141	628,141	628,141
Accumulated other comprehensive loss	(2,138,198)	(2,271,248)	(2,272,056)
Deficit	(76,820,943)	(72,851,401)	(72,776,997)
Total shareholders' equity	28,675,777	30,973,412	31,047,008
Total liabilities and shareholders' equity	56,999,749	55,225,836	54,528,934

Commitments (Note 19)

Contingencies (Note 22)

Subsequent event (Note 25)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars, except number of shares)

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$

Revenue	30,117,880	4,464,950	28,285,200
Cost of sales	17,558,940	2,688,650	17,135,434
Gross profit	12,558,940	1,776,300	11,149,766

Selling, general and administrative expenses	11,277,284	1,486,394	9,677,738

Income from operations	1,281,656	289,906	1,472,028

Gain (loss) on change in fair value of derivative liabilities	52,257	22,189	(451,372)
Gain on termination of sales-type lease	-	-	503,544
Accretion expense	(509,871)	-	-
Loss on disposal of assets	(155,692)	-	(11,655)
Impairment loss	-	-	(1,202,227)
Interest expense	(293,675)	-	(35,210)
Other income	20,246	9,209	(16,451)
Net income from continuing operations before income tax expense	394,921	321,304	258,657
Income tax expense	(4,151,650)	(372,743)	(3,482,125)
Net loss from continuing operations after income tax expense	(3,756,729)	(51,439)	(3,223,468)

Net loss from discontinued operations after income tax expense	(212,813)	(22,965)	(81,817)

Net loss	(3,969,542)	(74,404)	(3,305,285)

Other comprehensive income:
Cumulative translation adjustment	133,050	808	15,089
Comprehensive loss	(3,836,492)	(73,596)	(3,290,196)

Basic and diluted loss per share from continuing operations	(0.03)	(0.00)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)	(0.00)
Basic and diluted loss per share	(0.03)	(0.00)	(0.03)
Weighted average number of common shares outstanding - basic	119,794,951	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	120,588,044	122,880,907	122,880,907

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock and reserves	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, January 31, 2023	120,047,814	105,445,792	628,141	(2,287,145)	(69,471,712)	34,315,076
Share-based compensation	-	22,128	-	-	-	22,128
Net loss and comprehensive income for the year	-	-	-	15,089	(3,305,285)	(3,290,196)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and comprehensive income for the year	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	966,028
Share-based compensation	-	849,559	-	-	-	849,559
Cancellation of shares	(2,051,000)	(276,730)	-	-	-	(276,730)
Net loss and comprehensive income for the year	-	-	-	133,050	(3,969,542)	(3,836,492)
Balance, March 31, 2025	117,996,814	107,006,777	628,141	(2,138,198)	(76,820,943)	28,675,777

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(3,756,729)	(51,439)	(3,223,468)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	509,871		-
Amortization of right-of-use assets	574,686	82,473	480,340
Deferred income tax recovery	156,660	(137,807)	249,071
Depreciation and amortization	1,706,012	207,225	1,408,976
Foreign exchange gain	-	-	(5,788)
Share-based compensation	849,559		22,128
(Gain) loss on change in fair value of derivative liabilities	(52,257)	(22,189)	451,372
Gain on termination of sales-type lease	-	-	(503,544)
Loss on disposal of assets	155,692	-	11,655
Impairment loss	-	-	1,202,227
Interest expense	293,675	-	35,210
Changes in operating assets and liabilities:
Receivables	77,696	(51,370)	209,289
Inventory	(698,690)	(74,639)	1,948,095
Prepaid expenses and deposits	(53,196)	158,526	130,489
Accounts payable and accrued liabilities	(419,139)	356,631	(1,034,911)
Income taxes payable	(7,396,432)	510,551	1,983,014
Uncertain tax position	9,822,797	-	-
Deferred revenue	22,332	(14,002)	207,494
Lease liabilities	(426,884)	(59,340)	(310,394)
Cash provided by operating activities of continuing operations	1,365,653	904,620	3,261,255
Cash (used in) provided by operating activities of discontinued operations	(176,487)	6,861	68,599

INVESTING ACTIVITIES
Purchases of property and equipment	(406,733)	(51,483)	(521,579)
Proceeds from termination of sales-type lease and disposal of licenses	-	-	400,000
Purchases of licenses as part of Deep Roots acquisition	(3,413,647)	-	-
Proceeds from disposal of property and equipment	367,229
Cash used in investing activities of continuing operations	(3,453,151)	(51,483)	(121,579)
Cash provided by investing activities of discontinued operations	331,936	-	-

FINANCING ACTIVITIES
Settlement of earn out shares	-	-	(575,136)
Proceeds from issuance of debenture units	2,920,562	-	-
Principal repayments on promissory note payable	-	-	(2,026,667)
Principal repayments on convertible debentures	(677,732)	-	-
Interest paid in cash	(293,675)	-	(51,562)
Cancellation of shares	(276,730)	-	-
Cash provided by (used in) financing activities of continuing operations	1,672,425	-	(2,653,365)
Cash used in financing activities of discontinued operations	(405,253)	(7,591)	(45,551)

Effect of foreign exchange on cash	29,770	(365)	7,395
Change in cash during the year	(635,107)	852,042	516,754
Cash, beginning of year	3,260,568	2,408,526	1,891,772
Cash, end of year	2,625,461	3,260,568	2,408,526

Supplemental disclosure of cash flow information:
Income tax paid in cash	1,500,000	-	1,250,150
Interest paid in cash	293,675	-	51,562
Addition in right -of-use assets and lease liabilities	1,221,143	-	924,105

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

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

As at March 31, 2025, the Company had a working capital deficiency of $452,928 (March 31, 2024 - $6,908,835 and January 31, 2024 - $6,922,786) and an accumulated deficit of $76,820,943 (two months ended March 31, 2024 - $72,851,401 and year ended January 31, 2024 - $72,776,997). During the year ended March 31, 2025, the Company generated $1,365,653 of cash from operating activities, while during the two months ended March 31, 2024 and year ended January 31, 2024, operating activities generated cash of $904,620 and $3,261,255, respectively.

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

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the year ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

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

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at March 31, 2025 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC ("EFF") (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have a transition year of two months from February 1, 2024 to March 31, 2024. The Company's first full financial year under the new schedule covers the twelve months ended March 31, 2025.

In accordance with Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations, the comparative annual periods presented in these consolidated financial statements are the two months ended March 31, 2024 and twelve months ended January 31, 2024.

3. ACCOUNTING POLICIES

a) Significant accounting judgement, estimates and assumptions

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

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company have disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements not yet effective

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company will adopt ASU 2023-09 as of April 1, 2025. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its financial statements and disclosures.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not early adopted this standard. The Company is currently evaluating the impact of the adoption of this amendment.

c) Cash

Cash is held in financial institutions and at retail locations. The carrying value of cash approximates its fair value.

The failure of any bank in which C21 deposits funds may reduce the amount of cash available for operations or delay the ability to access such funds. C21 does not currently have a commercial relationship with a bank that has failed or has shown indications of experiencing operational distress, nor has C21 experienced delays or other issues in meeting its financial obligations. If banks and financial institutions where C21's cash is held enter receivership or become insolvent in response to financial conditions affecting the banking system and financial markets, its ability to access cash may be threatened and could have a material adverse effect on operations and financial condition of the Company.

As at March 31, 2025, the Company had FDIC coverage over $1,877,092 (two months ended March 31, 2024 - $876,783 and year ended January 31, 2024 - $965,157) of its cash balance.

d) Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

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

Goodwill is tested annually for any impairment, or more frequently in the case that events or circumstances indicate that the carrying amount of a reporting unit may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

For the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

i) Impairment of long-lived assets

Long-lived assets include property and equipment, right-of-use assets, and intangible assets with finite useful lives.

At the end of each fiscal year, the Company reviews the intangible assets estimated useful lives and amortization methods, with the effect of any changes in estimates accounted for on a prospective basis.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

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

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024.

The Company's cash, receivables, accounts payable and accrued liabilities are recorded at cost. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. The Company's note receivable is valued at amortized cost using the effective interest rate method. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risks arising from these financial instruments.

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash, trade receivables and note receivable. The Company mitigates its exposure to credit loss associated with cash by placing its cash in major financial institutions. As at March 31, 2025, the Company had cash of $2,625,461 (two months ended March 31, 2024 - $3,260,568 and year ended January 31, 2024 - $2,408,526). The counterparties to the trade receivables and note receivable have a strong credit profile, and as such, the Company has assessed the associated credit risk as low.

Financial instruments subsequently measured at amortized cost include note receivable, convertible promissory notes and convertible debentures.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at March 31, 2025, the Company had a working capital deficiency of $452,928 (two months ended March 31, 2024 - $6,908,835 and year ended January 31, 2024 - $6,922,786). Working capital deficiency includes a convertible promissory note with a carrying amount of $1,156,259, which is currently in dispute with a vendor, and the outcome of this dispute is yet to be determined (Note 22). Additionally, as at March 31, 2025, the Company had an income tax payable of $2,833,991 and an uncertain tax position of $9,822,797. These items include an estimated income tax for the current year from its U.S. subsidiaries of $4,151,650. To manage liquidity risk, the Company endeavours to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfil its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended March 31, 2025, the two months ended March 31, 2024 and the year ended January 31, 2024 had no exposure to foreign currency risk.

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

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of loss and comprehensive loss.

p) Loss per share

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

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

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended March 31, 2025, revenue from retail sales from continuing operations totaled $28,671,773 (two months ended March 31, 2024 - $4,163,292 and year ended January 31, 2024 - $25,314,672) and revenue from wholesale from continuing operations totaled $1,446,107 (two months ended March 31, 2024 - $301,658 and year ended January 31, 2024 - $2,970,528).

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of loss and comprehensive loss and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As of March 31, 2025, March 31, 2024 and January 31, 2024, the loyalty liability totaled $309,892 and $287,560 and $301,562, respectively, and is included in deferred revenue on the consolidated balance sheets.

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

4. ACQUISITION (continued)

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consist of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

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

a) Oregon reporting unit

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

Property and equipment include a building and fixtures previously used for cannabis operations. The long-term debt at March 31, 2024 consisted of a mortgage on the building held for sale, secured on February 1, 2015, with a maturity date of January 1, 2025. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. For the year ended March 31, 2025, interest expense on long-term debt was $12,933 (two months ended March 31, 2024 - $2,968 and year ended January 31, 2024 - $18,526). During the year ended March 31, 2025, repayments of $45,551 was made towards the mortgage (two months ended March 31, 2024 - $7,591 and year ended January 31, 2024 - $45,551). On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089.

On March 28, 2025, the Company completed the sale of its Canby building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. The transaction resulted in a gain on sale of $63,250, which is recognized within income from discontinued operations for the year ended March 31, 2025.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	4,725	25,179	31,430
Property and equipment	-	1,139,517	1,139,517
Total assets classified as held for sale	4,725	1,164,696	1,170,947

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	-	392,320	396,943
Total liabilities classified as held for sale	-	392,320	396,943

A summary of the Company's net loss from discontinued operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Expenses
Selling, general and administrative expenses	331,754	19,997	116,728
Loss on lease termination	-	-	13,419
Other expenses	(50,316)	2,968	18,526
Net loss from discontinued operations before income tax expense	(281,438)	(22,965)	(148,673)
Income tax expense	68,625	-	66,856
Net loss from discontinued operations after income tax expense	(212,813)	(22,965)	(81,817)

A summary of the Company's cash flows from discontinued operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Net cash (used in) provided by operating activities of discontinued operations	(176,487)	6,861	68,599
Net cash provided by investing activities of discontinued operations	331,936	-	-
Net cash used in financing activities of discontinued operations	(405,253)	(7,591)	(45,551)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Taxes receivable	51,868	16,368	13,829
Trade receivables	124,827	238,023	189,192
	176,695	254,391	203,021

There was no provision for expected credit losses on trade receivables as at March 31, 2025, March 31, 2024 and January 31, 2024.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

7. INVENTORY

A summary of the Company's inventory is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Finished goods	2,227,294	1,549,425	1,421,541
Work in process	1,558,428	1,136,096	1,139,116
Raw materials	265,703	180,533	148,064
	4,051,425	2,866,054	2,708,721

8. NOTE RECEIVABLE

As of March 31, 2025, the Company had a single note receivable totaling $802,766, representing the present value of a note issued in connection with the sale of a held-for-sale building (Note 5). The note has a principal balance of $850,000, bears interest at a fixed rate of 4% per annum, and has a term of 18 months from the date of issuance. The note receivable was discounted to its present value using a discount rate of 8%, reflecting the Company's assessment of market conditions and credit risk at the time of the sale.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. The note receivable is expected to mature in September 2026, at which point the Company anticipates receiving the full principal of $850,000 plus accrued interest.

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Land	-	500,000	500,000
Leasehold improvements	2,194,128	2,057,964	2,027,182
Furniture and fixtures	367,024	361,580	361,580
Computer equipment	6,659	6,659	6,659
Machinery and equipment	2,309,689	2,419,927	2,399,226
	4,877,500	5,346,130	5,294,647
Less: Accumulated depreciation	(2,211,900)	(1,955,197)	(1,861,553)
	2,665,600	3,390,933	3,433,094

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the year ended March 31, 2025 was $585,120 (two months ended March 31, 2024 - $93,644 and year ended January 31, 2024 - $559,712). During the year ended March 31, 2025 - $477,591 (two months ended March 31, 2024 - $81,301 and year ended January 31, 2024 - $474,172) of the total depreciation was allocated to inventory.

During the year ended March 31, 2025, the Company disposed of equipment with total cost of $375,363 and accumulated depreciation of $328,417, receiving $6,278 in cash and land with total cost of $500,000 for cash of $360,951 and incurred transfer fees of $24,025. As a result, during the year ended March 31, 2025, the Company recorded a loss on disposal of assets of $155,692 (two months ended March 31, 2024 - $nil and year ended January 31, 2024 - $11,655).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (continued)

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 14).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Licenses	15,423,921	12,010,274	12,010,274
Brands	644,800	644,800	644,800
Customer relationships	1,540,447	1,540,447	1,540,447
	17,609,168	14,195,521	14,195,521
Less: accumulated amortization	(9,516,505)	(7,908,931)	(7,712,656)
	8,092,663	6,286,590	6,482,865

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired two licenses with total fair value of $3,413,647 and estimated useful life of 10 years.

During the year ended March 31, 2025, the Company recognized amortization expense on intangible assets of $1,607,574 (two months ended March 31, 2024 - $196,275 and year ended January 31, 2024 - $1,332,507). Of the total amortization expense, $9,091 (two months ended March 31, 2024 - $1,393 and year ended January 31, 2024 - $9,071) was allocated to inventory.

b) Goodwill

For the year ended March 31, 2025, the Company had goodwill of $28,541,323 (two months ended March 31, 2024 - $28,541,323 and year ended January 31, 2024 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the year ended March 31, 2025.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Accounts payable	1,049,610	1,456,637	1,188,133
Accrued liabilities	486,043	524,058	415,323
EFF settlement accrual (Note 22)	612,500	612,500	612,500
	2,148,153	2,593,195	2,215,956

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE PROMISSORY NOTES

A summary of the Company's convertible promissory notes denominated in US$ is as follows:

$
Balance, January 31, 2022	1,281,442
Payment	(41,600)
Interest expense	1,600
Effect of foreign exchange	(85,183)
Balance, March 31, 2025 and 2024, January 31, 2024 and 2023	1,156,259

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per common stock. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is engaged in an ongoing dispute with the vendors over repayment (Note 22). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in US$ while the functional currency of the Company is Canadian dollars. On June 13, 2021, the conversion feature expired and as a result the fair value of the conversion feature is $nil.

13. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placement	1,954,534
Accretion	509,871
Interest	293,675
Payment of interest	(293,675)
Repayment of principal	(677,732)
Effect of foreign exchange	(98,489)
Balance, March 31, 2025	1,688,184

Current portion	977,817
Non-current portion	710,367

14. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, dispensary, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842 Leases. A summary of the Company's active leases under contract as at March 31, 2025 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	7.68	Operating lease
Silver State Relief LLC (Sparks)	Land and building	11.68	Operating lease
Silver State Relief LLC (Fernley)	Land and building	11.68	Operating lease
Silver State Relief LLC (Reno)	Land and building	9.25	Operating lease

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the year ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the year ended March 31, 2025, the Company incurred operating lease costs of $1,597,609 (two months ended March 31, 2024 - $241,678 and year ended January 31, 2024 - $1,446,208). Of these amounts, during the year ended March 31, 2025 - $812,368 were allocated to inventory (two months ended March 31, 2024 - $135,395 and year ended January 31, 2024 - $812,368).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

14. LEASE LIABILITIES (continued)

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
Weighted average discount rate	10%	10%	10%
Weighted average remaining lease term (years)	9.60	10.61	10.77

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at March 31, 2025 is as follows:

Year ending March 31,	$
2026	1,536,201
2027	1,582,287
2028	1,629,756
2029	1,678,649
Thereafter	10,090,378
Total undiscounted lease liabilities	16,517,271
Effects of discounting	(6,215,216)
Total present value of minimum lease payments	10,302,055
Current portion of lease liability	530,931
Lease liabilities	9,771,124

As at March 31, 2025, the Company had total undiscounted lease liabilities of $16,517,271 (two months ended March 31, 2024 - $15,999,875 and year ended January 31, 2024 - $16,218,421) pertaining to lease liabilities.

15. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2023	239,700
Gain on change in fair value of derivative liability	451,372
Settlement	(575,136)
Effect of foreign exchange	(7,703)
Balance, January 31, 2024	108,233
Gain on change in fair value of derivative liability	(22,189)
Effect of foreign exchange	(1,173)
Balance, March 31, 2024	84,871
Gain on change in fair value of derivative liability	(52,257)
Effect of foreign exchange	(4,790)
Balance, March 31, 2025	27,824

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at March 31, 2025, March 31, 2024 and January 31, 2024, the total number of remaining earn out shares is 1,207,200.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2023	120,047,814	105,445,792
Share-based compensation	-	22,128
Balance, January 31, 2024 and March 31, 2024	120,047,814	105,467,920
Warrants issued in private placement	-	966,028
Share-based compensation	-	849,559
Cancellation of shares	(2,051,000)	(276,730)
Balance, March 31, 2025	117,996,814	107,006,777

On February 2025, the Company repurchased 2,051,000 common shares in a private transaction for a total cost of $256,375 (CAD $363,181). The repurchased shares were subsequently cancelled.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at, March 31, 2025, and March 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares.

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2023	3,240,000	1.18	1.10
Expired	(2,040,000)	1.00	-
Balance, January 31, 2024	1,200,000	1.50	0.31
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	1.60
Expired	(1,200,000)	1.50	-
Balance, March 31, 2025	4,000,000	0.55	1.60

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. The allocated value of these warrants is $966,028.

A summary of the Company's outstanding and exercisable warrants as at March 31, 2025, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

As at March 31, 2025, March 31, 2024 and January 31, 2024, outstanding and exercisable warrants had intrinsic values of $nil, $nil and $nil, respectively.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL (continued)

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

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2023	4,810,000	0.75	0.86
Expired/forfeited	(3,710,000)	0.73
Balance, January 31, 2024	1,100,000	0.84	0.88
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	2.12
Expired	(1,100,000)	-	-
Balance, March 31, 2025	5,425,000	0.53	2.12

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at March 31, 2025, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
May 13, 2027	0.53	5,425,000	1,808,333
	0.53	5,425,000	1,808,333

As at March 31, 2025, March 31, 2024 and January 31, 2024, outstanding and exercisable stock options had intrinsic values of $nil, $nil and $nil, respectively.

During the year ended March 31, 2025, the Company recorded share-based compensation expense on vesting of stock options of $849,559 (two months ended March 31, 2024 - $nil and year ended January 31, 2024 - $22,128).

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the year ended March 31, 2025:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

17. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Accounting and legal	486,228	110,240	892,733
Depreciation and amortization	1,706,012	207,225	1,408,976
License fees, taxes, and insurance	1,522,962	241,436	1,603,921
Office facilities and administrative	447,826	79,579	384,585
Operating lease costs	785,241	106,283	633,840
Other expenses	329,852	45,664	907,918
Professional fees and consulting	727,510	65,174	522,899
Salaries and wages	4,138,075	594,569	3,156,440
Sales, marketing, and promotion	207,634	21,581	75,561
Share-based compensation	849,559	-	22,128
Shareholder communications	19,071	2,465	16,523
Travel and entertainment expense	57,314	12,178	52,214
	11,277,284	1,486,394	9,677,738

18. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The Chief Operating Decision Maker ("CODM") is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary indicators of segment performance. The CODM also reviews key categories of operating expenses including General and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	30,117,880	-	30,117,880
Gross profit	12,558,940	-	12,558,940
Operating expenses:
General and administration	(5,164,126)	(2,564,712)	(7,728,838)
Sales, marketing, and promotion	(207,634)	-	(207,634)
Operating lease cost	(785,241)	-	(785,241)
Depreciation and amortization	(1,613,898)	(92,114)	(1,706,012)
Share-based compensation	-	(849,559)	(849,559)
Interest expense and others	(1,138)	(885,597)	(886,735)
Net income (loss) from continuing operations before income tax expense	4,786,903	(4,391,982)	394,921

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

18. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for two months ended March 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	4,464,950	-	4,464,950
Gross profit	1,776,300	-	1,776,300
Operating expenses:
General and administration	(745,101)	(406,204)	(1,151,305)
Sales, marketing, and promotion	(21,581)	-	(21,581)
Operating lease cost	(106,283)	-	(106,283)
Depreciation and amortization	(191,873)	(15,352)	(207,225)
Share-based compensation	-	-	-
Interest expense and others	9,207	22,191	31,398
Net income (loss) from continuing operations before income tax expense	720,669	(399,365)	321,304

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	28,285,200	-	28,285,200
Gross profit	11,149,766	-	11,149,766
Operating expenses:
General and administration	(4,773,840)	(2,763,393)	(7,537,233)
Sales, marketing, and promotion	(75,561)	-	(75,561)
Operating lease cost	(633,840)	-	(633,840)
Depreciation and amortization	(1,316,170)	(92,806)	(1,408,976)
Impairment loss	(1,202,227)	-	(1,202,227)
Gain on termination of sales-type lease	-	503,544	503,544
Share-based compensation	-	(22,128)	(22,128)
Interest expense and others	(29,387)	(485,301)	(514,688)
Net income (loss) from continuing operations before income tax expense	3,118,741	(2,860,084)	(258,657)

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

Entity-wide disclosures

All revenue for the year ended March 31, 2025, March 31, 2024 and January 31, 2024 was earned in the United States.

For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, no customer represented more than 10% of the Company's net revenue. As at March 31, 2025, March 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Nevada	12,058,882	11,637,758	11,762,392
Discontinued operations (Oregon)	-	500,000	500,000
	12,058,882	12,137,758	12,262,392

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

19. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2025 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2026	746,972	789,229	1,536,201
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,885	8,361,372
	9,747,261	6,770,010	16,517,271

20. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,630,273	4,917,482	4,961,727
Due to the Chief Financial Officer ("CFO")	557	770	561
	4,630,830	4,918,252	4,962,288

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Consulting fees paid to a director	60,000	30,000	65,000
Amounts paid to CEO or companies controlled by CEO for leases	768,143	126,756	1,001,214
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	-	2,078,229
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	38,462	200,000
Salary paid to directors and officers	489,042	92,420	438,162
Share-based compensation	513,735	-	22,128
	2,030,920	287,638	3,804,733

On June 5, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

21. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Net loss from continuing operations after income taxes	(3,756,729)	(51,439)	(3,223,468)
Net loss from discontinued operations after income taxes	(212,813)	(22,965)	(81,817)
Net loss	(3,969,542)	(74,404)	(3,305,285)
Weighted average number of common shares outstanding	119,794,951	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	793,093	2,833,093	2,833,093
Diluted weighted average number of common shares outstanding	120,588,044	122,880,907	122,880,907
Basic and diluted loss per share, continuing operations	(0.03)	(0.00)	(0.03)
Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)	(0.00)
Basic and diluted loss per share	(0.03)	(0.00)	(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, the number of warrants excluded from the computation was 4,000,000, 1,200,000 and 1,200,000, respectively. For the year ended March 31, 2025, two months ended March 31, 2024, and the year ended January 31, 2024, the number of stock options excluded from the computation was 1,803,333, 1,100,000 and 899,999, respectively. In addition, for the year ended March 31, 2025, two months ended March 31, 2024 and the year ended January 31, 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 15) as the market price of the common shares has not been high enough to trigger an earn out event.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

22. CONTINGENCIES (continued)

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

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876.  By court order on September 8, 2024, the Company's motion was granted in full, awarding the Company $107,622.50 in attorney's fees, and $1,252 in costs.  On October 8, 2024, the parties stipulated, and the Court granted, abatement of the matter until April 9, 2025.  On October 30, 2024, the plaintiffs appealed the order, which is pending before the court.  The Company's collection efforts are ongoing through garnishment procedures.

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

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The current trial date is scheduled for three weeks in September 2025. It is too early to predict the resolution of the claims and counterclaims.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES

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

A summary of the Company's components of the income tax expense for continuing operations is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Current
Canadian	-	-	-
US Federal and State	4,054,018	510,550	3,233,053
Total current income tax expense	4,054,018	510,550	3,233,053

Deferred
Canadian	-	-	-
US Federal and State	97,632	(137,807)	249,072
Total deferred income tax expense (recovery)	97,632	(137,807)	249,072

Total income tax expense	4,151,650	372,743	3,482,125

A summary of the Company's domestic and foreign components of income (loss) before income taxes for continuing operations were as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Canadian	(2,758,921)	(197,486)	(2,141,166)
United States	3,153,842	518,790	2,399,823
Income before income taxes	394,921	321,304	258,657

Section 80E of the Internal Revenue Code ("IRC") prohibits taxpayers engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting ordinary and necessary business expenses (excluding cost of goods sold) from gross income. While Section 280E was originally enacted to address criminal market participants, its application has been extended by the Internal Revenue Service ("IRS") to include state-legal cannabis businesses, as cannabis remains classified as a Schedule I controlled substance under federal law. As a result, cannabis businesses operating in states that conform to the IRC are similarly disallowed from deducting ordinary business expenses for state tax purposes.

Management asserts, based on a legal opinion provided by Greenspoon Marder, that Section 280E should not apply to the Company’s operations. This constitutes an uncertain tax position. In accordance with ASC 740, this position does not meet the "more likely than not" recognition threshold, but management believes it is supported by a reasonable basis standard.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax is as follows:

	Year ended	Two months ended	Year ended
	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Income for the year	394,921	321,304	258,657
Statutory rate	27%	27%	27%

Income tax expense (recovery) at statutory rate	(82,602)	57,498	(74,152)
IRC section 280E disallowance	230,890	265,584	1,954,392
Foreign tax rate differential	606	5,526	16,068
Change in foreign exchange rates and other	145,186	55,019	21,188
Uncertain tax position, inclusive of interest and penalties	3,630,467	48,080	(354,637)
Change in valuation allowance	413,213	(671)	(50,016)
Payable adjustment to provision versus statutory tax returns	(146,592)	78,204	1,153,756
Deferred adjustment to provision versus statutory tax returns	(39,518)	(136,497)	824,220
Other	-	-	(8,694)
	4,151,650	372,743	3,482,125

A summary of the Company's deferred tax asset (liability) significant components is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Deferred tax assets
Share issuance costs and financing fees	-	268	1,610
Allowable capital losses	127,977	131,019	132,394
Non-capital losses	5,623,310	5,180,776	5,170,743
Intangible assets	83,871	80,636	82,004
Goodwill	749	-	6,606
Lease liabilities	831,988	1,032,671	1,048,101
Derivative liability	7,513	22,915	29,223
Property and equipment	2,688	4,013	3,686
ARO	-	14,008	14,187
Other	3	-	-
Total deferred tax assets	6,678,099	6,466,306	6,488,554
Valuation allowance	(5,839,472)	(5,260,681)	(5,261,352)
Total net deferred tax assets	838,627	1,205,625	1,227,202

Deferred tax liabilities
Right-of-use assets	(873,444)	(942,784)	(959,509)
IRC 481(a) adjustments	-	(140,998)	(283,658)
Total deferred tax liabilities	(873,444)	(1,083,782)	(1,243,167)
Net deferred tax asset (liability)	(34,817)	121,843	(15,965)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of March 31, 2025. Amounts classified as part of the disposal group as of March 31, 2023 have been reclassified to continuing operations under ASC 360-10-20.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, based on a legal opinion from Greenspoon Marder, management has concluded that Section 280E should not apply to the Company’s operations. This represents an uncertain tax position that, while supported by a reasonable basis, does not meet the "more likely than not" threshold for recognition under ASC 740.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended March 31, 2025, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the year ended March 31, 2025 was an increase of $409,860.

The Company had net operating loss ("NOL") carryforwards for Canada, U.S. federal and state income tax purposes of approximately $20,204,090 and $2,227,032, respectively, as of March 31, 2025. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2034.

As of March 31, 2025, the Company had Canadian capital losses of approximately $473,989 with no expiry date. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. The Company may, in the future, experience one or more additional Section 382 "ownership changes." If so, the Company may not be able to utilize some of its carryforwards or other tax attributes, even if the Company achieves profitability in the jurisdiction of the carryforwards or other tax attributes.  The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation, due to the significant cost and complexity associated with such a study. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization.  Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The uncertain tax position arises from management’s position that Section 280E does not apply to the Company. As a result, the Company has claimed deductions—including those for selling, general and administrative expenses —that would otherwise be disallowed under Section 280E.

As of March 31, 2025, the total amount of gross unrecognized tax benefits was $11,608,606, which includes interest and penalties. As of March 31, 2025, $nil of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $1,662,683 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the year ended March 31, 2025, the Company recorded interest of $940,269 and penalties of $498,294 on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2022 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2022 and forward are subject to examination for state purposes. The tax return for the 2021 fiscal year is also subject to examination by tax authorities in Canada.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024

(Expressed in U.S. dollars, except as noted)

23. INCOME TAXES (continued)

The aggregate change in the balance of gross unrecognized tax (benefits) liabilities, excluding penalties and interest, is as follows:

	March 31, 2025	March 31, 2024	January 31, 2024
	$	$	$
Beginning balance	(94,883)	(91,186)	789,112
Increase due to tax positions taken during current year	2,482,136	-	5,059
Decrease in balance as a result of lapse of the applicable statute of limitations	-	-	(171,314)
Increase in balance due to tax positions taken during prior years	7,687,908	-	-
Decrease in balance due to tax positions taken during prior years	94,883	(3,697)	(714,043)
Ending balance	10,170,044	(94,883)	(91,186)

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

24. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	27,824	27,824
Fair value measurements at March 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	84,871	84,871
Fair value measurements at January 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	108,233	108,233

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

25. SUBSEQUENT EVENT

During April and May 2025, the Company repurchased 134,500 common shares under its Normal Course Issuer Bid (NCIB) program through open market transactions. The shares were acquired at an average price of $0.14 (CAD $0.20) per share, for a total cost of $18,959 (CAD $26,881). The repurchased shares were subsequently cancelled. The NCIB program, as authorized under Form 17A, allows the Company to repurchase up to 6,002,390 common shares, and as of May 31, 2025, 5,867,890 shares remain available for repurchase under the program.

Item 19. Exhibits
Exhibit Number	Name

1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.2	Trust Indenture dated May 6, 2024, between the Company and Alliance, as trustee, registrar and transfer agent
4.1	Stock Option Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.2	Restricted Share Unit Plan (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
4.3	Consulting Services Agreement Second Amendment dated September 1, 2023, between the Company and CB1 Capital Advisors LLC (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
4.4	Asset Purchase Agreement, dated August 18, 2023, between a subsidiary of the Company and Deep Roots Harvest, Inc. (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 24, 2024)
8.1	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended March 31, 2025
15.2	Change of Auditor and Notice Letters (incorporated by reference from our Form 6-K filed with the SEC on January 19, 2024)
15.3	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:  /s/ Sonny Newman

Name: Sonny Newman

Title: President and Chief Executive Officer

Date: June 23, 2025