Form 20-F
period 2026-03-31
C21 Investments Inc.
filed 2026-06-12
CIK 831609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2026

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2026, 117,836,067 common shares of the Registrant were issued and outstanding.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 31, 2026 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3939.

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

Ninety-four percent (94%) of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult- use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 ("CSA"), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

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

The Company is currently aware of 47 states of the United States, the District of Columbia, and four out of five U.S. territories, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Additionally, the sale and adult-use of recreational cannabis is legal in 24 U.S. states and the District of Columbia, including: Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, and Washington. At the federal level, however, adult-use cannabis currently remains a Schedule I controlled substance under the CSA while state-legal medical marijuana and drugs containing marijuana which have been approved by the Food and Drug Administration ("FDA") have recently been rescheduled to Schedule III. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. Schedule III drugs have currently accepted medical use in treatment in the United States and abuse of the drug may lead to moderate or low physical dependence or high psychological dependence, As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. Even with the rescheduling of state-medical marijuana and FDA approved drugs, if those substances are not manufactured, possessed, and distributed pursuant to the CSA, these activities remain illegal.

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

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and adult-use cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the Drug Enforcement Agency ("DEA") reschedules all forms of cannabis and establishes a pathway for state-legal cannabis operators to comply with the CSA or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the U.S. Currency and Foreign Transactions Reporting Act of 1970 ("Bank Secrecy Act"). Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

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

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then U.S. Deputy Attorney General, James Cole, authorized the Cole Memo (as defined herein) addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memo outlined certain priorities for the U.S. Department of Justice ("DOJ") relating to the prosecution of cannabis offenses. In particular, the Cole Memo noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

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

In October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. On August 29, 2023, HHS delivered a recommendation to move cannabis from Schedule I to Schedule III to the DEA.

On May 21, 2024, the DEA published a proposed rule in the Federal register by which it proposed to transfer marijuana from Schedule I of the Controlled Substances Act to Schedule III. The DEA stated that the re-scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "if the transfer to Schedule III is finalized, the regulatory controls applicable to Schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to Schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act."

On August 29, 2024, the DEA announced in the Federal Register that it would be holding a hearing on December 2, 2024, to address procedural and scheduling matters. Merits-based hearings were set to begin on January 1, 2025, with testimony from government witnesses, but these hearings were stayed indefinitely and later terminated. Meanwhile, federal litigation alleging impropriety by DEA in connection with the rescheduling remains pending. On December 18, 2025, President Trump signed an executive order directing U.S. Attorney General Pam Bondi to complete the rescheduling process in an "expeditious manner."

On April 23, 2026, the DOJ announced that it placed FDA-approved marijuana products and products containing medical marijuana subject to a qualifying state-issued license in Schedule III and announced that the DEA would be withdrawing the prior notice of hearing and terminating those proceedings.  The DEA will hold new administrative hearings beginning on June 29, 2026.

On April 28, 2026, the DEA issued rules in the Federal Register rescheduling FDA-approved marijuana products and products containing medical marijuana from a state medical marijuana license from Schedule I to Schedule III of the CSA ("Rescheduling Rule"). The Rescheduling Rule also created an expedited process for state medical marijuana licensees to register with the DEA enabling these entities holding state medical marijuana licenses to engage in the manufacture, distribution, and/or dispensing of marijuana for medical purposes under federal law. The Rescheduling Rule did not appear to address or amend the legality of adult-use marijuana which are subject to the new administrative hearings beginning on June 29, 2026.

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

The Company may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, the Company has maintained banking relations with three banks and credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), FFB-First Fresno Bank(California) and Greater Nevada Credit Union (Nevada). Through these banks and credit unions, the Company is able to access banking services to support its Nevada cannabis operations.

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

The February 2014 U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") Guidance (as defined herein), sets forth certain circumstances whereby it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, as discussed above, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on the FinCEN Guidance which could be revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses.

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

The Company's employees and personnel may use generative artificial intelligence ("AI") technologies to assist with their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. The Company's use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If the Company are unable to use generative AI, this could make its business less efficient and result in competitive disadvantages.

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

The U.S. government announced tariffs on product imports from certain countries and subsequently announced a 90-day suspension of such tariffs other than with respect to China. Thereafter, on May 12, 2025, the U.S. and China announced that the countries have agreed to a reduction in the previously imposed tariffs for a 90-day period. The current environment is dynamic and uncertain, as the U.S. President has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025. These actions have resulted in reciprocal tariffs or other countermeasures from other countries, and may result in further retaliatory measures on U.S. goods. If implemented and maintained, these tariffs and the potential escalation of trade disputes could pose a risk to our business that could affect our revenue and our expenses as certain of our inputs are manufactured in Asia. Our domestic suppliers may incur tariffs leading to increased prices. We are closely monitoring this evolving situation and evaluating our responses, which may include shifts in sourcing strategies, price adjustments, or other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the financial and competitive impacts of such tariffs or trade restrictions. In addition, changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S., which could adversely affect demand for our products and services. At this time, the overall impact on our business related to these tariffs and trade policies remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges. Further, actions we take to adapt to new tariffs or trade restrictions may increase risk or may cause us to modify our operations, which could be time-consuming and expensive; impact pricing, which could impact our sales, profitability, and our reputation; or cause us to forgo business opportunities.

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

Currently, U.S. state licensed adult-use cannabis businesses are assessed at a comparatively high effective U.S. federal income tax rate due to Section 280E of the Internal Revenue Code of 1986, as amended (the "Code"), which prohibits businesses associated with trafficking in Schedule I and II substance from deducting certain expenses. The IRS has invoked Section 280E of the Code in tax audits against various cannabis businesses in the United States that are permitted under applicable U.S. state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. In addition, on June 28, 2024, the IRS published a press release reminding taxpayers that cannabis remains a Schedule I controlled substance until a final rule is published that reschedules cannabis and, therefore, cannabis is still subject to the limitations of Section 280E of the Code, and stating that taxpayers that have filed amended returns seeking a refund of taxes paid related to Section 280E of the Code are not entitled to a refund or payment and that the IRS is taking steps to address these claims. While there are currently several pending cases before various U.S. administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E of the Code favourable to cannabis businesses. Given these facts, the impact of any such challenges cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

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

The Rescheduling Rule has moved FDA approved drugs containing cannabis and state-licensed medical cannabis to Schedule III making 280E inapplicable to these forms of marijuana. Unless and until adult-use marijuana is rescheduled, 280E continues to apply to that form of marijuana. On April 23, 2026, the IRS announced that it will issuing guidance in light of Rescheduling. It is currently unclear how Rescheduling will impact Company's operations.

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

As of the date of this Annual Report the outstanding balance of Swell Earn-Out Shares is zero.

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

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands make up over 37% of sales in the dispensaries.  With the addition of our third dispensary, wholesale sales fell to $1.3 million during the year ended March 31, 2026 ($1.5 million March 31, 2025).

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

Silver State had total retail sales of $31.3 million during the year ended March 31, 2026 as compared to $28.7 million in the year ended March 31, 2025.

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

Banking and Processing

In Nevada, the Company deposits funds from its operations into its bank accounts held at FFB-First Fresno Bank, Greater Nevada Credit Union and at Partner Colorado Credit Union through Safe Harbor Private Banking services.  The Company is fully transparent with its banking partners regarding the nature of its business.

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

In-Store Pickup, Drive-thru window and Delivery

The Company's Nevada retail locations offer in-store pickup and delivery utilizing the leading third-party service providers, a leading cannabis sales and fulfillment web-based application. The Company added a Drive-thru window at our Sparks dispensary in the year end January 31, 2024.  The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and is well poised to utilize strategic third-party service providers.

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

In addition, the Company owns three (3) website domains including: www.cxxi.ca, www.phantom-farms.com, and www.silverstaterelief.com, along with numerous social media accounts across all major platforms.

C. Organizational Structure

The Company conducts its business as the parent company to the following six (6) significant subsidiaries in the United States:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity

320204 US Holdings	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp	USA	100%	USD	Holding Company
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Workforce Concepts 21, Inc	USA	100%	USD	Payroll and benefits services

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

Our Canby, Oregon facility located at 24700 S Mulino Road, Canby, OR 97013 has been sold during the year ended March 31, 2025.

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

Financial statements included in this Annual Report for the fiscal year ended March 31, 2026, March 31, 2025 and two months ended March 31, 2024, were prepared in conformity with U.S. GAAP.

Financial Information for three years to FY 2026 in accordance with U.S. GAAP

The following table presents selected financial information for the year ended March 31, 2026, March 31, 2025 and two months ended March 31, 2024.

			Two months
C21 Investments Inc., PROFIT AND LOSS	Year ended	Year ended	ended
	31-Mar-26	31-Mar-25	31-Mar-24

Revenue	32,614,513	30,117,880	4,464,950
Inventory expensed to cost of sales	19,009,393	17,558,940	2,688,650
Gross profit	13,605,120	12,558,940	1,776,300
Gross Margin%	41.7%	41.7%	39.8%
Expenses
General and administration	8,234,388	7,728,838	1,151,305
Sales, marketing, and promotion	241,063	207,634	21,581
Operating lease cost	834,421	785,241	106,283
Depreciation and amortization	1,780,182	1,706,012	207,225
Share based compensation	236,779	849,559	-
Total expenses	11,326,833	11,277,284	1,486,394

Income from operations	2,278,287	1,281,656	289,906
Income from operations%	7.0%	4.3%	6.5%
Other items
Interest expense	(187,241)	(293,675)	-
Accretion expense	(372,018)	(509,871)	-
Other Income (loss)	(369,398)	(135,446)	9,209
Gain on change in fair value of derivative liabilities	29,160	52,257	22,189
Net income (loss) from continuing operations before income taxes	1,378,790	394,921	321,304
Income tax expense	(4,614,428)	(4,151,650)	(372,743)
Net income (loss) from continuing operations after income taxes	(3,235,638)	(3,756,729)	(51,439)

Net loss from discontinued operations	(8,080)	(212,813)	(22,965)

Net income (loss)	(3,243,718)	(3,969,542)	(74,404)

Income (loss) from continuing operations per share, basic and diluted	(0.03)	(0.03)	(0.00)
Basic and diluted income (loss) per share	(0.03)	(0.03)	(0.00)
Distributions or cash dividends	n/a	n/a	n/a
Weighted average number of shares outstanding - basic	117,910,795	119,794,951	120,047,814
Weighted average number of shares outstanding - diluted	118,466,588	120,588,044	122,880,907

All the current and comparative figures are in U.S. GAAP.

"Revenue" includes retail revenues from our three stores and wholesale revenue from our cultivation operations.  Financial Year ("FY") and the year ended March 31, 2026 ("FY2026") and the year ended March 31, 2025 ("FY2025") are defined here.  FY 2026 revenues increased versus FY 2025 by 8.3% to $32.6 million.  This increase is mainly due to a full year of operations in our third store.  State of Nevada sales were down 10.0% over the comparative period.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  With the expansion of our cultivation facility our cost of production has come down due to economies of scale.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" increased by $1.05 million in FY 2026 to $13.61 million (41.7% of Revenue) versus FY 2025 of $12.56 million (41.7% of Revenue), mainly due to economies of scale with the added third store.

"Income from operations" Income from operations for FY 2026 increased to $2.3 million, up 78% versus FY 2025 of $1.3 million.  This result is due to increased gross profit of $1.0 million, a decrease in share-based compensation expense (a non-cash expense) of $0.6 million, offset by small increases in other expenses.

Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  FY 2026 costs were $8,234,388 versus $7,728,838 (FY2025), an increase of $505,550 (6.5%) due to increased salaries, wages and professional fees.

"Operating lease cost" is the cost of our facility leases not included in cost of sales and were $834,421 in FY 2026 versus $785,241 in FY 2025.  The increase is due to the addition of our third store.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in FY2026 was $1,780,182 versus $1,706,012 in FY 2025.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.  The decrease of $612,780 in FY 2026 is due to no issuance of stock options in FY2026.

Other Items

"Interest expense" in FY2026 decreased to $187,241 versus $293,675 in FY 2025 due to repayment of the 12% convertible debentures during the year.

"Accretion expense" in FY2026 decreased to $372,018 versus $509,871 in FY2025 due to repayment of the 12% convertible debentures during the year.

"Other income (loss)" in FY2026 is a loss of $369,398 versus a loss of $135,446 in FY 2025.  This is due mainly to the settlement of the Eco Firma Farms litigation.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn-out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period will result in a reduction in net income and vice versa.  In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment.  Of the 6.0 million original Swell Earn-Out shares 1.2 million remain outstanding as at year end March 31, 2026. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain.  As of March 31, 2026, the fair value of the remaining shares making up the derivative liability have been written down to zero.

The Swell Earn-Out shares expired May 24, 2026.

"Provision for income taxes" for FY 2026 of $4,614,428 is up from $4,151,650 in FY2025.  The Company had more taxable income in the current year as well as interest and penalties relating to prior years.

"Other comprehensive income (loss)" specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (recorded in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'.  The revenues and expenses pertaining to the Oregon operations are shown in this line item.  We have had no active business in Oregon since early 2022.  There is no effect of this treatment on our revenues (FY2026 -$nil, FY2025-$nil) and our gross profit (FY2026-$nil, FY2025-$nil) and an increase to our income from operations and net income of (FY 2026-$8,080, FY2025-$212,813).  There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry.  Our remaining two properties in Oregon were both sold to third parties in FY 2025.

Fourth Quarter

LAST EIGHT QUARTERS, except as noted	(000's unless noted)
	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24
Inventory	4,591	4,257	4,767	4,163	4,051	3,885	3,975	3,300

Revenues	7,450	8,141	8,470	8,553	8,106	7,908	7,509	6,596
Income (loss) from operations, adding back share based compensation	531	404	1,279	301	974	1,122	454	(418)

Adjusted EBITDA	1,181	1,051	2,216	1,069	1,692	1,568	1,295	311
Income (loss) from continuing operations	(1,388)	(609)	(482)	(757)	(1,530)	(81)	(759)	(1,386)
*per common share, basic & diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)
Profit (loss) attributable to owners	(1,377)	(624)	(448)	(842)	(1,563)	(1)	(845)	(1,412)
*per common share basic & diluted	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

Revenues continued to grow in the last 12 months with the opening of our third store in South Reno on June 26, 2024. Inventory balance at March 31, 2026, increased by $1.3 million since June 30, 2024 due mainly to the opening of our third store.  Adjusted EBITDA for quarter-ended March 31, 2026, was up slightly from the quarter-ended December 31, 2025.  See non-GAAP financial measures below.

Federal corporate income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the U.S Internal Revenue Code.  Share-based compensation is a non-cash expense.  Therefore, the measure of income from operations (before taxes), adding back share-based compensation is a useful measure.

Adjusted EBITDA for the full year ended March 31, 2026 (FY 2026) is $5.52 million, an increase of $650,461 from FY 2025 of $4.87 million. See explanation of non-GAAP financial measures below.

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

Adjusted EBITDA
	Year ended	Year ended	2 months ended
	March 31, 2026	March 31, 2025	March 31, 2024
Net Income (loss)	$(3,243,718)	$(3,969,542)	$(74,404)

Interest, accretion expenses, net	559,259	803,546	-
Provision for income taxes	4,614,428	4,151,650	372,743
Depreciation and amortization	1,780,182	1,706,012	207,225
Depreciation and interest in cost of sales	812,368	812,366	135,395
EBITDA	4,522,519	3,504,032	640,959

Change in fair value of derivative liabilities	(29,160)	(52,257)	(22,189)
Share based compensation	236,779	849,559	-
Loss from discontinued operations	8,080	212,813	22,965
One-time special project costs	408,681	187,543	-
Production curtailment, inventory adjustments	-	28,700	-
Other gain/loss	369,398	135,446	(9,209)
Adjusted EBITDA	$5,516,297	$4,865,836	$632,526

Selected Annual Information

The following table summarizes selected information for the most recent three fiscal year ends.

Selected Balance Sheet (000's)	as at:
	31-Mar-26	31-Mar-25	31-Mar-24
Assets
Cash and other	3,716	3,453	5,272
Inventory	4,591	4,051	2,866
current	8,307	7,504	8,138

Property and equipment	2,299	2,666	3,391
Goodwill, Intangibles, Right of use	43,813	46,830	43,697
Total assets	54,419	57,000	55,226

Liabilities
Accounts payable	1,861	2,148	2,593
Convertible debentures and other	1,932	2,134	1,156
Income taxes payable	1,655	2,834	10,230
Deferred tax , other	939	841	1,067
current	6,387	7,957	15,047

Lease liabilities	9,136	9,771	9,120
Uncertain tax position	13,362	9,823	-
Convertible debentures	-	710	-
Other	100	63	85
Non-current financial liabilities	22,598	20,367	9,205

Equity	25,434	28,676	30,973
Total liabilities and equity	54,419	57,000	55,226

"Total Assets" decreased in the past year due to amortization of fixed assets offset by the increase in inventory.  Inventory has increased in the past couple of years due to the addition of our third dispensary in June 2024 for consideration of $3.5 million.  This acquisition reduced our cash balance, increased inventory to stock the new store, and increased intangibles.

"Current liabilities" has decreased mainly due to the change in our position on the 280E income taxes.  This change in position has moved much of the income tax payable balance to long term included in Uncertain tax position.  The convertible debenture balance increased with the issuance of 12% convertible debentures to assist in funding the acquisition of the third dispensary.  Reduction of current income taxes is due to making cash payment of income taxes during the year of $2.4 million (FY March 31, 2025 - $1.5 million).

"Non-current financial liabilities" has increased in the past couple of years with the change in our position on 280E income taxes.  Uncertain tax position is $13.4 million versus nil two years ago.

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management of the Company and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for year ended March 31, 2026, have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At March 31, 2026, the Company had cash of $2,234,306, a working capital surplus of $1,920,024 which we believe, but can provide no guarantee, will be sufficient to meet our anticipated operating expenses and capital expenditures requirements through at least the next 12 months.  The Company has generated significant positive cash flow for the year ended March 31, 2026, and the fiscal year ended March 31, 2025.  The Statement of Cash Flows for the year ended March 31, 2026, shows cash provided by continuing operations of $1.4 million ($1.4 million - year ended March 31, 2025).

The Company closed on the purchase of the South Reno Dispensary on June 7, 2024, which was paid for from cash on hand and the May 2024 Private Placement.

The Company acquired, for $3.5 million, a third retail dispensary as of June 7, 2024.  This store located in South Reno, Nevada opened for business on June 26, 2024.  The acquisition was paid for with cash on hand generated by the Company and a C$4.0 million financing completed in May 2024.  The Company is repaying C$160,000 per month plus interest on this debt.  The Company is also making periodic payments against its corporate income tax payable.

The Company does not have any other significant capital expenditure plans in the next 12 months.  While operations' cash flow has slowed as our local markets in general have slowed, we expect to continue to generate positive operations cash flow, and the addition of the third dispensary has improved our cash flow.

Additionally, as at March 31, 2026, the Company had current income tax payable of $1,654,854, and an uncertain tax position of $13,362,009.  See income tax discussion below.  To manage liquidity risk, the Company endeavors to ensure it has sufficient cash resources to meet its financial obligations. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

The following table is a summary of C21's balance sheet exposure to U.S. cannabis-related activities as of March 31, 2026:

2026
	Subsidiaries	Investments	Total
Current Assets	$7,988,396	$-	$7,988,396
Non-current Assets	46,112,101	-	46,112,101
Total Assets	$54,100,497	$-	$54,100,497
Current Liabilities	$6,819,019	$-	$6,819,019
Non-Current liabilities	20,010,954	-	20,010,954
Total Liabilities	$26,829,973	$-	$26,829,973

The following represents the portion of certain assets on C21's consolidated balance sheet that pertain to U.S. Cannabis activity as of March 31, 2026:

  Inventory: 100%

  Property plant & equipment: 100%

  Intangible assets and goodwill: 100%

  Notes receivable and deposits: 84%

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

D. Trend Information

United States Industry Background and Trends

The emergence of the legal cannabis sector in the United States, both for medical and adult-use, has been rapid as more states adopt regulations for its production and sale. Today an estimated 79% of Americans live in a state where cannabis is legal in some form and 54% of the population lives in states where it is fully legalized for adult-use.

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

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to a January 2026 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with only 11% saying cannabis should not be legal in any form.  In that survey, 89% of U.S. adults support legalizing cannabis either for medical and recreational use (55%) or medical use only (33%). These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 42 states and the District of Columbia have now legalized adult-use and/or medical cannabis, state-legal cannabis remains illegal under U.S. federal law as such operations are not completely compliant with the CSA.

Currently the Company only operates in the state of Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

United States Regulatory Environment

Under U.S. federal law, adult-use marijuana is currently a Schedule I drug while FDA-approved marijuana and state-legal medical marijuana are Schedule III. The CSA has five different tiers or schedules. A Schedule I drug means the DEA considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. Schedule III drugs have currently accepted medical use in treatment in the United States and abuse of the drug may lead to moderate or low physical dependence or high psychological dependence. The Company believes the CSA categorization of adult-use marijuana as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while some studies show cannabis is less harmful than alcohol, alcohol is not classified under the CSA.

Forty-two (42) states and the District of Columbia have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and FinCEN guidance in 2014.

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

Former United States Attorney General Sessions resigned on November 7, 2018, and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. Merrick Garland, President Biden's nominee to succeed Mr. Barr, was sworn in as the current United States Attorney General on March 11, 2021. During his campaign, President Biden stated a policy goal to decriminalize possession of cannabis at the federal level, but he has not publicly supported the full legalization of cannabis. In response to questions posed by Senator Cory Booker, Merrick Garland stated during February 2021 congressional testimony that he would reinstitute a version of the Cole Memo. He reiterated the statement that the Justice Department under his leadership would not pursue cases against Americans "complying with the laws in states that have legalized and are effectively regulating marijuana", in written responses to the Senate Judiciary Committee provided around March 1. President Donald J. Trump was sworn in as the 47th United States President on January 20, 2025, nominating Pamela Bondi to serve as Attorney General in his administration. Bondi served as the Attorney General from February 4, 2025 until April 2, 2026. Todd Blanche is currently the Acting Attorney General. It is not yet known whether the DOJ under President Trump will re-adopt the Cole Memorandum or announce a substantive cannabis enforcement policy in addition or in relation to the Rescheduling Rule.

Due to the CSA categorization of marijuana, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the Bank Secrecy Act. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

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

An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Code are being applied by the IRS to businesses operating in the adult-use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. Although the Reschuling Rule makes 280E inapplicable to state-legal medical marijuana, it is unlcear how that will impact the Company's operations.

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

Progressive federal legislation has been both introduced in the U.S. House of Representatives ("U.S. House") and received positive votes in recent years. There have been numerous proposals but two of the most prominent are the SAFE Banking Act and the MORE Act (both defined herein).

On September 26, 2019, the U.S. House passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. In the subsequent years, the SAFE Banking Act and the related SAFER Banking has been reintroduced numerous times but has not been signed into law.  While Congress may introduce and consider this and other legislation in the future that may address issues that are important to the Company, there can be no assurance of the content of any proposed legislation or that any pending legislation will ever be passed.

Further, the Marijuana Opportunity Reinvestment and Expungement Act, also known as the "MORE Act", is a proposal to legalize cannabis and expunge prior cannabis related convictions. Like the SAFE Banking Act, the MORE Act has been reintroduced multiple times but has not yet been signed into law. There can be no assurance that it will be passed in its current form or at all.

The Company continues to monitor U.S. federal law and the law in all jurisdictions where it is active, with respect to (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law.

On October 6, 2022, President Biden requested that the Secretary of Health and Human Services ("HHS") and the Attorney General initiate a review of cannabis scheduling pursuant to the Controlled Substances Act and federal law. Ultimately, this Rescheduling effort stalled indefinitely on January 13, 2025, the hearing was canceled by Chief Administrative Law Judge ("ALJ") John Mulrooney, and the proceedings were stayed indefinitely pending an interlocutory appeal brought by two private movants who sought to remove the DEA from its role as proponent of the proposed rescheduling through a motion which was denied.  ALJ Mulrooney later retired.

However, under President Trump, the Rescheduling Rule moved forward. On April 28, 2026, the DEA issued rules in the Federal Register rescheduling FDA-approved marijuana products and products containing medical marijuana from a state medical marijuana license from Schedule I to Schedule III of the CSA. The Rescheduling Rule also created an expedited process for state medical marijuana licensees to register with the DEA enabling these entities holding state medical marijuana licenses to engage in the manufacture, distribution, and/or dispensing of marijuana for medical purposes under federal law. The Rescheduling Rule did not appear to address or amend the legality of adult-use marijuana which are subject to the new administrative hearings beginning on June 29, 2026.

It remains to be seen how the Rescheduling Rule will apply to Company as its operations are not limited to medical marijuana and it is unclear as to whether Company can or will register with DEA. The Company continues to monitor the impacts and options in light of the Rescheduling Rule.

Nevada Regulatory Environment

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

In February 2017, the NDOT announced plans to issue "early start" adult-use marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired 90 days after January 1, 2018 (per Sec. 24 of LCB File No. T002-17). Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

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

Nevada Regulatory Framework

Nevada Revised Statues 678C and 678D regulate the Medical and Adult-Use of cannabis in Nevada.  Nevada Administrative Code 453D provides a regulatory framework that outlines the function of the CCB Marijuana program. Subsections of this chapter outline licensing and enforcement guidelines which guide the CCB.

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

Nevada Security Requirements

A licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the CCB and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed up for a minimum of 30 days in hard form. Cultivation and product manufacturing sites are not open to the public.

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

In June 2025, Senate Bill 168 ("SB 168") was signed into law. SB 168 revised cannabis related product packing, granted CCB the authority to place holds on unapproved cannabis products, allowed adult-use and medical production facilities  to engage in the acquisition, possession, packaing, supplying or selling of usable cannabis to adult-use retail stores or medical marijuana dispensaries, removed cannabis seeds from the definition of "usable cannabis", and authorizes cannabis cultivation facilities and cannabis production facilities to acquire, possess, deliver, transfer, supply or sell seeds of a plant, branded merchandise and supplies related to cannabis to persons located within and outside Nevada. Additionally, SB 168, prohibits packaging and laebling requirements from requiring: (1) a package of cannabis or cannabis products which is sold at wholesale  to  contain  any  label  or  tag  other  than  a  label  or  tag  necessary  for  the functionality of any computer software used for the seed-to-sale tracking of cannabis  adopted  by  the  Board;  and  (2)  a  cannabis  establishment  to  include  any information  on  the  label  for  any  cannabis  or  a  cannabis  product  that  is  already included on the packaging for the cannabis or cannabis product. The Bill also allows information required to be included on a label to instead be included on the packaging and revises the definition of the terms "label" and "packaging. SB 168 requires that CCB to put together a "frequently asked questions" webpage. Finally, SB 168 requires that a single package containing an infused pre-roll, to contain a net weight of not more than seven (7) grams.

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2025 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal. A January 2026 Pew Research Center survey found that 63% of adults under 30 support legalization for both uses. That compares with 50% of those ages 65 to 74 and 34% of Americans ages 75 and older. A 2025 Gallup poll found that 64% of adults supported legalization. That's a slight decrease from the 70% who favored legalization in 2023. But it's about double the 31% who favored it in 2000.

Industry Outlook

Due to increases in state legalization, shifting public opinion, and recent rescheduling of state licensed medical marijuana to Schedule III, state-legal cannabis industry sales have grown substantially in recent years.  According to projections from Statista, total revenue from cannabis is expected to reach $47 billion in 2026. With an estimated annual growth rate of 3.36%, the market volume is projected to reach $55.43 billion by 2030.

Other than as disclosed here and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2025 to March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

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

iv. Impairment of long-lived assets

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

v. Inventories

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

ix. Convertible Instruments

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

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2026, March 31, 2025 and March 31, 2024

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

The following is biographical information on our directors and officers who are acting in the capacity of director or officer as of the date hereof:

Sonny Newman, Chief Executive Officer, and President. Sonny Newman is the founder of Silver State Relief and Silver State Cultivation in Nevada, and has several other companies in electronics, manufacturing, electronics distribution, real estate development and an investment company. Mr. Newman was the sole owner of the Silver State companies when they were purchased by the Company in 2019 and today is the largest shareholder of the Company. Mr. Newman's proven operational and financial discipline in the cannabis and other sectors shows his ability to build solid teams and make strategic investments into opportunistic markets.

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

No family relationships exist between any of the directors or senior management

Arrangements, Understandings, etc.

The Company has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

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

Compensation for Year Ending March 31, 2026

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the most recently completed financial year of the Company ending on March 31, 2026, in respect of each of the individuals comprised of the Company's directors and members of it administrative, supervisory and management bodies for services provided by such persons to the Company and its subsidiaries. During the year ended March 31, 2026, the Company paid aggregate remuneration to its directors and officers as a group who served in the capacity of director or executive officer during such year of US$925,981

Name and principal position	Salary, Consulting Fees, Retainer or Commission	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
				Annual incentive plans	Long-term incentive plans
Sonny Newman President and Chief Executive Officer	$200,000	Nil	22,442	Nil	N/A	N/A	-	$222,442
Michael Kidd Chief Financial Officer, Corporate Secretary and Director	$161,136(1)	Nil	15,709	Nil	N/A	N/A	-	$176,845
Aron Swan Chief Operating Officer	$350,000	Nil	67,323	Nil	N/A	N/A	-	$417,323
Todd Harrison Director	$60,000	Nil	11,220	Nil	N/A	N/A	-	$71,220
D. Bruce Macdonald Chairman of the Board and Director	Nil	Nil	33,662	Nil	N/A	N/A	-	$33,662
Leonard (Will) Werden Director	Nil	Nil	4,489	Nil	N/A	N/A	-	$4,489

___________________________

(1) Michael Kidd was not paid any compensation for his role as director of the Company.

Please see section entitled "Deferred Share Units" in Item 6.E. "Share Ownership" below for a brief summary of DSU treatment upon the termination of a director.

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

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended March 31, 2026.

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

Board Committees - Audit Committee; Corporate Governance and Compensation Committee; Special Committee

The current Company committees include the Audit Committee and Corporate Governance and Compensation Committee and a Special Committee. The Board has no other standing committees.

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

The Special Committee's purpose is to evaluate all strategic alternatives, change of control or business combination transactions, and opportunities that may be available to the Company with a view towards maximizing value for its stakeholders and to advise the Board. The Committee shall convey its findings and make recommendations with respect to its review to the Board for consideration and, where required, decision by the Board. The Committee does not have decision-making authority except where, and only to the extent that, such authority is expressly delegated by the Board, including as described in this Charter.  As at the date of this Annual Report, the following Board members sit on the Special Committee: Michael Kidd, D. Bruce Macdonald and Todd Harrison. D. Bruce Macdonald and Todd Harrison are voting members.  D. Bruce Macdonald is the Chair of the Special Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee. To assist in its review, the Board conducts informal surveys of its directors.

D. Employees

The following outlines the number of employees of the Company for the last three fiscal years, categorized by activity (operations or corporate) and geographic location (Canada or Nevada):

Financial Year Ended	Canada Employees	Nevada Employees	Operations Employees	Corporate Employees	Total
March 31, 2026	2	134	129	6	136
March 31, 2025	1	136	132	5	137
March 31, 2024	1	113	110	4	114

The increase in employees in 2025 is due to the opening of our third dispensary.  No employees are represented by a labor union or covered by a collective bargaining agreement.

E. Share Ownership

Share Capital

The Company is authorized to issue an unlimited number of common shares. As of the date of this Annual Report, there are 118,678,994 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the Board and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets forth the share ownership of the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Shares Held	Percentage Ownership (capital and voting)	Percentage of holding on a fully diluted bases (capital and voting)
Sonny Newman, President and Chief Executive Officer	12,500,000	10.5%	10.3%
Michael Kidd, Chief Financial Officer and Director	38,055	0.0%	0.0%
Aron Swan, Chief Operating Officer	24,449	0.0%	0.0%
Todd Harrison, Director	300,000	0.3%	0.2%
D. Bruce Macdonald, Chairman of the Board and Director	1,440,000	1.2%	1.2%
Leonard (Will) Werden, Director	265,000	0.2%	0.2%

Equity Incentive Plan

On March 17, 2026, the Board adopted a 10% rolling security based compensation plan (the "Plan").  The Plan replaces the Company's prior 10% rolling stock option plan and restricted share unit plan (collectively, the "Prior Plans"). All outstanding awards previously granted under the Prior Plans will be treated as outstanding awards granted under the Plan; provided, however, that in the event of any inconsistency between the terms of any agreement governing the awards granted under the Prior Plans and the terms of this Plan, the terms of such agreement will govern.

The maximum number of common shares issuable under the Plan will not exceed 10% of the number of common shares that are issued and outstanding from time to time, inclusive of all common shares reserved for issuance pursuant to previously granted stock options or security based compensation plans including the Prior Plans.  Unless disinterested shareholder approval is obtained, the maximum number of common shares which may be reserved for issuance on a yearly basis to any one Participant under the Plan, together with all of the Company's other security based compensation arrangements, cannot exceed 5% of the outstanding common shares at the time of the grant. The maximum number of common shares which may be reserved for issuance on a yearly basis to any one consultant under the Plan, together with all of the Company's other security based compensation arrangements, shall not exceed 2% of the outstanding common shares at the time of the grant.  Unless disinterested shareholder approval is obtained, the maximum number of Common Shares reserved for issuance to insiders under the Plan, together with all of the Company's other security based compensation arrangements, cannot exceed 10% of the outstanding common shares at the time of the grant. Lastly, investor relations service providers may only be granted Options under the Plan, and the maximum number of Shares that are issuable to all investor relations service providers in any 12-month period must not exceed 2% of the outstanding common shares at the time of the grant.  Moreover, Options granted to any investor relations service provider must vest in stages over a period of not less than 12 months, such that not more than 25% vest any sooner than three months after the date of grant, and not more than 25% vest any sooner than every three months thereafter.

The Plan is administered by the Board or a committee authorized and appointed by the Board to administer the Plan.  Awards may be granted under the Plan to such directors, officers, employees or consultants of the Company and its subsidiaries or such eligible charitable organizations, as the Board may from time to time designate ("Participants"). Awards that may be granted under the Plan include stock options ("Options"), deferred share units ("DSUs"), restricted stock units ("RSUs"), performance share units ("PSUs") and bonus shares.

Options

Options awarded by the Board will be subject to a vesting schedule as set forth in the applicable award agreement; provided, however, that the Board may elect to accelerate vesting at any time.  The exercise price for options is determined by the Board, but cannot, in any event, be less than the greater of (i) $0.05; (ii) the closing price of the common shares on the CSE on the date prior to grant; and (iii) the closing price of the common shares on the CSE on the date of grant.  The Plan provides for a net exercise feature which allows an option holder to exercise vested Options without paying the exercise price in cash, and in return, the Company will deliver the number of common shares to such option holder equal to the value of the Options that are "in-the-money" (i.e. the 5-day VWAP of the common shares on the date of exercise less the exercise price of the respective Options) as well as a cashless exercise feature (i.e. a broker-assisted sale of a sufficient number of common shares to cover the exercise price). Options may be granted for a maximum term of 10 years.

Restricted Share Units

RSUs represents the right of a Participant to receive payment, in the form of common shares, a cash equivalent or a combination thereof, subject to the terms of the Plan.  The Board will determine the period of time during which an RSU is not vested and the Participant holding such RSU remains ineligible to receive common shares (the "Restricted Period"). In addition, at the sole discretion of the Board, at the time of grant, the RSU may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such RSUs to entitle the holder thereof to receive the underlying common shares. Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), an RSU will be automatically settled and the underlying common share will be issued, or the cash equivalent will be paid, to the holder of such RSU.

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) and not otherwise subject to the provisions of the Internal Revenue Code may elect no later than 30 days following the end of the Restricted Period to defer the receipt of all or any part of their common shares until one or more deferred payment dates which will be the earlier of (i) the date which the Participant has elected to defer receipt of common shares (which, for avoidance of doubt, must be a date after the end of the Restricted Period); and (ii) the date the Participant retires or otherwise terminates from employment with the Company or a related entity. No other Participants may elect a deferred payment date.  In the event of a Participant's death or disability, the Board may, in its absolute discretion, accelerate vesting of a pro rata portion of the Participant's RSUs.  In the event of the retirement or termination of employment of a Participant during the Restricted Period, any unvested RSUs will terminate; provided, however, the Board has the absolute discretion to modify the grant of the RSUs to provide that the Restricted Period will terminate immediately prior to the date of such retirement or termination of employment.  In the event that a dividend is declared and paid by the Company, a Participant may be credited with additional RSUs, subject to the Board's discretion.

Performance Share Units

PSUs represent the right, upon attainment of certain performance-based criteria, for a Participant to receive payment in the form of common shares, a cash equivalent or a combination thereof, at the end of the applicable performance period.  The Board will determine, in its sole discretion, the performance period and performance-based criteria and multipliers applicable to a PSU.  A payment for a PSU will be made following the end of the performance period in the form determined by the Board, subject to specific Plan terms regarding U.S. taxpayers.

In the event of the death or disability of a Participant during the performance period, the performance period will be deemed to end at the end of the calendar quarter immediately before the date of death or disability of the Participant and the amount payable to the Participant or its executors, as the case may be, will be calculated as of such date.  In the event of the retirement or termination of employment of a Participant during the performance period, any unvested PSUs will terminate; provided, however, the Board has the absolute discretion to modify the grant of the PSU to provide that the performance period would have ended at the end of the calendar quarter immediately prior to the date of such retirement or termination of employment, and the amount payable to the Participant will be calculated as of such date.  In the event that a dividend is declared and paid by the Company, a Participant may be credited with additional PSUs, subject to the Board's discretion.

Deferred Share Units

The Board may grant DSUs to directors, officers or employees, but in the case of U.S. taxpayers, only a non-employee director may be granted DSUs.  DSUs represent the right to receive common shares, a cash equivalent or a combination thereof with respect to each DSU.  DSUs may not be redeemed until after the earlier of a director's retirement, a director's termination, a director's death or a participant's separation date (each, a "DSU Termination Date").  Unless otherwise determined by the Board, if the DSU Termination Date occurs as a result of a termination for cause, all DSUs credited to such Participant will be forfeited and cancelled immediately.  If a DSU Termination Date occurs as a result of the death of a Participant, all DSUs will vest upon the Participant's death.  As  soon  as  reasonably practicable after the DSU Termination Date of a Participant, or as the Participant may elect otherwise elect (as described below), and in any event, no later than December 15 of the first calendar year commencing after the DSU Termination Date, the Company will redeem and fully settle each vested DSU (such settlement date being a "Redemption Date"), subject to certain specific Plan terms regarding U.S. taxpayers. With respect to Participants who are residents of Canada for the purposes of the Tax Act and who are not otherwise U.S. taxpayers, if the DSU Termination Date of a Participant occurs for a reason other  than  cause,  after  the  DSU  Termination  Date,  the Participant (or their estate) may elect up to three separate Redemption Dates as of which either a portion or all of the Participant's DSUs will be redeemed and settled, provided that the elected Redemption  Dates  are no  later  than  December  15  of  the  first  calendar  year  commencing  after  the Participant's DSU Termination Date. In the event that a dividend is declared and paid by the Company, a Participant may be credited with additional DSUs, subject to the Board's discretion.

Bonus Shares

Bonus shares may be granted to participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All bonus shares will be issued at the fair market value on the grant date.

As of March 31, 2026, there were 5,375,000 options outstanding to purchase common shares of which 3,583,333 had vested.  As of the date of this Annual Report there were 5,375,000 options outstanding to purchase common shares of which 5,375,000 had vested.

As of March 31, 2026, there no RSU's, PSU's or DSU's outstanding.  As of the date of this Annual Report there were 833,339 RSU's outstanding of which none had vested, and 1,275,000 DSU's outstanding of which half had vested.

The following table sets forth the options, RSU's and DSU's exercisable into common shares, owned by the persons set forth in the Compensation table at Item 6.B above, as of the date of this Annual Report:

Names and Principal Position	No. of Options Held	No. of Shares Underlying the Options	Option Strike Price (C$)	Option Expiration Date	RSU	DSU
Sonny Newman, President and Chief Executive Officer	500,000	500,000	0.53	May 13, 2027	-	-
Michael Kidd, Chief Financial Officer and Director	350,000	350,000	0.53	May 13, 2027	-	200,000
Aron Swan, Chief Operating Officer	1,500,000	1,500,000	0.53	May 13, 2027	66,667	-
Todd Harrison, Director	250,000	250,000	0.53	May 13, 2027	-	250,000
D. Bruce Macdonald, Chairman of the Board and Director	750,000	750,000	.0.53	May 13, 2027	-	675,000
Leonard (Will) Werden, Director	100,000	100,000	0.53	May 13, 2027	-	150,000

A copy of the Equity Incentive Plan is incorporated by reference into this Annual Report as Exhibit 4.1.

Warrants

As of March 31, 2026, there were 4,000,000 warrants outstanding to purchase common shares. As at the date of this Annual Report there were 4,000,000 warrants outstanding to purchase common shares.

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

As of December 31, 2024, Nomura Holdings, Inc. ("Nomura") held 10,146,622 common shares, which represents an approximate 21% increase from the common shares held as of December 31, 2023, according to the Schedule 13G/A beneficial ownership report filed by Nomura and one of their wholly owned subsidiaries with the SEC on February 19, 2025. This 13G/A showed that both Nomura and its wholly owned subsidiary each held less than 5% of the Company's shares. Accordingly, there has been no Schedule 13G/A filed by Nomura since. There has also been no Schedule 13G filed by any company for any period after December 31, 2024.

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

Name of Shareholder	No. of Shares Held	Percentage of Issued Shares
The Newman Family 1999 Trust	12,500,000	10.5%

The Company is not owned directly or indirectly by another corporation, foreign government or any other natural person. There are no arrangements known to the Company, the operation of which may result in a change of control of the Company.

As of May 31, 2026, there were 104 registered holders of the Company's Common Shares with addresses in the United States, with combined holdings of 15,263,295 Common Shares. The number of registered holders does not include beneficial owners whose Common Shares are held in street name by brokers and other nominees. Common Shares held by persons in the United States may be held by a non-US registered holder and therefore the number of common shares held by persons in the United States may be higher."

B. Related Party Transactions

Consulting Agreement with CB1

CB1 Capital currently invoices $5,000 per month, on a month to month basis. Mr. Harrison is a principal of CB1.  On January 28, 2021, Mr. Harrison was named to the Company's Board of Directors.

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

Settlement of Legal Proceedings

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of EFF (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of $2,400,000 (the "Settlement Amount") as follows: (i) $500,000 payable on or before September 12, 2025 (the "Initial Payment Date") (paid); (ii) $100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date ($300,000 paid to December 31, 2025), and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 (reduced from 793,093) common shares of the Company (the "Share Consideration").

The Settlement resulted in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of convertible notes of $1,156,259 and the accounts payable Litigation related accrual of $612,500. The recognition of the $2,400,000 settlement liability, extinguishment of liabilities totaling $1,768,759, and reduction of the commitment to issue shares possessing a value of $188,698 (C$260,950) resulted in a loss on settlement of legal proceedings of $442,543. The Share Consideration was paid after March 31, 2026.

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

Other than as disclosed below, our articles do not restrict directors' power to vote compensation to themselves or any other members of their body in the absence of an independent quorum.  The Company is authorized to issue an unlimited number of common shares without par value. Each common share is entitled to one vote. All common shares of the Company rank equally as to dividends, voting power and participation in assets. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than those described in Item 4. "Information on the Company" or elsewhere in this Annual Report, the only contract entered into by the Company during the two years immediately preceding the date of this Annual Report that is material is the following:

(i)  Trust Indenture dated May 6, 2024, between the Company and Alliance, as trustee, registrar and transfer agent

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

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, or disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including without limitation specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations  applicable to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership, and disposition of common shares.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation organized under the laws of the U.S., any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations (including the potential application of, and operation of, any income tax treaties) applicable to the acquisition, ownership and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers, broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships and other "pass-through" entities (and partners or other owners in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company; (l) are U.S. expatriates or former long-term residents of the United States; or (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax considerations applicable to any such entity, arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradeable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in such common shares sold or otherwise disposed of. A U.S. Holder's tax basis in common shares generally will be such U.S. Holder's U.S. dollar cost for such common shares. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for longer than one year. Gain or loss, as well as the holding period for the common shares, is determined separately for each block of common shares (that is, common shares acquired at the same cost in a single transaction) sold or otherwise disposed of in a taxable disposition.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" within the meaning of Section 1297(a) of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "PFIC asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

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

While there are U.S. federal income tax elections that sometimes can be made to alter these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any of its Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at the conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S.-source ordinary income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax considerations of the acquisition, ownership, and disposition of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply for taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own financial advisor, legal counsel or other tax advisor regarding the information reporting and backup withholding rules.

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

The Company's consolidated financial statements for year ended March 31, 2026, have been prepared on a going concern basis which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our senior management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as at March 31, 2026 (the "Evaluation Date").

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended March 31, 2026, that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Davidson & Company LLP ("Davidson") (PCAOB ID 731) has been the external auditor of the Company since January 19, 2024. The aggregate fees billed by Davidson in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
March 31, 2026	C$355,671	C$92,616	C$23,000	Nil
March 31, 2025	C$336,959	Nil	C$46,200	Nil

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

(2) Pertains to professional services for tax compliance, tax advice and tax planning.

(3) Pertains to products and services other than services reported under the other categories.

The audit committee pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by our independent auditors.  The authority to pre-approve non-audit services may be delegated by the audit committee to one or more independent members of the audit committee, provided that such pre-approval must be presented to the audit committee's first scheduled meeting following such pre-approval.  The Company's external auditor has been approved by majority vote of the Audit Committee and 100% of the services described above were approved by the Audit Committee. At no time since February 1, 2020, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of that may yet be purchased under the plans or programs
Month #1 (April 1- April 30, 2025)	109,500	$0.14	109,500	5,892,890
Month #2 (May 1- May 31, 2025)	25,000	$0.14	134,500	5,867,890
Month #3 (June 1, 2025 - June 30, 2025)	50,000	$0.14	184,500	5,817,890
Month #4 (July 1, 2025 - July 31, 2025)	39,500	$0.15	224,000	5,778,390
Month #5 (August 1- August 31, 2025)			224,000	5,778,390
Month #6 (September 1- September 30, 2025)			224,000	5,778,390
Month #7 (October 1- October 31, 2025)			224,000	5,778,390
Month #8 (November 1 - November 30, 2025)			224,000	5,778,390
Month #9 (December 1- December 31, 2025)			224,000	5,898,596
Month #10 (January 1 - January 31, 2026)	51,500	$0.29	275,500	5,847,096
Month #11 (February 1- February 28, 2026)	79,000	$0.29	354,500	5,768,096
Month #12 (March 1- March 31, 2026)	125,000	$0.26	479,500	5,643,096
Total	479,500	$0.21	479,500	5,643,096 [1]

On November 27, 2024, the Company established a Normal Course Issuer Bid (the "NCIB") to repurchase up to 6,002,390 common shares of the Company, representing approximately 5% of the issued and outstanding common shares. The expiration date of the NCIB is December 2, 2025. On December 5, 2025, the Company established a Normal Course Issuer Bid (the "NCIB") to repurchase up to 5,898,596 common shares of the Company, representing approximately 5% of the issued and outstanding common shares. The expiration date of the NCIB is December 9, 2026.

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

In order to mitigate these risks to a degree, the Company has a full-time IT manager ("Manager") and also engages third-party service providers to monitor and update the Company's information systems. The Manager has 25 years' experience in company-wide email security, centrally managed security suites, and requisite experience drafting, updating and enforcing corporate IT policy including cyber and network security.

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

Item 17. Financial Statements

See Item 18 "Financial Statements".

Item 18. Financial Statements

The following financial statements pertaining to the Company are filed as part of this Annual Report:

Audited Financial Statements of the Company for the years ended March 31, 2026 and March 31, 2025 and are audited in accordance with U.S. GAAP.

Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

C21 Investments Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of C21 Investments Inc. (the "Company"), as of March 31, 2026 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended March 31, 2026 and 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025 in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company's auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

June 10, 2026

DAVIDSON & COMPANY LLP	1200-609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

C21 INVESTMENTS INC. Consolidated Balance Sheets (Expressed in U.S. dollars)

	March 31, 2026	March 31, 2025
	$	$
ASSETS
Current assets
Cash	2,234,306	2,625,461
Receivables	61,395	176,695
Inventory	4,590,546	4,051,425
Prepaid expenses and deposits	587,153	645,809
Note receivable - current portion	833,954	-
Assets classified as held for sale	-	4,725
	8,307,354	7,504,115
Non-current assets
Property and equipment	2,299,350	2,665,600
Right-of-use assets	8,751,764	9,393,282
Intangible assets	6,406,481	8,092,663
Goodwill	28,541,323	28,541,323
Note receivable	-	802,766
Deferred tax asset	112,679	-
Total assets	54,418,951	56,999,749

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,861,171	2,148,153
Convertible promissory notes	-	1,156,259
Convertible debentures - current portion	732,638	977,817
Settlement liability - current portion	1,200,000	-
Income taxes payable	1,654,854	2,833,991
Deferred revenue	303,850	309,892
Lease liabilities - current portion	634,817	530,931
	6,387,330	7,957,043
Non-current liabilities
Convertible debentures	-	710,367
Settlement liability	100,000	-
Lease liabilities	9,136,307	9,771,124
Uncertain tax position	13,362,009	9,822,797
Derivative liability	-	27,824
Deferred tax liability	-	34,817
Total liabilities	28,985,646	28,323,972

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,836,067 and 117,996,814 shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	107,244,066	107,006,777
Subordinate shares, no par value; unlimited shares authorized; 100,000,000 and nil shares issued and outstanding as of March 31, 2026 and March 31, 2025, respectively	72	-
Commitment to issue shares	439,443	628,141
Accumulated other comprehensive loss	(2,185,615)	(2,138,198)
Deficit	(80,064,661)	(76,820,943)
Total shareholders' equity	25,433,305	28,675,777
Total liabilities and shareholders' equity	54,418,951	56,999,749

Commitments (Note 17)

Subsequent events (Note 23)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these consolidated financial statements.
4

C21 INVESTMENTS INC. Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars, except number of shares)

	Year ended March 31,
	2026	2025
	$	$

Revenue	32,614,513	30,117,880
Cost of sales	19,009,393	17,558,940
Gross profit	13,605,120	12,558,940

Selling, general and administrative expenses	11,326,833	11,277,284

Income from operations	2,278,287	1,281,656

Accretion expense	(372,018)	(509,871)
Gain on change in fair value of derivative liabilities	29,160	52,257
Interest expense	(187,241)	(293,675)
Loss on settlement of legal proceedings	(442,543)	-
Gain (loss) on disposal of assets	7,446	(155,692)
Other income	65,699	20,246
Net income from continuing operations before income tax expense	1,378,790	394,921
Income tax expense	(4,614,428)	(4,151,650)
Net loss from continuing operations after income tax expense	(3,235,638)	(3,756,729)

Net loss from discontinued operations after income tax expense	(8,080)	(212,813)

Net loss	(3,243,718)	(3,969,542)

Other comprehensive income (loss):
Cumulative translation adjustment	(47,417)	133,050
Comprehensive loss	(3,291,135)	(3,836,492)

Basic and diluted loss per share from continuing operations	(0.03)	(0.03)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.03)	(0.03)
Weighted average number of common shares outstanding - basic	117,910,795	119,794,951
Weighted average number of common shares outstanding - diluted	118,466,588	120,588,044

The accompanying notes are an integral part of these consolidated financial statements.
5

C21 INVESTMENTS INC. Consolidated Statements of Changes in Shareholders’ Equity (Expressed in U.S. dollars, except number of shares)

	Number of common shares	Common stock and reserves	Number of subordinate shares	Subordinate share capital	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	#	$	$	$	$	$
Balance, March 31, 2024	120,047,814	105,467,920	-	-	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	-	-	966,028
Share-based compensation	-	849,559	-	-	-	-	-	849,559
Repurchase and cancellation of shares	(2,051,000)	(276,730)	-	-	-	-	-	(276,730)
Net loss and comprehensive income	-	-	-	-	-	133,050	(3,969,542)	(3,836,492)
Balance, March 31, 2025	117,996,814	107,006,777	-	-	628,141	(2,138,198)	(76,820,943)	28,675,777
Share-based compensation	-	236,779	-	-	-	-	-	236,779
Repurchase and cancellation of shares	(479,500)	(103,034)	-	-	-	-	-	(103,034)
Exercise of debentures	318,753	103,544	-	-	-	-	-	103,544
Issuance of subordinate shares	-	-	100,000,000	72	-	-	-	72
EFF Settlement	-	-	-	-	(188,698)	-	-	(188,698)
Net loss and comprehensive loss	-	-	-	-	-	(47,417)	(3,243,718)	(3,291,135)
Balance, March 31, 2026	117,836,067	107,244,066	100,000,000	72	439,443	(2,185,615)	(80,064,661)	25,433,305

The accompanying notes are an integral part of these consolidated financial statements.
6

C21 INVESTMENTS INC. Consolidated Statements of Cash Flows (Expressed in U.S. dollars)

	Year ended March 31,
	2026	2025
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(3,235,638)	(3,756,729)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	372,018	509,871
Amortization of right-of-use assets	655,818	574,686
Deferred income tax recovery	(147,496)	156,660
Depreciation and amortization	1,780,182	1,706,012
Gain on change in fair value of derivative liabilities	(29,160)	(52,257)
Interest expense	187,241	293,675
Interest and accretion income included in other income	(65,188)	-
Loss on extinguishment of EFF liability	442,543	-
(Gain) loss on disposal of assets	(7,446)	155,692
Share-based compensation	236,779	849,559
Changes in operating assets and liabilities:
Receivables	115,300	77,696
Inventory	(49,587)	(698,690)
Prepaid expenses and deposits	63,381	(53,196)
Accounts payable and accrued liabilities	335,590	(419,139)
Settlement liability	(1,100,000)	-
Income taxes payable	(1,179,137)	(7,396,432)
Uncertain tax position	3,539,212	9,822,797
Deferred revenue	(6,042)	22,332
Lease liabilities	(545,231)	(426,884)
Cash provided by operating activities of continuing operations	1,363,139	1,365,653
Cash used in operating activities of discontinued operations	(8,080)	(176,487)

INVESTING ACTIVITIES
Purchases of property and equipment	(244,838)	(406,733)
Purchases of intangible assets	-	(3,413,647)
Proceeds from disposal of assets	25,000	367,229
Cash used in investing activities of continuing operations	(219,838)	(3,453,151)
Cash provided by investing activities of discontinued operations	-	331,936

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	-	2,920,562
Interest payments received on note receivable	34,000	-
Principal repayments on convertible debentures	(1,286,179)	(677,732)
Interest paid in cash	(187,241)	(293,675)
Repurchase and cancellation of shares	(103,034)	(276,730)
Cash (used in) provided by financing activities of continuing operations	(1,542,454)	1,672,425
Cash used in financing activities of discontinued operations	-	(405,253)

Effect of foreign exchange on cash	16,078	29,770
Change in cash during the year	(391,155)	(635,107)
Cash, beginning of year	2,625,461	3,260,568
Cash, end of year	2,234,306	2,625,461

Supplemental disclosure of cash flow information:
Income tax paid in cash	2,500,000	1,500,000
Interest payments received on note receivable	34,000	-
Interest paid in cash	(187,241)	293,675
Addition in right-of-use assets and lease liabilities	-	1,221,143

The accompanying notes are an integral part of these consolidated financial statements.
7

C21 INVESTMENTS INC. Notes to the Consolidated Financial Statements For the years ended March 31, 2026 and 2025 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated on January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office at 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at March 31, 2026, the Company had a working capital surplus of $1,920,024 (March 31, 2025 - working capital deficiency of $452,928) and an accumulated deficit of $80,064,661 (March 31, 2025 - $76,820,943). During the year ended March 31, 2026, the Company generated $1,363,139 in cash from operating activities, compared to $1,365,653 during the year ended March 31, 2025.

At the federal level, cannabis, other than certain medical cannabis products, currently remains a Schedule I controlled substance under the Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance is characterized by a high potential for abuse, no currently accepted medical use in the United States, and a lack of accepted safety for use under medical supervision. As such, even in those states in which cannabis has been legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance that remains illegal at the federal level.

On April 23, 2026, the U.S. Department of Justice announced that it had moved FDA-approved marijuana products and marijuana products produced and dispensed pursuant to qualifying state medical marijuana licenses to Schedule III of the Controlled Substances Act. The DOJ also announced that the Drug Enforcement Administration ("DEA") would withdraw its prior notice of hearing and terminate those proceedings, with new administrative hearings scheduled to begin on June 29, 2026.

On April 28, 2026, the DEA published a rule in the Federal Register formalizing the rescheduling of FDA-approved marijuana products and marijuana products produced pursuant to state medical marijuana programs from Schedule I to Schedule III (the "Rescheduling Rule"). The Rescheduling Rule also established an expedited process for state-licensed medical marijuana operators to register with the DEA, which would permit such entities, subject to registration, to manufacture, distribute, and dispense marijuana for medical purposes under federal law. The Rescheduling Rule did not address or amend the status of adult-use cannabis, which remains classified as a Schedule I substance and is expected to be considered as part of the new administrative hearings beginning June 29, 2026. The Company is currently assessing the potential impact of these developments on its operations and financial reporting; however, the effects, if any, have not yet been determined.

There remains uncertainty regarding the U.S. federal government's overall position on cannabis, particularly with respect to adult-use cannabis and the implementation of the Rescheduling Rule. Any changes in federal enforcement priorities or interpretation could impact the Company's operations and its ability to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These consolidated financial statements for the years ended March 31, 2026 and 2025 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

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

A summary of the Company's subsidiaries included in these consolidated financial statements as at March 31, 2026 is as follows:

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

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company has disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company adopted ASU 2023-09 on April 1, 2025 on a prospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements but resulted in enhanced income tax disclosures (Note 21).

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Recently issued accounting pronouncements not yet effective

In November 2024, the FASB issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not adopted this standard early. The Company is currently evaluating the impact of the adoption of this amendment.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify when the settlement of convertible debt should be accounted for as an induced conversion versus a debt extinguishment and update related accounting and disclosure requirements. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years and is effective for the Company beginning April 1, 2026. The Company has evaluated the impact of adopting ASU 2024-04 based on its current convertible debt arrangements and recent conversion activity. During the year ended March 31, 2026, conversions of convertible debentures were completed in accordance with their original contractual terms and did not involve the provision of incremental consideration to induce conversion. As the Company has not entered into, and does not currently expect to enter into, arrangements to induce early conversion of its convertible debt, the adoption of ASU 2024-04 is not expected to have a material impact on its financial statements and disclosures.

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

As at March 31, 2026, the Company had FDIC coverage over $1,261,511 (March 31, 2025 - $1,877,092) of its cash balance.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

For the years ended March 31, 2026 and 2025, the recoverable amount of goodwill allocated to the Nevada reporting unit exceeded the carrying amount and no impairment was noted.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

There have been no transfers between fair value hierarchy levels during the years ended March 31, 2026 and 2025.

The Company's financial instruments that are classified as amortized cost and subsequently measured at amortized cost include cash, receivables, note receivable, accounts payable and accrued liabilities, convertible promissory notes, convertible debentures, and settlement liability. The carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their short-term maturities. The Company's note receivable, convertible promissory notes, convertible debentures and settlement liability are measured at amortized cost using the effective interest method. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risks arising from these financial instruments.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company has the following financial instruments with potential exposure to credit risk:

	March 31, 2026	March 31, 2025
	$	$
Cash	2,234,306	2,625,461
Receivables	61,395	176,695
Note receivable	833,954	802,766
Total	3,129,655	3,604,922

The Company mitigates its exposure to credit loss associated with cash by placing its cash in major financial institutions. The counterparties to the trade receivables and note receivable have a strong credit profile, and as such, the Company has assessed the associated credit risk as low.

As at March 31, 2026, the Company's earn out shares constitute a derivative financial liability classified as and measured at fair value through profit or loss. The fair value of earn out shares at March 31, 2026 was $nil (March 31, 2025 - $27,824) (Note 22).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. As at March 31, 2026, the Company had a working capital surplus of $1,920,024 (March 31, 2025 - working capital deficiency of $452,928). As at March 31, 2026, the Company had an income tax payable of $1,654,854 and an uncertain tax position of $13,362,009. These items include an estimated income tax for the current year from its U.S. subsidiaries of $4,614,428. To manage liquidity risk, the Company endeavours to ensure it has sufficient cash resources to meet its financial obligations. The Company has a thorough planning process to determine the funds required to sustain its operations. Currently, the Company primarily relies on cash generated from its cannabis operations to fulfil its financial commitments. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is not exposed to significant foreign currency risk as its operations and cash flows are all denominated in US$. The Canadian parent has a functional currency of Canadian dollars but does not routinely engage in financing activities in alternate currencies and during the years ended March 31, 2026 and 2025 had no exposure to foreign currency risk.

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

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

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

The Company disaggregates its revenues based on sales to its retail customers where cash is received immediately versus wholesale customers to whom the Company extends credit terms. For the year ended March 31, 2026, revenue from retail sales from continuing operations totaled $31,316,121 (March 31, 2025 - $28,671,773) and revenue from wholesale from continuing operations totaled $1,298,392 (March 31, 2025 - $1,446,107).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

r) Loyalty program

The Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits that can be applied to future purchases. Loyalty reward credits issued as part of a sales transaction result in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to the 'Revenue' line within the accompanying consolidated statements of loss and comprehensive loss and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. The loyalty program expiration policy is six months. As at March 31, 2026 and 2025, the loyalty liability totaled $303,850 and $309,892, respectively, and is included in deferred revenue on the consolidated balance sheets.

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

5. DISCONTINUED OPERATIONS

Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprised the assets of multiple components in distinct geographic locations, management completed the sale on a piecemeal basis. By March 31, 2024, the Company's remaining assets and liabilities held for sale consisted of a building and associated mortgage. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089. As such, net loss from discontinued operations for the year ended March 31, 2026 contains no activity related to the mortgage. For the year ended March 31, 2025, interest expense on the mortgage was $12,933 and repayments totaled $45,551 respectively.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

On March 28, 2025, the Company completed the sale of the building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included cash receipt of $331,936 and a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. Consideration received by the Company was net of incurred transfer fees of $68,065 in connection with the sale. The transaction resulted in a gain on sale of $63,250, which was recognized within income from discontinued operations for the year ended March 31, 2025.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	March 31, 2026	March 31, 2025
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	-	4,725
Total assets classified as held for sale	-	4,725

A summary of the Company's net loss from discontinued operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Expenses
Selling, general and administrative expenses	10,229	331,754
Other expenses	-	(50,316)
Net loss from discontinued operations before income tax expense	(10,229)	(281,438)
Income tax expense	2,149	68,625
Net loss from discontinued operations after income tax expense	(8,080)	(212,813)

A summary of the Company's cash flows from discontinued operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net cash used in operating activities of discontinued operations	(8,080)	(176,487)
Net cash provided by investing activities of discontinued operations	-	331,936
Net cash used in financing activities of discontinued operations	-	(405,253)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	March 31, 2026	March 31, 2025
	$	$
Taxes receivable	4,311	51,868
Trade receivables	57,084	124,827
	61,395	176,695

There was no provision for expected credit losses on trade receivables as at March 31, 2026 and March 31, 2025.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

7. INVENTORY

A summary of the Company's inventory is as follows:

	March 31, 2026	March 31, 2025
	$	$
Finished goods	2,321,417	2,227,294
Work in process	1,864,438	1,558,428
Raw materials	404,691	265,703
	4,590,546	4,051,425

8. NOTE RECEIVABLE

The Company has a note receivable that was issued in connection with the sale of a building on March 28, 2025. The note receivable has a principal balance of $850,000 and bears interest at a fixed rate of 4% per annum payable by the holder monthly. The principal is due at maturity on September 30, 2026. On initial recognition, the note receivable was recorded at fair value of $802,766, reflecting a market interest rate of 8% per annum.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms. As at March 31, 2026, there are no indicators that the borrower's financial condition raises doubt regarding the collectability of the note receivable and the borrower is in compliance with the note terms.

A summary of the Company's note receivable is as follows:

$
Balance, March 31, 2025	802,766
Interest income	34,000
Accretion income	31,188
Interest payments received	(34,000)
Balance, March 31, 2026	833,954

During the year ended March 31, 2026, the Company earned interest income of $34,000 (2025 - $nil), accretion income of $31,188 (2025 - $nil) and received interest payments of $34,000 (2025 - $nil).

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	March 31, 2026	March 31, 2025
	$	$
Leasehold improvements	2,227,928	2,194,128
Furniture and fixtures	369,206	367,024
Computer equipment	6,659	6,659
Machinery and equipment	2,507,897	2,309,689
	5,111,690	4,877,500
Less: Accumulated depreciation	(2,812,340)	(2,211,900)
	2,299,350	2,665,600

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the years ended March 31, 2026 was $611,088 (2025 - $585,120). During the years ended March 31, 2026, $480,443 (2025 - $477,591) of total depreciation was allocated to inventory.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS (continued)

During the year ended March 31, 2026, the Company did not record any gain or loss on the disposal of property and equipment. For the year ended March 31, 2025, the Company recognized a loss on disposal of property and equipment of $155,692.

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 13).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	March 31, 2026	March 31, 2025
	$	$
Licenses	15,303,921	15,423,921
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,489,168	17,609,168
Less: Accumulated amortization	(11,082,687)	(9,516,505)
	6,406,481	8,092,663

During the year ended March 31, 2026, the Company disposed of a license with a cost of $120,000 and accumulated amortization of $92,446 for proceeds of $35,000, of which $10,000 was received as a deposit during the year ended March 31, 2025. Accordingly, gain on disposal of assets for the year ended March 31, 2026, included $7,446. No intangible assets were disposed of during the year ended March 31, 2025.

During the year ended March 31, 2026, the Company recognized amortization expense on intangible assets of $1,658,628 (2025 - $1,607,574). Of the total amortization expense, $9,091 (2025 - $9,091) was allocated to inventory.

b) Goodwill

As at March 31, 2026, the Company had goodwill of $28,541,323 (March 31, 2025 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the year ended March 31, 2026.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	March 31, 2026	March 31, 2025
	$	$
Accounts payable	1,348,230	1,049,610
Accrued liabilities	512,941	486,043
EFF settlement accrual (Note 20)	-	612,500
	1,861,171	2,148,153

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

12. CONVERTIBLE DEBENTURES

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

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placements, net of transaction costs	1,954,534
Accretion expense	509,871
Interest expense	293,675
Repayment	(971,407)
Effect of foreign exchange	(98,489)
Balance, March 31, 2025	1,688,184
Accretion expense	372,018
Interest expense	187,241
Repayment	(1,473,420)
Conversion to common shares	(103,544)
Effect of foreign exchange	62,159
Balance, March 31, 2026	732,638

During the year ended March 31, 2026, the Company incurred interest expense of $187,241 (2025 - $293,675) and accretion expense of $372,018 (2025 - $509,871).

13. LEASE LIABILITIES

The Company has four active leases comprised of land and buildings used in cultivation, processing, warehousing, and dispensary of its products. All leases were classified as operating leases in accordance with ASC 842.

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	March 31, 2026	March 31, 2025
Weighted average discount rate	10.00%	10.00%
Weighted average remaining lease term (years)	8.64	9.60

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

For the year ended March 31, 2026, the Company incurred operating lease costs of $1,646,789 (2025 - $1,597,609). Of these amounts, during the year ended March 31, 2026, $812,368 were allocated to inventory (2025 - $812,368).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

13. LEASE LIABILITIES (continued)

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at March 31, 2026 is as follows:

Year ending March 31,	$
2027	1,582,287
2028	1,629,756
2029	1,678,649
2030	1,729,007
Thereafter	8,361,370
Total undiscounted lease liabilities	14,981,069
Effects of discounting	(5,209,945)
Total present value of minimum lease payments	9,771,124
Current portion of lease liability	634,817
Lease liabilities	9,136,307

14. SHARE CAPITAL

Share capital consists of fully paid common shares with no par value and fully paid subordinate voting shares that are convertible to common shares at a rate of 0.000001 per common share, subject to the discretion of the Board of Directors or at such time that the Company ceases to be a foreign private issuer. The Company is authorized to issue an unlimited number of common shares and subordinate voting shares. All shares are equally eligible to receive dividends and repayment of capital. Common shares represent one vote at the Company's shareholders' meetings while each subordinate voting share has the functional equivalent of 0.000001 of the voting power of a common share.

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at March 31, 2026 and 2025 shares issued pursuant to this commitment total $1,184,407. As part of the settlement of legal proceedings with EFF (Note 20), the number of shares to be delivered was reduced by 237,300 shares. As at March 31, 2026, there were 555,793 shares remaining to be issued (March 31, 2025 - 793,093). On May 27, 2026, pursuant to the terms of the EFF Agreement (Note 20), the Company issued an aggregate of 555,793 common shares to certain Vendors (Note 23).

b) Repurchase and cancellation of shares

During the year ended March 31, 2026, the Company repurchased and cancelled 479,500 (2025 - 2,051,000) common shares under its Normal Course Issuer Bid (NCIB) program through open market transactions. Shares repurchased and cancelled during the year ended March 31, 2026 were acquired at an average price of $0.21 (CAD $0.30) per share, for a total cost of $103,034 (CAD $141,644). Shares repurchased and cancelled during the year ended March 31, 2025 were acquired at an average price of $0.13 (CAD $0.18) per share, for a total cost of $276,730 (CAD $363,181).

c) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, March 31, 2024	1,200,000	1.50
Issuance from private placement	4,000,000	0.55
Expired	(1,200,000)	1.50
Balance, March 31, 2026 and March 31, 2025	4,000,000	0.55

On May 6, 2024, the Company closed its debenture unit private placement (Note 12) and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. Proceeds of $966,028 were allocated to the warrants and recorded in reserves.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

A summary of the Company's outstanding and exercisable warrants as at March 31, 2026 is as follows:

Expiry date	Exercise price	Number of warrants outstanding	Weighted average remaining life
	C$	#	Years
November 6, 2026	0.55	4,000,000	0.60

As at March 31, 2026 and March 31, 2025, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

d) Stock options

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

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price
	#	C$
Balance, March 31, 2024	1,100,000	0.84
Granted	5,425,000	0.53
Expired	(1,100,000)	-
Balance, March 31, 2025	5,425,000	0.53
Forfeited	(50,000)	0.53
Balance, March 31, 2026	5,375,000	0.53

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

A summary of the Company's stock options outstanding and exercisable as at March 31, 2026, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable	Weighted average remaining life
	C$	#	#	Years
May 13, 2027	0.53	5,375,000	3,583,333	1.12

As at March 31, 2026 and March 31, 2025, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the year ended March 31, 2026, the Company recorded share-based compensation expense on vesting of stock options of $236,779 (2025 - $849,559) net of a recovery on options forfeited of $8,951 (2025 - $nil).

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

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

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Year ended March 31,
	2026	2025
	$	$
Accounting and legal	537,809	486,228
Depreciation and amortization	1,780,182	1,706,012
License fees, taxes, and insurance	1,689,725	1,522,962
Office facilities and administrative	429,504	447,826
Operating lease costs	834,421	785,241
Other expenses	483,319	329,852
Professional fees and consulting	521,287	727,510
Salaries and wages	4,496,314	4,138,075
Sales, marketing, and promotion	241,063	207,634
Share-based compensation	236,779	849,559
Shareholder communications	12,430	19,071
Travel and entertainment expense	64,000	57,314
	11,326,833	11,277,284

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The CODM is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary measures of segment performance. The CODM reviews key categories of operating expenses including general and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2026 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	32,614,513	-	32,614,513
Gross profit	13,605,120	-	13,605,120
Operating expenses:
General and administration	(5,690,451)	(2,543,937)	(8,234,388)
Sales, marketing, and promotion	(241,063)	-	(241,063)
Operating lease cost	(834,421)	-	(834,421)
Depreciation and amortization	(1,683,893)	(96,289)	(1,780,182)
Share-based compensation	-	(236,779)	(236,779)
Interest expense and other income (loss)	33,591	(933,088)	(899,497)
Net income (loss) from continuing operations before income tax expense	5,188,883	(3,810,093)	1,378,790

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for the year ended March 31, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	30,117,880	-	30,117,880
Gross profit	12,558,940	-	12,558,940
Operating expenses:
General and administration	(5,164,126)	(2,564,712)	(7,728,838)
Sales, marketing, and promotion	(207,634)	-	(207,634)
Operating lease cost	(785,241)	-	(785,241)
Depreciation and amortization	(1,613,898)	(92,114)	(1,706,012)
Share-based compensation	-	(849,559)	(849,559)
Interest expense and others	(1,138)	(885,597)	(886,735)
Net income (loss) from continuing operations before income tax expense	4,786,903	(4,391,982)	394,921

Entity-wide disclosures

All revenue for the years ended March 31, 2026 and 2025 was earned in the United States. For the years ended March 31, 2026 and 2025, no customer represented more than 10% of the Company's net revenue. As at March 31, 2026 and March 31, 2025, no customer represented more than 10% of the Company's receivables.

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at March 31, 2026 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,884	8,361,371
	9,000,289	5,980,780	14,981,069

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and lease liabilities is as follows:

	March 31, 2026	March 31, 2025
	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,288,924	4,630,273
Due to the Chief Financial Officer ("CFO")	400	557
	4,289,324	4,630,830

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Year ended March 31,
	2026	2025
	$	$
Consulting fees paid to a director	60,000	60,000
Amounts paid to CEO or companies controlled by CEO for leases	791,188	768,143
Amounts paid to CEO or companies controlled by CEO for remuneration	200,000	200,000
Salary paid to directors and officers	511,135	489,042
Share-based compensation	154,845	513,735
	1,717,168	2,030,920

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net loss from continuing operations after income taxes	(3,235,638)	(3,756,729)
Net loss from discontinued operations after income taxes	(8,080)	(212,813)
Net loss	(3,243,718)	(3,969,542)

Weighted average number of common shares outstanding	117,910,795	119,794,951
Dilutive effect of commitment to issue shares	555,793	793,093
Diluted weighted average number of common shares outstanding	118,466,588	120,588,044

Basic and diluted loss per share, continuing operations	(0.03)	(0.03)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.03)	(0.03)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the years ended March 31, 2026 and 2025, the number of warrants excluded from the computation was 4,000,000 and 4,000,000, respectively. For the years ended March 31, 2026 and 2025, the number of outstanding stock options excluded from the computation was 5,375,000 (exercisable - 3,583,333) and 5,425,000 (exercisable - 1,808,333), respectively.

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

20. SETTLEMENT OF LEGAL PROCEEDINGS

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of EFF (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC,

and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of $2,400,000 (the "Settlement Amount") as follows: (i) $500,000 payable on or before September 12, 2025 (the "Initial Payment Date"); (ii) $100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date, and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 (reduced from 793,093) common shares of the Company (the "Share Consideration").

The Settlement resulted in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of convertible promissory notes (which had an outstanding balance of $1,156,259 as of March 31, 2025) and the accounts payable Litigation related accrual of $612,500. The recognition of the $2,400,000 settlement liability, extinguishment of liabilities totaling $1,768,759, and reduction of the commitment to issue shares possessing a value of $188,698 (C$260,950) resulted in a loss on settlement of legal proceedings of $442,543.

During the year ended March 31, 2026, the Company made payments toward the Settlement Amount totaling $1,100,000 and as at March 31, 2026, the settlement liability was $1,300,000 (March 31, 2025 - $nil). On May 27, 2026, the Company issued the shares associated with the Share Consideration (Note 23).

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

A summary of the Company's domestic and foreign components of income (loss) before income taxes for continuing operations were as follows:

	Year ended March 31,
	2026	2025
	$	$
Canadian	(2,371,971)	(2,758,921)
United States	3,750,761	3,153,842
Income before income taxes	1,378,790	394,921

Section 280E of the Internal Revenue Code ("IRC") prohibits taxpayers engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting ordinary and necessary business expenses (excluding cost of goods sold) from gross income. While Section 280E was originally enacted to address criminal market participants, its application has been extended by the Internal Revenue Service ("IRS") to include state-legal cannabis businesses, as cannabis remains classified as a Schedule I controlled substance under federal law. As a result, cannabis businesses operating in states that conform to the IRC are similarly disallowed from deducting ordinary business expenses for state tax purposes.

INTEGIX DIVIDER

21. INCOME TAXES (continued)

Management asserts, based on a legal opinion, that Section 280E should not apply to the Company's operations. This constitutes an uncertain tax position. In accordance with ASC 740, this position does not meet the "more likely than not" recognition threshold, but management believes it is supported by a reasonable basis standard.

The differences between income taxes expected at the statutory income tax rates and the reported income tax (benefit) expense for continuing operations as presented under ASU 2023-09 are summarized below:

	Amount	Percentage
	$	%
Canada Income tax expense (recovery) at statutory rate	372,273	27.00
Non-deductible expenditures and non-taxable revenues - USA	-	0.00
IRC section 280E disallowance	63,930	4.64

Foreign – USA
Change in foreign exchange rates, and others	(61,077)	(4.43)
Non-deductible expenditures and non-taxable revenues	2,668	0.19
Uncertain tax position, inclusive of interest and penalties	2,230,679	161.79
Change in valuation allowance	(271,712)	(19.71)
Payable adjustment to provision	1,727,458	125.29
State tax(1)	(150)	(0.01)
Change in valuation allowance	302,212	21.92
Deferred adjustment to provision versus statutory tax returns	248,147	18.00
Total income tax expense for continuing operations	4,614,428	334.67

(1) The Company has state footprints in Oregon and Nevada.

A summary of the Company's reconciliation of the statutory income tax rate percentage to the effective tax is as follows prior to the adoption of ASU 2023-09 is as follows:

	Year ended March 31,
	2026	2025
	$	$
Net income from continuing operations before income tax expense	1,378,790	394,921
Statutory rate	27%	27%

Income tax expense (recovery) at statutory rate	147,228	(82,602)
IRC section 280E disallowance	66,598	230,890
Foreign tax rate differential	(150)	606
Change in foreign exchange rates and other	26,143	145,186
Uncertain tax position, inclusive of interest and penalties	2,230,679	3,630,467
Change in valuation allowance	30,500	413,213
Payable adjustment to provision versus statutory tax returns	1,727,458	(146,592)
Deferred adjustment to provision versus statutory tax returns	385,972	(39,518)
Total income tax expense for continuing operations	4,614,428	4,151,650

A summary of the Company's components of the income tax expense for continuing operations is as follows:

	Year ended March 31,
	2026	2025
	$	$
Current
Canadian	-	-
US Federal and State	4,893,573	4,054,018
Total current income tax expense	4,893,573	4,054,018

Deferred
Canadian	-	-
US Federal and State	(279,145)	97,632
Total deferred income tax expense (recovery)	(279,145)	97,632

Total income tax expense for continuing operations	4,614,428	4,151,650

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

21. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities were as follows:

	Year ended March 31,
	2026	2025
	$	$
Deferred tax assets
Share issuance costs and financing fees	8,560	-
Allowable capital losses	83,738	127,977
Non-capital losses	5,978,900	5,623,310
Intangible assets	76,383	83,871
Goodwill	-	749
Lease liabilities	900,674	831,988
Derivative liability	-	7,513
Property and equipment	2,675	2,688
ARO and other	-	3
Total deferred tax assets	7,050,930	6,678,099
Valuation allowance	(6,142,009)	(5,839,472)
Total net deferred tax assets	908,921	838,627

Deferred tax liabilities
Right-of-use assets	(796,242)	(873,444)
Total deferred tax liabilities	(796,242)	(873,444)
Net deferred tax asset (liability)	112,679	(34,817)

There are no deferred tax assets and liabilities included in the carrying amount of the disposal group classified as held for sale as of March 31, 2026. Amounts classified as part of the disposal group have been reclassified to continuing operations under ASC 360-10-20.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for US federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, based on a legal opinion, management has concluded that Section 280E should not apply to the Company's operations. This represents an uncertain tax position that, while supported by a reasonable basis, does not meet the "more likely than not" threshold for recognition under ASC 740.

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction-by-jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company's management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the fiscal year ended March 31, 2025, the Company has provided a valuation allowance against the Company's Canadian net deferred tax assets. The net change in the valuation allowance for the year ended March 31, 2026 was an increase of $302,537.

As of March 31, 2026, the Company had net operating loss ("NOL") carryforwards for Canada and U.S. state income tax purposes of approximately $21,517,204 and $2,227,032, respectively. Canada NOLs will begin to expire in 2026 and state NOLs will begin to expire in 2034.

As of March 31, 2026, the Company had Canadian capital losses of approximately $277,732 with no expiry date.

INTEGIX DIVIDER

21. INCOME TAXES (continued)

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

The uncertain tax position arises from management's position that Section 280E does not apply to the Company. As a result, the Company has claimed deductions-including those for selling, general and administrative expenses-that would otherwise be disallowed under Section 280E.

As of March 31, 2026, the total amount of gross unrecognized tax benefits was $15,139,346, which includes interest and penalties. As of March 31, 2025, $11,608,606 of the total unrecognized tax benefits, if recognized, would have an impact on the Company's effective tax rate.

The Company estimates that approximately $3,698,302 of unrecognized tax benefits, including penalties and interest, may be recognized in the next 12 months.

During the year ended March 31, 2026, the Company recorded interest of $524,262 and penalties of $667,245 on uncertain tax liabilities within the consolidated statements of operations and comprehensive loss. The Company files income tax returns in Canada, the U.S. federal jurisdiction and Oregon. The Company's tax years for the fiscal year ended January 31, 2022 and forward are subject to examination by the U.S. tax authorities. The Company's tax years for January 31, 2022 and forward are subject to examination for state purposes. The tax return for the 2021 fiscal year is also subject to examination by tax authorities in Canada.

The aggregate change in the balance of gross unrecognized tax (benefits) liabilities, excluding penalties and interest, is as follows:

	March 31, 2026	March 31, 2025
	$	$
Beginning balance	10,170,044	(94,883)
Increase due to tax positions taken during current year	2,192,714	2,482,136
Decrease in balance as a result of lapse of the applicable statute of limitations	-	-
Increase in balance due to tax positions taken during prior years	71,158	7,687,908
Decrease in balance due to tax positions taken during prior years	75,360	94,883
Ending balance	12,509,276	10,170,044

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing changes to various provisions of the Internal Revenue Code, including the treatment of research and experimentation expenditures under Section 174. The Company evaluated the impact of the OBBBA in accordance with ASC 740, including applicable effective dates. Based on this assessment, management determined the impact of the OBBBA is not material to the Company's consolidated financial statements, and no material adjustments were recorded.

The following table presents a summary of income taxes paid in cash during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
	$	$
Federal	2,500,000	1,500,000
Oregon	-	-
Canada	-	-
Total	2,500,000	1,500,000

C21 INVESTMENTS INC.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2026 and 2025

(Expressed in U.S. dollars, except as noted)

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at March 31, 2026 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares	-	-	-	-

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares	-	-	27,824	27,824

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

23. SUBSEQUENT EVENTS

On April 1, 2026, the Company granted 1,250,000 restricted share units ("RSUs") to officers and employees. One-third of the RSUs will vest on May 1, 2026, provided the holder remains actively employed or engaged with the Company on that date. The remaining two-thirds will vest in equal installments on April 1, 2027 and April 1, 2028, subject to the holder's continued active employment or engagement with the Company.

On April 1, 2026, the Company granted 1,275,000 deferred share units ("DSUs") to officers and directors of the Company. Of the DSU's granted, 50% vested and became exercisable on the grant date, the other 50% will vest and become exercisable on April 1, 2027. Common shares are issued upon departure of individuals according to the number of DSUs vested as of the departure date.

On May 1, 2026, one-third of the RSUs granted on April 1, 2026 vested, resulting in the issuance of 287,134 common shares. 129,533 common shares were withheld to satisfy employment tax obligations.

On May 27, 2026, pursuant to the terms of the EFF Agreement (Note 20), the Company issued an aggregate of 555,793 common shares to certain Vendors.

29

Item 19. Exhibits

Exhibit Number	Name

1.1	Articles of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
1.2	Certificate of Incorporation and Certificates of name changes (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 14, 2020)
2.2	Trust Indenture dated May 6, 2024, between the Company and Alliance, as trustee, registrar and transfer agent
4.1	Equity Incentive Plan 2026 update
8.1	List of Significant Subsidiaries
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Management's Discussion and Analysis for the Year Ended March 31, 2026
15.2	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

C21 Investments Inc.

By:	/s/ Sonny Newman

Name:	Sonny Newman

Title:	President and Chief Executive Officer

Date: June 10, 2026